As filed with the Securities and Exchange Commission on July 11, 2008
Reg. No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CYTRX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	58-1642750
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, California 90049
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven A. Kriegsman
President and Chief Executive Officer
CytRx Corporation
11726 San Vicente Boulevard., Suite 650
Los Angeles, California 90049
(310) 826-5648
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Benjamin S. Levin, Esq.	Dale E. Short, Esq.	Alexander M. Donaldson, Esq.
CytRx Corporation	TroyGould PC	Wyrick Robbins Yates & Ponton LLP
11726 San Vicente Boulevard, Suite 650	1801 Century Park East, Suite 1600	4101 Lake Boone Trail, Suite 300
Los Angeles, California 90049	Los Angeles, California 90067	Raleigh, North Carolina 27607
Fax: (310) 826-6139	Fax: (310) 201-4746	Fax: (919) 781-4865

          Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.
     If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $.001 per share(1)	$21,253,462(2)	$835.27

(1)	Pursuant to Registrant’s Shareholder Protection Rights Agreement dated April 16, 1997, as amended, each share of common stock will be accompanied by one Series A Junior Participating Preferred Stock Purchase Right that trades with the common stock. Prior to the occurrence of certain events, none of which has occurred as of the date of this registration statement, the rights will not be exercisable or separable from the common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 and based upon the maximum amount of shares of common stock that may be issued as initial merger consideration and earnout merger consideration as described in this registration statement.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. CytRx may not issue the shares of CytRx common stock described herein until the registration statement of which this proxy statement/prospectus is a part has been declared effective by the Securities and Exchange Commission. This proxy statement/prospectus is not an offer to sell, or solicitation of an offer to buy, these securities, or the solicitation of a proxy, in any jurisdiction where such offer or solicitation is not permitted.
SUBJECT TO COMPLETION, July __2008
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Stockholders:
     We cordially invite you to attend a special meeting of stockholders of Innovive Pharmaceuticals, Inc., a Delaware corporation, at our offices located at 555 Madison Avenue, 25th Floor, New York, New York, on                     , 2008, at 10:00 a.m., local time.
     At the special meeting, we will ask you to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of June 6, 2008, pursuant to which CytRx Corporation, a Delaware corporation, has agreed to acquire Innovive as a wholly owned subsidiary. The acquisition will be effected by the merger of Innovive with CytRx Merger Subsidiary, Inc., with Innovive as the surviving corporation. CytRx Merger Subsidiary, Inc. was formed by CytRx solely for purposes of entering into the merger agreement and completing the transactions contemplated by the merger agreement.
     A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus. Pursuant to the terms of the merger agreement, Merger Subsidiary will merge with and into Innovive with Innovive to be the surviving corporation in the merger. As a result of the merger, Innovive will become a wholly owned subsidiary of CytRx and will change its corporate name to CytRx Oncology Corporation. Shares of Innovive common stock will no longer be publicly traded after the merger.
     In the merger, CytRx will pay initial merger consideration of $3,000,000 in the form of shares of CytRx common stock valued at $0.94 per share, which equals the average daily volume-weighted closing price of CytRx common stock as reported on The Nasdaq Capital Market over the 10 trading days prior to the signing of the merger agreement. CytRx also will pay future earnout merger consideration of up to $18,253,462, subject to the achievement of specified net sales under Innovive’s existing license agreements. Subject to specified conditions, any earnout merger consideration will be payable in shares of CytRx common stock or, at CytRx’s election, in cash, or by a combination of shares of CytRx common stock and cash. CytRx common stock will be valued for purposes of any earnout merger consideration based upon the average of the daily market price during the 10-trading day period ending on the second trading day prior to payment of the earnout merger consideration. If Innovive’s stockholders approve the merger agreement and the merger is completed, all of the outstanding shares of Innovive common stock immediately prior to the effective time of the merger (other than shares held by Innovive, CytRx and Merger Subsidiary and by Innovive stockholders, if any, who properly exercise their rights as dissenting stockholders under Delaware law) will be converted into the right to receive an allocable portion of the merger consideration based upon the fully diluted shares of Innovive at the effective time of the merger.
     After careful consideration, Innovive’s board of directors, by a unanimous vote of the directors, has determined that the merger agreement is advisable, fair to, and in the best interests of the stockholders of Innovive, has approved and authorized in all respects the merger agreement, and recommends that you vote “FOR” the approval of the merger agreement.
     The accompanying proxy statement/prospectus provides you with detailed information about the proposed merger and the special meeting. Please give this material your careful attention. You may also obtain more information about Innovive and CytRx from documents filed with the Securities and Exchange Commission. We encourage you to obtain current market quotations for CytRx common stock, which is traded on The Nasdaq Capital Market under the symbol “CYTR.”
     We would like you to attend the special meeting. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. Accordingly, please sign, date, and return the enclosed proxy card in the postage-paid envelope or submit your proxy by the Internet prior to the special meeting. If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If your shares are held in “street name,” you must instruct your broker in order to vote. Remember, failing to vote has the same effect as a vote against the approval of the merger agreement.

     We look forward to seeing you on                     , 2008.

Sincerely,

Steven Kelly
President and Chief Executive Officer
     See “Risk Factors” on page 11 for a discussion of important factors that you should consider before you return your proxy or vote at the special meeting.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or of the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
     This proxy statement/prospectus is dated                     , 2008 and is first being mailed to Innovive stockholders on or about                     , 2008.

INNOVIVE PHARMACEUTICALS, INC.
555 Madison Avenue, 25th Floor
New York, New York 10022
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on                     , 2008
     To our Stockholders:
     Notice is hereby given that a special meeting of stockholders of Innovive Pharmaceuticals, Inc., a Delaware corporation, will be held on                     , 2008, at 10:00 a.m., local time, at our offices located at 555 Madison Avenue, 25th Floor, New York, New York, in order to:
     (1) Consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of June 6, 2008, among Innovive, CytRx Corporation, a Delaware corporation, CytRx Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of CytRx, which we refer to as Merger Subsidiary, and Steven Kelly, as stockholder representative. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus. Pursuant to the terms of the merger agreement, Merger Subsidiary will merge with and into Innovive, with Innovive to be the surviving corporation in the merger. As a result of the merger, Innovive will become a wholly owned subsidiary of CytRx and will change its corporate name to CytRx Oncology Corporation. Shares of Innovive common stock will no longer be publicly traded after the merger.
     In the merger, CytRx will pay initial merger consideration of $3,000,000 in the form of shares of CytRx common stock valued at $0.94 per share, which equals the average daily volume-weighted closing price of CytRx common stock as reported on The Nasdaq Capital Market over the 10 trading days prior to the signing of the merger agreement. CytRx also will pay future earnout merger consideration of up to $18,253,462, subject to the achievement of specified net sales under Innovive’s existing license agreements. Subject to specified conditions, any earnout merger consideration will be payable in shares of CytRx common stock or, at CytRx’s election, in cash, or by a combination of shares of CytRx common stock and cash. CytRx common stock will be valued for purposes of any earnout merger consideration based upon the average of the daily market price during the 10-trading day period ending on the second trading day prior to payment of the earnout merger consideration. If Innovive’s stockholders approve the merger agreement and the merger is completed, all of the outstanding shares of Innovive common stock immediately prior to the effective time of the merger (other than those shares held by Innovive, CytRx and Merger Subsidiary and by Innovive stockholders, if any, who properly exercise their rights as dissenting stockholders under Delaware law) will be converted into the right to receive an allocable portion of the merger consideration based upon the fully-diluted shares of Innovive at the effective time of the merger; and
     (2) Approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement; and
     (3) Transact such other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.
     Only stockholders of record of our common stock at the close of business on ___, 2008 are entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting. All stockholders of record are cordially invited to attend the special meeting in person.
     The approval of the merger agreement requires the approval of the holders of a majority of the outstanding shares of Innovive common stock entitled to vote, with each share having a single vote for this purpose. Directors and officers of Innovive and their affiliates who own beneficially an aggregate of approximately 22% of the shares of Innovive common stock entitled to vote at the special meeting have agreed to vote all shares that they control in favor of the merger agreement.
     Whether or not you plan to attend the special meeting, we urge you to vote your shares by completing, signing, dating, and returning the proxy card as promptly as possible in the postage-paid envelope and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date, and mail your proxy card without indicating how you wish to vote, your proxy will be voted in favor of the approval of the merger agreement. If you fail to return your proxy card or fail to submit your proxy by the Internet and do not vote in person at the special meeting, it will have the same effect as a vote against the approval of the merger agreement. Any stockholder attending the special meeting may vote in person even if he or she has returned a proxy card; such vote by ballot will revoke any proxy previously submitted. If, however, you hold your shares through a bank or broker or other custodian, you must obtain a legal proxy issued from such custodian in order to vote your shares in person at the special meeting.
     Each Innovive stockholder who does not vote in favor of the approval of the merger agreement will have the right to require Innovive to purchase his or her shares, in cash, for the fair value of the shares, but only if (i) the merger is completed and (ii) the stockholder complies with the requirements of Delaware law for the exercise of dissenters’ rights that are summarized in the accompanying proxy statement/prospectus. The completion of the merger is subject to the condition, among others, that the holders of not more than 5% of Innovive’s common stock properly exercise their rights as dissenting stockholders.

By Order of the Board of Directors

Eric Poma, Ph.D. Corporate Secretary
                    , 2008
     Please do not send your stock certificates at this time. If the merger is completed, the disbursing agent will provide you with instructions regarding the surrender of your stock certificates

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QUESTIONS AND ANSWERS ABOUT
THE SPECIAL MEETING AND THE MERGER
     The following questions and answers address briefly some questions you may have regarding the special meeting and the proposed merger. These questions and answers may not address all questions that may be important to you. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, the appendices to this proxy statement/prospectus, and the documents referred to in this proxy statement/prospectus. References in this proxy statement/prospectus to “you” refer to Innovive stockholders and references to “we,” “us,” or “our” mean Innovive. References in this proxy statement/prospectus to “CytRx” mean CytRx before the merger, or CytRx and its subsidiaries, including Innovive, after the merger, as the context requires.

Q:	What is the proposed transaction?

A:	We are proposing that Innovive be acquired by CytRx pursuant to the merger agreement. If the merger agreement is approved by Innovive’s stockholders and the other closing conditions under the merger agreement have been satisfied or waived, Merger Subsidiary, a wholly owned subsidiary of CytRx, will merge with and into Innovive, with Innovive to be the surviving corporation in the merger. As a result of the merger, Innovive will become a wholly owned subsidiary of CytRx and will change its corporate name to CytRx Oncology Corporation. Shares of Innovive’s common stock will no longer be publicly traded after the merger.

Q:	What is the consideration payable in the merger?

A:	In the merger, CytRx will pay initial merger consideration of $3,000,000 in the form of shares of CytRx common stock valued at $0.94 per share, which equals the average daily volume-weighted closing price of CytRx common stock as reported on The Nasdaq Capital Market over the 10 trading days prior to the signing of the merger agreement. CytRx also will pay future earnout merger consideration of up to $18,253,462, subject to the achievement of specified net sales under Innovive’s existing license agreements, as follows:

Net Sales	Earnout Merger Consideration
$ 2,000,000	$2,000,000
$15,000,000	$5,000,000
$30,000,000	$5,000,000
$40,000,000	$6,253,462

Subject to specified conditions, any earnout merger consideration will be payable in shares of CytRx common stock or, at CytRx’s election, in cash, or by a combination of shares of CytRx common stock and cash. CytRx common stock will be valued for purposes of any earnout merger consideration based upon the average of the daily market price during the 10-trading day period ending on the second trading day prior to payment of the earnout merger consideration.

Q:	What is my share of the merger consideration?

A:	In the merger, you will be entitled to receive for each share of Innovive common stock you hold immediately prior to the effective time of the merger an amount equal to the quotient determined by dividing the sum of the initial merger consideration and the earnout merger consideration (to the extent the earnout merger consideration becomes payable) by the “fully diluted shares” immediately prior to the effective time of the merger. For purposes of the merger agreement, “fully diluted shares” means the sum of all issued and outstanding shares (including any dissenting shares) of Innovive common stock and all shares of Innovive common stock issuable upon the exercise, in full,

v

of all outstanding Innovive warrants that, by their terms, will remain outstanding following the merger. As of the date of this proxy statement/prospectus, there were 19,509,833 fully diluted shares. The initial merger consideration and any earnout merger consideration paid or payable for each share of Innovive common stock are sometimes collectively referred to in this proxy statement/prospectus as the “merger consideration.” Your right to receive any earnout merger consideration will not be transferable, except by operation of law. No fractional shares of CytRx common stock will be issued in the merger. In lieu of any fractional share, you will receive cash equal to the value in the merger of such fractional share, less any applicable withholding.

Q:	What is this document?

A.	This document constitutes a proxy statement and a notice of meeting with respect to the special meeting of Innovive stockholders at which you will be asked to consider and vote on the proposal to approve the merger agreement. This document also constitutes a prospectus of CytRx with respect to the shares of CytRx common stock to be issued to you pursuant to the merger agreement.

Q:	Where and when is the special meeting?

A:	The special meeting will be held at 10:00 a.m., local time, on , 2008, at our offices located at 555 Madison Avenue, 25th Floor, New York, New York.

Q:	Are all Innovive stockholders as of the record date entitled to vote at the special meeting?

A:	Yes. All stockholders who own Innovive common stock at the close of business on , 2008, the record date for the special meeting, are entitled to receive notice of the special meeting and to vote the shares of Innovive common stock that they held on that date at the special meeting, or at any adjournments or postponements of the special meeting.

Q:	Are all Innovive stockholders as of the record date entitled to attend the special meeting?

A:	Yes. Innovive stockholders as of the record date, or their legally authorized proxies named in the proxy card, may attend the special meeting. Seating, however, is limited. Cameras, recording devices, and other electronic devices will not be permitted at the meeting. If your shares are held in the name of a broker, trust, bank, or other nominee, you should bring a proxy or letter from the broker, trustee, bank, or nominee confirming your beneficial ownership of the shares.

Q:	What vote of Innovive’s stockholders is required to approve the merger agreement?

A:	For us to complete the merger, stockholders holding a majority of the outstanding shares of Innovive common stock at the close of business on the record date must vote “FOR” the approval of the merger agreement, with each share having a single vote for these purposes. Accordingly, failure to vote or abstaining from voting will have the same effect as a vote against the merger agreement.

Q.	How do the Innovive insiders intend to vote their shares?

Steven Kelly, Neil Herskowitz, J. Jay Lobell and Eric Poma, M.D., each of whom is a director or officer of Innovive, and their affiliates, Lindsay A. Rosenwald, M.D., and Lester Lipshutz, as investment manager or trustee of trusts established for the benefit of Dr. Rosenwald and his family, along with Angelo De Caro, who recently resigned as a director, have agreed pursuant to support agreements that they have entered into with CytRx and Merger Subsidiary to vote all Innovive shares that they control in favor of the merger agreement. These directors and officers and their affiliates own beneficially an aggregate of approximately 22% of the shares of common stock entitled to vote at the special meeting. To facilitate the support agreements, these beneficial owners also granted CytRx proxies to vote their shares with respect to the merger and the merger agreement.

Q:	Does our board of directors recommend that our stockholders vote “FOR” the approval of the merger agreement?

A:	Yes. After careful consideration, the board of directors, by a unanimous vote of the directors, recommends that you vote “FOR” the approval of the merger agreement. You should read “The Merger—Innovive’s Reasons for the Merger” beginning on page 49 of this proxy statement/prospectus for a discussion of the factors that our board of directors considered in deciding to recommend the approval of the merger agreement.

In considering the recommendation of the board of directors with respect to the merger agreement, you should be aware that some of Innovive’s directors and executive officers who participated in meetings of the board of directors have interests in the merger that are different from, or in addition to, the interests of our stockholders generally. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 47.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement/prospectus carefully, including its appendices, and to consider how the merger affects you. If you are a stockholder as of the record date, then you can ensure that your shares are voted at the special meeting by completing, signing, dating, and returning each proxy card in the postage-paid envelope provided or submitting your proxy by the Internet prior to the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares on your behalf only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without those instructions, your shares will not be voted, which will have the same effect as voting against the merger.

Q:	How do I change or revoke my vote?

A:	You can change your vote at any time before your proxy is voted at the special meeting. You may revoke your proxy prior to the special meeting by notifying us in writing or by submitting a later-dated new proxy by the Internet or by mail to Innovive Pharmaceuticals, Inc., 555 Madison Avenue, 25th Floor, New York, New York 10022, Attention: Corporate Secretary. You also may revoke your proxy by attending the special meeting and voting in person. Simply attending the special meeting, however, will not be sufficient to revoke your proxy. If you have instructed a broker to vote your shares, these options for changing your vote do not apply, and instead you must follow the instructions received from your broker to change your vote.

Q:	What does it mean if I get more than one proxy card or vote instruction card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Please sign, date, and return all of the proxy cards you receive (or submit your proxy by the Internet) to ensure that all of your shares are voted.

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as quickly as possible, and we anticipate that it will be completed in September 2008, assuming satisfaction or waiver of all of the conditions to the merger described under “The Merger Agreement — Conditions to the Merger” beginning on page 70 of this proxy statement/prospectus. However, because the merger is subject to certain conditions, the exact timing of the completion of the merger and the likelihood of the consummation of the merger cannot be predicted with certainty. If any of the conditions in the merger agreement is not satisfied, the merger agreement may terminate as a result.

Q.	Are there risks associated with the merger?

A.	Yes. The merger involves risks, including the following:
•	the merger is subject to a number of conditions, and there is no assurance that the merger will be completed;

•	the expected benefits of the merger to the combined company are subject to post-merger challenges, including maintaining the listing of CytRx common stock on The Nasdaq Capital Market to promote liquidity for stockholders of the combined company and potentially greater access to capital and using the assets and resources of the combined company to successfully develop the existing product candidates of the combined company, and these and benefits may not be realized;

•	if the costs associated with the merger exceed the benefits, the combined company may experience adverse financial results, including increased losses;

•	CytRx expects to continue to incur operating losses, and the combined company will need to raise additional funds to cover the cost of operating or it may have to reduce or stop operations;

•	the merger agreement limits our ability to pursue alternatives to the merger, and CytRx will be entitled to exercise its option to purchase Innovive common stock if we do so, which would be materially dilutive to our stockholders;

•	the support agreements may deter competing bids;

•	because the market price of CytRx common stock may fluctuate, you cannot be sure of the market value of CytRx common stock that you will receive in the merger;

•	you cannot be sure when you will receive any earnout merger consideration, and you may never receive any earnout merger consideration;

•	the merger may be a taxable transaction for U.S. federal income tax purposes, in which case you will recognize taxable gain or loss to the extent that the value of the merger consideration you receive is greater or less than your tax basis in your Innovive shares, and even if the merger otherwise qualifies as a tax-free reorganization for U.S. federal income tax purposes, you will recognize taxable income or gain to the extent of any earnout merger consideration characterized as imputed interest and to the extent the balance of any earnout merger consideration received in the form of cash is greater than your tax basis in your Innovive shares allocable to that earnout merger consideration;

•	if the merger is not completed, we will have incurred substantial expenses without realizing the expected benefits of the merger and will have to repay CytRx for advances under the loan and security agreement, which we may not to be able to do;

•	our officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of our stockholders, generally;

•	if the merger is not consummated by September 30, 2008, either we or CytRx may choose not to proceed with the merger;

•	the fairness opinion obtained by us from our financial advisor will not reflect changes in circumstances subsequent to the date of the merger agreement; and

•	the shares of CytRx common stock to be received in the merger will have different rights from the shares of Innovive common stock that you now hold.

Q:	Who will bear the cost of this solicitation?

A:	The expenses of preparing, printing, and mailing this proxy statement/prospectus and the proxies solicited hereby will be borne by Innovive. Additional solicitation may be made by telephone, facsimile, or other contact by certain directors, officers, employees, or agents of Innovive, none of whom will receive additional compensation for those activities. Innovive will, upon request, reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable expenses for forwarding material to the beneficial owners of shares held of record by others.

Q:	Will a proxy solicitor be used?

A:	No. However, the directors, officers, employees, and other agents of Innovive may solicit proxies on our behalf from stockholders by telephone, by other electronic means, or in person.

Q:	Should I send in my stock certificates now?

A:	No. Shortly after the merger is completed, you will receive a letter of transmittal with instructions informing you how to surrender your stock certificates or book-entry shares to the disbursing agent in order to receive the merger consideration. Please do not send in your stock certificates with your proxy card.

Q:	Who can help answer my other questions?

A:	If you have more questions about the merger, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy statement/prospectus or the enclosed proxy card, you can call our Chief Financial Officer, J. Gregory Jester, at (212) 716-1814. If your broker holds your shares, you should also call your broker for additional information.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
     This summary highlights selected information from the proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus to fully understand the proposed transaction. We encourage you to read the merger agreement that is attached as Appendix A, because it is the legal document that governs the parties’ agreement pursuant to which CytRx will acquire Innovive in a merger if all of the conditions to the merger are satisfied or waived. Certain items in this summary include page references directing you to a more complete description of the items in this proxy statement/prospectus.
The Parties to the Merger (pages 40, 79 and 127)
     CytRx Corporation
     CytRx Corporation was organized in 1985 as a Delaware corporation. CytRx is a clinical-stage biopharmaceutical company engaged in developing human therapeutic products based primarily upon its small-molecule molecular chaperone amplification technology. Through February 2008, CytRx owned a majority of the outstanding shares of common stock of RXi Pharmaceuticals Corporation, which CytRx refers to as “RXi.” RXi was founded in April 2006 by CytRx and four researchers in the field of ribonucleic acid interference, or RNAi, including Dr. Craig Mello, recipient of the 2006 Nobel Prize for Medicine for his co-discovery of RNAi. In March 2008, CytRx distributed to its stockholders approximately 36% of RXi’s outstanding shares, which reduced CytRx’s ownership to less than 50% of RXi. RXi is focused solely on developing and commercializing therapeutic products based upon RNAi technologies for the treatment of human diseases.
     CytRx’s executive officers are located at 11726 San Vicente Boulevard, Suite 650, Los Angeles, California 90049, and its telephone number is (310) 826-5648. CytRx common stock is listed for trading on The Nasdaq Capital Market under the symbol “CYTR.” The common stock of RXi is listed on The Nasdaq Capital Market under the symbol “RXII.”
     Innovive Pharmaceuticals, Inc.
     Innovive Pharmaceuticals, Inc. was organized in 2004 as a Delaware corporation. Innovive is a development-stage biopharmaceutical company engaged in the development of compounds for the treatment of cancer. Innovive’s executive offices are located at 555 Madison Avenue, 25th Floor, New York, New York 10022, and its telephone number is (212) 716-1810. Innovive common stock is quoted on the Over-the-Counter Bulletin Board, or OTCBB, under the symbol “IVPH.”
     CytRx Merger Subsidiary, Inc.
     CytRx Merger Subsidiary, Inc. was organized in 2008 as a Delaware corporation and wholly owned subsidiary of CytRx. Merger Subsidiary was formed by CytRx solely for purposes of entering into and completing the transactions contemplated by the merger agreement. It has not conducted any activities to date other than activities incidental to its organization and in connection with the transactions contemplated by the merger agreement. Merger Subsidiary’s business address and telephone number are the same as those of CytRx.
The Merger (page 40)
     You are being asked to vote your shares of Innovive to approve the merger agreement. The merger agreement provides that Merger Subsidiary will be merged with and into Innovive, and that the outstanding shares of Innovive common stock (other than shares that are owned by Innovive, CytRx and Merger

Subsidiary and shares that are owned by stockholders, if any, who properly exercise dissenters’ rights under Delaware law) will be cancelled and converted into the right to receive the merger consideration.
     After the completion of the merger, you will have no ownership interest in Innovive and shares of Innovive’s common stock will no longer be publicly traded.
The Special Meeting of Stockholders (page 58)
     Place, Date, and Time
     The special meeting of stockholders will be held at 10:00 a.m., local time, on                     , 2008, at our offices located at 555 Madison Avenue, 25th Floor, New York, New York.
     Vote Required for Approval of the Merger Agreement (page 58)
     Approval of the merger agreement requires stockholders holding a majority of the outstanding shares of Innovive common stock at the close of business on the record date to vote “FOR” the approval of the merger agreement, with each share having a single vote for this purpose. The failure to vote has the same effect as a vote against the approval of the merger agreement.
     Who Can Vote at the Special Meeting (page 58)
     You may vote at the special meeting all of the shares of Innovive common stock you own of record as of the close of business on                     , 2008. If you own shares that are registered in someone else’s name (for example, a broker), you need to direct that person to vote those shares on your behalf or obtain an authorization from them to vote the shares yourself at the special meeting. As of the close of business on                     , 2008, there were                      shares of Innovive common stock outstanding held by approximately ______ holders of record. We believe that a number of our stockholders hold their shares in “street name” and, as a result, that the number of beneficial holders of Innovive common stock is greater than the number of record holders.
     Procedure for Voting (page 59)
     You may vote your shares by attending the special meeting and voting in person, or you may submit a proxy by the Internet or by mailing the enclosed proxy card. You can change your vote at any time before your proxy is voted at the special meeting. You may revoke your proxy prior to the special meeting by notifying us in writing or by submitting a later-dated proxy by the Internet or by mail to Innovive Pharmaceuticals, Inc., 555 Madison Avenue, 25th Floor, New York, New York 10022, Attention: Corporate Secretary. In addition, you may revoke your proxy by attending the special meeting and voting in person. However, simply attending the special meeting will not revoke your proxy. If you have instructed a broker to vote your shares, these options for changing your vote do not apply, and instead you must follow the instructions received from your broker to change your vote.
     If your shares are held in “street name” by your broker, please follow the directions provided by your broker in order to instruct your broker as to how to vote your shares. If you do not instruct your broker to vote your shares, it will have the same effect as a vote against the approval of the merger agreement.
Board Recommendation (page 60)
     After careful consideration, our board of directors, by unanimous vote:
•	has determined that the merger agreement is advisable, fair to, and in the best interests of Innovive and its stockholders;

•	has approved and authorized in all respects the merger agreement, the merger, and the other transactions contemplated by the merger agreement; and

•	recommends that Innovive’s stockholders vote “FOR” the approval of the merger agreement.
     Neither Innovive nor any of our officers or directors has an ownership interest in CytRx or is otherwise affiliated with CytRx, and we have had no dealings with CytRx or its officers or directors other than in connection with the merger agreement and related matters. However, in considering the recommendation of the board of directors with respect to the merger agreement, you should be aware that some of Innovive’s directors and executive officers who participated in meetings of the board of directors have interests in the merger that are different from, or in addition to, the interests of our stockholders, generally. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 49.
Fairness Opinion (page 49 and Appendix C)
     In connection with the merger, our board of directors received a written opinion, dated June 6, 2008, from Chartered Capital Advisers, Inc., Innovive’s financial advisor, which we refer to as “Chartered,” as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by holders of our common stock. The full text of Chartered’s written opinion is attached to this proxy statement/prospectus as Appendix C. We encourage you to read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and limitations on the review undertaken.
     Chartered’s opinion was provided to our board of directors in connection with our board of directors’ evaluation of the merger consideration from a financial point of view and does not address any terms or other aspects or implications of the merger, other than the merger consideration to the extent expressly specified in the opinion, or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Chartered’s opinion is not intended to be, and does not constitute, a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger.
Shares Held by Directors and Officers; Support Agreements (pages 48 and 155 and Appendix B)
     As of                     , 2008, the directors and officers of Innovive beneficially owned approximately [   ]% of the shares of Innovive common stock entitled to vote at the special meeting. Steven Kelly, Neil Herskowitz, J. Jay Lobell and Eric Poma, M.D., each of whom is a director or officer of Innovive, and their affiliates, Lindsay A. Rosenwald, M.D., and Lester Lipshutz, as investment manager or trustee of trusts established for the benefit of Dr. Rosenwald and his family, along with Angelo De Caro, who recently resigned as a director, have agreed pursuant to support agreements that they have entered into with CytRx and Merger Subsidiary to vote all Innovive shares that they control in favor of the merger agreement. These directors and officers and their affiliates own beneficially an aggregate of approximately 22% of the shares of common stock entitled to vote at the special meeting. To facilitate the support agreements, these beneficial owners also granted CytRx proxies to vote their share with respect to the merger and the merger agreement. The full text of the form of the support agreements, including the form of proxy, is attached to this proxy statement/prospectus as Appendix B. We encourage you to read the form of the support agreements in its entirety.
Material United States Federal Income Tax Consequences (page 55)
     The treatment of the merger for U.S. federal income tax may be uncertain. If the merger is a taxable exchange, each U.S. holder of Innovive common stock will recognize income, gain or loss for U.S. federal income tax purposes measured by the difference between the fair market value of the merger consideration received in the merger and the holder’s tax basis in the Innovive common stock. If, on the other hand, the merger constitutes a tax-free reorganization, each U.S. holder of Innovive common stock will not recognize gain or loss on the receipt of CytRx common stock, but will recognize (i) taxable income on the portion of any earnout merger consideration characterized as imputed interest and (ii) taxable gain on the receipt of the balance of any earnout merger consideration received in the form of cash, to the extent it exceeds the U.S. holder’s adjusted tax basis in the Innovive common stock allocable to such earnout merger consideration. You should consult your personal tax advisor, however, for a full understanding of the tax consequences related to the merger that are particular to you.
Stock Exchange Listing of CytRx Common Stock (page 49)
     It is a condition to the completion of the merger that the shares of CytRx common stock issuable to Innovive stockholders in payment of the initial merger consideration be approved for listing on The Nasdaq Capital Market. It is also a condition to the payment of any earnout merger consideration that CytRx may elect to pay in shares of CytRx common stock that such shares be listed on The Nasdaq Capital Market or other trading market.
Comparative Market Prices of Common Stock (page 78)
     CytRx common stock is listed on The Nasdaq Capital Market and our common stock is quoted on the OTCBB. On June 6, 2008, the last full trading day before the public announcement of the merger agreement, the closing price of CytRx common stock as reported on The Nasdaq Capital Market was $0.99. On June 6, 2008, the last full trading day before the public announcement of the merger agreement, the closing price of shares of our common stock as reported on the OTCBB was $0.15. If the merger is completed, there is no assurance as to what the market price of CytRx common stock will be at that or any other time.
Regulatory Requirements (page 49)
     The merger is not subject to any federal or state regulatory requirements.
Dissenters’ or Appraisal Rights (page 157 and Appendix D)
     If you do not vote your shares in favor of approval of the merger agreement, you will be entitled to receive in cash an amount equal to the fair value of your shares, provided that you comply with the procedures set forth in Section 262 of the Delaware General Corporation Law. The ultimate amount you receive as a dissenting stockholder may be more or less than, or the same as, the merger consideration you would have received in the merger. Your failure to follow exactly the procedures specified under Delaware law will result in the loss of your dissenters’ rights.
     The completion of the merger is subject to the condition, among others, that the holders of not more than 5% of Innovive’s common stock properly exercise their rights as dissenting stockholders.
Interests of Certain Persons in the Merger (page 47)
     In considering the recommendation of our board of directors with respect to the merger agreement, you should be aware that some of our directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of our stockholders, generally. These interests include indemnification and insurance arrangements with our officers and directors and severance benefits that may become payable to some of our officers. Our board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement.
     CytRx’s officers and directors own CytRx common stock and have been granted stock options to purchase CytRx common stock, none of which will vest or be adjusted or otherwise changed as a result of the merger. Except for the interests inherent in their ownership of CytRx common stock and stock options, CytRx’s officers and directors do not have any material interests in the merger.
Comparison of Rights of Innovive Stockholders and CytRx Stockholders (page 165)
     Your rights as Innovive stockholders are currently governed by our certificate of incorporation, our bylaws and Delaware law. Upon completion of the merger, you will become stockholders of CytRx and your rights will be governed by CytRx’s restated certificate of incorporation, CytRx’s restated bylaws, the Shareholder Protection Rights Agreement, dated April 16, 1997, as amended, between CytRx and American Stock Transfer & Trust Co., as rights agent, which we refer to in this proxy statement/prospectus as the “CytRx rights agreement,” and Delaware law.
Procedure for Receiving the Merger Consideration (page 62)
     CytRx will appoint a disbursing agent reasonably acceptable to us to coordinate the payment of the initial merger consideration following the merger. Promptly after the completion of the merger, the disbursing agent will mail a letter of transmittal with instructions to you and the other stockholders. The letter of transmittal and instructions will tell you how to surrender your stock certificates or book-entry shares in order to receive the merger consideration. Please do not send in your share certificates now.
Stock Options (page 62)
     At or prior to the completion of the merger, the administrator of our stock plans will resolve under the stock plans that each Innovive stock option outstanding immediately prior to the effective time of the merger, whether or not then vested or exercisable, will be cancelled immediately prior to the effective time, with any consideration due to the holders thereof being paid at such time. All of our stock options currently are “underwater,” so we expect that our option holders will receive no payments or other consideration in connection with the merger. After the merger, such stock options will no longer be outstanding and the holders of the options will no longer have any rights to purchase Innovive stock or other securities.
Warrants (page 62)
     Each Innovive warrant outstanding immediately prior to the effective time of the merger that, by its terms, does not expire upon the effective time, will remain outstanding in accordance with its terms, and the holder thereof will thereafter have the right to purchase and receive (in lieu of the shares of Innovive common stock) the merger consideration payable with respect to the number of shares of Innovive common stock purchasable under the warrant immediately prior to the effective time of the merger. To the extent Innovive warrants outstanding at the effective time of the merger are subsequently cancelled, or terminate, without being exercised in full, the merger consideration otherwise payable with respect to such cancelled or terminated warrants will become the property of CytRx. If required by the terms of the warrants, CytRx will cause to be issued promptly after the completion of the merger replacement warrants for the Innovive warrants that, by their terms, will remain outstanding after the merger.
No Solicitation by Us of Alternative Acquisition Transactions (page 67)
     The merger agreement contains restrictions on our ability to solicit or engage in discussions or negotiations with any third party relating to an “acquisition transaction,” which generally means (1) a license or sublicense of our intellectual property under our existing license agreements, (2) acquisition of 10% or more of our assets, (3) acquisition of at least 10% of our common stock, (4) a tender offer or exchange offer that would result in any person beneficially owning 10% or more of our common stock, or (5) merger, consolidation or similar transaction. We have agreed that, prior to the completion of the merger or the earlier termination of the merger agreement, we will not (i) initiate, solicit, or provide non-public or confidential information to facilitate any inquiry that constitutes, or may reasonably be expected to lead to, a proposal or offer relating to an acquisition transaction, or (ii) enter into, continue, or otherwise participate in any discussions or negotiations with any third party regarding, or furnish to any person any non-public information, or provide access to our properties, books, or records with respect to, any inquiries that constitute, or may reasonably be expected to lead to, an acquisition transaction.
     However, prior to receipt of our stockholders’ approval of the merger agreement, if we receive any bona fide written offer or proposal with respect to a potential or proposed acquisition transaction that was not solicited, initiated, or knowingly encouraged by us in violation of the merger agreement and which our board of directors determines is or could reasonably be expected to result in a proposal that is superior to the terms of the merger agreement, we are allowed to (1) furnish (subject to the execution of a confidentiality agreement) confidential or non-public information to, and negotiate with, the potential third party acquirer and (2) upon compliance by us with the termination provisions of the merger agreement with CytRx, including the payment to CytRx of a $1,500,000 termination fee, enter into an agreement relating to the superior proposal.
Conditions to the Merger (page 70)
     Before we can complete the merger, a number of conditions must be satisfied, including:
•	approval of the merger agreement by our stockholders;

•	none of the parties to the merger agreement being subject to any law, order, injunction, judgment, or ruling by any governmental authority that prohibits the consummation of the merger or makes the consummation of the merger illegal;

•	the effectiveness under the Securities Act of 1933, as amended, of the registration statement of which this proxy statement/prospectus is a part;

•	the exemption, qualification or registration under applicable state securities laws of the shares of CytRx common stock issuable in payment of the initial merger consideration;

•	the listing on The Nasdaq Capital Market of the shares of CytRx common stock issuable in payment of the initial merger consideration;

•	the absence of any lawsuit (1) seeking to restrain or prohibit the consummation of the merger or seeking to obtain damages from Innovive, CytRx, or Merger Subsidiary, (2) seeking the disposition of any material assets or businesses of Innovive, or (3) otherwise seeking to limit the actions of CytRx with respect to the material assets or business of Innovive after the merger;

•	the continued accuracy of the representations and warranties of us and CytRx that are contained in the merger agreement;

•	the resignation, effective as of the effective time of the merger, of each of our directors and officers;

•	the performance by us and CytRx of all of the obligations that we and CytRx are required to perform under the merger agreement prior to the time of the merger; and

•	the holders of not more than 5% of the outstanding shares of our common stock having properly exercised their rights as dissenting stockholders.

Termination of the Merger Agreement (page 71)
     We and CytRx may agree at any time to terminate the merger agreement without completing the merger. The merger agreement may also be terminated in certain other circumstances specified in the merger agreement, including, without limitation and subject to the detailed terms and conditions specified in the merger agreement:
•	by either us or CytRx, if the merger has not been completed by September 30, 2008 other than due to the fault of the party seeking to terminate the merger agreement and other than due to the failure of the condition regarding effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	by either us or CytRx, if the other party is in material breach of its representations, warranties, or covenants contained in the merger agreement;

•	by either us or CytRx following the entry of any final and non-appealable judgment, injunction, order, or decree by a court or governmental agency restraining or prohibiting the completion of the merger;

•	by us, if our board of directors decides to accept an unsolicited superior proposal for an acquisition transaction and pays the termination fee described below to CytRx;

•	by CytRx, if our board of directors changes or withdraws, or fails to reaffirm, its recommendation to Innovive’s stockholders that they approve the merger agreement;

•	by CytRx, if we receive a proposal regarding an acquisition transaction from any person and our board of directors takes a neutral position or makes no recommendation with respect to the proposal and does not publicly reaffirm its recommendation in favor of the merger agreement; and

•	by either us or CytRx, if our stockholders fail to approve the merger agreement at the special meeting.
Termination Fee (page 72)
     The merger agreement provides that, upon termination of the merger agreement under specified circumstances, we will be obligated to pay CytRx a termination fee of $1,500,000. We will owe the termination fee if the merger agreement is terminated because (1) our board of directors decides to accept an unsolicited superior proposal for an acquisition transaction, (2) our board of directors changes or withdraws, or fails to reaffirm, its recommendation to our stockholders that they approve the merger agreement, (3) if we receive a proposal regarding an acquisition transaction from any person and our board of directors takes a neutral position or makes no recommendation with respect to the proposal and does not publicly reaffirm its recommendation in favor of the merger agreement, (4) we breach specified provisions in the merger agreement, or (5) our stockholders fail to approve the merger agreement and we enter into another acquisition transaction within one year after the termination of the merger agreement with a party that made a proposal for such acquisition transaction prior to the special meeting of stockholders.
Indemnification and Offset (page 73)
     The merger agreement contains indemnification rights for the benefit of CytRx (1) to the extent that our actual “net liabilities” (as defined in the merger agreement) as of June 6, 2008 exceeded our estimated net liabilities of $3,746,538 on that date as represented by us in the merger agreement, (2) for all losses (including the first $50,000 of any such losses) to CytRx resulting from breaches of our representations and warranties once such losses exceed a $50,000 threshold and (3) actual deposits returned to or recovered by CytRx or the surviving corporation are less than the deposits previously disclosed by us. CytRx’s recourse for indemnification will be limited to its right of offset against any earnout merger consideration. The termination fee and indemnification provisions of the merger agreement and right of offset are generally the sole remedies for CytRx with respect to any breaches of Innovive’s representations and warranties in the merger agreement.
Stockholder Representative (pages 60 and 73)
     If the merger agreement is approved at the special meeting, you will be deemed to have irrevocably appointed Steven Kelly, our President and Chief Executive Officer, as your agent and attorney-in-fact for purposes of the merger agreement if the merger is completed. You will be bound by all actions taken by the stockholder representative in connection with the merger agreement, and CytRx will be entitled to rely on any action or decision of the stockholder representative as being your decision, act, consent or instruction. With some exceptions, CytRx will be relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the stockholder representative. The stockholder representative will not be required to take any action involving any expense to the stockholder representative unless the payment of such expense is made or provided for in a manner satisfactory to him. The reasonable legal fees and other expenses, if any, incurred by the stockholder representative in performance of his duties, not to exceed $20,000 in the aggregate, will be advanced by CytRx. CytRx also will compensate the stockholder representative at the rate of $250 per hour, not to exceed $10,000 in the aggregate, for the performance of his duties.
     The stockholder representative will establish and maintain a register of our stockholders and warrant holders for purposes of payment and distribution of any earnout merger consideration. Your right to receive any earnout merger consideration will not be transferable, except by operation of law.
Loan and Security Agreement (page 76)
     In connection with the merger agreement, we entered into a loan and security agreement with CytRx pursuant to which CytRx made an initial advance to us of approximately $1,725,000, which was used to pay some of our current accounts payable and accrued expenses. Under the loan agreement, we may request that CytRx make additional advances in the cumulative aggregate principal amount of up to approximately $3,775,000 to fund our working capital requirements pending the special meeting and the completion of the merger. All additional advances requested by us will be at CytRx’s discretion. As of June 30, 2008, we had requested, and CytRx had made, approximately $565,000 of additional advances under the loan and security agreement.
     All advances under the loan agreement are secured by a lien on all or substantially all of our assets, bear interest at the rate of 12.5% per annum, and generally are due and payable, in full, together with accrued interest, on the earlier of the date of termination of the merger agreement or September 30, 2008.
     In consideration for entering into the loan agreement and making the initial advance, we granted CytRx under the loan agreement a one-year option to purchase up to 2,000,000 shares of common stock of Innovive at an exercise price of $0.01 per share. The option will become exercisable only if we terminate the merger agreement to pursue a superior proposal as permitted by the merger agreement.

Selected Historical Financial Information of CytRx
     Set forth below is selected historical financial information of CytRx as of and for the years ended December 31, 2003 through 2007 and as of and for the three months ended March 31, 2008 and 2007. The results of operations for the three months ended March 31, 2008 and 2007 are not necessarily indicative of the results of operations for the full year or any other interim period. CytRx management prepared the unaudited information on the same basis as it prepared CytRx’s audited consolidated financial statements. In the opinion of CytRx management, the unaudited information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this information. You should read the following information in conjunction with CytRx’s historical financial statements and related notes included as Appendix E to this proxy statement/prospectus.

	Three Months
	Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(unaudited)
	(in thousands, except per share information)
Statement of Operations Information:
Revenues:
Service revenue	$2,181	$1,447	$7,242	$1,859	$83	$—	$—
Licensing revenue	—	—	101	101	101	428	94
Grant revenue	—	116	116	106	—	—	—

Total revenues	$2,181	$1,563	$7,459	$2,066	$184	$428	$94

Deemed dividend for anti-dilution adjustments made to outstanding common stock warrants	(757)	—	—	(488)	(1,076)	—	—

Net loss applicable to common stock	$(6,131)	$(4,546)	$(21,890)	$(17,240)	$(16,169)	$(16,392)	$(17,845)

Basic and diluted loss per share applicable to common stock	$(0.07)	$(0.06)	$(0.26)	$(0.25)	$(0.28)	$(0.48)	$(0.65)

Balance Sheet Information:
Cash, cash equivalents and short-term investments	$43,539	$36,352	$60,450	$30,381	$8,299	$2,999	$11,644
Total assets	$50,540	$38,072	$64,146	$31,636	$9,939	$5,049	$12,324
Total stockholders’ equity	$33,391	$12,794	$40,224	$5,150	$7,208	$1,595	$10,193

Selected Historical Financial Information of Innovive
     Set forth below is selected historical financial information of Innovive as of and for the years ended December 31, 2005 through 2007, for the period March 24, 2004 (inception) to December 31, 2007, for the period March 24, 2004 (inception) to March 31, 2008, and as of and for the three months ended March 31, 2008 and 2007. The results of operations for the three months ended March 31, 2008 and 2007 are not necessarily indicative of the results of operations for the full year or any other interim period. Innovive management prepared the unaudited information on the same basis as it prepared Innovive’s audited financial statements. In the opinion of Innovive management, the unaudited information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this information. You should read the following information in conjunction with Innovive’s historical financial statements and related notes included as Appendix F to this proxy statement/prospectus.

			Period from				Period from
			March 24, 2004				March 24, 2004
			(inception) to				(inception) to
	Three Months Ended March 31,		March 31,	Year Ended December 31,			December 31,
	2008	2007	2008	2007	2006	2005	2007
	(unaudited)
	(in thousands, except per share information)
Statement of Operations Information:
Research and development	$732	$2,727	$31,040	$14,274	$12,237	$3,628	$30,308

General and administrative	686	964	10,116	4,154	3,420	1,656	9,430

Total operating expenses	1,418	3,691	41,156	18,428	15,657	5,284	39,738

Loss from operations	(1,418)	(3,691)	(41,156)	(18,428)	(15,657)	(5,284)	(39,738)

Interest income	18	55	477	286	156	16	459

Interest expense	—	—	1,606	—	1,189	411	1,606

Other expense	177	—	220	43	—	—	43

Net loss	(1,576)	(3,636)	(42,505)	(18,185)	(16,690)	(5,679)	(40,928)

Imputed preferred stock dividends	—	—	809	—	809	—	809

Net loss applicable to common shares	$(1,576)	$(3,636)	$(43,314)	$(18,185)	$(17,499)	$(5,679)	$(41,737)

Net loss per common share — basic and diluted	$(0.11)	$(0.40)		$(1.41)	$(2.74)	$(1.83)

Weighted average common shares outstanding — basic and diluted	14,610,003	9,147,068		12,902,475	6,391,802	3,107,338

Balance Sheet Information:
Cash and cash equivalents and short-term investments	$302	$464		$2,670	$2,545	$134
Working capital (deficiency)	(3,671)	(2,020)		(2,222)	1,330	(4,039)
Total assets	948	1,573		3,241	4,228	500
Deficit accumulated during the development stage	(43,313)	(27,188)		(41,737)	(23,552)	(6,053)
Total stockholders’ equity (deficiency)	(3,526)	(1,895)		(2,074)	1,456	(5,134)

RISK FACTORS
     In addition to the other information contained in this proxy statement/prospectus, we urge you to consider the following factors before deciding how to vote on the approval and adoption of the merger agreement.
Risks Associated with the Merger
     There is no guarantee that the merger will be completed.
     The merger is subject to a number of conditions, including approval by Innovive stockholders. There is no assurance that the merger will be approved or that the other conditions to the completion of the merger will be satisfied. If the merger is not completed, we will either need to complete another strategic transaction or file for bankruptcy protection.
     Innovive and CytRx may not achieve the benefits they expect from the merger, which may have a material adverse effect on the combined company’s business, financial, and operating results.
     Innovive and CytRx entered into the merger agreement with the expectation that the merger will result in benefits to the combined company. Post-merger challenges include the following:
•	maintaining the listing of CytRx common stock on The Nasdaq Capital Market to promote liquidity for stockholders of the combined company and potentially greater access to capital; and

•	using the assets and resources of the combined company to successfully develop the existing product candidates of the combined company.
     If the combined company is not successful in addressing these and other challenges, then the benefits of the merger may not be realized and, as a result, the combined company’s operating results and the market price of CytRx’s common stock may be adversely affected.
     If the costs associated with the merger exceed the benefits, the combined company may experience adverse financial results, including increased losses.
     Innovive and CytRx will incur significant transaction costs as a result of the merger, including legal and accounting fees that may exceed their current estimates. In addition, Innovive and CytRx expect that the combined company will incur integration expenses, which cannot be precisely estimated at this time. Actual transaction costs may substantially exceed the current estimates of Innovive and CytRx and may adversely affect the combined company’s financial condition and operating results. If the benefits of the merger do not exceed the costs associated with the merger, the combined company’s financial results could be adversely affected, resulting in, among other things, increased losses, and decreased trading prices for CytRx common stock.
     CytRx expects to continue to incur operating losses, and the combined company will need to raise additional funds to cover the cost of operation. If the combined company is not able to raise necessary additional funds, it may have to reduce or stop operations.
     CytRx has had no commercial revenues to date and cannot predict when it will. CytRx had an accumulated deficit of approximately $170.5 million as of March 31, 2008. CytRx cannot be certain that the combined company after the merger will achieve or sustain profitability in the future. Until the combined company begins generating significant revenue, it will be required to obtain funding through the sale of equity securities, which may result in dilution to CytRx’s then-existing stockholders, or other means. Additional funding may not be available to the combined company on acceptable terms, or at all. If the combined company is unable to obtain adequate financing on a timely basis, it may be required to delay, reduce or stop operations, any of which would have a material adverse effect on its business.
     The merger agreement limits our ability to pursue alternatives to the merger, and if we do so, CytRx would be entitled to exercise its option to purchase Innovive common stock granted in the loan and security agreement, which would be dilutive to our stockholders.
     The merger agreement contains “no-shop” provisions that, subject to specified exceptions, limit our ability to discuss, facilitate or commit to competing acquisition transactions. In addition, a termination fee of $1,500,000 is payable by us if we terminate the merger agreement to pursue a superior proposal. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Innovive from considering or proposing that acquisition even if it were prepared to pay consideration greater than the merger consideration proposed in the merger, or might result in a potential competing acquirer proposing to pay less consideration to acquire Innovive than it might have been willing to pay absent these no-shop provisions.
     If we were to terminate the merger agreement to pursue a superior proposal, CytRx would be entitled to exercise its option granted in the loan and security agreement to purchase up to 2,000,000 shares of our common stock at an exercise price of $0.01 per share. CytRx would be likely to exercise its option in connection with the completion of a superior proposal transaction, which would materially reduce the amount of the consideration that otherwise would be received in the transaction by our other stockholders.
     The support agreements may deter competing bids.
     Our directors and officers and their affiliates who are entitled to vote approximately 22% of the shares of Innovive common stock entitled to vote at the special meeting have agreed in the support agreements to vote their shares in favor of the merger agreement and against any competing acquisition transaction. The support agreements may discourage other potential acquirers and would make it more difficult for a competing acquirer to obtain approval of its bid.
     Because the market price of CytRx common stock may fluctuate, you cannot be sure of the market value of CytRx common stock that you will receive in the merger.
     Upon completion of the merger, CytRx will pay initial merger consideration of $3,000,000 in the form of shares of CytRx common stock valued at $0.94 per share, which equals the average daily volume-weighted closing price of CytRx common stock as reported on The Nasdaq Capital Market over the ten trading days prior to the signing of the merger agreement, and is not subject to change. The market price of CytRx common stock will likely be different, and may be lower, than $0.94 on the date that this proxy statement/prospectus is mailed to you, or the date of the special meeting, and on the date you receive shares of CytRx common stock in the merger. Differences in CytRx’s stock price may result from a variety of factors, including factors beyond CytRx’s control. For a discussion of factors that may affect CytRx’s stock price, see “Risk Factors Associated with CytRx’s Business,” “Risk Factors Associated with CytRx’s Investment in RXi” and “Risk Factors Associated with CytRx Common Stock” below in this section.
     You cannot be sure when you will receive any earnout merger consideration, and you may never receive any earnout merger consideration.
     In addition to the initial merger consideration, CytRx will pay future earnout merger consideration of up to $18,253,462, subject to the achievement of specified net sales under Innovive’s existing license agreements. No Innovive products have been approved for marketing, and we believe that we are at least two years away from obtaining marketing approval for any products under our existing license agreement. CytRx may be unable to obtain marketing approval for any Innovive products. Even if CytRx obtains such approvals, there is no assurance that it will be able to achieve sufficient net sales to require payment of all or any portion of the earnout merger consideration, so you may never receive any earnout merger consideration. The earnout merger consideration also is subject to possible offset by CytRx for indemnification claims under the merger agreement.
     The merger might be a taxable transaction for U.S. federal income tax purposes, in which event you will recognize gain or loss to the extent that the value of the merger consideration you receive is greater or less than your tax basis in your Innovive shares.
     The merger might constitute a fully taxable exchange, in which case each U.S. holder of Innovive common stock will recognize income, gain or loss for U.S. federal income tax purposes measured by the difference between the fair market value of the merger consideration received in the merger and the holder’s tax basis in the Innovive common stock. Even if the merger constitutes a tax-free reorganization, each U.S. holder of Innovive common stock will recognize (i) taxable income on the portion of any earnout merger consideration characterized as imputed interest and (ii) taxable gain on the receipt of any earnout merger consideration received in the form of cash, to the extent it exceeds the U.S. holder’s adjusted tax basis in the Innovive common stock allocable to such earnout merger consideration.
     If the merger is not completed, we will have incurred substantial expenses without realizing the expected benefits of the merger. We also will have to repay CytRx for advances under the loan and security agreement, and may not to be able to do so.
     We have incurred substantial expenses in connection with the merger described in this proxy statement/prospectus, the payment of all or substantially all of which was funded by our borrowings from CytRx under the loan and security agreement. We expect to borrow additional amounts prior to the special meeting and the completion of the merger. The completion of the merger depends on the approval of our stockholders and the satisfaction of the other conditions to the merger. If the merger is not completed, we would not have realized the expected benefits of the merger.
     If the merger is not completed, our borrowings under the loan and security agreement, plus accrued interest, will become immediately due and payable to CytRx. As of June 30, 2008, CytRx had advanced to us under the loan and security agreement a total of approximately $2,290,000, and we may request additional advances of up to $3,210,000 under the loan and security agreement. We have no commitments and arrangements for any financing to repay such advances, so we expect that we would be unable to repay such advances if the merger agreement is not approved at the special meeting or the merger is not completed. In this event, CytRx would be entitled to pursue all of its remedies under the loan and security agreement, including the possible foreclosure sale of all or substantially all of our assets.
     Our officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of our stockholders, generally.
     Some of our officers may receive severance benefits under their existing employment agreements, and our officers and directors may have other financial interests in the merger that may be different from, or in addition to, the interests of our stockholders, generally. Our board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “The Merger – Interests of Innovive’s Directors and Officers in the Merger.”
     If the merger is not consummated by September 30, 2008, either we or CytRx may choose not to proceed with the merger.
     Either we or CytRx may terminate the merger agreement if the merger has not been completed by September 30, 2008, unless the failure of the merger to be completed by such date has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations or the failure of the condition regarding effectiveness of the registration statement of which this proxy statement/prospectus is a part.
     The fairness opinion obtained by us from our financial advisor will not reflect changes in circumstances subsequent to the date of the merger agreement.
     We have obtained a fairness opinion dated as of June 6, 2008 from our financial advisor, Chartered Capital Advisers, Inc. We did not seek or obtain from Chartered an updated opinion as of the date of this proxy statement/prospectus. Changes in the operations and prospects of CytRx or us, general market and economic conditions and other factors that may be beyond the control of CytRx and us, and on which the fairness opinion was based, may alter our value or the price of shares of our common stock or of CytRx common stock by the time the merger is completed. Chartered’s opinion does not speak to the time the merger will be completed or to any other date other than the date of such opinion. As a result, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that we received from Chartered, please refer to “Opinion of Innovive’s Financial Advisor ” beginning on page 49 of this proxy statement/prospectus.
     The shares of CytRx common stock to be received in the merger will have different rights from the shares of Innovive common stock.
     Upon completion of the merger, our stockholders will become CytRx stockholders. Your rights as CytRx stockholders will be governed by the restated certificate of incorporation and restated bylaws of CytRx and the CytRx rights agreement, which are different from the rights associated with Innovive common stock. See “Comparison of Rights of Holders of CytRx Common Stock and Innovive Common Stock” beginning on page 165 for a discussion of the different rights associated with CytRx common stock.
Risks Associated with CytRx’s Common Stock
     CytRx common stock may be delisted from The Nasdaq Capital Market if the stock price does not increase.
     CytRx received notice from The Nasdaq Stock Market on May 28, 2008, that CytRx common stock had closed below $1.00 per share for 30 consecutive business days, and CytRx was therefore not in compliance with the minimum bid price required by Nasdaq Marketplace Rule 4310(c)(4). In accordance with Marketplace Rule 4310(c)(8)(D), CytRx may regain compliance if at any time by November 24, 2008, CytRx common stock closes at or above $1.00 for 10 consecutive business days and CytRx otherwise meets the Nasdaq’s continuing listing requirements. Nasdaq also informed CytRx that if CytRx does not regain compliance by November 24, 2008, CytRx will be granted up to an additional 180 calendar days to regain full compliance while continuing to trade during this time on The Nasdaq Capital Market if at that time CytRx meets the Nasdaq’s initial listing requirements other than the minimum bid price rule. If CytRx eventually fails to comply with this condition for continued listing and CytRx common stock is delisted from The Nasdaq Small Capital Market, there is no assurance that CytRx common stock will be listed for trading or quoted elsewhere and an active trading market for CytRx common stock may cease to exist, which would materially and adversely impact the market value of CytRx common stock.
     CytRx’s outstanding options and warrants and the availability for resale of CytRx’s shares issued in CytRx’s private financings may adversely affect the trading price of CytRx’s common stock.
     As of June 30, 2008, there were outstanding stock options and warrants to purchase approximately 18.2 million shares of CytRx’s common stock at a weighted-average exercise price of $1.73 per share. CytRx’s outstanding options and warrants could adversely affect CytRx’s ability to obtain future financing or engage in certain mergers or other transactions, since the holders of options and warrants can be expected to exercise them at a time when CytRx may be able to obtain additional capital through a new offering of securities on terms more favorable to CytRx than the terms of outstanding options and warrants. For the life of the options and warrants, the holders have the opportunity to profit from a rise in the market price of CytRx’s common stock without assuming the risk of ownership. The issuance of shares upon the exercise of outstanding options and warrants will also dilute the ownership interests of CytRx’s existing stockholders. Many of CytRx’s outstanding warrants contain anti-dilution provisions pertaining to dividends or distributions with respect to CytRx’s common stock. CytRx’s outstanding warrants to purchase approximately 800,000 shares also contain anti-dilution provisions that are triggered upon any issuance of securities by CytRx below the prevailing market price of CytRx’s common stock, and CytRx’s outstanding warrants to purchase approximately 11.5 million shares contain anti-dilution provisions that are triggered upon any dividend of cash or property. CytRx’s recent distribution to CytRx’s stockholders of shares of RXi common stock triggered a reduction in the exercise price and an increase in the number of shares underlying these warrants. In the event that these anti-dilution provisions are triggered by CytRx in the future, CytRx would be required to further reduce the exercise price and increase the number of shares underlying these warrants, which would have a dilutive effect on CytRx’s stockholders.
     CytRx has registered with the SEC the resale by the holders of all or substantially all shares of CytRx common stock issuable upon exercise of its outstanding options and warrants. The availability of these shares for public resale, as well as actual resales of these shares, could adversely affect the trading price of CytRx’s common stock.
     CytRx may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of CytRx’s common stock.
     CytRx is authorized to issue shares of preferred stock in one or more series. CytRx’s board of directors may determine the terms of future preferred stock offerings without further action by CytRx’s stockholders. If CytRx issues preferred stock, it could affect the rights of CytRx stockholders at that time or reduce the value of CytRx common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on CytRx’s ability to merge with or sell CytRx’s assets to a third party.
     CytRx may experience volatility in its stock price, which may adversely affect the trading price of CytRx’s common stock.
     The market price of CytRx’s common stock has ranged from $0.45 to $5.49 per share since January 1, 2007, and it may continue to experience significant volatility from time to time. Factors such as the following may affect such volatility:
•	announcements of regulatory developments or technological innovations by CytRx or CytRx’s competitors;

•	changes in CytRx’s relationship with CytRx’s licensors and other strategic partners;

•	changes in CytRx’s stock holdings or other relationships with RXi;

•	CytRx’s quarterly operating results;

•	litigation involving or affecting CytRx;

•	shortfalls in CytRx’s actual financial results compared to CytRx’s guidance or the forecasts of stock market analysts;

•	developments in patent or other technology ownership rights;

•	acquisitions or strategic alliances by CytRx or CytRx’s competitors;

•	public concern regarding the safety of CytRx’s products; and

•	government regulation of drug pricing.
     Other factors which may affect CytRx’s stock price are general changes in the economy, the financial markets or the pharmaceutical or biotechnology industries.
     CytRx’s anti-takeover provisions may make it more difficult to change CytRx’s management, or may discourage others from acquiring CytRx, and thereby adversely affect stockholder value.
     CytRx’s rights plan and provisions in CytRx’s bylaws are intended to protect CytRx’s stockholders’ interests by encouraging anyone seeking control of CytRx to negotiate with CytRx’s board of directors. These provisions may discourage or prevent a person or group from acquiring CytRx without the approval of CytRx’s board of directors, even if the acquisition would be beneficial to CytRx’s stockholders.
     CytRx has a classified board of directors, which means that at least two stockholder meetings, instead of one, will be required to effect a change in the majority control of CytRx’s board of directors. This applies to every election of directors, not just an election occurring after a change in control. The classification of CytRx’s board increases the amount of time it takes to change majority control of CytRx’s board of directors and may cause potential acquirers to lose interest in a potential purchase of CytRx, regardless of whether such purchase would be beneficial to CytRx or its stockholders. The additional time and cost to change a majority of the members of CytRx’s board of directors makes it more difficult and may discourage CytRx’s existing stockholders from seeking to change CytRx’s existing management in order to change the strategic direction or operational performance of CytRx’s company.
     CytRx’s restated bylaws provide that directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of CytRx’s capital stock then entitled to vote at an election of directors. This provision prevents stockholders from removing any incumbent director without cause. CytRx’s bylaws also provide that a stockholder must give CytRx at least 120 days notice of a proposal or director nomination that such stockholder desires to present at any annual meeting or special meeting of stockholders. Such provision prevents a stockholder from making a proposal or director nomination at a stockholder meeting without CytRx having advance notice of that proposal or director nomination. This could make a change in control more difficult by providing CytRx’s directors with more time to prepare an opposition to a proposed change in control. By making it more difficult to remove or install new directors, these bylaw provisions may also make CytRx’s existing management less responsive to the views of CytRx’s stockholders with respect to CytRx’s operations and other issues such as management selection and management compensation.
     CytRx does not intend to pay cash dividends on its common stock in the foreseeable future.
     CytRx has not declared or paid any cash dividends on CytRx’s common stock or other securities, and CytRx currently does not anticipate paying any cash dividends in the foreseeable future. Because CytRx does not anticipate paying cash dividends for the foreseeable future, CytRx’s stockholders will not realize a return on their investment in CytRx’s common stock except to the extent of any appreciation in the value of CytRx’s common stock. CytRx’s common stock may not appreciate in value, or may decline in value.

Risks Associated With CytRx’s Business
     CytRx has operated at a loss and will likely continue to operate at a loss for the foreseeable future.
     CytRx has operated at a loss due to its substantial expenditures for research and development of its product candidates and for general and administrative purposes and its lack of significant recurring revenue. CytRx incurred net losses of $21.9 million, $16.8 million and $15.1 million, respectively, for the years ended December 31, 2007, 2006 and 2005 and a net loss of $5.4 million for the three months ended March 31, 2008. CytRx had an accumulated deficit as of March 31, 2008 of approximately $170.5 million. CytRx is likely to continue to incur losses unless and until it is able to commercialize one or more of its product candidates. These losses, among other things, have had and will continue to have an adverse effect on CytRx’s stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with its product development efforts, CytRx is unable to predict when CytRx may become profitable, if at all. If CytRx is unable to achieve and maintain profitability, the market value of its common stock will likely decline.
     Because CytRx has no source of significant recurring revenue, CytRx must depend on financing to sustain its operations.
     Developing products and conducting clinical trials require substantial amounts of capital. To date, CytRx has relied primarily upon proceeds from sales of its equity securities and the exercise of options and warrants, and to a much lesser extent, upon payments from its strategic partners and licensees, to generate funds needed to finance its business and operations. CytRx will need to raise additional capital to, among other things:
•	fund CytRx’s clinical trials and pursue regulatory approval of CytRx’s existing and possible future product candidates;

•	expand CytRx’s research and development activities;

•	finance CytRx’s general and administrative expenses;

•	acquire or license other technologies;

•	prepare, file, prosecute, maintain, enforce and defend CytRx’s patent and other proprietary rights; and

•	develop and implement sales, marketing and distribution capabilities to successfully commercialize any product for which CytRx obtains marketing approval and which CytRx chooses to market itself.
     CytRx’s revenues were approximately $7.5 million, $2.1 million and $0.2 million, respectively, for years ended December 31, 2007, 2006 and 2005, and approximately $2.2 million for the three months ended March 31, 2008. CytRx’s revenues for the years ended December 31, 2007 and 2006 and the three months ended March 31, 2008 included approximately $7.2 million, $1.9 million, and $2.2 million, respectively, of deferred revenue recognized from CytRx’s sale in August 2006 of a one percent royalty interest in worldwide sales of arimoclomol for the treatment of amoyotrophic lateral sclerosis, which is commonly known as ALS, or Lou Gehrig’s disease. CytRx will have no significant recurring revenue unless it is able to commercialize one or more of its product candidates in development, which may require CytRx to first enter into license or other strategic arrangements with third parties.
     At March 31, 2008, CytRx had cash, cash equivalents and short-term investments of approximately $43.5 million. CytRx believes that its current resources will be sufficient to support its currently planned level of operations into the second half of 2009. This estimate is based, in part, upon CytRx’s currently projected expenditures for the remainder of 2008 and the first three months of 2009 of approximately $23.9 million, including approximately $1.5 million of direct expenditures for CytRx’s planned clinical program for arimoclomol for ALS and related studies, approximately $0.5 million of direct expenditures for its planned clinical program for arimoclomol for stroke recovery and related studies, approximately $6.1 million of direct expenditures for its planned Phase II clinical trial of iroxanadine for diabetic ulcers, approximately $7.7 million for the operations of its research laboratory in San Diego, California, and approximately $8.1 million for other general and administrative expenses. CytRx’s projected expenditures are based on CytRx’s recently announced plan to conduct additional animal toxicology studies prior to the resumption of its Phase II clinical program for arimoclomol for ALS that currently is on clinical hold by the FDA and prior to any initiation of its Phase II clinical trial for arimoclomol for stroke recovery. Those animal toxicology studies are expected to take approximately one year. As described in the risk factor that follows below in this section, these projected expenditures are based upon numerous other assumptions and subject to many uncertainties, and CytRx’s actual expenditures may be significantly different from these projections. These projected expenditures also do not consider the effects of the merger on CytRx’s operations and financial condition. However, CytRx will need additional funds to advance any of Innovive’s product candidates.
     If CytRx obtains marketing approval as currently planned and successfully commercializes its current product candidates, CytRx anticipates it will take a minimum of three years, and possibly longer, for CytRx to generate significant recurring revenue, and CytRx will be dependent on future financing until such time, if ever, as it can generate significant recurring revenue. CytRx has no commitments from third parties to provide CytRx with any additional financing, and CytRx may not be able to obtain future financing on favorable terms, or at all. If CytRx raises additional funds by issuing equity securities, dilution to CytRx’s then-existing stockholders may result and new investors could have rights superior to holders of CytRx common stock, including holders who receive shares in the merger. In addition, debt financing, if available, may include restrictive covenants. If adequate funds are not available to CytRx, it may have to liquidate some or all of its assets or to delay or reduce the scope of or eliminate some portion or all of its development programs or clinical trials. CytRx also may have to license to other companies its product candidates or technologies that it would prefer to develop and commercialize on its own.
     If CytRx does not achieve its projected development goals in the time frames CytRx announces and expects, or if CytRx’s financial projections prove to be materially inaccurate, the commercialization of its products may be delayed and CytRx’s stock price may significantly decline.
     From time to time, CytRx estimates the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which CytRx sometimes refers to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. For example, CytRx has disclosed elsewhere in this proxy statement/prospectus the expected timing of certain milestones relating to CytRx’s arimoclomol and iroxanadine clinical development program.
     CytRx also may disclose projected expenditures or other forecasts for future periods. For example, CytRx has stated above in this section that it currently projects that its total expenditures for the remainder of 2008 and the first three months of 2009 will be approximately $23.9 million, without considering the effects of the merger. CytRx’s financial projections are based on CytRx management’s current expectations and do not contain any “cushion” for any specific uncertainties, or for the uncertainties inherent in all financial forecasting. The assumptions CytRx management has used to produce these projections may change significantly or prove to be inaccurate. Accordingly, you should not unduly rely on any of these projections.
     The actual timing of milestones and actual expenditures or other financial results of CytRx can vary dramatically compared to CytRx’s estimates, in some cases for reasons beyond CytRx’s control. If CytRx does not meet milestones or financial projections as announced from time to time, the development and commercialization of CytRx’s products may be delayed and CytRx’s stock price may decline significantly.

     If CytRx’s products are not successfully developed and approved by the FDA, CytRx may be forced to reduce or curtail its operations.
     All of CytRx’s product candidates in development must be approved by the U.S. Food and Drug Administration, or FDA, or corresponding foreign governmental agencies before they can be marketed. The process for obtaining FDA and foreign government approvals is both time-consuming and costly, with no certainty of a successful outcome. This process typically includes the conduct of extensive pre-clinical and clinical testing, including post-approval testing, which may take longer or cost more than CytRx or its licensees, if any, anticipate, and may prove unsuccessful due to numerous factors. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of these product candidates may not necessarily be predictive of the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.
     Numerous factors could affect the timing, cost or outcome of CytRx’s product development efforts, including the following:
•	difficulty in securing centers to conduct trials;

•	difficulty in enrolling patients in conformity with required protocols or projected timelines;

•	unexpected adverse reactions by patients in trials;

•	difficulty in obtaining clinical supplies of the product;

•	changes in or CytRx’s inability to comply with FDA or foreign governmental product testing, manufacturing or marketing requirements;

•	regulatory inspections of clinical trials or manufacturing facilities, which may, among other things, require CytRx or CytRx’s manufacturers or licensees to undertake corrective action or suspend or terminate the affected clinical trials if investigators find them not to be in compliance with applicable regulatory requirements;

•	inability to generate statistically significant data confirming the safety and efficacy of the product being tested;

•	modification of the product during testing; and

•	reallocation of CytRx’s limited financial and other resources to other clinical programs.
     In addition, the FDA and other regulatory agencies may lack experience in evaluating product candidates to treat ALS. For example, CytRx is aware of only one drug that the FDA has approved to treat ALS, and that no new drug application, or NDA, based upon molecular chaperone amplification has ever been approved by the FDA. This inexperience may lengthen the regulatory review process, increase CytRx’s development costs and delay or prevent commercialization of arimoclomol or CytRx’s other product candidates. It is possible that none of the product candidates CytRx develops will obtain the regulatory approvals necessary for it to begin selling them. The time required to obtain FDA and foreign governmental approvals is unpredictable, but often can take years following the commencement of clinical trials, depending upon the complexity of the product candidate. Any analysis CytRx performs on data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Furthermore, even if CytRx obtain regulatory approvals, CytRx’s products and the manufacturing facilities used to produce them will be subject to continual review, including periodic inspections and mandatory post- approval clinical trials by the FDA and other CytRx and foreign regulatory authorities. Any delay or failure in obtaining required approvals or to comply with post-approval regulatory requirements could have a material adverse effect on CytRx’s ability to generate revenue from the particular product candidate. The failure to comply with any post-approval regulatory requirements also could also result in the rescission of the related regulatory approvals or the suspension of sales of the offending product.
     CytRx’s current and planned clinical trials of its molecular chaperone amplification product candidates may fail to show that these product candidates are clinically safe and effective.
     The results of CytRx’s Phase IIa clinical trial and open-label extension clinical trial of arimoclomol for the treatment of ALS indicated that arimoclomol was safe and well-tolerated in patients. However, the results of the open-label extension clinical trial indicated only a non-statistically significant trend of improvement in the ALS Functional Rating Scale, or ALSFRS, in the arimoclomol high-dose group as compared with reports of previous studies of untreated patients. Because this trial did not have concurrent placebo control group, CytRx can draw no definitive conclusions with respect to efficacy. CytRx plans to initiate a Phase II clinical trial of iroxanadine for diabetic ulcers in the first quarter of 2009. In December 2007, CytRx initiated a Phase IIb efficacy trial of arimoclomol for the treatment of ALS, which was subsequently placed on clinical hold by the FDA. CytRx plans to conduct additional animal toxicology studies to address issues raised by the clinical hold, and depending on the outcome of those studies and other factors, to thereafter resume the Phase IIb efficacy trial. CytRx also plans to undertake a second efficacy trial of arimoclomol for ALS, possibly overlapping with the Phase IIb efficacy trial, to provide additional data to support possible FDA approval. In addition, contingent upon the results of the planned animal toxicology studies and other factors, CytRx plans to conduct a Phase II clinical trial of arimoclomol in stroke patients. The FDA may also require additional, larger Phase III clinical trials before CytRx may submit an application for marketing approval. None of these trials may yield favorable safety and efficacy data, and the FDA may disagree with how CytRx interprets the data from these clinical trials. For example, CytRx may not obtain data from its planned animal toxicology studies of arimoclomol that enable it to proceed with further clinical development, the favorable safety data CytRx observed in earlier trials may not be reproduced in these later trials, and these later trials may not yield statistically significant data indicating that the product candidates are clinically effective. Accordingly, CytRx may ultimately be unable to provide the FDA with satisfactory data on clinical safety and efficacy sufficient to persuade the FDA to approve arimoclomol or iroxanadine for these indications.
     The FDA has placed a clinical hold on CytRx’s Phase IIb efficacy trial of arimoclomol, which will delay the trial and could lead to a requirement that CytRx conduct additional toxicology studies or alter the trial design.
     In January 2008, the FDA placed a clinical hold on CytRx’s Phase IIb clinical efficacy trial of arimoclomol for the treatment of ALS due to concerns relating to previous toxicology studies of arimoclomol in rats. Although CytRx has not yet received a formal determination letter from the FDA with respect to the ongoing clinical hold, CytRx recently announced plans to conduct additional preclinical toxicology studies of arimoclomol, which are expected to take up to one year to complete, before any possible resumption or initiation of clinical trials of arimoclomol. CytRx cannot predict the outcome of those additional animal toxicology studies. Depending on the outcome, CytRx may be:
•	required to conduct additional toxicology or human studies prior to or in parallel with the resumption of CytRx’s clinical trial, which would result in substantial additional expenses and possible significant delays in completing the clinical trial;

•	required to alter the design including reducing the dosage of arimoclomol, of the clinical trial, which could significantly delay the completion of the trial, increase the cost of the trial, adversely affect CytRx’s ability to demonstrate the efficacy of arimoclomol in the trial or cause CytRx to cancel the trial altogether due to one or more of these considerations; or

•	prohibited by the FDA from resuming CytRx’s current planned clinical trial or initiating any other clinical trial of arimoclomol for the treatment of ALS or any other indication due to safety concerns.
     CytRx’s development of arimoclomol for stroke recovery is subject to similar risks.
     Even if CytRx obtains regulatory approval for arimoclomol or iroxanadine, these product candidates may not achieve market acceptance or be profitable.
     CytRx does not expect to receive regulatory approvals for the commercial sale of arimoclomol or iroxanadine, its candidate for the treatment of diabetic ulcers, for several years, if at all. Even if CytRx does receive regulatory approvals, the future commercial success of these drug candidates will depend, among other things, on their acceptance by physicians, patients, healthcare payors and other members of the medical community as therapeutic and cost-effective alternatives to commercially available products. If CytRx’s product candidates fail to gain market acceptance, CytRx may not be able to earn sufficient revenues to continue its business.
     Any drugs CytRx develops may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could have a material adverse effect on CytRx’s business.
     CytRx intends to sell its products primarily to hospitals which receive reimbursement for the health care services they provide to their patients from third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs. Most third-party payors may deny reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors also may refuse to reimburse for experimental procedures and devices. Furthermore, because CytRx’s programs are in the early stages of development, CytRx is unable at this time to determine their cost-effectiveness and the level or method of reimbursement. Increasingly, the third-party payors who reimburse patients are requiring that drug companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the price CytRx is able to charge for any products CytRx develops is inadequate in light of its development and other costs, CytRx’s profitability could be adversely effected.
     CytRx currently expects that any drugs it develops may need to be administered under the supervision of a physician. Under currently applicable law, drugs that are not usually self-administered may be eligible for coverage by the Medicare program if:
•	they are “incidental” to a physician’s services;

•	they are “reasonable and necessary” for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standard of medical practice;

•	they are not excluded as immunizations; and

•	they have been approved by the FDA.
     CytRx’s current financial resources may be diminished if it elects to provide RXi Pharmaceuticals Corporation with additional funding.
     CytRx has no obligation to provide any additional funding to RXi, but CytRx might seek to provide funding to RXi in order to protect CytRx’s current investment in RXi if RXi is unable to obtain sufficient funding on its own, or in order for CytRx to maintain its relative ownership interest in RXi if RXi undertakes a financing. If CytRx provides RXi with any additional funding, CytRx will have less funds available for its own business and operations.
     CytRx may rely upon third parties in connection with the commercialization of its products.
     CytRx plans to retain the services of one or more site management and clinical research organizations to help conduct CytRx’s planned clinical trials. CytRx may seek to complete the development and marketing of arimoclomol, if it is approved by the FDA. However, the completion of the development of arimoclomol and CytRx’s other product candidates, as well as the marketing of these products, may require CytRx to enter into strategic alliances, license agreements or other collaborative arrangements with other pharmaceutical companies under which those companies will be responsible for one or more aspects of the commercial development and eventual marketing of CytRx’s products.
     CytRx’s products may not have sufficient potential commercial value to enable CytRx to secure strategic arrangements with suitable companies on attractive terms, or at all. If CytRx is unable to enter into such arrangements, CytRx may not have the financial or other resources to complete the development of any of its products and may have to sell its rights in them to a third party or abandon their development altogether.
     To the extent CytRx enters into collaborative arrangements with respect to its product candidates, CytRx will be dependent upon the timeliness and effectiveness of the development and marketing efforts of its contractual partners. If these companies do not allocate sufficient personnel and resources to these efforts or encounter difficulties in complying with applicable FDA and other regulatory requirements, CytRx may not obtain regulatory approvals as planned, if at all, and the timing of receipt or the amount of revenue from these arrangements may be materially and adversely affected. These arrangements also would reduce the potential profitability of these product candidates to CytRx.
     CytRx has reported several material weaknesses in the effectiveness of its internal controls over financial reporting, and if CytRx cannot maintain effective internal controls or provide reliable financial and other information, investors may lose confidence in CytRx’s SEC reports.
     In its most recent annual report and its most recent quarterly report filed with the Securities and Exchange Commission, or SEC, CytRx reported material weaknesses in the effectiveness of CytRx’s internal controls over financial reporting related to failures on the part of CytRx’s accounting personnel to follow established practices and procedures and a failure to keep current CytRx’s legal database for contracts relating to CytRx’s arimoclomol development program. Additionally, within the past three years:
•	CytRx identified a material weakness related to CytRx’s accounting for an equity transaction by RXi and CytRx’s tax withholding in connection with exercises of employee stock options. As a result, CytRx restated its financial statements for the quarter ended June 30, 2007 and extended the filing of its quarterly report for the quarter ended September 30, 2007;

•	CytRx identified a material weakness related to its accounting for transactions at its former laboratory facility in Worcester, Massachusetts. As a result, CytRx restated its financial statements for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	CytRx improperly applied generally accepted accounting principles related to its accounting for deemed dividends incurred in connection with anti-dilution adjustments made to its outstanding warrants. This misapplication of accounting principles constituted a material weakness and caused CytRx to twice restate its financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and for the year ended December 31, 2005, as well as restate its financial statements for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and

•	CytRx miscalculated pro forma employee stock option compensation figures disclosed in the footnotes to its financial statements. As a result, CytRx restated its financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and for the year ended December 31, 2005.
     In addition, CytRx concluded in its annual report for the year ended December 31, 2007 and quarterly reports for the quarters ended March 31, 2008, September 30, 2007 and June 30, 2007 that CytRx’s disclosure controls and procedures were ineffective as of those dates. Disclosure controls generally include controls and procedures designed to ensure that information required to be disclosed by CytRx in the reports it files with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
     Effective internal controls over financial reporting and disclosure controls and procedures are necessary for CytRx to provide reliable financial and other reports and effectively prevent fraud. If CytRx cannot maintain effective internal controls or provide reliable financial or SEC reports or prevent fraud, investors may lose confidence in CytRx’s SEC reports, its operating results and the trading price of its common stock could suffer and CytRx may become subject to litigation.
     CytRx may be unable to protect its intellectual property rights, which could adversely affect CytRx’s ability to compete effectively.
     CytRx believes that obtaining and maintaining patent and other intellectual property rights for its technologies and potential products is critical to establishing and maintaining the value of its assets and its business. CytRx will be able to protect its technologies from unauthorized use by third parties only to the extent that CytRx has rights to valid and enforceable patents or other proprietary rights that cover them. Although CytRx has patents and patent applications directed to its molecular chaperone amplification technologies, these patents and applications may not be effective to prevent third parties from developing or commercializing similar or identical technologies. In addition, CytRx’s patents may be held to be invalid if challenged by third parties, and CytRx’s patent applications may not result in the issuance of patents.
     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States and in many foreign countries. The application and enforcement of patent laws and regulations in foreign countries is even more uncertain. Accordingly, CytRx may not be able to effectively file, protect or defend its proprietary rights on a consistent basis. In particular, the patents and patent applications related to its molecular chaperone amplification product candidates were issued or filed by third parties prior to the time CytRx acquired rights to them, and they begin to expire in 2016. The validity, enforceability and ownership of those patents and patent applications may be challenged, and if a court decides that CytRx’s patents are not valid, CytRx will not have the right to stop others from using CytRx’s inventions. There is also the risk that, even if the validity of CytRx’s patents is upheld, a court may refuse to stop others on the ground that their activities do not infringe CytRx’s patents.
     Any litigation brought by CytRx to protect CytRx’s intellectual property rights could be costly and have a material adverse effect on CytRx’s operating results or financial condition, make it more difficult for CytRx to enter into strategic alliances with third parties to develop CytRx’s products, or discourage CytRx’s existing licensees from continuing their development work on CytRx’s potential products. If CytRx’s patent coverage is insufficient to prevent third parties from developing or commercializing similar or identical technologies, the value of CytRx’s assets is likely to be materially and adversely affected.
     CytRx also relies on certain proprietary trade secrets and know-how, especially where CytRx believes patent protection is not appropriate or obtainable. However, trade secrets and know-how are difficult to protect. Although CytRx has taken measures to protect CytRx’s unpatented trade secrets and know-how, including the use of confidentiality and invention assignment agreements with CytRx’s employees, consultants and some of CytRx’s contractors, it is possible that these persons may disclose CytRx’s trade secrets or know-how or that CytRx’s competitors may independently develop or otherwise discover CytRx’s trade secrets and know-how.
     If CytRx’s product candidates infringe the rights of others, CytRx could be subject to expensive litigation or be required to obtain licenses from others to develop or market them.
     CytRx’s competitors or others may have patent rights that they choose to assert against CytRx or CytRx’s licensees, suppliers, customers or potential collaborators. Moreover, CytRx may not know about patents or patent applications that CytRx’s products would infringe. For example, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents that CytRx’s arimoclomol, iroxanadine or other product candidates would infringe. In addition, if third parties file patent applications or obtain patents claiming technology also claimed by CytRx in issued patents or pending applications, CytRx may have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, CytRx may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of its foreign patent applications.
     If a third party claims that CytRx infringes the third party’s proprietary rights, any of the following may occur:
•	CytRx may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	CytRx may become liable for substantial damages for past infringement if a court decides that CytRx’s technology infringes a competitor’s patent;

•	a court may prohibit CytRx from selling or licensing CytRx’s product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require CytRx to pay substantial royalties or grant cross licenses to CytRx’s patents; and

•	CytRx may have to redesign CytRx’s product candidates or technology so that it does not infringe patent rights of others, which may not be possible or commercially feasible.
     If any of these events occurs, CytRx’s business and prospects will suffer and the market price of CytRx’s common stock will likely decline substantially.
     CytRx is subject to intense competition, and CytRx may not compete successfully.
     CytRx and its strategic partners or licensees may be unable to compete successfully against CytRx’s current or future competitors. The pharmaceutical, biopharmaceutical and biotechnology industries are characterized by intense competition and rapid and significant technological advancements. Many companies, research institutions and universities are working in a number of areas similar to CytRx’s primary fields of interest to develop new products. There also is intense competition among companies seeking to acquire products that already are being marketed. Many of the companies with which CytRx competes have or are likely to have substantially greater research and product development capabilities and financial, technical, scientific, manufacturing, marketing, distribution and other resources than CytRx and at least some of its present or future strategic partners or licensees.
     As a result, these competitors may:

•	succeed in developing competitive products sooner than CytRx or CytRx’s strategic partners or licensees;

•	obtain FDA or foreign governmental approvals for their products before CytRx can obtain approval of any of CytRx’s products;

•	obtain patents that block or otherwise inhibit the development and commercialization of CytRx’s product candidate candidates;

•	develop products that are safer or more effective than CytRx’s products;

•	devote greater resources than CytRx to marketing or selling products;

•	introduce or adapt more quickly than CytRx to new technologies and other scientific advances;

•	introduce products that render CytRx’s products obsolete;

•	withstand price competition more successfully than CytRx or CytRx’s strategic partners or licensees;

•	negotiate third-party strategic alliances or licensing arrangements more effectively than CytRx; and

•	take better advantage than CytRx of other opportunities.
     CytRx is aware of only one drug, Rilutek, which was developed by Aventis Pharma AG, that has been approved by the FDA for the treatment of ALS. Many companies are working to develop pharmaceuticals to treat ALS, including Aeolus Pharmaceuticals, Celgene Corporation, Mitsubishi Tanabe Pharma Corporation, Ono Pharmaceuticals, Trophos SA, Knopp Neurosciences Inc., Faust Pharmaceuticals SA, Oxford BioMedica plc, Phytopharm plc and Teva Pharmaceutical Industries Ltd., as well as RXi. ALS patients often take over-the-counter supplements, including vitamin E, creatine and coenzyme Q10, or drugs such as lithium that are approved for other indications. ALS belongs to a family of neurodegenerative diseases that includes Alzheimer’s, Parkinson’s and Huntington’s diseases. Due to similarities between these diseases, a new treatment for one such disease potentially could be useful for treating others. There are many companies producing and developing drugs used to treat neurodegenerative diseases other than ALS, including Amgen, Inc., Biogen Idec, Boehringer Ingelheim, Cephalon, Inc., Ceregene, Inc., Elan Pharmaceuticals, plc, Forest Laboratories, Inc., H. Lundbeck A/S, Phytopharm plc, UCB Group and Wyeth.
     Current drug classes used to treat stroke include antiplatelet agents, anticoagulants, salycylates, neuroprotectants and thrombolytic agents. Prescription antiplatelet agents include Aggrenox by Boehringer Ingelheim, Plavix by Sanofi-Aventis and Bristol-Myers Squibb, and Ticlid by Roche Pharmaceuticals. Coumadin by Bristol-Myers Squibb and Jantoven by Upsher-Smith Laboratories are branded forms of warfarin, an anticoagulant. Moreover, salicylates, like aspirin, are commonly used to treat patients after stroke. In Europe, Ferrer Grupo markets the neroprotectant, Somazina. Activase, also known as tissue plasminogen activator, or t-PA, is a thrombolytic agent marketed by Genentech. Many new drug candidates are in development by pharmaceutical and biotech companies, including GlaxoSmithKline, Indeveus Pharmaceuticals, Ipsen, Merck & Co., Neurobiological Technologies, Ono Pharmaceuticals, PAION AG and Wyeth. In addition to drug therapy, companies such as Medtronic and Northstar Neurosciences are developing neurostimulation medical devices to aid in recovery after stroke.
     The wound care market is highly competitive, and there are many products available for treating skin wounds, including diabetic foot ulcers. Prescription and over-the-counter products for the prevention and treatment of infections include topical anti-infectives, such as Betadine, silver sulfadiazine, hydrogen peroxide,

Dakin’s solution and hypochlorous acid, and topical antibiotics, such as Neosporine, Mupirocin and Bacitracin. Skin substitute products include Apligraf, manufactured by Organogenesis, Inc., which is an FDA-cleared product using human dermal and epidermal cells placed on a collagen matrix, for the treatment of both venous stasis and diabetic foot ulcers, and Dermagraft, produced by Advanced BioHealing, Inc., which uses human derived dermal cells placed on a polyglactin matrix and is FDA cleared to treat diabetic foot ulcers. In addition, a number of companies are working to develop proprietary pharmaceuticals and cell-based therapies to treat diabetic wound healing, including Agennix, Inc., BioSyntech, Inc., CardioVascular BioTherapeutics, Inc., Cardium Therapeutics, Inc., Genentech Inc., KeraCure, Inc., King Pharmaceuticals, Inc., MacroChem Corporation, Oculus Innovative Sciences, Inc., Rovi Pharmaceutical Laboratories, SanuWave, Inc. and Wyeth.
     Most of CytRx’s competitors have substantially greater research and product development capabilities and financial, technical, scientific, manufacturing, marketing, distribution and other resources than CytRx.
     CytRx may be required to pay milestone and other payments relating to the commercialization of its products.
     The agreement by which CytRx acquired rights to arimoclomol and CytRx’s other molecular chaperone amplification product candidates provides for milestone payments by CytRx upon the occurrence of certain regulatory filings and approvals related to the acquired products. In the event that CytRx successfully develops arimoclomol or any of these other product candidates, these milestone payments could aggregate as much as $3.7 million, with the most significant payments due upon the first commercialization of any of these products. In addition, CytRx’s agreement with the ALS Charitable Remainder Trust requires CytRx to pay a one-percent royalty interest on worldwide sales of arimoclomol for the treatment of ALS. Also, any future license, collaborative or other agreements CytRx may enter into in connection with its development and commercialization activities may require CytRx to pay significant milestone, license and other payments in the future.
     CytRx will rely upon third parties for the manufacture of its clinical product supplies.
     CytRx does not have the facilities or expertise to manufacture supplies of any of its product candidates, including arimoclomol or iroxanadine. Accordingly, CytRx is dependent upon contract manufacturers, or potential future strategic alliance partners, to manufacture these supplies. CytRx has manufacturing supply arrangements in place with respect to some of the clinical supplies needed for its planned development programs for arimoclomol for ALS and stroke recovery and for iroxanadine for diabetic ulcers. However, CytRx has no supply arrangements for the commercial manufacture of these product candidates or any manufacturing supply arrangements for any other potential product candidates, and CytRx may not be able to secure needed supply arrangements on attractive terms, or at all. CytRx’s failure to secure these arrangements as needed could have a materially adverse effect on its ability to complete the development of its products or to commercialize them.
     CytRx is subject to potential liabilities from clinical testing and future product liability claims.
     If any of CytRx’s products are alleged to be defective, they may expose CytRx to claims for personal injury by patients in clinical trials of CytRx’s products or, if CytRx obtains marketing approval and commercializes its products, by patients using CytRx’s commercially marketed products. Even if the commercialization of one or more of CytRx’s products is approved by the FDA, users may claim that such products caused unintended adverse effects. CytRx currently does not carry product liability insurance covering the commercial marketing of its product candidates. CytRx obtained clinical trial insurance for CytRx’s Phase IIa clinical trial and Phase IIb efficacy trial of arimoclomol for the treatment of ALS, and CytRx plans to seek to obtain similar insurance for any other clinical trials that CytRx conducts, as well as liability insurance for any products that CytRx may market. However, CytRx may not be able to obtain additional insurance in the amounts it seeks, if at all. In addition, any insurance maintained by CytRx or CytRx’s licensees may not prove adequate in the event of a claim against CytRx. Even if claims asserted against CytRx are unsuccessful, they may divert management’s attention from CytRx’s operations, and CytRx may have to incur substantial costs to defend such claims.
     CytRx may be unable to acquire products approved for marketing.
     In the future, CytRx may seek to acquire products from third parties that already are being marketed or have been approved for marketing. CytRx has not currently identified any of these products, however, and CytRx does not have any prior experience in acquiring or marketing products and may need to find third parties to market any products that CytRx might acquire. CytRx may also seek to acquire products through a merger with one or more companies that own such products. In any such merger, the owners of CytRx’s merger partner could be issued or hold a substantial, or even controlling, amount of stock in CytRx’s company or, in the event that the other company is the surviving corporation, in that other company.
     CytRx uses hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how CytRx does business.
     CytRx’s research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, including biological hazardous materials. CytRx is subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although CytRx believes that its safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, CytRx cannot completely eliminate the risk of accidental contamination or injury from hazardous materials. In the event of an accident, CytRx could be held liable for any damages that result. CytRx could incur significant costs to comply with current or future environmental laws and regulations.
Risks Associated With CytRx’s Investment in RXi
     The recent distribution of RXi common stock to CytRx’s stockholders is taxable to CytRx.
     On March 11, 2008, CytRx distributed to CytRx’s stockholders 4,526,624 shares of RXi common stock. CytRx will recognize gain on the distribution for income tax purposes of approximately $32.9 million, which is the amount of the excess of the fair market value of the RXi shares distributed over CytRx’s basis. This gain will be included in determining whether CytRx has current year earnings and profits subject to taxation. Although CytRx has ascribed a value to RXi shares in the distribution for tax purposes, CytRx’s valuation will not be binding on the Internal Revenue Service or any state taxation agency, which could ascribe a different valuation to the distributed RXi shares.
     CytRx’s ownership interest in RXi may be diluted.
     RXi raised approximately $8.7 million of gross proceeds in a private placement on June 25, 2008. Prior to this recent financing, RXi had indicated that it had sufficient working capital to fund its planned expenditures into the second quarter of 2009 and that it will need to raise substantial amounts of money in the future to fund a variety of activities integral to the development of its business. Under CytRx’s agreement with RXi and RXi’s other founding stockholders, with some exceptions, CytRx will have preemptive rights to acquire a portion of any new securities sold or issued by RXi in the future so as to maintain CytRx’s percentage ownership of RXi. Depending upon the terms and provisions of any proposed sale of new securities by RXi, CytRx’s financial condition and other factors, CytRx may be unwilling or unable to exercise CytRx’s preemptive rights. CytRx agreed to waive its preemptive rights in connection with RXi’s recent financing, which resulted in a reduction of CytRx’s percentage ownership in RXi from approximately 49% to approximately 45%. If RXi raises funds through further issuances of additional equity securities in which CytRx does not participate, CytRx’s percentage ownership interest in RXi may be diluted further.

     CytRx may elect to dispose of some of its remaining RXi shares, and may not be able to do so on attractive terms.
     As of July 8, 2008, CytRx owned 6,268,881 shares of common stock of RXi, which had a market value of approximately $47.0 million based upon the market price of RXi common stock as reported on The Nasdaq Capital Market on that date. This compares to CytRx’s total assets as of March 31, 2008 of approximately $50.5 million. CytRx may be deemed to be an “investment company” within the meaning of the Investment Company Act of 1940, and become subject to the stringent regulations applicable to investment companies, if the value of CytRx’s RXi shares, when taken together with the value of any other investment securities CytRx holds, continues to exceed 40% of the value of CytRx’s assets for a period of one year, unless CytRx obtains a declaration from the SEC that it is not an investment company. If CytRx is unable to obtain such a declaration, then CytRx would likely seek to sell or otherwise dispose of some of CytRx’s RXi shares in order to avoid being an inadvertent investment company.
     CytRx also may desire to sell its RXi shares in the future in order to raise funds for the conduct of CytRx’s business and operations. If it becomes necessary or advisable for any reason for CytRx to sell its RXi shares, CytRx would have to sell RXi shares pursuant to Rule 144 under the Securities Act, which includes manner of sale and volume limitations applicable to sales by affiliates such as CytRx, or negotiate private sales with third parties. CytRx may be unable to sell or divest of RXi shares at attractive prices, if at all. In addition, any sale or other disposition of RXi shares by CytRx, or the possibility of such sale or disposition, could adversely affect the market price of CytRx’s RXi shares.
     RXi retains discretion over its use of the funds that CytRx has provided to it.
     All funds previously provided by CytRx to RXi may be used by RXi in any manner its management deems appropriate. None of these uses may yield a significant or any return at all for RXi stockholders, including CytRx.
     CytRx does not and will not control RXi, and the officers, directors and other RXi stockholders may have interests that are different from those of CytRx.
     Although CytRx currently owns a significant portion of RXi’s outstanding common stock, CytRx does not control RXi’s management or operations. RXi has its own board of directors and management, who are responsible for the affairs and policies of RXi and its development plans. CytRx has entered into letter agreements with the University of Massachusetts Medical School, or UMMS, RXi and RXi’s other founding stockholders under which CytRx agrees to vote its shares of RXi common stock for the election of directors of RXi and to take other actions to ensure that a majority of RXi’s board of directors are independent of CytRx. The other stockholders of RXi may have interests that are different from CytRx’s, and RXi may engage in actions in connection with its business and operations that CytRx believes are not in CytRx’s best interests.
     Products developed by RXi could eventually compete with CytRx’s products for ALS, type 2 diabetes, obesity and other disease indications.
     RXi is focusing its initial efforts on developing ribonucleic acid interference, or RNAi, therapeutics for the treatment of a specific form of ALS caused by a defect in the SOD1 gene. Although CytRx is developing arimoclomol for treatment for all forms of ALS, it is possible that products developed by RXi for the treatment of ALS could compete with ALS products that CytRx may develop. RXi also plans to pursue the development of RNAi therapeutics for the treatment of other neurodegenerative diseases and type 2 diabetes, which could compete with products that CytRx may develop for the treatment of these diseases. The potential commercial success of any products that CytRx may develop for these and other diseases may be adversely affected by competing products that RXi may develop.

Risks Associated With Innovive’s Business
     We have an immediate need for capital and will need to raise additional capital in the future to continue our business.
     To date, we have generated no product revenues, yet we have had operating and capital expenditures to in-license and begin development of our product candidates. As a result of these expenses and lack of revenue, at March 31, 2008, we had a working capital deficit of approximately $3.7 million. In addition, as a result of our financial position at December 31, 2007, we received a “going concern” opinion from our independent registered public accounting firm, which is included in our financial statements included as Appendix F to this proxy statement/prospectus. Until, and unless, we receive approval from the FDA or foreign regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Currently, our only product candidates are INNO-406, tamibarotene, INNO-206, and INNO-305, and none of them have been approved by the FDA or any foreign regulatory authority for sale. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from existing cash and short-term investments or future financings. At March 31, 2008, we had cash and short-term investments of only $301,962. We have insufficient funds to meet our current obligations or future operating expenses. As a result, we have been seeking and will continue to seek additional sources of financing for our operations, which might not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we will be unable to complete planned pre-clinical and clinical trials or obtain approval of any of our product candidates from the FDA or any foreign regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which would have a dilutive effect on our then current stockholders.
     Our internal control over financial reporting is not adequate and may result in financial statements that are incomplete or subject to restatement.
     Section 404 of the Sarbanes Oxley Act of 2002 requires significant procedures and review processes of our system of internal controls. Section 404 required that we evaluate and report on our system of internal control over financial reporting beginning with the year ended December 31, 2007. In addition, our independent registered public accounting firm will be required to report on those controls for the year ending December 31, 2009. The additional costs associated with this process may be significant.
     After documenting and testing our system, we have identified a material weakness in our accounting and financial functions due to a lack of a segregation of duties among these functions. As a result, our internal control over financial reporting is not effective. As a result of our internal control over financial reporting being ineffective, investors could lose confidence in our financial reports, and our stock price might be adversely affected. In addition, remedying this or any future material weaknesses that we or our independent registered public accounting firm might identify, could require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we might implement to remedy any such deficiencies would effectively mitigate or remedy such deficiencies.
     If we are unable to satisfy our obligations under current and future license agreements, we could lose license rights which would adversely affect our business.
     We are a party to various license agreements, each of which requires us to make periodic payments, which in our current financial condition is likely to be difficult or even impossible.
     We may enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various milestone payments, royalty payments and other obligations on us. If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business. If a licensor challenges our license position, our competitive position and business prospects could be harmed.
     We might not obtain the necessary U.S. or worldwide regulatory approvals to commercialize INNO-406, tamibarotene, INNO-206, and INNO-305 or any future product candidate.
     We cannot assure you that we will receive the approvals necessary to commercialize and sell our current product candidates, INNO-406, tamibarotene, INNO-206, and INNO-305, or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize any product candidate in the U.S. and approvals from the equivalent regulatory authorities in foreign jurisdictions to commercialize any product candidate in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA an NDA demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses, including our current product candidates.
     Even if we comply with all FDA requests, the FDA may ultimately reject any of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for our current product candidates or any other product. Failure to obtain FDA approval of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.
     In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any product candidate for sale outside the United States.
     Delays in the regulatory approval process might harm our ability to commercialize any product candidate.
     The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies for any of our current product candidates or any product candidate we acquire or develop in the future. The approval process might also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals might:
•	delay commercialization of, and our ability to derive product revenues from, any product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we might otherwise enjoy if competing products are able to be marketed before our products.
     Delays in the regulatory approval process in foreign jurisdictions could have the same negative impact on our drug commercialization plans in those jurisdictions.

     Our current product candidates are in the early stage of clinical trials or are still in pre-clinical trials.
     Our current product candidates, INNO-406, tamibarotene, INNO-206, and INNO-305, are still in various stages of development and require some additional pre-clinical testing and extensive clinical testing. That testing might show that these compounds have little or no efficacy. Even if pre-clinical or clinical trials for these compounds are positive, we cannot predict with any certainty if or when we might submit a new drug application, or NDA, for regulatory approval of any of them or whether such an NDA will be accepted. Failure to submit or receive approval of an NDA for any of our current product candidates or any other product candidate we might acquire will severely undermine our business by leaving us with few or no saleable products, and therefore with limited or no sources of revenues, until another product candidate can be developed. Delays in the approval of an NDA could:
•	delay commercialization of, and our ability to derive product revenues from, any product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we might otherwise enjoy if competing products are able to be marketed before our products.
     Our INNO-406 IND was allowed on June 15, 2006. Our Phase I study for INNO-406 began in July 2006 and is ongoing. Our expectations for this product are based on preclinical studies conducted on animals and Phase I clinical study results to date.
     An IND for INNO-305 was allowed in October 2006. The Phase I study for INNO-305 began in October 2006 and is ongoing. Our expectations for INNO-305 are based on pre-clinical studies and on analogous programs in Germany and Japan which showed positive clinical outcomes in Phase I and II clinical testing.
     An IND for tamibarotene was allowed in May 2007. The Phase II pivotal clinical study began in September 2007 and is ongoing.
     Given the early stages and limited scope of these various studies, we have very limited safety and efficacy data on our products. We cannot determine whether the prior or current studies, including any preliminary positive data, for the products are predictive of clinical safety or efficacy. These same risks are true for our planned development of INNO-206 for which an IND was allowed in April 2007.
     Clinical trials are very expensive, time-consuming and difficult to design and implement.
     Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Further, failure can occur at any stage of the trials, and we could encounter problems that could delay or cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials, including those for our current product candidates or any future compound, might be delayed by several factors, including:
•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.
     In addition, we or the FDA might suspend any of our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in the IND submission or the conduct of that trial. Therefore, we cannot predict with any certainty the schedule for future clinical trials.
     The results of our clinical trials might not support our product candidate claims.
     Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure may cause us to abandon a product candidate and might delay development of other product candidates. Any delay in, or termination of, a clinical trial will delay the filing of the related NDA with the FDA and, ultimately, our ability to commercialize that product candidate and generate product revenues from that product. In addition, our Phase I clinical trials for INNO-406 and INNO-305 and our Phase II pivotal clinical trial for tamibarotene involve, and future trials for these and our other product candidates might involve, a small number of patients. Because of the small sample size, the results of these clinical trials might not be indicative of future results.
     Physicians and patients might not accept and use our drugs.
     Even if the FDA approves our current product candidates, physicians and patients might not accept and use them or any other product we might develop. Acceptance and use of our products will depend upon a number of factors including:
•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drug;

•	cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.
     Because we expect sales of our product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these drugs to find market acceptance would harm our business and could require us to seek additional financing.
     Our product candidates might have unintended results, which might not be discovered until after commercialization.
     Any of our product candidates, even if successfully tested, approved and commercialized, could result in unintended consequences in consumers. Any consequence might not be discovered for many years after commercialization of a product. Such a development could have a negative impact on our earnings and operations.

     Our drug development program depends upon third-party researchers who are outside our control.
     We depend upon independent investigators and collaborators, such as universities, medical institutions and clinical research organizations, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators might not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators might also have relationships with other commercial entities, some of whom might compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.
     We will rely exclusively on third parties to formulate and manufacture our product candidates.
     We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. For INNO-406, we have ongoing production contracts for clinical material for our current Phase I clinical trial. Product for future trials will require additional contracts with our current suppliers. We have contracted with a third party to supply, store and distribute tamibarotene for our clinical trials and any possible commercialization. We currently do not have contracts for product supply for our planned future clinical trials for INNO-206 but have identified vendors with the capability to perform the development and manufacturing steps necessary to manufacture the product. We believe we currently have ample supplies of INNO-305 for its continuing Phase I trial. If any of our current product candidates or any other product candidate we might develop or acquire in the future, receives FDA approval, we will rely on one or more third-party contractors to manufacture our products. Our reliance on third-party manufacturers exposes us to the following risks:
•	we might not be able to retain current third party manufacturers or other service providers or attract new ones due to our financial condition;

•	we might be unable to identify manufacturers on commercially reasonable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any;

•	our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any;

•	our future contract manufacturers might not perform as agreed or might not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;

•	drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration, and corresponding state and foreign agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards; and

•	if any third-party manufacturer makes improvements in the manufacturing process for our products, we might not own, or might have to share, the intellectual property rights to the innovation.

     Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues. Any of these events could impair our earnings and financial condition.
     We have no experience selling, marketing or distributing products and no internal capability to do so.
     We currently have no sales, marketing or distribution capabilities. Currently, we intend to perform selling and marketing activities ourselves which will require significant capital expenditures, management resources and time to establish and develop an in-house marketing and sales force with technical expertise. We do not currently have the resources to allocate to the sales and marketing of our proposed products. To the extent that we decide not to, or are unable to establish sales and marketing activities for our products, our future success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the success of which will be dependent upon the collaborator’s strategic interest in the products under development and the collaborator’s ability to successfully market and sell any such products. If we do pursue collaborative arrangements regarding the sales and marketing of our products, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. There can also be no assurance that we will be able to establish or maintain relationships with third-party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products in the United States or overseas.
     Our potential future earnings may be reduced should we decide to out-license one or more of our drug product candidates.
     We may decide to out-license one or more of our drug product candidates, reducing future profits available to us. Should we license any one of our drug candidates to another pharmaceuticals company, it would allow the partner to market and sell our compounds in any of the markets allowable under the license agreement governing the product. If one of our products is out-licensed, the profit available to us may be substantially reduced from what might otherwise be possible should we retain all rights to the product and market and sell it directly.
     If we cannot compete successfully for market share against other drug companies, we might not achieve sufficient product revenues and our business will suffer.
     The market for each of our current product candidates, as for most drugs, is characterized by intense competition and rapid technological advances. If any product candidate receives FDA approval, it will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. The most significant competitors for INNO-206 are Poniard Pharmaceuticals and Celgene, each of which is developing a compound for small cell lung cancer. Cell Genesys is developing a vaccine for acute leukemia that may be competitive with INNO-305. Novartis and Bristol-Myers Squibb have each developed a treatment for chronic myelogenous leukemia that may be competitive with INNO-406. The most significant competitors for tamibarotene are treatment with ATRA, a generic compound, and Cephalon’s arsenic trioxide. These or other future competing products might provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or might offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we might not achieve sufficient product revenues, if at all, and our business will suffer.
     We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have oncology compounds already approved or in development. As noted above, Poniard Pharmaceuticals and Celgene are each developing a compound for small cell lung cancer that would compete with INNO-206. Cell Genesys is developing a vaccine for acute leukemia that would compete with INNO-305. Novartis and Bristol-Myers Squibb have each developed a treatment for chronic myelogenous leukemia that would compete with INNO-406. ATRA and arsenic trioxide could both compete with tamibarotene. These competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:
•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.
     We might not be able to compete successfully with these entities due to our limited operating history and limited resources.
     Developments by competitors might render our products or technologies obsolete or non-competitive.
     Companies that currently sell both generic and proprietary compounds for the treatment of cancer and related diseases include but are not limited to Amgen, Sanofi-Aventis, Bristol-Myers Squibb, Genentech, Eli Lilly, Johnson & Johnson and Celgene. Alternative technologies are being developed to treat cancer and related diseases by numerous companies including Bristol-Myers Squibb, MGI Pharma, Merck and Genentech, several of which are in advanced clinical trials. There also are cancer tumor inhibiting therapies that are in the late stage of development, and that are being developed by larger established companies: Alimta (Eli Lilly), Avastin (Genentech), Eloxatin (Sanofi-Aventis), Erbitux (Bristol-Myers Squibb and Imclone Systems) and Tarceva (Genentech). Cell Genesys is developing a vaccine for acute leukemia. Poniard Pharmaceuticals and Pharmion are developing compounds for small cell lung cancer. Novartis and Bristol-Myers Squibb have each developed a treatment for chronic myelogenous leukemia that would compete with INNO-406. ATRA and arsenic trioxide could compete with tamibarotene. In addition, companies pursuing different but related fields represent substantial competition. Any of these competing therapies could prove to be more effective than INNO-406, tamibarotene, INNO-206, or INNO-305 or any future therapy of ours. In addition, many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations. Any or all of these competitors might inhibit or prevent entirely the successful commercialization of our products.
     If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.
     Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.
     We currently hold exclusive patent rights, including rights under U.S. patents and U.S. patent applications as well as rights under foreign patents and patent applications on our current product candidates.

     However, we cannot predict for our current product candidates or any other proprietary property we might acquire:
•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings to protect or defend other intellectual property rights which might be costly whether we win or lose.
     Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents might be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements might not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.
     If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.
     If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we might have to:
•	obtain licenses, which might not be available on commercially reasonable terms, if at all;

•	abandon an infringing drug candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings that might be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.
     Any of these events could substantially harm our earnings, financial condition and operations.
     Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.
     Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.
     Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA, insurance coverage might not be available, and reimbursement levels might be inadequate, to cover our drugs. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our product, once approved, it might inhibit or prevent market acceptance of such product.
     We might be exposed to liability claims associated with the use of hazardous materials and chemicals.
     Our research and development activities might involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products might require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.
     We might incur substantial liabilities and might be required to limit commercialization of our products in response to product liability lawsuits.
     The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we might incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our products. While we carry clinical trial insurance that includes product liability insurance, the coverage might not be sufficient to cover any claims. We intend all our agreements with our collaborators to indemnify us for their errors and omissions. However, we might not be able to obtain such contractual protection. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification might not be available or adequate should any claim arise.
     Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.
     The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Therefore, enforceability or scope of our patents in the United States or in foreign countries cannot be predicted with certainty, and, as a result, any patents that we own or license may not provide sufficient protection against competitors.
     Some jurisdictions have laws that permit the government to force a patentee to grant a license to a third party for commercialization of a patented product if the government concludes that the product is not sufficiently developed or not meeting the health needs of the population. Such compulsory licensing laws are very rarely invoked outside of South America and Africa. In addition, a number of countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.
     Because of the extensive time required for development, testing and regulatory review of a new drug, it is possible that any related patent may expire before any of our product candidates can be commercialized or remain in force for only a short period following commercialization. In either case, this would reduce any advantages of the patent.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
     This proxy statement/prospectus contains a number of forward-looking statements, including statements about the financial conditions, results of operations and the prospects of Innovive and CytRx, and may include statements relating to the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
     The forward-looking statements involve certain risks and uncertainties. The ability of Innovive and CytRx to predict results or the actual effects of their respective plans and strategies is subject to inherent uncertainty. Factors that may cause actual results to differ materially from such forward-looking statements include, among others, those set forth under “Risk Factors” in this proxy statement/prospectus, as well as those discussed and identified in public filings with the SEC made by Innovive and CytRx.
     Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/ prospectus.
     All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Innovive or CytRx or any person acting on behalf of Innovive or CytRx are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Innovive and CytRx undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE MERGER
     The following discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A. You should read the merger agreement carefully.
Background of the Merger
     Innovive is a development-stage company with several therapeutic candidates in development. As a development-stage company without any marketable product, we do not have a revenue stream. Consequently, Innovive, like many such companies, is dependent on a steady source of cash infusions to continue operations.
     The only sources of funds available to us are equity or debt financings that would provide a cash infusion or partnerships or other strategic alliances with third parties that would provide a revenue stream.
     Since 2005, our board of directors and management have worked to secure our future by expanding our drug candidate pipeline and obtaining the funds necessary to develop and commercialize these drug candidates. As part of this process, our board and management have considered a range of strategic alternatives, including public and private equity and debt financings, corporate partnering and licensing strategies and more recently a merger strategy, all with a view to increasing stockholder value.
     Innovive completed a private placement of convertible notes in June 2005, a private placement of Series A preferred stock in June 2006 and a private placement of common stock in April 2007, raising net proceeds of $2,249,984, $12,501,135 and $13,872,046, respectively. As is normal with many development-stage companies, these financings were completed when we were low on cash, because these financings tend to provide operating funds for a relatively short period of time during which the company conducts pre-clinical and/or clinical studies to advance the development of one or more drug candidates.
     After the completion of our common stock financing in April 2007, we had funds to allow us to operate to approximately October 2007 if all programs were to be pushed forward at full speed. These funds were deployed primarily to the development of INNO-406, INNO-206 and tamibarotene, supporting dosing studies for INNO-406, a phase II study for INNO-206 and a pivotal phase II study for tamibarotene.
     Shortly after the closing of the April 2007 financing, management began planning the pursuit of another larger financing. In addition, management considered other strategic alternatives, including merger and acquisition opportunities and strategic partnerships for the development of one or more of our product candidates.
     Beginning in May 2007, management began interviewing investment bankers to conduct a common stock financing. By August 2007, the board authorized the engagement of one investment banker to serve as lead agent and two other investment bankers to act as co-agents in a private placement of Innovive common stock. These investment banks were engaged in August 2007.
     During the summer and early fall of 2007, the investment banks attempted to put together an investor pool. However, by October 2007, no definitive investor group or terms were established. One obstacle to a financing was a price protection provision that was agreed to in the April 2007 common stock financing. This price protection provision provided that in the event that we issued shares of our common stock at a price per share less than the purchase price of the offering, which was $2.73, at any time prior to October 24, 2007, then each investor would have the right to receive a number of additional shares of our common stock equal to (i) the aggregate purchase price per unit paid by the investor in the offering, divided by the subsequent share purchase price, (ii) less the number of shares of common stock purchased by the investor in the offering.

     Also during the summer and early fall of 2007, management sought other strategic alternatives and held discussions with interested parties. Based on these inquiries, in October 2007, our board of directors began considering other strategic alternatives. At this point, the investment banks had found only one lead investor for the private placement, which was not significant enough to attract other investors. While the investment banks continued to seek investors for the financing, management held conversations with three potential investors, two of which were interested in bringing in its own investor group and the other of which was interested in a significant investment on its own. In addition, management had identified four strategic partnership candidates for INNO-406.
     In early November 2007, our board determined that a strategic partnership for INNO-406 was increasingly unlikely without further clinical data, based on feedback received by management in its discussions with the interested parties. At a special meeting on November 13, 2007, our board authorized management to negotiate a written term sheet with one of the entities that had expressed interest in developing its own investor group to invest in the company’s stock. A term sheet from this investor, with two other investors, was signed on November 26, 2007. The term sheet allowed the investor group 10 days to complete due diligence. At the conclusion of the 10 days, on December 7, 2007, the investor group informed Mr. Kelly, our President and Chief Executive Officer, that it had decided not to proceed with the investment.
     Subsequent to the expiration of the above term sheet, negotiations with an entity in the investor group noted above and an additional investor proceeded and at a special meeting on December 21, 2007, our board approved the execution of a term sheet with that investor group. One of the conditions to the term sheet was that at least three institutional investors were to be secured before the investor group would commit to the investment. This condition was not met and on January 11, 2008 the investors informed Mr. Kelly that they would not be proceeding with an investment in Innovive.
     At a regular meeting on January 15, 2008, our board considered possible strategic alternatives, including an equity or debt financing, a sale of assets or a sale of the company, and considered the discussions held by management with third parties to date on all of these alternatives. Our board authorized seeking a bridge financing with Paramount Biocapital, Inc. as placement agent. Paramount Biocapital had successfully conducted our 2005 bridge financing and our two equity financings.
     At this point, we did not have sufficient funds to cover our current obligations or future operating expenses, a situation that first developed in October 2007. On January 17, 2008, we terminated four employees, which represented approximately one-half of our employees. In addition, our ongoing clinical programs were reduced to include only essential steps necessary to obtain new data. At a special board meeting on January 29, 2008, management updated our board on potential merger or acquisition parties. Our board also was advised by bankruptcy lawyers on the process and impact of bankruptcy and our board’s and Innovive’s duties were Innovive to declare bankruptcy. At the end of the meeting, our board authorized management to continue negotiating with Paramount Biocapital to act as placement agent in a bridge financing of debt.
     At a regular meeting held on February 13, 2008, our board reviewed the status of possible transactions and considered the benefits and challenges of a financing, a merger or acquisition, or a sale of company assets. After deliberation, our board approved a placement agreement with Paramount Biocapital. Paramount Biocapital, however, was not able to find investors willing to invest a sufficient amount of capital, and it ceased its efforts on our behalf in March. During this time, management continued to contact third parties about a possible strategic transaction with Innovive.
     Throughout March and April, our management contacted several companies who subsequently expressed interest in conducting additional due diligence on our product candidates. One of these companies was CytRx. CytRx was introduced to the company through one of our directors, J. Jay Lobell, by means of a telephone call on April 2, 2008. Mr. Lobell knew Steven A. Kriegsman, the President and Chief Executive Officer of CytRx, and had contacted him earlier on April 2, 2008 to determine if CytRx had any interest in a transaction with Innovive. During the call, David Haen, Vice President – Business Development of CytRx, expressed interest in learning more about us and sent over a mutual confidentiality agreement that we and CytRx executed on April 4, 2008. CytRx also provided a diligence checklist to us at that time and, in response, CytRx was granted access to our virtual data room that day.
     Our management facilitated the diligence process by providing the requested information to all of the companies that requested information. Three of these companies provided term sheets in April that provided for the acquisition of certain of our assets for equity in the acquiring company. None of the term sheets addressed acquiring the company as a whole.
     Mr. Lobell arranged for a telephone call on April 23, 2008 among himself, Mr. Kriegsman and Mr. Haen of CytRx, and Lindsay Rosenwald, an affiliate and major stockholder of Innovive. On the call, the parties discussed the terms of a possible offer by CytRx to acquire Innovive and related matters.
     On April 25, 2008, at a regular meeting of our board, management reviewed with the board term sheets that had been received from these three companies. Management also informed the board that it believed that term sheets were imminent from four other companies, one of which was CytRx. Our board reviewed each term sheet it had received, as well as the expected terms to be contained in the term sheets expected from the other four entities, including CytRx. Our board concluded that it needed more time to consider the current and expected term sheets and noted that a decision would have to be made in the early part of the next week, given our cash position.
     During subsequent diligence discussions with CytRx, our management expressed the need to receive either a term sheet or letter agreement from CytRx and the desire or our board of directors to move quickly in order, among other things, to demonstrate to TMRC Inc., the licensor of tamibarotene, and Medpace, Inc., a contract research organization working on the clinical development of three Innovive products, that we were making progress on a possible transaction and would be able to meet our financial obligations to them.
     On May 1, 2008, CytRx provided Mr. Kelly a term sheet for the acquisition of Innovive pending certain remaining due diligence, including face-to-face meetings scheduled for May 6 and 7. On or about this time, Mr. Lobell spoke with Mr. Kriegsman and Mr. Haen regarding the term sheet and suggested that CytRx discuss further with Innovive management the clinical development assumptions underlying CytRx’s term sheet.
     On May 6 and 7, 2008, CytRx management, including Mr. Kriegsman, Jack Barber, Ph.D., Chief Scientific Officer, Benjamin S. Levin, General Counsel, Vice President of Legal Affairs and Secretary, Scott Wieland, Ph.D., Vice President of Clinical and Regulatory Affairs, and Mr. Haen, met with our management at our offices in New York City. On May 8, 2008, Mr. Kelly informed Mr. Haen by telephone that Innovive had received another offer for the entire company and encouraged CytRx to revise the term sheet prior to the special meeting of our board of directors scheduled for the next day. CytRx, however, declined to revise its offer.
     At the special meeting held on May 9, 2008, our board of directors voted unanimously to accept the CytRx term sheet and authorized management to negotiate a binding merger agreement.
     Mr. Kelly then contacted several prospective investment advisors, including Chartered Capital Advisers, Inc., to act as the company’s financial advisor in connection with the possible merger with CytRx. We engaged Chartered on May 29, 2008.
     From May 9 through June 5, 2008, we and CytRx negotiated the final terms of the merger agreement. CytRx also conducted additional due diligence, including at a meeting on May 28, 2008 between Dr. Wieland and representatives of Medpace, Inc. Mr. Haen, Dr. Wieland and John Caloz, CytRx’s Chief Accounting

Officer, also met and conducted further diligence with our management at our offices in New York on May 28 through 30.
     Our board of directors formally met on June 6, 2008 in a special meeting, at which all the members of our board were in attendance, for the purpose of reviewing the terms of the proposed merger agreement. Also in attendance were Ronald Quintero of Chartered, our financial advisor, and David Mannheim of Wyrick Robbins Yates & Ponton LLP, our legal counsel. At this meeting, Mr. Kelly provided a report and analysis related to the terms of the proposed transaction, including, without limitation, the value of the consideration to be received in the transaction by our stockholders as of that date and the conditions to closing the transaction. Mr. Kelly and J. Gregory Jester, our Chief Financial Officer, also reported on the status of our recent financing efforts and financial condition. Mr. Mannheim reviewed the terms of the merger agreement and the loan and security agreement and the relevant legal approvals necessary to consummate the merger. Mr. Quintero reviewed with the board Chartered’s analysis of Innovive and the merger proposal, at the conclusion of which he presented the board with Chartered’s written opinion that the merger is fair, from a financial point of view, to the stockholders of Innovive. After deliberating, our board determined that the merger agreement and the transactions contemplated thereby, including the merger, were fair to, advisable and in the best interests of the Innovive stockholders and each other relevant corporate constituency and unanimously voted to approve the terms of the merger agreement and the merger.
Innovive’s Reasons for the Merger
     After careful consideration, our board of directors, by a unanimous vote of the directors, has determined that the merger agreement is advisable, fair to, and in the best interests of Innovive and its stockholders, has approved and authorized in all respects the merger agreement, and recommends that you vote “FOR” the approval of the merger agreement.
     In considering the recommendation of our board of directors with respect to the merger agreement, you should be aware that some of our directors and executive officers who participated in meetings of the board of directors have interests in the merger that are different from, or in addition to, the interests of our stockholders generally. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 47.
     In the course of deliberations, our board reviewed Innovive’s historical, present and projected financials under various scenarios, and its historical and short and long-term strategic objectives, the opportunities in the marketplace that Innovive is pursuing and the risks associated therewith.
     In reaching the decision to approve and authorize the merger, the merger agreement, the loan and security agreement and the other transactions contemplated under the merger agreement, our board of directors consulted with senior management and Innovive’s financial and legal advisors, and considered a number of factors, including, but not limited to, those set forth below.
•	Innovive stockholders will have the opportunity to participate in the potential growth of CytRx after the merger;

•	the increased ability of the combined company to secure investment capital and financing for expansion of the combined company’s business;

•	the market potential for the combined company’s drug development pipeline;

•	the historical, current and prospective financial condition, results of operations and cash flows of CytRx;

•	CytRx’s seasoned management team, greater financial resources and access to capital;

•	the shares of CytRx common stock issued to Innovive stockholders as merger consideration will be registered with the SEC and will be freely tradable for Innovive stockholders who are not affiliates of CytRx;

•	Innovive’s prospects to continue as an independent company;

•	the historic, current and prospective financial condition, results of operations and cash flows of Innovive, particularly the fact that due to cash limitations, Innovive has decreased, and most likely will have to cease, its research and clinical operations;

•	without the completion of a strategic transaction like the merger, Innovive will likely be forced to file for federal bankruptcy protection;

•	based on our historical efforts over a period of nearly a year to attract capital and to pursue alternative transactions, the low probability that any alternative transaction would be available to Innovive that would provide the same or greater value to our stockholders within a reasonable time frame;

•	the terms and conditions of the merger agreement and the loan and security agreement, including the merger consideration and closing conditions;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants and the conditions to the parties’ respective obligations, are reasonable;

•	the terms of the transaction, including the merger consideration and the loan and security agreement, as compared to the terms that might be achieved with other similar transactions with other potential merger partners;

•	dissenters’ rights would be available to Innovive stockholders under applicable state law;

•	apart from the approval by stockholders, completion of the merger would not require any material consents or approvals;

•	the likelihood that the merger will be consummated on a timely basis;

•	the fact that the merger agreement permits our board of directors to change its recommendation of the transaction to stockholders in connection with an unsolicited superior proposal by a third party for an alternative transaction if the failure to do so would be reasonably likely to violate the board of directors’ fiduciary obligations under applicable law, provided that Innovive complies with certain requirements, including payment of a $1.5 million termination fee to CytRx;

•	the amount of the termination fee payable by us and the circumstances under which it is payable are typical for transactions of this size and type and were necessary to induce CytRx to enter into the merger agreement;

•	Chartered’s financial analysis and its written opinion to our board of directors that as of June 6, 2008, and based upon and subject to the factors and assumptions set forth in its opinion, the merger is fair from a financial point of view to the Innovive stockholders; and

•	the support agreements of our directors and officers and their affiliates who own beneficially an aggregate of approximately 22% of the shares of our common stock entitled to vote at the special meeting to vote all shares that they control in favor of the merger agreement, as well as their willingness to grant CytRx proxies to vote such shares in favor of the approval of the merger agreement, and the fact that the support agreements can be terminated by our directors and officers and their affiliates if the merger agreement is terminated by us.
     Our board of directors also considered the following potentially negative factors in reaching its decision to approve and authorize in all respects the merger agreement, the merger, and the other transactions contemplated under the merger agreement:
•	restrictions in the merger agreement on solicitation generally prohibit us from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to our stockholders when compared to the terms and conditions of the merger, and further prohibit us from entering into discussions regarding unsolicited proposals unless certain requirements are met;

•	if the merger is not completed for whatever reason we will have incurred substantial expenses, and will have to repay CytRx for advances under the loan and security agreement, which we may not be able to pay, in which event CytRx would be entitled to pursue its remedies under the loan and security agreement, including a possible foreclosure sale of all or substantially all of our assets;

•	if the merger is not completed under certain circumstances specified in the merger agreement, we may be required to repay to CytRx any funds loaned to Innovive pursuant to the loan and security agreement, which may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to our stockholders than the merger;

•	the interests of our directors and officers may be different in certain respects from the interests of our stockholders, generally, as described under “The Merger - Interests of Innovive’s Directors and Executive Officers in the Merger”;

•	the restrictions on the conduct of our business prior to the consummation of the merger, which, subject to specific limitations, may delay or prevent us from taking certain actions during the time that the merger agreement remains in effect;

•	the requirement under the terms of the merger agreement that we pay CytRx a termination fee if we terminate the merger agreement to accept a superior proposal for the acquisition of Innovive, if our board of directors changes its recommendation concerning the merger agreement, or in certain other circumstances (including, in some instances, if stockholders do not vote to approve the merger agreement), and that our obligation to pay the termination fee might discourage other parties from proposing a business combination with, or an acquisition of, Innovive;

•	the risk that, while the merger is expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied and, as a result, it is possible that the merger may not be completed even if approved by our stockholders;

•	additional advances under the loan and security agreement are at the discretion of CytRx and may affect our working capital; and

•	other risk factors described under the section entitled “Risk Factors.”
     Our board of directors considered all of these factors as a whole and considered the factors in their totality to favor and support the decision to approve and authorize in all respects the merger agreement, the merger, and the other transactions contemplated under the merger agreement and to recommend that Innovive’s stockholders approve the merger agreement.

     In view of the variety of factors considered in connection with its evaluation of the merger, our board of directors did not find it practicable to, and therefore did not, quantify, rank, or otherwise assign relative or specific weight or values to any of these factors. In addition, each individual director may have given different weights to different factors.
     The foregoing discussion of our board of directors’ considerations concerning the merger is forward looking in nature. This information should be read in light of the discussions under the heading “Cautionary Statement Concerning Forward-Looking Information.”
Recommendation of the Board of Directors
     After careful consideration, our board of directors, by unanimous vote:
•	has determined that the merger agreement is advisable, fair to, and in the best interests of Innovive and its stockholders;

•	has approved and authorized in all respects the merger agreement, the merger, and the other transactions contemplated by the merger agreement; and

•	recommends that our stockholders vote “FOR” the approval of the merger agreement.
CytRx’s Reasons for the Merger
     In reaching the decision to approve and authorize the merger, the merger agreement, and the ancillary agreements, the board of directors of CytRx consulted with senior management and CytRx’s legal advisors, and considered a number of factors, including, but not limited to, those set forth below.
•	the acquisition of Innovive will expand CytRx’s portfolio of product candidates to include Innovive’s four current product candidates for the treatment of cancer and may facilitate obtaining additional funding by CytRx;

•	Innovive’s product candidates, including tamibarotene, which is marketed in Japan for the treatment of relapsed or refractory acute promyelocytric leukemia, or APL, and is in a pivotal Phase II clinical trial in APL, are expected to accelerate by several years the time to CytRx’s first potential new drug application, subject to the successful completion of Innovive’s clinical trials;

•	the prior experience of some of CytRx’s management team in the development of drugs for the treatment of cancer, and management’s belief that CytRx can integrate Innovive’s and CytRx’s product candidates and drug development efforts and achieve economies of scale in general and administrative expenses and perhaps other costs;

•	the terms and conditions of the merger agreement and the loan and security agreement, including the fact that the merger consideration includes a relatively modest payment of initial merger consideration and that the larger earnout merger consideration is subject to the achievement of specified future net sales of Innovive’s products;

•	apart from the approval by Innovive’s stockholders, completion of the merger would not require any material consents or approvals;

•	the amount of the termination fee payable to CytRx and the circumstances under which it is payable to CytRx; and

•	the support agreements of Innovive directors and officers and their affiliates who own beneficially an aggregate of approximately 22% of the shares of Innovive common stock entitled to vote at the special meeting to vote all shares that they control in favor of the merger agreement, as well as their willingness to grant CytRx proxies to vote such shares in favor of the approval of the merger agreement.
     In view of the variety of factors considered in connection with its evaluation of the merger, CytRx’s board of directors did not find it practicable to, and therefore did not, quantify, rank, or otherwise assign relative or specific weight or values to any of these factors. In addition, each individual director may have given different weights to different factors.
     The foregoing discussion of CytRx’s board of directors’ considerations concerning the merger is forward-looking in nature. This information should be read in light of the discussions under the heading “Cautionary Statement Concerning Forward-Looking Information.”
Effects of the Merger
     If the merger agreement is approved by our stockholders and if the merger is completed, Merger Subsidiary will be merged with and into Innovive, with Innovive continuing as the surviving corporation and wholly owned subsidiary of CytRx. All of the shares of Innovive common stock outstanding immediately prior to the effective time of the merger (other than shares that are owned by Innovive, CytRx and Merger Subsidiary and shares that are owned by stockholders, if any, who properly exercise dissenters’ rights under Delaware law) will be cancelled and converted into the right to receive the merger consideration.
     After the completion of the merger, Innovive will be a wholly owned subsidiary of CytRx and its name will be changed to CytRx Oncology Corporation, our current stockholders will have no ownership interest in Innovive and shares of Innovive common stock will no longer be publicly traded.
Management and Operations After the Merger
     Management of CytRx will manage the business and operations of Innovive after the merger. CytRx intends to undertake a comprehensive review of Innovive’s development activities after the merger with a view to optimizing the clinical and development programs and eliminating any cost inefficiencies and redundancies of the combined company.
Interests of Certain Persons in the Merger
     Neither Innovive nor any of our officers or directors has an ownership interest in CytRx or is otherwise affiliated with CytRx, and we had no dealings with CytRx or its officers or directors other than in connection with the merger agreement and related matters. However, in considering the recommendation of our board of directors with respect to the merger agreement, you should be aware that some of our directors and executive officers who participated in meetings of our board of directors have interests in the merger that are different from, or in addition to, the interests of our stockholders, generally. These interests, to the extent material, are described below. Our board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger.
     CytRx’s officers and directors own CytRx common stock and have been granted stock options to purchase CytRx common stock, none of which will vest or be adjusted or otherwise changed as a result of the merger. Except for the interests inherent in their ownership of CytRx common stock and stock options, CytRx’s officers and directors do not have any material interests in the merger.

     Severance Benefits
     We have entered into employment agreements with Steven Kelly and J. Gregory Jester, which provide that, if the employment of either officer is terminated by us without cause (as defined in the agreement), or either officer terminates his employment with us for good reason (as defined in the agreement), he will be entitled to receive a severance payment equal to six times his monthly salary and we will be obligated to continue his health insurance benefits for six months following his termination.
     In February 2008, we instituted an employee retention program to ensure that we could retain the services of Mr. Jester and Dr. Poma. Pursuant to the program, we agreed to pay each officer severance equal to six months of his salary if he is terminated by us, CytRx or Merger Subsidiary without cause (as defined in the program) at any time after June 30, 2008. No such severance will be due the officer to the extent that he is eligible to receive severance payments in an equal or greater amount pursuant to his employment agreement or other agreement with us or CytRx.
     Set forth below is an estimate of the pre-tax amount of the severance benefits that would be owed to each such officer under his employment agreement assuming that the officer is terminated on the day following the completion of the merger:

	Estimated Severance	Estimated Value of Health
Name	Payment	Insurance Benefits
Steven Kelly	$187,500	$7,746
J. Gregory Jester	95,000	$-0- (1)
Eric Poma, Ph.D.	125,000	$-0-

(1)	Mr. Jester does not participate in our health insurance plan. Consequently, we are not required to provide him with continued benefits under the terms of his employment agreement.
     The merger agreement provides that the directors of Merger Subsidiary will become the directors of Innovive upon the closing of the merger. Therefore, we do not anticipate that any of our directors will continue to serve as directors of Innovive or will serve as directors of CytRx after the completion of the merger.
     Release of Personal Guarantee
     Mr. Kelly, our President and Chief Executive Officer, currently serves as a guarantor of our rental payments under our lease for our executive offices. Pursuant to the merger agreement, CytRx has agreed to use its commercially reasonable efforts to remove Mr. Kelly as the guarantor, effective at the effective time of the merger. If the removal is not effective at that time, CytRx and Merger Subsidiary will enter into a written agreement satisfactory to Innovive and Mr. Kelly to indemnify Mr. Kelly under the guarantee and to obtain the removal of Mr. Kelly as guarantor as soon as possible after the effective time of the merger.
     Stock, Stock Options and Warrants
     As of the record date for the special meeting of stockholders, our directors and officers held in total                      shares of our common stock. As of the record date for the special meeting of stockholders, our directors and officers held options and warrants to purchase a total of                      shares of our common stock. See “Security Ownership by Certain Beneficial Owners and Management of Innovive” for details on the ownership of our equity securities by our directors and officers.
     All shares of common stock, stock options and warrants held by our directors and officers will be treated in the merger in the same manner as those held by our other stockholders.

     Indemnification and Insurance
     In the merger agreement, CytRx and Merger Subsidiary have generally agreed to indemnify our current and former directors and officers and directors for acts or omissions in their capacity as directors or officers occurring on or before the effective time of the merger and to provide for liability insurance for a period of three years from and after the effective time of the merger, subject to certain conditions. The terms of the liability insurance policies must be no less favorable than the policies of Innovive, unless the cost of the policies would exceed the current policies’ annual premium, in which case the coverage will be the greatest amount of coverage available for an amount not exceeding 125% of the current premium.
Stock Exchange Listing of CytRx Common Stock
     It is a condition to the completion of the merger that the shares of CytRx common stock issuable to Innovive stockholders in payment of the initial merger consideration be approved for listing on The Nasdaq Capital Market. It is also a condition to the payment of any earnout merger consideration that CytRx may elect to pay in shares of CytRx common stock that such shares be listed on The Nasdaq Capital Market or other trading market.
Comparative Market Prices of Common Stock
     CytRx common stock is listed on The Nasdaq Capital Market and our common stock is quoted on the OTCBB. On June 6, 2008, the last full trading day before the public announcement of the merger agreement, the closing price of CytRx common stock as reported on The Nasdaq Capital Market was $0.99. On June 6, 2008, the last full trading day before the public announcement of the merger agreement, the closing price of shares of our common stock as reported on the OTCBB was $0.15. If the merger is completed, there is no assurance as to what the market price of CytRx common stock will be at that or any other time.
Regulatory Requirements
     The merger is not subject to any federal or state regulatory requirements.
OPINION OF INNOVIVE’S FINANCIAL ADVISOR
     Innovive has retained Chartered Capital Advisers, Inc., or “Chartered,” to act as Innovive’s financial advisor in connection with the merger. Chartered provides merger and acquisition, valuation, and corporate financial advisory services on behalf of corporate clients, investors, financial institutions, attorneys, accountants, and participants in employee benefit plans. Chartered is regularly engaged in the valuation of securities and other financial advisory work in connection with mergers and acquisitions, recapitalizations, private placements, financial restructuring, shareholder transactions, financial reporting, estate and gift taxes, litigation, and for other purposes. Innovive selected Chartered to act as Innovive’s financial advisor in connection with the merger on the basis of Chartered’s experience in transactions similar to the merger.
     On June 6, 2008, at a meeting of the board of directors of Innovive held to evaluate the merger, Chartered delivered to the board of directors Chartered’s written opinion dated June 6, 2008, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be received by holders of Innovive common stock was fair, from a financial point of view, to such holders.
     The full text of Chartered’s written opinion to the Board of Directors of Innovive, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. The following summary of Chartered’s opinion is qualified in its entirety by reference to the full text of the opinion. Chartered delivered its opinion to the board of directors of Innovive for the benefit and use of the board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Chartered’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger.
     In connection with rendering its opinion, Chartered:
•	reviewed the merger agreement and various documents relating thereto;

•	conferred with Innovive’s management, its legal advisors, and the management of CytRx;

•	reviewed various documents and other information prepared by or in connection with Innovive including, but not limited to, documents filed with the SEC, historical financial statements, Innovive’s balance sheet as of May 31, 2008, financial projections, a summary of financing contacts, an investor presentation dated as of May 2008, technical documentation, and Innovive’s website;

•	reviewed various documents and other information prepared by or in connection with CytRx including, but not limited to, documents filed with the SEC, historical financial statements, analyst reports, and CytRx’s website;

•	analyzed the historical financial performance and financial condition of Innovive and CytRx;

•	analyzed the Innovive financial projections prepared by its management;

•	analyzed the historical stock prices of Innovive and CytRx;

•	considered Innovive’s current capitalization, financial condition, and risks relating thereto;

•	evaluated the proposed consideration to Innovive equity holders reflected in the proposed merger, taking into consideration various valuation benchmarks including:
o	net book value;

o	current and historical market price of Innovive common stock;

o	premiums paid in mergers deemed to be relevant to Innovive;

o	discounted cash flow analysis;

o	capitalization multiples of guideline public companies; and

o	capitalization multiples paid in acquisitions deemed to be relevant to Innovive;
•	considered the historical experience of Innovive’s management and the investment bankers that it retained to pursue capital infusions and other potential transactions;

•	considered the potential perception of Innovive and its investment prospects from the vantage point of investors capable of committing the amount of capital required by Innovive, and the amount of dilution that may result from a potential capital infusion;

•	considered the current financing environment for financing development-stage companies similar to Innovive;

•	considered the process employed by Innovive’s management to negotiate the proposed merger;

•	considered the risks of rejecting the proposed merger in order to seek an enhanced transaction with CytRx or an improved transaction with an alternative investor or acquirer; and

•	considered such other information, financial studies, and analyses as it deemed relevant, and performed such analyses, studies, and investigations as it deemed appropriate.
     In arriving at its opinion, Chartered assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it that was obtained from Innovive’s management, CytRx, and from public sources that are routinely used in its profession. Chartered also assumed that the representations of Innovive management and its advisors were made in good faith, and that they reflect the best currently available management judgments as to the matters covered and that the distributions of initial merger consideration and earnout merger consideration would be made on a timely basis in accordance with the provisions of the merger agreement.
     Chartered’s opinion was necessarily based upon economic, market, and other conditions as in effect on, and the information made available to Chartered as of, the date of its opinion. Chartered disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come up or be brought to its attention after the date of its opinion. In the event that there is any change of fact or matter affecting Chartered’s opinion after its date and prior to the consummation of the proposed merger, Chartered reserves the right to change, modify, or withdraw its opinion.
     The following represents a brief summary of the material financial analyses presented by Chartered to the board of directors of Innovive in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Chartered, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Chartered. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Chartered.
Considerations Underlying Chartered Fairness Opinion
     Neither Innovive nor CytRx has historical revenues to which customary analyses can be applied. In addition, due to the absence of historical revenues for either Innovive or CytRx, no projections of operations could be or were developed for either Innovive or CytRx because any such projections would be speculative in nature. As a result, many of the analyses typically performed to value companies that are at more advanced stages of development could be credibly performed in connection with the proposed merger. Consequently, Chartered relied heavily on qualitative factors in arriving at its opinion. The following are the principal considerations relied upon by Chartered in its analysis:

Consideration	Comments
Steps leading to merger	Innovive’s management hired four leading investment banks over an 18-month period to explore transaction alternatives;
Contacts were made with more than 65 potential investors; and
The proposed merger is the culmination of an extensive undertaking by well-recognized firms.

Consideration	Comments
Urgency of current situation	Innovive is insolvent and has been insolvent for several months;
Trade debt is significantly in arrears, research and development, or R&D, activities have been halted, and personnel have been laid off pending additional funding; and
Absent necessary financing, there is risk that Innovive may be compelled to relinquish some or all of the licenses upon which the success of Innovive depends, and all remaining value could be lost.

Alternative potential transactions	None.

Market capitalization of Innovive and CytRx common stock	Innovive — $1.46 million (as of 5/30/08); and CytRx — $79.9 million (as of 5/30/08).

Potential value of merger consideration to Innovive stockholders	Initial merger consideration—CytRx common stock valued at $3.0 million; and Earnout merger consideration (if earned)—CytRx common stock valued at $2.0 million to $18.25 million.

Relative liquidity of Innovive and CytRx stock	Innovive common stock is relatively illiquid, trading a median of 3,500 shares/day; and CytRx common stock is more liquid than that of Innovive, trading in excess of 500,000 shares/day.

Institutional ownership of stock	Innovive—minimal ; and CytRx—approximately 30%.

Analysts covering stock	Innovive—none; and CytRx—five analysts.

Impact of proposed merger on Innovive stockholder risk	Risk would be reduced because: (1) CytRx is better capitalized than Innovive; (2)
CytRx has historically been more successful than Innovive in raising capital; and (3)
CytRx has additional products in the pipeline that provide diversification benefit.

Impact of proposed merger on potential Innovive stockholder return	Potential returns are enhanced by an increased ability to fund R&D;
Dilution from proposed merger may not be significantly different than the dilution that would occur if Innovive remained independent and obtained funding from investors (although it has been unsuccessful in doing so); and
Innovive stockholders are also able to participate in the potential return from CytRx R&D.

Implied merger premium	At least 105% (based on 5/30/08 Innovive stock price), but potentially in excess of 1,000%, depending upon the amount of earnout merger consideration paid; and
Implied merger premium is high in comparison to premiums generally paid in M&A transactions, including premiums paid since the beginning of 2007 in the acquisition of biotech stocks (median 65.17%) and companies with sales below $10 million (median 34.23%).

Innovive stockholders’ share of post-merger combined company	Innovive stock represented 1.80% of the combined market capitalization of Innovive and CytRx as of 5/30/08; and
Initial merger consideration (without regard to earnout merger consideration) would give Innovive stockholders 3.61% of the post-merger capitalization of the combined companies.

Innovive pro forma value	An analysis of Innovive stockholders’ share of the pro forma future value of Innovive if it were to remain an independent company and obtain a highly dilutive financing is less than what may be realized from their share of the pro forma future value of the combined Innovive and CytRx after the merger; and
The pro forma analysis was based, in part, upon discounted cash flow analysis, and price/revenue multiples of publicly traded biotech companies, as well as price/revenue multiples paid in acquisitions of biotech companies.

Innovive net book value	Preliminary unaudited internal financial statements indicated Innovive had a stockholders’ deficit of $3.678 million as of 5/30/08.

Consideration	Comments
Risk of rejecting the proposed merger	The only available transaction may be lost if CytRx chose to withdraw; Innovive common stock may become worthless; and
Innovive may be liable to CytRx for a $1.5 million termination fee (nearly equal to the aggregate market capitalization of Innovive common stock as of 5/30/08), as well as for repayment of advances made by CytRx.
Miscellaneous
     As noted above, the discussion set forth above is a summary of the material financial analyses presented by Chartered to the board of directors of Innovive in connection with its opinion and is not a comprehensive description of all analyses undertaken by Chartered in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Chartered believes that its analyses summarized above must be considered as a whole. Chartered further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Chartered’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.
     In performing its analyses, Chartered considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Innovive and CytRx. The estimates of the future performance of Innovive and CytRx in or underlying Chartered’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Chartered’s analyses. These analyses were prepared solely as part of Chartered’s analysis of the fairness, from a financial point of view, of the merger consideration and were provided to the board of directors of Innovive in connection with the delivery of Chartered’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Chartered’s view of the actual values of Innovive or CytRx.
     The type and amount of consideration payable in the merger was determined through negotiations between Innovive and CytRx, rather than by any financial advisor, and was approved by the board of directors of Innovive. The decision to enter into the merger agreement was solely that of the board of directors of Innovive. As described above, Chartered’s opinion and analyses were only one of many factors considered by the board of directors of Innovive in its evaluation of the proposed merger and should not be viewed as determinative of the views of the board of directors of Innovive or management with respect to the merger or the merger consideration.
     Innovive paid Chartered $25,000 for its services in rendering its opinion and also will reimburse Chartered for reasonable out-of-pocket expenses incurred in connection with Chartered’s engagement. Innovive has agreed to indemnify and hold harmless Chartered and its shareholders and employees against any costs incurred by Chartered in connection with any litigation to which Chartered or its shareholders and employees may become subject as a consequence of its services to Innovive in the proposed merger. In addition, Innovive has agreed that the maximum liability of Chartered for any and all losses, claims, damages, or liabilities to which Chartered may become subject in connection with the services rendered by it to Innovive will be limited to $25,000, other than in matters involving Chartered’s gross negligence, willful misconduct, fraud or deliberate malfeasance.

     Chartered or its affiliates have not provided financial advisory or any other services to Innovive in the past. In the ordinary course of business, Chartered and its affiliates have never owned any securities of Innovive or CytRx for their own accounts.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
     The following is a summary of certain material U.S. federal income tax consequences of the merger that are relevant to CytRx and holders of Innovive common stock who will receive the merger consideration in the merger.
     CytRx will recognize no gain or loss in connection with the merger. However, CytRx will be entitled to deductions for such portion of each payment of earnout merger consideration, if any, as and when made, that represents imputed interest (see “U.S. Holders — Earnout Merger Consideration,” below).
     The following discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of Innovive common stock. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” existing, proposed, and temporary regulations promulgated under the Code, and rulings, administrative pronouncements, and judicial decisions as in effect on the date of this proxy statement/prospectus, changes to which could materially affect the tax consequences described below and could be made on a retroactive basis. The discussion applies only to holders of Innovive common stock in whose hands the shares are capital assets within the meaning of Section 1221 of the Code, and may not apply to holders who acquired their shares pursuant to the exercise of employee stock options or other compensation arrangements with Innovive or who hold their shares as part of a hedge, straddle, conversion, or other risk reduction transaction or who are subject to special tax treatment under the Code (such as dealers in securities or foreign currency, insurance companies, other financial institutions, regulated investment companies, tax-exempt entities, S corporations, partnerships, and taxpayers subject to the alternative minimum tax). In addition, except as specifically discussed below, this discussion does not consider the effect of any state, local, or foreign tax laws.
     The following discussion is not binding on the Internal Revenue Service, or the “IRS,” or the courts and, therefore, could be challenged. Neither we nor CytRx will seek any ruling from the IRS with respect to the merger.
     For purposes of this discussion, the term “U.S. holder” means a holder of Innovive common stock that is, for U.S. federal income tax purposes: a citizen or individual resident of the United States; a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or under the laws of the United States or of any state (including the District of Columbia); an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. For purposes of this discussion, the term “non-U.S. holder” means a holder of Innovive common stock (other than a partnership) that is not a U.S. holder.
U.S. Holders
     It is uncertain under current authorities whether the merger will qualify as a tax-free reorganization under Section 368 of the Code or as a taxable exchange. Innovive and CytRx have not yet determined whether they will report the merger as a taxable event or as a reorganization under Code Section 368, and that determination may not be able to made until after the closing of the merger. Because of the complexity of the tax issues arising from the structure of the earnout merger consideration and the uncertainty under current authorities of the tax treatment of the merger, you are strongly advised to consult your own tax advisor regarding the tax consequences of the merger to you.

     Merger as Taxable Exchange
     If the merger fails to qualify as a reorganization under Code Section 368, it will constitute a taxable exchange, and the tax consequences set forth below would generally apply.
     Initial Merger Consideration. The receipt of the initial merger consideration will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder will recognize gain or loss for federal income tax purposes measured by the difference, if any, between the value of the shares of CytRx common stock (plus any cash receive in lieu of a fractional share) received as initial merger consideration and the portion of the U.S. holder’s adjusted tax basis in the shares of Innovive common stock surrendered pursuant to the merger (which basis may have to be allocated, in part, to the earnout merger consideration). Gain or loss will be determined separately for each block of Innovive shares (i.e., shares acquired at the same price per share in a single transaction). Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares is more than one year at the time of consummation of the merger. The maximum federal income tax rate on net long-term capital gain recognized by individuals is 15% under current law. Deduction of capital losses may be subject to certain limitations.
     Earnout Merger Consideration. In connection with the payment of earnout merger consideration, if any, a U.S. holder generally will recognize capital gain or loss measured by the difference, if any, between (i) the value of the shares of CytRx common stock (plus any cash received in lieu of a fractional share), or cash, or combination of CytRx shares and cash, received as earnout merger consideration, and (ii) any portion of the U.S. holder’s adjusted tax basis in the shares of Innovive common stock surrendered pursuant to the merger allocable to the earnout merger consideration. A portion of each earnout merger consideration payment, however, will be characterized as interest under the Code’s imputed interest rules, and treated as ordinary interest income to the U.S. holder, based on the applicable federal rate in effect on the date of the merger for the term from the date of the merger to the payment date.
     Installment Method. Because the common shares of Innovive are quoted and tradable on the Over-the-Counter Bulletin Board, the installment method of reporting under Code Section 453 will generally not be available for Innovive stockholders, other than possibly for certain officers, directors or significant stockholders whose ability to sell shares in the public markets is limited under SEC rules and regulations (as discussed below). Accordingly, for ordinary Innovive stockholders that are not eligible for the installment method, the earnout merger consideration generally would be taxable in the year of the merger based on the fair market value, as of the date of the merger, of the rights to any future earnout merger consideration. For such stockholders ineligible for the installment method, however, an exception might be available to the general rule of taxation in the year of merger either under the “open-transaction” doctrine or, for Innovive stockholders who are cash-method taxpayers, based on the cash-method-taxpayer doctrine. If applicable, the judicially created open-transaction doctrine or the cash-method-taxpayer doctrine might permit an Innovive stockholder to recover all of the holder’s basis in the exchanged Innovive stock before recognizing capital gain from the merger. The IRS views the open-transaction doctrine, though, as being rarely available and applying only in those “rare and extraordinary cases” where a contingent payment obligation is considered to have no ascertainable value. Innovive stockholders should consult their own tax advisors regarding the availability of either the open-transaction doctrine or the cash-method-taxpayer doctrine in connection with the merger, and how it might apply to them if available.
     In the case of Innovive officers, directors or significant stockholders whose ability to sell all of their Innovive shares in the public markets is limited under SEC Rule 144 or similar restrictions, IRS private letter rulings have held that the installment method might be available to such a stockholder, in light of the securities laws restrictions on the salability of the stockholder’s shares. Such Innovive stockholders should consult their own tax advisors regarding the availability of the installment method for some or all of their Innovive shares and, if the installment method is otherwise applicable, the effects of the installment method on them and whether the stockholder should adopt or elect out of the installment method with respect to any merger consideration.

     Tax-Free Reorganization
     If the merger instead is held to constitute a reorganization within the meaning of Section 368(a) of the Code, then, subject to the limitations and qualifications described herein, the following tax consequences would generally apply to stockholders who exchange Innovive common stock for shares of CytRx common stock and any earnout merger consideration:
•	no gain or loss will be recognized by the Innovive stockholders upon their receipt of the initial merger consideration in the form of CytRx common stock;

•	taxable gain or, in certain cases, loss will be recognized by Innovive stockholders with respect to any cash they may receive as consideration in the merger, including in lieu of fractional shares;

•	taxable income or gain will be recognized upon the receipt of any earnout merger consideration that is paid in the form of cash, and a portion of any earnout merger consideration will be recharacterized under the imputed-interest provisions of the Code as being interest for federal income tax purposes, regardless of whether the underlying earnout merger consideration is received in the form of cash or CytRx shares, as discussed more fully above under “Merger as Taxable Exchange — Earnout Merger Consideration”;

•	the aggregate tax basis of the CytRx common stock received in the merger will be the same as the aggregate tax basis of the holder’s Innovive common stock surrendered in exchange therefor, reduced by (i) an amount of basis allocable to any fractional share interests for which cash was received and (ii) the portion of such basis, if any, allocable to any portion of the earnout merger consideration not received in the form of shares of CytRx common stock; and

•	the holding period of the CytRx common stock received in the merger will include the period during which the holder’s Innovive common stock surrendered in exchange therefor was held, provided that the holder’s Innovive common stock is held as a capital asset at the time of the merger.
     Exercise of Appraisal Rights
     The discussion above does not apply to stockholders of Innovive who exercise appraisal rights under Delaware law. An Innovive stockholder who exercises appraisal rights with respect to the merger and receives cash for shares of Innovive stock will generally recognize capital gain (or loss) measured by the difference between the amount of cash received and the stockholder’s basis in those shares, provided that (i) the Innovive shares are capital assets in the hands of such stockholder and (ii) the payment is treated as a redemption pursuant to Section 302 of the Code, and not otherwise equivalent to a dividend with respect to the stockholder. A sale of all Innovive shares held by a stockholder, based on an exercise of appraisal rights or otherwise, will not be treated as a dividend if the stockholder exercising appraisal rights owns no shares of Innovive or CytRx immediately after the merger, after giving effect to the constructive ownership rules pursuant to the Code. The capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the Innovive shares surrendered is more than one year. If a stockholder exercising appraisal rights or exchanging Innovive shares solely for cash will own shares in CytRx immediately following the merger, the stockholder should consult his, her or its own tax advisers as to the tax consequences to the stockholder of the Merger.
Non-U.S. Holders
     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to any taxable gain on merger consideration received pursuant to the merger, unless one of the following applies:

•	the taxable gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain is attributable to a non-U.S. holder’s U.S. permanent establishment. In such case, the non-U.S. holder will, unless an applicable tax treaty provides otherwise, generally be taxed on its net gain derived from the merger at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to the branch profits tax; or

•	a non-U.S. holder who is an individual and holds Innovive stock as a capital asset, is present in the United States for 183 or more days in the taxable year that the merger occurs and certain other conditions are met. In such a case, the non-U.S. holder will be subject to a flat 30% tax on the taxable gain derived from the merger, which may be offset by certain U.S. capital losses.
Backup Withholding
     Certain non-corporate holders of Innovive common stock may be subject to backup withholding at a 28% rate on any cash payments received in connection with the merger or upon the exercise of appraisal rights. Backup withholding will not apply, however, to a holder who (1) furnishes a correct taxpayer identification number and certifies that he, she, or it is not subject to backup withholding on the substitute IRS Form W-9 or successor form, (2) provides a certification of foreign status on an IRS W-8 series Form or successor form, or (3) is otherwise exempt from backup withholding.
     The discussion set forth above is included for general information only. Each Innovive stockholder should consult his, her or its own tax advisor with respect to the specific tax consequences of the merger to him, her or it, including the application and effect of state, local, and foreign tax laws.s
THE SPECIAL MEETING OF STOCKHOLDERS
Time, Place, and Purpose of the Special Meeting
     This proxy statement/prospectus is being furnished to our stockholders as part of the solicitation of proxies by our board of directors for use at a special meeting to be held at 10:00 a.m., local time, on                     , 2008, at our offices located at 555 Madison Avenue, 25th Floor, New York, New York, or at any postponement or adjournment of the meeting. The purpose of the special meeting is to consider and vote on the proposal to approve the merger agreement (and to approve the adjournment of the special meeting, if necessary or appropriate to solicit additional proxies). If the stockholders fail to approve the merger agreement, the merger will not occur. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.
Who Can Vote at the Special Meeting
     You may vote at the special meeting all of the shares of Innovive common stock you owned of record as of the close of business on                     , 2008. If you own shares that are registered in someone else’s name (for example, a broker), you need to direct that person to vote those shares on your behalf or obtain an authorization from them to vote the shares yourself at the special meeting. As of the close of business on                     , 2008, there were                      shares of Innovive common stock outstanding held by approximately                      holders of record. We believe that a number of our stockholders hold their shares in “street name” and, as a result, that the number of beneficial owners of Innovive common stock is greater than the number of record holders.
Vote Required for Approval of the Merger Agreement
     Approval of the merger agreement requires stockholders holding a majority of the outstanding shares of Innovive common stock at the close of business on the record date to vote for the approval of the merger agreement, with each share having a single vote for this purpose. Failure to vote will have the same effect as a vote against the approval of the merger agreement.
     Steven Kelly, Neil Herskowitz, J. Jay Lobell and Eric Poma, M.D., each of whom is a director or officer of Innovive, and their affiliates, Lindsay A. Rosenwald, M.D., and Lester Lipshutz, as investment manager or trustee of trusts established for the benefit of Dr. Rosenwald and his family, along with Angelo De Caro, who recently resigned as a director, have agreed pursuant to support agreements that they have entered into with CytRx and Merger Subsidiary to vote all Innovive shares that they control in favor of the merger agreement. These directors and officers and their affiliates own beneficially an aggregate of approximately 22% of the shares of common stock entitled to vote at the special meeting. To facilitate the support agreements, these beneficial owners also granted CytRx proxies to vote their shares with respect to the merger and the merger agreement. The full text of the form of support agreements is attached to this proxy statement/prospectus as Appendix B.
     Brokers who hold shares in street name for customers are precluded from exercising their voting discretion with respect to the approval of matters such as the approval of the merger agreement and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes.” Abstentions and broker non-votes will be treated as shares that are present and entitled to vote at the special meeting for purposes of determining whether a quorum exists and will have the same effect as votes against approval of the merger agreement.
     The holders of a majority of the outstanding shares of Innovive common stock entitled to be cast as of the record date, represented in person or by proxy, will constitute a quorum for purposes of the special meeting. A quorum is necessary to hold the special meeting. Once a share of Innovive common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum and any adjournment of the special meeting, unless the holder is present solely to object to the special meeting. However, if a new record date is set for an adjourned meeting, then a new quorum will have to be established.
Voting By Proxy
     This proxy statement/prospectus is being sent to you on behalf of our board of directors for the purpose of requesting that you allow your shares of Innovive common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Innovive common stock represented at the special meeting by proxies voted by the Internet or by properly executed proxy cards will be voted in accordance with the instructions indicated on that proxy. If you sign and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors.
     The persons named in the proxy card will use their own judgment to determine how to vote your shares regarding any matters not described in this proxy statement/prospectus that are properly presented at the special meeting. Innovive does not know of any matter to be presented at the special meeting other than the proposal to approve the merger agreement (and the proposal described below to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies).
     You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must (1) send a signed written notice of revocation to us at Innovive Pharmaceuticals, Inc., 555 Madison Avenue, 25th Floor, New York, New York 10022, Attention: Corporate Secretary, (2) submit a proxy by mail or by the Internet dated after the date of the earlier proxy you wish to change, or (3) attend the special meeting and vote your shares in person. Merely attending the special meeting without voting will not be sufficient to revoke your earlier proxy.
     If your shares of Innovive common stock are held in street name, you will receive instructions from your broker, bank, or other nominee that you must follow in order to have your shares voted. If you do not instruct your broker to vote your shares, it has the same effect as a vote against the approval of the merger agreement.
     Innovive will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, directors, officers, and employees of Innovive may solicit proxies by telephone, by other electronic means, or in person. None of these persons will receive additional or special compensation for soliciting proxies. Innovive will also, upon request, reimburse brokers, banks, and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.
Adjournments and Postponements
     Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice (if the adjournment is not for more than 30 days), by an announcement made at the special meeting of the time, date, and place of the adjourned meeting. If no quorum exists, the chairman of the meeting will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. If a quorum exists, holders of a majority of the shares of Innovive common stock present in person or represented by proxy at the special meeting and entitled to vote at the meeting may adjourn the special meeting. Any signed proxies received by Innovive in which no voting instructions are provided on such matter will be voted in favor of an adjournment in these circumstances. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Innovive’s stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.
     After careful consideration, our board of directors, by a unanimous vote of all of the directors, recommends a vote “FOR” the approval of the adjournment of the special meeting.
Stockholder Representative
     If the merger agreement is approved at the special meeting, you will be deemed to have appointed Steven Kelly, our President and Chief Executive Officer, as your agent and attorney-in-fact for purposes of the merger agreement if the merger is completed.
THE MERGER AGREEMENT
     This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, itself, a copy of which is attached to this proxy statement/prospectus as Appendix A. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read carefully the merger agreement in its entirety.
     The merger agreement has been included to provide you with information regarding its terms and is not intended to provide any other factual information about Innovive, CytRx or Merger Subsidiary. Furthermore, the merger agreement contains representations and warranties made by and to Innovive, CytRx and Merger Subsidiary for the purposes of that contract and which are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of that contract.
Effective Time of the Merger
     The effective time of the merger will occur at the time that Innovive and Merger Subsidiary file a certificate of merger with the Secretary of State of the State of Delaware on the closing date of the merger or on a later date agreed to by CytRx and Innovive. The closing of the transactions contemplated by the merger agreement will occur on the second business day after all of the conditions to the merger set forth in the merger agreement have been satisfied or waived, or on such other date as CytRx and Innovive may agree.

Structure of the Merger
     At the effective time of the merger, Merger Subsidiary will merge with and into Innovive in accordance with the Delaware General Corporation Law. The separate existence of Merger Subsidiary will cease, and Innovive will survive the merger and continue to exist after the merger as a wholly owned subsidiary of CytRx. All of Innovive’s and Merger Subsidiary’s rights and properties and all of their debts and liabilities will become those of the surviving corporation.
     Following completion of the merger, Innovive common stock will be deregistered under the Securities Exchange Act of 1934 and no longer quoted on the OTCBB or publicly traded.
Merger Consideration
     In the merger, CytRx will pay initial merger consideration of $3,000,000 in the form of shares of CytRx common stock valued at $0.94 per share, which equals the average daily volume-weighted closing price of CytRx common stock as reported on The Nasdaq Capital Market over the 10 trading days prior to the signing of the merger agreement. CytRx also will pay future earnout merger consideration of up to $18,253,462, subject to the achievement of specified net sales under Innovive’s existing license agreements, as follows:

Net Sales	Earnout Merger Consideration
$2,000,000	$2,000,000
$15,000,000	$5,000,000
$30,000,000	$5,000,000
$40,000,000	$6,253,462
     Subject to specified conditions, any earnout merger consideration will be payable in shares of CytRx common stock or, at CytRx’s election, in cash, or by a combination of shares of CytRx common stock and cash. CytRx common stock will be valued for purposes of any earnout merger consideration based upon the average of the daily market price during the 10-trading day period ending on the second trading day prior to payment of the earnout merger consideration. Your right to receive any earnout merger consideration will not be transferable, except by operation of law.
     The earnout merger consideration is subject to offset by CytRx as described under “Indemnification and Offset” below in this section.
Fractional Shares
     No fractional shares of CytRx common stock will be issued in the merger. In lieu of any fractional share, you will receive cash equal to the value in the merger of such fractional share, less any applicable withholding.
Treatment of Stock, Options and Warrants in the Merger
     Innovive Common Stock
     At the effective time of the merger, all outstanding shares of Innovive common stock (other than shares that are owned by Innovive as treasury stock, or by CytRx and Merger Subsidiary, and other than shares that are owned by Innovive stockholders, if any, who properly exercise dissenters’ rights under Delaware law) will be cancelled and converted into the right to receive the merger consideration. Any of our shares that are owned by Innovive, CytRx and Merger Subsidiary will be cancelled without the payment of any consideration. After the effective time of the merger, each outstanding stock certificate or book-entry share representing shares of Innovive common stock converted in the merger will represent only the right to receive the merger consideration with respect to each share of Innovive common stock.
     Conversion of Merger Subsidiary Capital Stock
     At the effective time of the merger, all of the outstanding shares of the capital stock of Merger Subsidiary will be converted into one share of the common stock of Innovive, and such converted share will constitute the only outstanding capital stock of Innovive as of the effective time of the merger.
     Innovive Stock Options
     Each Innovive stock option outstanding as of the effective time of the merger, whether or not then vested or exercisable, will, by its terms, automatically be cancelled, with any consideration due to the holders thereof being paid at such time. After the merger, such stock options will no longer be outstanding and the holders of the options will no longer have any rights to purchase Innovive common stock. As of the record date for the special meeting, all of our employees held options to purchase an aggregate of                      shares of our common stock at a weighted-average exercise price of                      per share.
     All of our stock options currently are “underwater,” so we expect that our option holders will receive no payments or other consideration in connection with the merger. After the merger, such stock options will no longer be outstanding and the holders of the options will no longer have any rights to purchase Innovive stock or other securities.
     Innovive Warrants
     Each Innovive warrant outstanding immediately prior to the effective time of the merger that, by its terms, does not expire upon the effective time will remain outstanding in accordance with the terms thereof and the holder thereof will thereafter have the right to purchase and receive (in lieu of the shares of Innovive common stock) the merger consideration payable with respect to the number of shares of Innovive common stock purchasable under the warrant immediately prior to the effective time of the merger. To the extent Innovive warrants outstanding at the effective time of the merger are subsequently cancelled, or terminate, without being exercised in full, the merger consideration otherwise payable with respect to such cancelled or terminated warrants will become the property of CytRx.
     If required by the terms of the warrants, CytRx will cause to be issued promptly after the completion of the merger replacement warrants for the Innovive warrants that, by their terms, will remain outstanding after the merger.
Exchange and Payment Procedures
     Prior to the effective time of the merger, CytRx will deposit with a disbursing agent selected by CytRx and reasonably acceptable to us shares of CytRx common stock (and cash in lieu of any fractional shares) sufficient to pay the initial merger consideration.
     Promptly after the effective time of the merger, the disbursing agent will mail to each stockholder who is entitled to receive the merger consideration a letter of transmittal and instructions for use in effecting the surrender of the stockholder’s stock certificates or book-entry shares in exchange for payment of the merger consideration. Upon surrender to the disbursing agent of the stockholder’s stock certificates or book-entry shares, together with the letter of transmittal duly executed and such other documents as may be reasonably required by the disbursing agent, the stockholder will be paid promptly in exchange therefor the merger consideration. No interest will be paid or accrued on the merger consideration.

     A stockholder should not return a stock certificate with the enclosed proxy card, and a stockholder should not send a stock certificate to the disbursing agent without a signed letter of transmittal.
     The merger consideration may be paid to a person other than the person in whose name the corresponding certificate is registered if the certificate is properly endorsed or is otherwise in the proper form for transfer. In addition, the person who surrenders the certificate must either pay any transfer or other applicable taxes or establish to the satisfaction of the surviving corporation that such taxes have been paid or are not applicable.
     After the effective time of the merger, there will be no transfers on our stock transfer books of shares of our common stock that were outstanding prior to the effective time of the merger. If, after the effective time of the merger, certificates are presented to us for transfer, they will be canceled and exchanged for the merger consideration.
     If a stockholder has lost a stock certificate, or if it has been stolen or destroyed, then before the stockholder will be entitled to receive any portion of the merger consideration, he or she will need to make an affidavit of the fact of such loss, theft, or destruction and, if required by the surviving corporation, post a bond in a reasonable amount sufficient to protect the surviving corporation and CytRx against any claim that may be made against either of them with respect to such certificate.
     No fractional shares of CytRx common stock will be issued in the merger. In lieu of any fractional share, you will receive cash equal to the value in the merger of such fractional share, less any applicable withholding.
     Any portion of the merger consideration deposited with the disbursing agent that remains undistributed to former holders of our common stock more than six months after the effective time of the merger will be delivered, upon demand, to CytRx. Former holders of our common stock who have not complied with the above-described exchange and payment procedures will thereafter be entitled to look only to CytRx for payment of the merger consideration. The disbursing agent, CytRx, and Innovive will not be liable to any former holders of our common stock for any cash that is delivered to a public official pursuant to any applicable abandoned property, escheat, or similar laws.
     The disbursing agent is entitled to deduct, withhold, and pay to the appropriate taxing authorities any applicable taxes from the merger consideration. Any sum that is withheld and paid to a taxing authority by the paying agent will be deemed to have been paid to the person with regard to whom it is withheld.
Representations and Warranties
     The merger agreement contains customary representations and warranties of the parties to the merger agreement, which are made to and solely for the benefit of each other. The assertions embodied in the representations and warranties are qualified and modified by information contained in a confidential disclosure schedule that the parties exchanged in connection with the signing of the merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts about us or CytRx because (1) they were made only as of the date of the merger agreement or a prior specified date, (2) in some cases they are subject to qualifications with respect to materiality and knowledge, and (3) they are modified in important part by the underlying disclosure schedule. The disclosure schedule contains information that has been included in our prior public disclosures, as well as non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, and such subsequent information may or may not be fully reflected in our public disclosures.
     Our representations and warranties in the merger agreement relate to, among other things:

•	our due incorporation, valid existence, good standing, and qualification to do business;

•	our certificate of incorporation and bylaws;

•	our capitalization, including the number of shares of Innovive common stock, stock options and warrants outstanding;

•	our corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the approval and recommendation by our board of directors of the merger agreement and the merger and the other transactions contemplated by the merger agreement;

•	the absence of certain specified violations of, or conflicts with, our governing documents, applicable law, and certain agreements as a result of entering into the merger agreement and consummating the merger;

•	the required consents and approvals of governmental entities in connection with the execution, delivery, and performance of the merger agreement, the merger, and the other transactions contemplated by the merger agreement;

•	our SEC forms, documents, registration statements, and reports filed since January 1, 2007, including the financial statements contained therein;

•	our compliance with the Sarbanes-Oxley Act of 2002, including our internal control over financial reporting;

•	the absence of certain undisclosed liabilities and an estimate of our “net liabilities” (as defined) as of June 6, 2008;

•	the absence of a material adverse effect and certain other changes or events related to us since December 31, 2007;

•	the absence of undisclosed legal proceedings and governmental orders against us;

•	the accuracy of the information supplied by us for inclusion in this proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	material contracts and compliance with contracts;

•	taxes;

•	employment matters affecting us, including matters relating to our employee benefit plans;

•	leasehold interests, tangible personal property, and title to assets;

•	the required vote of our stockholders in connection with the approval of the merger agreement;

•	intellectual property;

•	insurance policies;

•	absence of improper payments;

•	the absence of undisclosed brokers’ fees; and

•	the receipt by our board of directors of a fairness opinion from Chartered.
     Many of our representations and warranties are qualified by a “material adverse effect” standard. For purposes of the merger agreement, a “material adverse effect” relating to us means any change, event, circumstance, development, or occurrence (other than an effect arising out of or resulting from the entering into, or the public announcement or disclosure of, the merger agreement and the transactions contemplated by the merger agreement) that, individually or in the aggregate, (1) has a material adverse effect on our business, financial condition, or ongoing operations or (2) has a material adverse effect on our ability to complete the merger.
     The merger agreement also contains various representations and warranties made jointly and severally by CytRx and Merger Subsidiary that are subject, in some cases, to exceptions and qualifications. The representations and warranties by CytRx and Merger Subsidiary relate to, among other things:
•	their due incorporation, valid existence, and good standing;

•	their certificates of incorporation and bylaws;

•	their capitalization, including the number of shares of CytRx common stock, stock options and warrants outstanding;

•	their power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the approval by their boards of directors of the merger agreement and the merger and the other transactions contemplated by the merger agreement;

•	the absence of specified violations of, or conflicts with, their governing documents, applicable law, and certain agreements as a result of entering into the merger agreement and consummating the merger;

•	the required consents and approvals of governmental entities in connection with the execution, delivery, and performance of the merger agreement and the merger and the other transactions contemplated by the merger agreement;

•	CytRx’s SEC forms, documents, registration statements, and reports filed since January 1, 2007, including the financial statements contained therein;

•	the accuracy of the information supplied by CytRx and Merger Subsidiary for inclusion in this proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	material contracts and compliance with contracts;

•	the absence of undisclosed brokers’ fees; and

•	the absence of liabilities, obligations, business activities, and operations of Merger Subsidiary.

     Some of the representations and warranties by CytRx and Merger Subsidiary are qualified by a “material adverse effect” standard. For purposes of the merger agreement, a “material adverse effect” relating to CytRx or Merger Subsidiary means any change, event, circumstance, development, or occurrence that is materially adverse to (1) the business, financial condition, or ongoing operations of CytRx, or (ii) the ability of CytRx to complete the merger.
     The representations and warranties in the merger agreement of Innovive will survive the effective time of the merger. The representations and warranties in the merger agreement of CytRx and Merger Subsidiary will terminate at the effective time of the merger.
Conduct of Our Business Prior to the Merger
     Under the merger agreement, we have agreed that, subject to certain exceptions, between June 6, 2008 and the completion of the merger, unless CytRx gives its prior written consent:
•	we will conduct our business in the ordinary course, consistent with past practice;

•	we will consult with CytRx, in advance, regarding the conduct and management of our clinical trials and other development activities;

•	we will use our commercially reasonable efforts to mitigate or compromise our liabilities from time to time; and

•	we will use reasonable efforts to preserve intact our business organizations and goodwill, keep available the services of our officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with us.
     We have also agreed that, during the same time period and subject to certain exceptions, we will not take any of the following actions, unless CytRx gives its prior written consent:
•	amend our certificate of incorporation or bylaws; split, combine, subdivide or reclassify any shares of our outstanding capital stock; declare or pay any dividend or distribution payable in cash, stock, property, or otherwise; or make any other distribution in respect of any shares of our capital stock; or repurchase or otherwise acquire, or modify or amend, any shares of capital stock or any rights, warrants, or options to acquire any such shares;

•	issue, sell, pledge, or dispose of any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, our capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that we may issue shares upon the exercise of currently outstanding warrants;

•	incur indebtedness for borrowed money; redeem or purchase or offer to purchase shares of our capital stock or rights to acquire our capital stock or securities convertible into or exchangeable for our capital stock; make any acquisition of any capital stock, assets, or businesses of any other person other than expenditures for current assets in the ordinary course of business and expenditures for fixed or capital assets in the ordinary course of business; or sell, pledge, or encumber any assets or businesses that are material to us, subject to specified exceptions;

•	enter into, amend, or renew any employment, consulting, severance or similar agreement with, or pay any bonus or grant any increase in salary, wage, or other compensation or any increase in any employee benefit to, any of our directors, officers or employees, except in each such case (1) as may be required by applicable law or (2) to satisfy existing obligations;

•	enter into, establish, or amend any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance, or other employee benefit, incentive, or welfare plan, agreement, program or arrangement, in respect of any of our directors, officers, or employees, except, in each such case (1) as may be required by applicable law or pursuant to the terms of the merger agreement or (2) to satisfy existing obligations;

•	except to the extent required under existing employee and director benefit plans, agreements, or arrangements, accelerate the payment, right to payment, or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

•	make capital expenditures or enter into any contract to make capital expenditures, subject to specified exceptions;

•	make, change, or revoke any material tax election unless required by law, or make any agreement or settlement with any taxing authority regarding any material amount of taxes;

•	make any changes in financial or tax accounting methods, principles, or practices (or change an annual accounting period), except insofar as may be required by a change in generally accepted accounting principles or applicable law;

•	adopt a plan or agreement of complete or partial liquidation or dissolution;

•	pay, discharge, or satisfy any material claims, material liabilities, or material obligations, (1) other than in the ordinary course of business and (2) other than obligations reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) contained in our reports filed with the SEC;

•	agree to the settlement of any material claim, litigation, investigation, or other action;

•	enter into any agreement that restrains, limits, or impedes the ability of us or the surviving corporation in the merger to compete with or conduct any business or line of business;

•	materially amend or terminate any material contract, or waive or terminate any material right or material claim, or enter into any material contract;

•	incur transaction costs and expenses in connection with the merger agreement and the merger and the other transactions contemplated by the merger agreement, including the fees payable to Chartered, in excess of $200,000 in the aggregate; or

•	agree to take any of the foregoing actions.
No Solicitation by Us of Alternative Acquisition Proposals
     The merger agreement contains restrictions on Innovive’s ability to solicit or engage in discussions or negotiations with any third party relating to an “acquisition transaction,” which means:
•	any license, sublicense or similar arrangement involving any intellectual property of Innovive under any of our license agreements;

•	any acquisition of assets of Innovive and our subsidiaries (including securities of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 10% or more of our consolidated assets or to which 10% or more of our revenues or earnings on a consolidated basis are attributable;

•	any acquisition of 10% or more of our outstanding common stock;

•	any tender offer or exchange offer that if completed would result in any third party beneficially owning 10% or more of our outstanding common stock; or

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving Innovive and a third party.
An offer or proposal made to us by a third party with respect to a potential or proposed acquisition transaction is referred to in the merger agreement as an “acquisition proposal.”
     We have agreed that, prior to the effective time of the merger or the earlier termination of the merger agreement, we will cease any existing discussions or negotiations with any third party regarding an acquisition transaction and will request the prompt return or destruction of all confidential information relating to us or any of our subsidiaries previously furnished to any such person. We have also agreed to cause our and our subsidiaries’ respective directors, officers and investment bankers, attorneys, accountants, financial advisors and other advisors, agents, and representatives to comply with the covenants that are described in the preceding sentence.
     We have agreed that, prior to the effective time of the merger or the earlier termination of the merger agreement, we will not, and will not permit any of our subsidiaries or representatives to, directly or indirectly:
•	initiate, solicit, induce, negotiate, encourage, or provide non-public or confidential information to facilitate any inquiry that constitutes, or may reasonably be expected to lead to, an acquisition proposal; or

•	enter into, continue, or otherwise participate in any discussions or negotiations with any third party regarding, or furnish to any third party any non-public information, or afford access to our properties, books, or records with respect to, any inquiries that constitute, or may reasonably be expected to lead to, an acquisition transaction, or otherwise knowingly facilitate any effort to attempt to make or implement any acquisition transaction, except as described below.
     We are required by the merger agreement to notify CytRx promptly after our receipt of any acquisition proposal, indication of interest, or request for non-public information relating to us or our subsidiaries in connection with an acquisition proposal or for access to our or our subsidiaries’ properties, books, or records by any third party that informs us that it is considering making, or has made, an acquisition proposal. We are also required to continue to keep CytRx informed of the status of the acquisition proposal. The merger agreement’s restrictions on our activities regarding an acquisition proposal do not prevent us from making disclosures about an acquisition proposal that are required by applicable federal securities laws.
     Prior to approval of the merger agreement by our stockholders, if we receive a written acquisition proposal from a third party that did not result from a breach of our non-solicitation covenants described above, we may take the following actions notwithstanding the above-described restrictions imposed by the merger agreement:
•	furnish confidential or non-public information to the third party who made the acquisition proposal and negotiate with the third party with respect to the acquisition proposal (but only after the third party has signed a confidentiality agreement that is no less favorable to us than the confidentiality agreement that CytRx signed);

•	resolve to accept, or recommend, the third party’s acquisition proposal if our board of directors determines that the acquisition proposal constitutes a “superior proposal,” which means a proposal to acquire, for consideration consisting of cash or securities, all of our equity securities or all, or substantially all, of our consolidated assets and which is otherwise on terms that our board of directors determines in good faith (after consultation with our financial advisor and outside legal counsel) to be more favorable to our stockholders from a financial point of view than the merger and the other transactions contemplated by the merger agreement, taking into account any offer by CytRx to amend the terms of the merger agreement as described below; and

•	terminate the merger agreement and enter into an agreement with the third party with respect to its superior proposal.
     We may take the actions listed in the preceding paragraph only if (1) our board of directors determines, in good faith and after consultation with our financial advisor and outside legal counsel, that the acquisition proposal is or could reasonably be expected to result in a superior proposal and (2) our board determines, in good faith and after consultation with our financial advisor and outside legal counsel, that such action or actions are necessary to comply with our board of directors’ fiduciary duties to our stockholders under applicable law. Furthermore, we may not terminate the merger agreement in order to accept the third party’s acquisition proposal unless we give CytRx at least four days’ prior written notice of our intention to terminate, in which event CytRx will have the right, but not the obligation, to offer to amend the terms of the merger agreement and our board of directors will be obliged to review and determine whether any such amended proposal would result in such superior proposal ceasing to be a superior proposal (and, if so, we must amend the merger agreement to reflect CytRx’s amended terms), and we pay a termination fee of $1,500,000 to CytRx. In addition, the merger agreement prohibits our board of directors from withdrawing or modifying its recommendation in this proxy statement/prospectus that our stockholders approve the merger agreement unless the board determines in good faith, based on those matters as it deems appropriate after consulting with our financial advisor and outside legal counsel, that taking such action is necessary to comply with its fiduciary duties under applicable law.
Merger Subsidiary’s Activities
     CytRx has agreed to cause Merger Subsidiary to perform its obligations under the merger agreement, and Merger Subsidiary is prohibited from carrying on any business operations prior to the completion of the merger.
Stockholders’ Meeting
     As promptly as practicable, we are required to establish a record date for, give notice of, and hold a special meeting of stockholders to consider the proposal to approve the merger agreement and to use our reasonable best efforts to obtain the approval of our stockholders, including by recommending in the proxy statement/prospectus that our stockholders approve the merger agreement. However, we will be relieved of our obligations with respect to the special meeting if, in accordance with the provisions described below under “Termination of the Merger Agreement,” our board of directors terminates the merger agreement after receiving a superior proposal, reviewing any offer by CytRx to amend the terms of the merger agreement and paying CytRx a termination fee of $1,500,000.
Cooperation by the Parties
     Each of the parties to the merger agreement has agreed to use all reasonable best efforts to do anything necessary or advisable to consummate and make effective the transactions contemplated by the merger agreement, including using its reasonable best efforts to obtain all necessary or appropriate waivers, consents, or approvals of third parties and to effect all necessary registrations, filings, and submissions. The parties to the merger agreement have agreed to cooperate with each other in connection with the satisfaction of the conditions to the completion of the merger, including our agreement to assist CytRx in the preparation and filing of the registration statement of which this proxy statement/prospectus is a part.
Indemnification of Our Directors and Officers
     Under the terms of the merger agreement, CytRx and Merger Subsidiary have agreed that, to the fullest extent permitted under applicable law, after the completion of the merger Innovive will indemnify each of our current and former officers, employees, and directors for acts or omissions in his or her capacity as an officer, employee, or director occurring on or before the effective time of the merger.
     For a period of three years after the effective time of the merger, CytRx must cause to be maintained (or must cause Innovive to maintain) in effect the current policies of directors’ and officers’ liability insurance maintained by us, provided that CytRx may substitute policies, including a tail policy, of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the indemnified parties and which coverage and amounts must be no less than the current coverage and amounts. If the aggregate annual premiums for such insurance would exceed the current aggregate annual premium, then CytRx may provide or cause to be provided a policy for the applicable individuals with the best coverage as is then available at an annual premium of not more than 125% of the current aggregate annual premium.
Other Agreements
     The merger agreement contains additional agreements among us, CytRx and Merger Subsidiary relating to, among other things:
•	giving the other parties access to its offices, properties, books, and records;

•	giving the other parties notices of certain events;

•	preparing and filing with the SEC the registration statement containing this proxy statement/prospectus and cooperating in investor meetings and “road show” presentations;

•	coordination of press releases;

•	entering into the loan and security agreement; and

•	obtaining the removal of Steven Kelly as a guarantor of our existing office lease.
Conditions to the Merger
     The obligations of the parties to complete the merger are subject to the satisfaction or waiver of the following mutual conditions:
•	Stockholder Approval - The approval of the merger agreement by Innovive’s stockholders must have been obtained in accordance with the Delaware General Corporation Law;

•	No Law or Orders - None of the parties to the merger agreement shall be subject to any law, order, injunction, judgment, or ruling by any governmental authority that prohibits the consummation of the merger or makes the consummation of the merger illegal;

•	Effective Registration Statement - The registration statement of which this proxy statement/prospectus is a part must be effective under the Securities Act of 1933, as amended, and there must be no pending stop order issued or proceeding for purpose initiated by the SEC;

•	Blue Sky Exemption - The issuance of the shares of CytRx common stock issuable in payment of the initial merger consideration shall be exempt from registration, or shall have been appropriately registered or qualified, under applicable state securities laws;

•	Nasdaq Listing - The shares of CytRx common stock issuable in payment of the initial merger consideration shall have been listed on The Nasdaq Capital Market; and

•	No Lawsuits - There must not be pending any action, suit, or other proceeding (1) seeking to restrain or prohibit the consummation of the merger or seeking to obtain damages from Innovive, CytRx, or Merger Subsidiary, (2) seeking the disposition of any material assets or businesses of Innovive, or (3) otherwise seeking to limit the actions of CytRx with respect to Innovive after the completion of the merger.
     The obligations of CytRx and Merger Subsidiary to complete the merger are subject to the satisfaction or waiver of the following additional conditions:
•	Representations and Warranties - Our representations and warranties contained in the merger agreement must be true and correct, except for specified immaterial failures;

•	Performance of Covenants - We must have performed in all material respects all obligations required to be performed by us by the effective time of the merger under the merger agreement, except for specified immaterial failures;

•	Officers’ Certificate - We must have delivered to CytRx and Merger Subsidiary an officers’ certificate with respect to the satisfaction of the conditions relating to our representations, warranties, and covenants;

•	Resignations - CytRx must have received the resignations, effective as of the effective time of the merger, of each of our directors and officers; and

•	Dissenters’ Rights - Dissenting shares, if any, must constitute not more than 5% of the outstanding shares of Innovive common stock.
     Our obligation to complete the merger is subject to the satisfaction or waiver of the following additional conditions:
•	Representations and Warranties - The representations and warranties of CytRx and Merger Subsidiary contained in the merger agreement must be true and correct, except for specified immaterial failures;

•	Performance of Covenants - CytRx and Merger Subsidiary must have performed in all material respects all obligations required to be performed by them by the effective time of the merger under the merger agreement; and

•	Officers’ Certificate - CytRx and Merger Subsidiary must have delivered to Innovive an officers’ certificate with respect to the satisfaction of the conditions relating to their representations, warranties, and covenants.
Termination of the Merger Agreement
     The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger (notwithstanding any approval of the merger agreement by our stockholders) as follows:

•	by the mutual written consent of us and CytRx;

•	by either us or CytRx, if the merger has not been completed by September 30, 2008; provided, however, that the right to terminate the merger agreement for this reason is not available to a party whose failure to perform its covenants has caused the failure of the merger to occur by this date; and provided further, that the right to terminate for this reason is not available to any party if the closing has not occurred due solely to the failure of the condition relating to effectiveness of the registration statement of which this proxy statement/prospectus is a part notwithstanding CytRx’s performance of its obligations relating to the filing and effectiveness of the registration statement;

•	by either us or CytRx, if (1) there has been a breach by the other party of any representation or warranty contained in the merger agreement which would reasonably be expected to have a material adverse effect and which breach is not curable or, if curable, the breaching party is not using on a continuous basis its reasonable best efforts to cure in all material respects such breach, or (2) there has been a breach of any of the covenants set forth in the merger agreement on the part of the other party which would reasonably be expected to have a material adverse effect and which breach is not curable or, if curable, the breaching party is not using on a continuous basis its reasonable best efforts to cure such breach;

•	by either us or CytRx following the entry of any final and non-appealable judgment, injunction, order, or decree by a court or governmental agency restraining or prohibiting the consummation of the merger;

•	by us, if, prior to receipt of stockholder approval of the merger agreement, we receive a superior proposal described above under “No Solicitation by Us of Alternative Acquisition Proposals,” we resolve to accept the superior proposal as described below under “Termination Fees,” and we give CytRx at least four days’ prior written notice of our intention to terminate the merger agreement and comply with our obligations with respect to any offer by CytRx to amend the terms of the merger agreement and we pay CytRx a termination fee of $1,500,000;

•	by CytRx, if our board of directors fails to recommend that our stockholders approve the merger agreement, or if our board withdraws, modifies, or amends in a manner adverse to CytRx in any material respect the board’s recommendation to our stockholders to approve the merger agreement, or if our board recommends another acquisition proposal, or if our board resolves to accept a superior proposal or recommends to our stockholders that they tender their shares in a tender or an exchange offer commenced by a third party; or

•	by CytRx, if we receive an acquisition proposal from any person and our board of directors takes a neutral position or makes no recommendation with respect to such acquisition proposal and does not publicly reaffirm its recommendation to approve the merger agreement after a reasonable amount of time (and in no event more than five business days following such receipt) elapses for our board of directors to review and make a recommendation with respect to such acquisition proposal; or

•	by CytRx or us, if our stockholders fail to approve the merger agreement at the special meeting of stockholders (including any adjournment or postponement of the meeting).
Termination Fee
     We will owe CytRx a termination fee of $1,500,000 if:

•	we terminate the merger agreement because, prior to receipt of stockholder approval of the merger agreement, we receive a superior proposal described above under “No Solicitation by Us of Alternative Acquisition Proposals” and resolve to accept the superior proposal;

•	CytRx terminates the merger agreement because (1) our board of directors fails to recommend that our stockholders approve the merger agreement, or if our board withdraws, modifies, or amends in a manner adverse to CytRx in any material respect our board’s recommendation to our stockholders to approve the merger agreement, or if our board recommends another acquisition proposal, or if our board resolves to accept a superior acquisition proposal or recommends to our stockholders that they tender their shares in a tender or an exchange offer commenced by a third party, or (2) Innovive receives an acquisition proposal from another person and our board of directors takes a neutral position or makes no recommendation with respect to such acquisition proposal and does not publicly reaffirm its recommendation to approve the merger agreement after a reasonable amount of time elapses for our board of directors to review and make a recommendation with respect to such acquisition proposal;

•	CytRx terminates the merger agreement because we have breached our covenants in the merger agreement regarding the solicitation of competing acquisition proposals described above under “No Solicitation by Us of Alternative Acquisition Proposals;” or

•	we or CytRx terminates the merger agreement because our stockholders fail to approve the merger agreement at the special meeting; provided, however, that the termination fee described in this paragraph will be owed by us only if (1) we enter into another acquisition transaction within one year after the termination of the merger agreement and (2) the proposal for such acquisition transaction was made prior to the date of the special meeting of stockholders.
Indemnification and Offset
     The merger agreement contains indemnification rights for the benefit of CytRx (1) to the extent our actual “net liabilities” (as defined) as of June 6, 2008 exceeded our estimated net liabilities of $3,746,538 as represented by us in the merger agreement and (2) for all losses (including the first $50,000 of any such losses) to CytRx resulting from breaches of our representations and warranties once such losses exceed a $50,000 threshold and (3) actual deposits returned to or recovered by CytRx or the surviving corporation are less than the deposits previously disclosed by us. CytRx’s recourse for indemnification will be limited to its right of offset against any earnout merger consideration. The termination fee and indemnification provisions of the merger agreement and right of offset are generally the sole remedies for CytRx with respect to any breaches of Innovive’s representations and warranties in the merger agreement.
Amendment and Waiver
     Any provision of the merger agreement may be amended or waived prior to the effective time of the merger if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Innovive, CytRx, and Merger Subsidiary or, in the case of a waiver, by the party against whom the waiver is to be effective.
Stockholder Representative
     If the merger agreement is approved at the special meeting, you will be deemed to have appointed Steven Kelly, our President and Chief Executive Officer, as your agent and attorney-in-fact for purposes of the merger agreement if the merger is completed. The stockholder representative will have the power to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts and awards of arbitrators with respect to, the determination of our “liabilities” as of the date of the merger agreement, our “net sales” and any “losses” (as those terms are used in the merger agreement) and to resolve any disputes with respect to the same and take all actions necessary in the judgment of the stockholder representative for the accomplishment of the terms, conditions and limitations of the merger agreement. You will be bound by all actions taken by the stockholder representative in connection with the merger agreement, and CytRx will be entitled to rely on any action or decision of the stockholder representative as being your decision, act, consent or instruction. With some exceptions, CytRx will be relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the stockholder representative. The stockholder representative also will have no liability with respect to any action taken or suffered by him in reliance upon any notice, direction, instruction, consent, statement or other document believed by him to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own willful misconduct or gross negligence. The stockholder representative may rely on the advice of counsel, and will not be liable to any person for anything done, omitted to be done or suffered in good faith by the stockholder representative based on such advice.
     The stockholder representative will not be required to take any action involving any expense to the stockholder representative unless the payment of such expense is made or provided for in a manner satisfactory to him. The reasonable legal fees and other expenses, if any, incurred by the stockholder representative in performance of his duties hereunder, not to exceed $20,000 in the aggregate, will be advanced by CytRx. CytRx also will compensate the stockholder representative at the rate of $250 per hour, not to exceed $10,000 in the aggregate, for the performance of his duties. All such legal fees and expenses and compensation of the stockholder representative, including any such legal fees and expenses in excess of $20,000, will be paid or reimbursed to CytRx or the stockholder representative, as the case may be, from the earnout merger consideration, if any.
     The stockholder representative will establish and maintain a register of our stockholders and warrant holders for purposes of payment and distribution of any earnout merger consideration. CytRx will be entitled to rely conclusively on such register for purposes of determining the persons to whom the earnout merger consideration will be payable.
     The stockholder representative may resign by giving 30 days’ prior notice to CytRx and appoint a successor stockholder representative.
     CytRx has agreed in the merger agreement to indemnify and hold harmless the stockholder representative from and against any and all loss, liability, cost, damage and expense, which the stockholder representative may suffer or incur by reason of any action, claim or proceeding brought against the stockholder representative, in his capacity as such (but not in any other capacity), arising out of or relating in any way to the merger agreement or the performance of the stockholder representative’s duties pursuant thereto unless such action, claim or proceeding is the result of the willful misconduct or gross negligence of the stockholder representative.

Accounting Treatment
     Under accounting principles generally accepted in the United States and the regulations of the Securities and Exchange Commission, since Innovive is a development-stage company, it is not considered a business. Accordingly, the merger will be accounted for by CytRx in accordance with Statement of Financial Standard No. 142, Goodwill and Other Intangible Assets, for transactions other than a business combination. Management of CytRx has further determined it is not required to include in the proxy statement/prospectus pro forma financial statements of CytRx giving effect to the merger.
     The initial merger consideration, together with direct costs incurred to effect the merger, will be allocated to the individual assets acquired, including identifiable intangible assets, and liabilities assumed based on their relative fair values. No goodwill will be recorded. Consolidated financial statements of CytRx issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Innovive. CytRx will use a period of time beginning two days before and ending two days after the date that the terms of the acquisition were agreed to and announced in determining the fair value of the CytRx shares to be issued to Innovive stockholders. It is anticipated that CytRx will record a one-time expense for in-process research and development it acquires, as well as the amount, if any, the initial merger consideration paid by CytRx in excess of the fair market values of the acquired assets and liabilities.
     Additional merger consideration that is contingent upon certain events, none of which has occurred as of the date of this proxy statement/prospectus, will be excluded from the initial merger consideration.

ANCILLARY AGREEMENTS
     In connection with entering into the merger agreement, CytRx and some of Innovive’s directors and officers and their affiliates entered into support agreements. The form of the support agreements is attached to this proxy statement/prospectus as Appendix B. In connection with entering into the merger agreement, we also entered into a loan and security agreement with CytRx. This section summarizes the material terms of the support agreements and the loan and security agreement. We encourage you to read carefully the form of the support agreements and the loan and security agreement in their entirety, because this section may not contain all of the information about the support agreements and the loan and security agreement that is important to you.
Support Agreements
     In connection with the merger agreement, and concurrently with the execution of the merger agreement, Steven Kelly, Neil Herskowitz, J. Jay Lobell and Eric Poma, M.D., each of whom is a director or officer of Innovive, and their affiliates, Lindsay A. Rosenwald, M.D., and Lester Lipshutz, as investment manager or trustee of trusts established for the benefit of Dr. Rosenwald and his family, along with Angelo De Caro, who recently resigned as a director, have agreed pursuant to support agreements that they have entered into with CytRx and Merger Subsidiary to vote all Innovive shares that they control in favor of the merger agreement. These directors and officers and their affiliates own beneficially an aggregate of approximately 22% of the shares of common stock entitled to vote at the special meeting. They also agreed in the support agreements to vote such shares (1) against any action or agreement that would result in a breach of any representation, warranty, or covenant of Innovive under the merger agreement, (2) against any competing acquisition proposal, and (3) against any agreement or other action that is intended, or could reasonably be expected to, prevent or delay the completion of the merger, and not to solicit proxies or participate in a solicitation with respect to a competing acquisition proposal.
     In order to facilitate the support agreements, concurrently with the signing of the support agreements, these beneficial owners delivered to CytRx irrevocable proxies to vote all of the Innovive shares that they control in favor of the approval of the merger agreement.
     Under the support agreements, these beneficial owners agreed that, for the duration of the support agreements, they will not sell, pledge, or otherwise transfer any shares of Innovive common stock that they beneficially own, other than transfers for estate planning or charitable purposes if the transferee agrees to comply with the support agreement.
     The support agreements will terminate upon the earlier of the completion of the merger and the date of termination of the merger agreement in accordance with its terms.
Loan And Security Agreement
     Concurrently with entering into the merger agreement, we entered into a loan and security agreement with CytRx pursuant to which CytRx made an initial advance to us of approximately $1,725,000, which was used to pay some of our current accounts payable and accrued expenses. Under the loan agreement, we may request that CytRx make additional advances in the cumulative aggregate principal amount of up to approximately $3,775,000. All additional advances requested by us will be at CytRx’s discretion. Additional advances may be used by us for working capital and general corporate purposes consistent with our covenants under the merger agreement, including for professional and other fees and expenses and other transaction costs incurred by us in connection with the merger agreement. We must state in each advance request the specific intended uses of the advance, and any actual use of an advance that differs materially from the intended use will constitute a material breach of the loan agreement. As of June 30, 2008, we had requested, and CytRx had made, approximately $565,000 of additional advances under the loan and security agreement.

     All advances under the loan agreement are secured by a lien on all or substantially all of our assets, bear interest at the rate of 12.5% per annum, and generally are due and payable, in full, together with accrued interest, on the earlier of the date of termination of the merger agreement or September 30, 2008. We may prepay advances under the loan agreement, without premium or penalty, in whole or in part, at any time or from time to time.
     Upon the occurrence and during the continuance of an event of default (as defined in the loan and security agreement), the interest rate on the outstanding principal under the loan agreement will be increased by 200 basis points.
     The following events will constitute an event of default under the loan agreement:
•	if we fail to make any payment of principal or of interest under the loan agreement or other obligations (as defined in the loan and security agreement) when such payment is due and payable;

•	if we fail to perform, comply with or observe any other covenant or undertaking contained in the loan agreement and such failure continues for ten days;

•	if any warranty, representation or other statement by or on behalf of us contained in or pursuant to the loan agreement, or in any related document, agreement or instrument, is false, erroneous, or misleading in any material respect when made;

•	if any provision of the loan agreement or any material term of the merger agreement is declared void, or the validity or enforceability thereof is contested by us or any governmental authority having jurisdiction over us; or

•	if there is a seizure or attachment of, or a levy on, any of the collateral under the loan agreement;
provided, that an event of default will not include any of the foregoing events that result from CytRx’s failure or refusal, in the exercise of its discretion, to make an additional advance requested by us.
     In the event of default, CytRx may, in its discretion, terminate the loan agreement, and generally will have all rights and remedies granted or available to CytRx under the loan agreement or available at law or in equity.
     In consideration for entering into the loan agreement and making the initial advance, we granted CytRx under the loan agreement an option to purchase up to 2,000,000 shares of common stock of Innovive at an exercise price of $0.01 per share. CytRx may exercise the option at any time after we terminate the merger agreement to pursue a superior proposal as permitted by the merger agreement and prior to the first anniversary of our completion of a superior proposal. The initial exercise price and the number of option shares purchasable upon exercise of the option will be subject to adjustment in case of any reclassification, capital reorganization, consolidation, merger, sale of all or substantially all of our assets or any other change in Innovive common stock.

COMPARATIVE MARKET PRICES AND DIVIDEND INFORMATION
Market Prices
     CytRx common stock is listed on The Nasdaq Capital Market and our common stock is quoted on the OTCBB. The following table sets forth the high and low sales prices of shares of CytRx common stock and high and low bid prices of our common stock as reported on The Nasdaq Capital Market and the OTCBB, respectively. The quotations for our common stock represent inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	CytRx Common Stock				Innovive Common Stock
	High		Low		High	Low
2006	$		$		$	$
First Quarter		1.92		1.01	NA	NA
Second Quarter		2.30		1.06	NA	NA
Third Quarter		1.94		0.87	NA	NA
Fourth Quarter		2.04		1.21	4.25	3.25

2007
First Quarter		5.49		1.74	6.00	2.90
Second Quarter		5.36		2.97	4.50	2.50
Third Quarter		4.09		3.00	3.50	1.55
Fourth Quarter		4.70		2.60	2.10	0.70

2008
First Quarter		2.98		1.00	1.25	0.12
Second Quarter (Through July 10, 2008)		1.27		0.45	0.65	0.05
     On June 6, 2008, the last full trading day before the public announcement of the merger agreement, the closing price of CytRx common stock as reported on The Nasdaq Capital Market was $0.99. On                     , 2008, the last full trading day before the date of this proxy statement/prospectus, the closing price of shares of CytRx common stock as reported on The Nasdaq Capital Market was $                    .
     On June 6, 2008, the last full trading day before the public announcement of the merger agreement, the closing price of shares of our common stock as reported on the OTCBB was $0.15. On                     , 2008, the last full trading day before the date of this proxy statement/prospectus, the closing price of our common stock as reported on the OTCBB was $                    .
     As of                     , 2008, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately                      registered holders of CytRx common stock and approximately                      registered holders of our common stock. CytRx and Innovive believe that a number of investors in CytRx common stock and our common stock hold their shares in street name and that the number of beneficial owners to CytRx common stock and our common stock is greater than the number of registered holders.
     You are advised to obtain current market quotations for CytRx common stock and our common stock. The market prices of CytRx common stock and our common stock will fluctuate between the date of this proxy statement/prospectus and the special meeting date and the completion of the merger. No assurance can be given concerning the market price of CytRx common stock and our common stock before or after the effective date of the merger.

Dividends
     Neither we nor CytRx has ever paid any cash dividends on its common stock, and we and CytRx do not expect to pay any cash dividends in the foreseeable future.
BUSINESS OF CYTRX
Overview
     CytRx is a clinical-stage biopharmaceutical company engaged in developing human therapeutic products based primarily upon its small-molecule molecular chaperone amplification technology. Molecular chaperone proteins occur normally in human cells and are key components of the body’s defenses against potentially toxic mis-folded cellular proteins. Since damaged toxic proteins called aggregates are thought to play a role in many diseases, CytRx believes that amplification of molecular chaperone proteins could have therapeutic efficacy for a broad range of indications. Currently, CytRx is using its chaperone amplification technology to develop treatments for neurodegenerative disorders and diabetic complications. In addition, CytRx has been applying molecular chaperone technology to the identification of drug candidates for oncology by adapting its proprietary chaperone screening assay to identify inhibitors (rather than amplifiers) of chaperone activity.
     In December 2007, CytRx began enrolling patients in a Phase IIb efficacy clinical trial of its lead product candidate, arimoclomol, for ALS. That Phase IIb clinical trial was placed on clinical hold by the FDA in January 2008. Based on written correspondence CytRx received from the FDA, their decision pertained to a previously completed animal toxicology study in rats and was not related to data generated from any human studies with arimoclomol. Although CytRx has not yet received a formal determination letter from the FDA with respect to the ongoing clinical hold, CytRx recently announced plans to conduct additional animal toxicology studies of arimoclomol, which are expected to take up to one year to complete, before any possible resumption or initiation of clinical trials of arimoclomol. Depending on the outcome of those preclinical toxicology studies and other factors, CytRx plans to thereafter resume the Phase IIb efficacy trial. CytRx currently anticipates that data regarding the primary efficacy endpoint of this trial would be available approximately 18 months following the resumption of the trial. The results from CytRx’s completed Phase IIa clinical trial and open-label trial extension indicated that arimoclomol was safe and well tolerated by ALS patients. Based on preliminary discussions with the FDA, CytRx plans to conduct a second efficacy trial of arimoclomol for ALS, possibly overlapping with the Phase IIb efficacy trial, to provide additional data to support a possible approval decision by the FDA. Arimoclomol for treating ALS has received Orphan Drug and Fast Track designation from the FDA and orphan medicinal product status from the European Medicines Agency.
     The results from preclinical efficacy studies completed by CytRx in April 2007 indicated that arimoclomol accelerated recovery time, and improved recovery, in experimental animal models of stroke, even when administered as long as 48 hours after onset. Contingent upon the results of the planned animal toxicology studies of arimoclomol and other factors, CytRx plans to conduct a Phase II clinical trial of arimoclomol in stroke patients.
     Iroxanadine, CytRx’s second small-molecule product candidate, has completed Phase I clinical trials. The results from the Phase I trials indicated that orally-administered iroxanadine was safe and well tolerated in healthy volunteers. The results from an open-label Phase II clinical trial in patients with chronic high blood pressure indicated that oral iroxanadine improved the functioning of endothelial cells that line the interior of blood vessels and are thought to be damaged by conditions of stress such as chronic high blood pressure and diabetes. Animal studies completed by CytRx in May 2007 indicated that iroxanadine accelerated the healing of skin wounds in diabetic animals. Subject to FDA clearance, CytRx plans to initiate a Phase II clinical trial of oral iroxanadine for diabetic ulcers in the first quarter of 2009.

     CytRx also owns several other small-molecule compounds that it believes may amplify molecular chaperone proteins in human cells. In July 2007, CytRx opened a research and development facility in San Diego, California, to serve as a dedicated laboratory to accelerate development of CytRx’s pipeline of molecular chaperone amplification product candidates. In April 2008, CytRx announced that its scientists had discovered a novel series of compounds that amplify the natural cellular chaperone response to toxic misfolded proteins in cell culture, providing potential pipeline leads for next-generation drug candidates in a number of disease indications, including cancer, cardiovascular disease, diabetes and neurodegenerative diseases.
CytRx’s Molecular Chaperone Amplification Platform
     The synthesis of proteins is a normal part of essential human cell activity. In order to function normally, proteins must fold into particular three-dimensional shapes. In response to trauma or other stressful conditions, proteins can fold improperly, resulting in the aggregation of mis-folded proteins that can be toxic to the cell and cause or contribute to disease. It is believed, for example, that mis-folding and aggregation of certain mutated forms of a particular protein known as superoxide dismutase 1, or SOD1, leads to the death of motor neurons that causes certain forms of ALS. Similar protein aggregates also are present in motor neurons of all other ALS patients.
     In nature, the cell has developed molecular chaperone proteins to respond to mis-folded proteins. As a cell comes under stress, proteins begin to mis-fold into toxic shapes, and the cell responds by increasing the synthesis of molecular chaperone proteins that detect the mis-folded proteins and refold them into the appropriate, non-toxic shape, or identify, or tag, the toxic protein for destruction by the cell.
     By boosting the cell’s own molecular chaperone response to higher levels, CytRx believes that the progression of chronic diseases such as ALS that are thought to be caused by protein mis-folding may be slowed or halted, or perhaps even reversed. In in-vitro studies, for example, mammalian cells engineered to have increased amounts of molecular chaperone proteins showed resistance to a variety of otherwise lethal stresses. Increased molecular chaperone proteins also significantly extended the lifespan of mice with spinal and bulbar muscular atrophy, a disease with a pathology believed to be similar to ALS.
     Some potential drug candidates have been reported in scientific papers as activating molecular chaperone expression, but they appear to activate the response of molecular chaperone proteins in all cells, including normal cells. CytRx is not aware of another pharmaceutical company engaged in developing small-molecule amplifiers of molecular chaperone proteins that are activated only in stressed or diseased cells.
CytRx’s Product Candidate Pipeline
     The following tables summarize the current pipeline of CytRx’s product candidates:

Product
Technology	candidate	Indication	Development Status
	Arimoclomol	ALS (Lou Gehrig’s disease)	Phase IIb Pending
Molecular	Arimoclomol	Stroke recovery	Phase II Pending
chaperone	Iroxanadine	Diabetic foot ulcers	Phase II (Q1 2009)
amplification	Novel Compound Series	Multiple indications	Preclinical
CytRx’s Clinical Development Programs
     CytRx’s clinical development programs consist of CytRx’s ongoing efforts to develop arimoclomol for ALS and stroke recovery and to develop iroxanadine for diabetic ulcers.
     Arimoclomol. Arimoclomol is an orally-administered small-molecule product candidate that CytRx believes functions by stimulating a normal cellular protein repair pathway by amplifying activated molecular chaperone proteins implicated in neurological disorders.

     Arimoclomol for the treatment of ALS. ALS, or Lou Gehrig’s disease, is a debilitating and ultimately deadly disease involving the progressive degeneration of motor neurons believed to be caused by toxic mis-folding of proteins. According to the ALS Association, approximately 30,000 people in the United States are living with ALS and 5,600 new cases are diagnosed each year. Worldwide, an estimated 120,000 people are living with ALS. According to the ALS Survival Guide, 50% of ALS patients die within 18 months of diagnosis and 80% die within five years of diagnosis.
     The following is a summary of CytRx’s clinical development of arimoclomol for treating ALS:
•	in July 2006, CytRx completed an 84-patient, multi-center, double-blind, placebo-controlled, multi-dose Phase IIa clinical trial of safety and tolerability of arimoclomol in volunteers with ALS, which CytRx refer to as the Phase IIa trial;

•	in May 2007, CytRx completed an open-label extension of the Phase IIa trial in approximately 70 ALS patients from the trial who were administered the highest investigational dose (100 mg three times daily) of arimoclomol for an additional six months;

•	in June 2007, CytRx completed a multiple ascending-dose clinical trial of safety and tolerability involving 40 healthy volunteers;

•	in November 2007, CytRx completed a 28-day safety clinical trial with 400 mg of arimoclomol three times daily involving 16 healthy volunteers; and

•	in December 2007, CytRx initiated patient screening in a double blind, placebo-controlled Phase IIb clinical study. In this trial, CytRx expects to enroll 390 ALS patients at 30 to 40 clinical sites in the United States and Canada. The primary purpose of this trial is to evaluate the safety and efficacy of up to a 400 mg dose of arimoclomol administered orally three times daily. The Phase IIb clinical trial was placed on clinical hold by the FDA in January 2008. Based on written correspondence CytRx received from the FDA, their decision pertained to a previously completed animal toxicology study in rats and was not related to data generated from any human studies with arimoclomol. Although CytRx has not yet received a formal determination letter from the FDA with respect to the ongoing clinical hold, CytRx recently announced plans to conduct additional preclinical toxicology studies of arimoclomol, which are expected to take up to one year to complete, before any possible resumption or initiation of clinical trials of arimoclomol.
     Phase IIa clinical trial. Participants in the Phase IIa clinical trial of arimoclomol were administered either a placebo capsule, or one of three dosage levels of arimoclomol capsules, three times daily for a period of 12 weeks, immediately followed by a one-month period without the drug. The primary endpoints of the Phase IIa trial were safety and tolerability. Secondary endpoints included a preliminary evaluation of efficacy using two widely accepted disease-progression markers. The first marker, the revised ALS Functional Rating Scale, or ALSFRS-R, is used to determine patients’ overall functional capacity and independence in 13 activities. The second marker measures vital capacity, an assessment of lung capacity, which is an important disease indicator since ALS sufferers eventually lose the ability to breathe on their own. The trial was designed to be able to detect only extreme responses in these two markers.
     The results from CytRx’s Phase IIa trial and open-label extension clinical trial indicated that arimoclomol was safe and well tolerated in ALS volunteers, even at the highest administered dose. Arimoclomol was detected in participants’ cerebral spinal fluid, demonstrating that it passed the so-called blood:brain barrier, and participants treated with arimoclomol experienced a statistically significant decrease in adverse events of weakness compared with the placebo group. As would be expected based upon the small size and short duration of the Phase IIa trial, CytRx observed no statistically significant effects in disease progression markers. CytRx did, however, observe a trend toward slower disease progression in the highest dosage group. Since there was no concurrent placebo control group in CytRx’s open-label extension clinical trial, CytRx compared the results with results in an untreated placebo group with similar characteristics in a prior ALS clinical trial published in July 2006 in Annals of Neurology. The results indicated a trend toward a slower average progression in every disease marker in the patients treated with arimoclomol compared to the historical placebo control. In particular, CytRx observed a decrease of 21% in the rate of decline for ALSFRS-R, 8% for vital capacity, 23% for total body weight and 20% for body mass index when compared with that historical control. No definitive conclusions can be drawn from these data without a concurrent placebo control group, and investors are cautioned against relying on these data as an indication of arimoclomol’s potential efficacy.
     The favorable safety and tolerability profile observed in CytRx’s Phase IIa trial, open-label extension clinical trial and animal toxicology studies of arimoclomol suggested that CytRx may be able to safely increase the dose of arimoclomol without causing significant side effects. The results from the subsequent multiple ascending-dose study indicated that arimoclomol was safe and well tolerated, even at doses of 600 mg three times daily (six times higher than the highest dose used in the Phase IIa and open-label studies), when administered to healthy volunteers over a seven-day period. Results from the 28-day safety clinical trial in healthy volunteers indicated that the dosage of 400 mg administered three times daily also was safe and well tolerated.
     Phase IIb efficacy trial. If resumed, the Phase IIb efficacy trial is expected to evaluate the safety and efficacy in ALS patients of up to a 400 mg dose of arimoclomol administered orally three times daily. CytRx expects to enroll in the trial 390 ALS patients in two stages. CytRx first expects to enroll 24 patients in a four-week safety lead-in stage involving weekly clinical monitoring to assure that the safety previously observed in healthy volunteers is also observed in the ALS volunteers. Unless serious safety issues are observed during this lead-in stage, CytRx plans to continue uninterrupted dosing for these participants, but clinical monitoring would be reduced to a four-week basis for the remainder of the study. An independent data monitoring committee will review all safety data from the four-week lead-in stage. If no substantial safety issues are identified, CytRx expects to enroll the remaining 366 ALS volunteers in the second stage. With the exception of the 24 participants in the first stage of the trial, all of the ALS trial volunteers will be monitored every four weeks for the initial nine-month trial period. After collecting primary efficacy endpoint data, CytRx plans to continue double-blind administration of arimoclomol in trial patients with monitoring at eight-week intervals for an additional nine months in order to provide additional data on secondary endpoints and on long-term safety and efficacy.
     The Phase IIb clinical trial was placed on clinical hold by the FDA in January 2008. Based on written correspondence CytRx received from the FDA, their decision pertained to a previously completed animal toxicology study in rats and was not related to data generated from any human studies with arimoclomol. Although CytRx has not yet received a formal determination letter from the FDA with respect to the ongoing clinical hold, CytRx recently announced plans to conduct additional preclinical toxicology studies of arimoclomol, which are expected to take up to one year to complete, before any possible resumption or initiation of clinical trials of arimoclomol. Depending on the outcome of those preclinical toxicology studies and other factors, CytRx plans to thereafter resume the Phase IIb efficacy trial. Assuming no significant modifications are made to the trial protocol, CytRx currently expects to complete patient enrollment in the Phase IIb efficacy trial approximately nine months following the resumption of the trial, and anticipate and that data regarding the trial’s primary efficacy endpoint would be available approximately 18 months following the resumption of the trial.
     Based on preliminary discussions with the FDA, CytRx plans to conduct a second efficacy clinical trial for ALS, possibly overlapping with the Phase IIb efficacy trial, to provide additional data to support possible FDA approval.
     Arimoclomol for the treatment of stroke. Stroke results from an acute loss of normal blood flow to the brain caused most often by a blockage in a blood vessel (ischemic) or due to leaking of blood from a vessel (hemorrhagic). According to the American Heart Association; stroke is the third leading cause of death and the number one cause of long-term disability in the United States; between 50% and 70% of stroke survivors regain functional independence, but between 15% and 30% are permanently disabled and 20% require institutional care within three months after stroke; and the direct and indirect stroke cost in the United States totaled approximately $58 billion in 2006.
     After the normal flow of blood is restored to the brain after the initial event, post-stroke neurological function continues to decline. CytRx believes that this continuing decline in neurological function is the consequence of mis-folded protein aggregates generated as a result of oxygen deprivation during the original event.
     Preclinical efficacy studies completed by CytRx in April 2007 indicated that arimoclomol accelerated the time to recovery, and improved recovery, in experimental animal models of stroke. These results were obtained even when arimoclomol was administered as long as 48 hours after onset.
     By comparison, tissue plasminogen activator, or t-PA, the only treatment currently approved in the United States for acute ischemic stroke, must be administered within three hours of stroke, which substantially limits the number of patients who qualify for this treatment. Contingent upon the results of the planned animal toxicology studies or arimoclomol and other factors, CytRx plans to conduct a Phase II clinical trial of arimoclomol in stroke patients.
     Iroxanadine. Iroxanadine also is an orally-administered small-molecule product candidate. CytRx believes it functions by stimulating the molecular chaperone protein response in the endothelium, the thin layer of cells that line the interior surface of human blood vessels.
     Iroxanadine for the treatment of diabetic ulcers. Type 2 diabetes is a major health problem with significant secondary complications. The American Diabetes Association estimates that there are 21 million type 2 diabetes sufferers in the United States. The World Health Organization estimates that there are more than 162 million cases of type 2 diabetes worldwide. According to the American Diabetes Association, 15% of all diabetics will develop a foot ulcer during their lifetime, and over 82,000 non-traumatic lower-limb amputations were performed on diabetics in the United States in 2002 due to such ulcers and other complications. CytRx believes there is strong support in the scientific literature for the assertion that diabetic foot ulcers fail to heal efficiently, in part, due to the dysfunction of endothelial cells lining the blood vessels caused by protein mis-folding.
     Animal studies completed by CytRx in May 2007 indicated that iroxanadine significantly decreased the time it took for wounds to heal in diabetic mice without affecting healing in healthy mice. Wound healing in the diabetic mice, which normally required twice the time to heal as healthy mice, was accelerated to the extent that healing time of diabetic mice treated with iroxanadine was indistinguishable from that in untreated healthy mice.
     In Phase I clinical trials in healthy volunteers and Phase II clinical trials in patients with chronic high blood pressure conducted prior to CytRx’s acquisition of iroxanadine, iroxanadine was determined to be safe and well tolerated and demonstrated significant improvement in the function of endothelial cells in the brachial artery, a major blood vessel of the upper arm. Based on CytRx’s preclinical results and the earlier clinical study data, CytRx plans to commence a Phase II clinical trial with oral iroxanadine for the treatment of diabetic foot ulcers in the first quarter of 2009, subject to FDA clearance.
CytRx’s Research Programs and Other Technologies
     CytRx is actively conducting scientific research at CytRx’s research and development facility in San Diego, California. CytRx’s research is aimed at discovering and validating novel drug targets, analyzing CytRx’s current product candidates and library of related compounds and developing backup compounds and new therapies based on the amplification of molecular chaperone proteins. In April 2008, CytRx announced that its scientists had discovered a novel series of compounds that amplify the natural cellular chaperone response to toxic misfolded proteins in cell culture, providing potential pipeline leads for next-generation drug candidates in a number of disease indications, including cancer, cardiovascular disease, diabetes and neurodegenerative diseases.
     CytRx’s other current technologies, which it acquired or developed prior to the acquisition of CytRx’s molecular chaperone amplification technology, are CRL-5861, an intravenous agent for treatment of sickle cell disease and other acute vaso-occlusive disorders, and TranzFect, a delivery technology for DNA-based and conventional vaccines and other potential uses.
CytRx’s Separation from RXi Pharmaceuticals Corporation
     RXi Pharmaceuticals Corporation, or RXi, was founded in April 2006 by CytRx and four researchers in the field of RNAi, including Dr. Craig Mello, recipient of the 2006 Nobel Prize for Medicine for his co-discovery of RNAi. RNAi is a naturally occurring mechanism for the regulation of gene expression that has the potential to selectively inhibit the activity of any human gene. As evidenced by Kim and Rossi’s review published in March 2007 in Nature Reviews Genetics, it is believed that this inhibition may potentially treat human diseases by “silencing” genes that lead to disease.
     In January 2007, CytRx transferred to RXi substantially all of CytRx’s RNAi-related technologies and assets in exchange for shares of common stock of RXi, and RXi began operating on a stand-alone basis for the purpose of accelerating the discovery of RNAi therapeutics previously sponsored by CytRx. RXi’s initial focus is on developing RNAi-based product candidates for treating neurological and metabolic disorders and cancer.
     Until recently, CytRx owned approximately 85% of the outstanding shares of common stock of RXi and CytRx’s consolidated financial statements, including CytRx’s consolidated financial statements as of and for the year ended December 31, 2007 included in Appendix E to this proxy statement/prospectus, reflected the consolidated financial condition and results of operations of RXi. On February 14, 2008, CytRx’s board of directors declared a dividend, payable to CytRx’s stockholders as of March 6, 2008, the record date, of one share of RXi common stock for each approximately 20.05 shares of CytRx’s common stock held by such stockholders. The dividend was paid on March 11, 2008. As a result of the dividend, CytRx owned less than a majority of the outstanding shares of RXi common stock and CytRx’s financial statements no longer consolidate the financial condition and results of operation of RXi. Instead, CytRx’s ongoing investment in RXi is accounted for based on the equity method of accounting as discussed in the “CytRx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this proxy statement/prospectus.
     In connection with CytRx’s distribution of RXi shares to CytRx’s stockholders, RXi became a public reporting company and its common stock was listed for trading on The Nasdaq Capital Market under the symbol “RXII.”
     On February 15, 2007, CytRx entered into a letter agreement with RXi and certain of RXi’s current stockholders under which RXi agreed to grant to CytRx preemptive rights to acquire any “new securities” (as defined) that RXi proposes to sell or issue so that CytRx may maintain its percentage ownership in RXi at any time that CytRx owns less than 50% of the outstanding shares of RXi common stock. CytRx’s preemptive rights will expire on January 8, 2012 or such earlier time at which CytRx owns less than 10% of RXi’s outstanding common stock.
     Under this letter agreement, CytRx agreed that it will vote its RXI shares for the election of RXi directors and take other actions to ensure that a majority of the board of directors of RXi are independent of us. CytRx further agreed to approve of actions that may be adopted and recommended by the RXi board of directors to facilitate any future financing by RXi.

Manufacturing
     CytRx has no capability to manufacture supplies of any of CytRx’s products, and relies on third-party contract manufacturers to produce materials needed for research and clinical trials, including clinical supplies of iroxanadine for CytRx’s planned Phase II trial. To be commercialized, CytRx’s products also must be capable of being manufactured in commercial quantities in compliance with stringent regulatory requirements and at an acceptable cost. CytRx intends to rely on third-party manufacturers to produce commercial quantities of any products for which CytRx is able to obtain marketing approval. CytRx has not commercialized any product, and so has not demonstrated that any of CytRx’s product candidates can be manufactured in commercial quantities in accordance with regulatory requirements or at an acceptable cost.
     If CytRx’s product candidates cannot be manufactured in suitable quantities and in accordance with regulatory standards, CytRx’s clinical trials, regulatory approvals and marketing efforts for such products may be delayed. Such delays could adversely affect CytRx’s competitive position and CytRx’s chances of generating significant recurring revenues. If CytRx’s products are not able to be manufactured at an acceptable cost, the commercial success of CytRx’s products may be adversely affected.
Patents and Proprietary Technology
     CytRx actively seeks patent protection for CytRx’s technologies, processes, uses, and ongoing improvements and considers its patents and other intellectual property to be critical to its business. CytRx acquired patents and patent applications, and has filed several new patent applications, in connection with CytRx’s molecular chaperone program.
     CytRx regularly evaluates the patentability of new inventions and improvements developed by CytRx or CytRx’s collaborators, and, whenever appropriate, will endeavor to file United States and international patent applications to protect these new inventions and improvements. CytRx cannot be certain that any of the current pending patent applications it has filed or licensed, or any new patent applications CytRx may file or license, will ever be issued in the United States or any other country. There also is no assurance that any issued patents will be effective to prevent others from using CytRx’s products or processes. It is also possible that any patents issued to CytRx, as well as those CytRx has licensed or may license in the future, may be held invalid or unenforceable by a court, or third parties could obtain patents that CytRx would need to either license or to design around, which CytRx may be unable to do. Current and future competitors may have licensed or filed patent applications or received patents, and may acquire additional patents and proprietary rights relating to molecular chaperone amplification and other small molecule technology, RNAi technology, DNA-based vaccines or other compounds, products or processes that may be competitive with those of CytRx.
     In addition to patent protection, CytRx attempts to protect CytRx’s proprietary products, processes and other information by relying on trade secrets and non-disclosure agreements with CytRx’s employees, consultants and certain other persons who have access to such products, processes and information. Under the agreements, all inventions conceived by employees are CytRx’s exclusive property, but there is no assurance that these agreements will afford significant protection against misappropriation or unauthorized disclosure of CytRx’s trade secrets and confidential information.
Competition
     CytRx is aware of only one drug, Rilutek, which was developed by Aventis Pharma AG, that has been approved by the FDA for the treatment of ALS. Many companies are working to develop pharmaceuticals to treat ALS, including Aeolus Pharmaceuticals, Celgene Corporation, Mitsubishi Tanabe Pharma Corporation, Ono Pharmaceuticals, Trophos SA, Knopp Neurosciences Inc., Faust Pharmaceuticals SA, Oxford BioMedica plc, Phytopharm plc and Teva Pharmaceutical Industries Ltd., as well as RXi. ALS patients often take over-the-counter supplements, including vitamin E, creatine and coenzyme Q10, or drugs such as lithium that are approved for other indications. ALS belongs to a family of neurodegenerative diseases that includes

Alzheimer’s, Parkinson’s and Huntington’s diseases. Due to similarities between these diseases, a new treatment for one such disease potentially could be useful for treating others. There are many companies producing and developing drugs used to treat neurodegenerative diseases other than ALS, including Amgen, Inc., Biogen Idec, Boehringer Ingelheim, Cephalon, Inc., Ceregene, Inc., Elan Pharmaceuticals, plc, Forest Laboratories, Inc., H. Lundbeck A/S, Phytopharm plc, UCB Group and Wyeth.
     Current drug classes used to treat stroke include antiplatelet agents, anticoagulants, salycylates, neuroprotectants and thrombolytic agents. Prescription antiplatelet agents include Aggrenox by Boehringer Ingelheim, Plavix by Sanofi-Aventis and Bristol-Myers Squibb, and Ticlid by Roche Pharmaceuticals. Coumadin by Bristol-Myers Squibb and Jantoven by Upsher-Smith Laboratories are branded forms of warfarin, an anticoagulant. Moreover, salicylates, like aspirin, are commonly used to treat patients after stroke. In Europe, Ferrer Grupo markets the neroprotectant, Somazina. Activase, also known as tissue plasminogen activator, or t-PA, is a thrombolytic agent marketed by Genentech. Many new drug candidates are in development by pharmaceutical and biotech companies, including GlaxoSmithKline, Indeveus Pharmaceuticals, Ipsen, Merck & Co., Neurobiological Technologies, Ono Pharmaceuticals, PAION AG and Wyeth. In addition to drug therapy, companies such as Medtronic and Northstar Neurosciences are developing neurostimulation medical devices to aid in recovery after stroke.
     The wound care market is highly competitive, and there are many products available for treating skin wounds, including diabetic foot ulcers. Prescription and over-the-counter products for the prevention and treatment of infections include topical anti-infectives, such as Betadine, silver sulfadiazine, hydrogen peroxide, Dakin’s solution and hypochlorous acid, and topical antibiotics, such as Neosporine, Mupirocin and Bacitracin. Skin substitute products include Apligraf, manufactured by Organogenesis, Inc., which is an FDA-cleared product using human dermal and epidermal cells placed on a collagen matrix, for the treatment of both venous stasis and diabetic foot ulcers, and Dermagraft®, produced by Advanced BioHealing, Inc., which uses human derived dermal cells placed on a polyglactin matrix and is FDA cleared to treat diabetic foot ulcers. In addition, a number of companies are working to develop proprietary pharmaceuticals and cell-based therapies to treat diabetic wound healing, including Agennix, Inc., BioSyntech, Inc., CardioVascular BioTherapeutics, Inc., Cardium Therapeutics, Inc., Genentech Inc., KeraCure, Inc., King Pharmaceuticals, Inc., MacroChem Corporation, Oculus Innovative Sciences, Inc., Rovi Pharmaceutical Laboratories, SanuWave, Inc. and Wyeth.
     Many companies, including large pharmaceutical and biotechnology firms with financial resources, research and development staffs, and facilities that may be substantially greater than those of CytRx or its strategic partners or licensees, are engaged in the research and development of pharmaceutical products that could compete with CytRx’s potential products. To the extent that CytRx seeks to acquire, through license or otherwise, existing or potential new products, CytRx will be competing with numerous other companies, many of which will have substantially greater financial resources, as well as large acquisition and research and development staffs that may give those companies a competitive advantage over CytRx in identifying and evaluating these drug acquisition opportunities. Any products that CytRx acquires will be competing with products marketed by companies that in many cases will have substantially greater marketing resources than CytRx has. The pharmaceutical industry is characterized by rapid technological advances and competitors may develop their products more rapidly and such products may be more effective than those currently under development or that may be developed in the future by CytRx’s strategic partners or licensees. Competitive products for a number of the disease indications that CytRx has targeted are currently being marketed by other parties, and additional competitive products are under development and may also include products currently under development that CytRx is not aware of or products that may be developed in the future.
Government Regulation
     The United States and other developed countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of drugs and biologic products. The FDA, under the Federal Food, Drug, and Cosmetic Act, the

Public Health Service Act and other federal statutes and regulations, regulates pharmaceutical and biologic products.
     To obtain approval of CytRx’s product candidates from the FDA, CytRx must, among other requirements, submit data supporting safety and efficacy for the intended indication as well as detailed information on the manufacture and composition of the product candidate. In most cases, this will require extensive laboratory tests and preclinical and clinical trials. The collection of these data, as well as the preparation of applications for review by the FDA, involves significant time and expense. The FDA also may require post-marketing testing to monitor the safety and efficacy of approved products or place conditions on any approvals that could restrict the therapeutic claims and commercial applications of these products. Regulatory authorities may withdraw product approvals if CytRx fails to comply with regulatory standards or if CytRx encounters problems at any time following initial marketing of CytRx’s products.
     The first stage of the FDA approval process for a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA. This data, together with proposed clinical protocols, manufacturing information, analytical data and other information submitted to the FDA, in an investigational new drug application, or IND, must become effective before human clinical trials may commence. Preclinical studies generally involve FDA regulated laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product candidate.
     After the IND becomes effective, a company may commence human clinical trials. These are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing of the product candidate in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase II trials, in addition to safety, evaluate the efficacy of the product candidate in a patient population somewhat larger than Phase I trials. Phase III trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple test sites. A company must submit to the FDA a clinical protocol, accompanied by the approval of the Institutional Review Boards at the institutions participating in the trials, prior to commencement of each clinical trial.
     To obtain FDA marketing authorization, a company must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product candidate, in the form of a new drug application, or NDA, or, in the case of a biologic, a biologics license application, or BLA.
     The amount of time taken by the FDA for approval of an NDA or BLA will depend upon a number of factors, including whether the product candidate has received priority review, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA.
     The FDA may, in some cases, confer upon an investigational product the status of a fast track product. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. The FDA can base approval of an NDA or BLA for a fast track product on an effect on a surrogate endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. If a preliminary review of clinical data suggests that a fast track product may be effective, the FDA may initiate review of entire sections of a marketing application for a fast track product before the sponsor completes the application. The FDA has granted fast track designation and orphan drug status to arimoclomol for the treatment of ALS.
     CytRx anticipates that its products will be manufactured by its strategic partners, licensees or other third parties. Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with the FDA’s cGMP, which are regulations that govern the manufacture, holding and distribution of a product. Manufacturers of biologics also must comply with the FDA’s general biological product standards. CytRx’s manufacturers also will be subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Nuclear Energy and Radiation Control Act, the Toxic Substance Control Act and the Resource Conservation and Recovery Act. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the good manufacturing practices regulations. CytRx’s manufacturers will have to continue to comply with those requirements. Failure to comply with these requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse patient experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.
     The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission requirements which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. CytRx also will be subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of hazardous materials, including chemicals and radioactive and biological materials. In addition, CytRx will be subject to various laws and regulations governing laboratory practices and the experimental use of animals. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.
     CytRx will also be subject to a variety of regulations governing clinical trials and sales of CytRx’s products outside the United States. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.
Employees
     As of June 30, 2008, CytRx had 35 employees, 23 of whom were engaged in research and development activities and 12 of whom were involved in management and administrative operations.
Properties
     CytRx’s headquarters are located in leased facilities in Los Angeles, California. The lease covers approximately 4,700 square feet of office space and expires in June 2012.
     CytRx also leases approximately 10,000 square feet of office and laboratory space in San Diego, California. The lease expires in July 2010, subject to CytRx’s option to extend the lease for up to two additional three-year terms. CytRx’s headquarters and laboratory facilities are sufficient for CytRx’s current purposes.
Legal Proceedings
     CytRx is occasionally involved in claims arising in the normal course of business. As of the date of the proxy statement/prospectus, there were no such claims that CytRx expects, individually or in the aggregate, to have a material adverse affect on it.

CYTRX MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis of CytRx’s financial condition and results of operations should be read together with the selected historical financial information of CytRx on page 9 and CytRx’s consolidated financial statements and related notes included as Appendix E to this proxy statement/prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and CytRx’s future financial performance, that involve risks and uncertainties. CytRx’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under the captions “Risk Factors” and “Cautionary Statement – Concerning Forward-Looking Statements” in this proxy statement/prospectus.
Overview
     General
     CytRx is a clinical-stage biopharmaceutical company engaged in developing human therapeutic products based primarily upon CytRx’s small-molecule molecular chaperone amplification technology. Molecular chaperone proteins occur normally in human cells and are key components of the body’s defenses against potentially toxic mis-folded cellular proteins. Since damaged toxic proteins called aggregates are thought to play a role in many diseases, CytRx believes that amplification of molecular chaperone proteins could have therapeutic efficacy for a broad range of indications. Currently, CytRx is using CytRx’s chaperone amplification technology to develop treatments for neurodegenerative disorders and diabetic complications. In addition, CytRx has been applying molecular chaperone technology to the identification of drug candidates for oncology by adapting its proprietary chaperone screening assay to identify inhibitors (rather than amplifiers) of chaperone activity.
     Through February 2008, CytRx owned a majority of the outstanding shares of common stock of RXi Pharmaceuticals Corporation, which was founded in April 2006 by CytRx and four researchers in the field of ribonucleic acid interference, or RNAi, including Dr. Craig Mello, recipient of the 2006 Nobel Prize for Medicine for his co-discovery of RNAi. RNAi is a naturally occurring mechanism for the regulation of gene expression that has the potential to selectively inhibit the activity of any human gene. RXi is focused solely on developing and commercializing therapeutic products based upon RNAi technologies for the treatment of human diseases, including neurodegenerative diseases, cancer, type 2 diabetes and obesity.
     While RXi was majority-owned, CytRx’s consolidated financial statements reflected 100% of the assets and liabilities and results of operations of RXi, with the interests of the minority shareholders of RXi being recorded as “minority interests.” In March 2008, CytRx distributed to its stockholders approximately 36% of RXi’s outstanding shares, which reduced CytRx’s ownership to less than 50% of RXi. As a result of the reduced ownership, CytRx began to account for its investment in RXi using the equity method, under which CytRx records only its pro-rata share of the financial results of RXi against its historical basis investment in RXi. For the quarter ended March 31, 2008, the investment in RXi is shown as “investment in unconsolidated subsidiary” on the condensed consolidated balance sheet and the related earnings are shown as “equity in loss of unconsolidated subsidiary” on the condensed consolidated statement of operations. Because only a portion of RXi’s financial results for March 2008 were recorded by CytRx under the equity method, CytRx’s results of operations for the first quarter of 2008 are not directly comparable to results of operations for the same period in 2007. The future results of operations of CytRx also will not be directly comparable to corresponding periods in prior years during which CytRx’s financial statements reflected the consolidation of RXi.
     In January 2008, the FDA placed a clinical hold on CytRx’s Phase IIb clinical efficacy trial of arimoclomol for the treatment of ALS due to concerns relating to previous toxicology studies of arimoclomol in rats. Although CytRx has not yet received a formal determination letter from the FDA with respect to the ongoing clinical hold, CytRx recently announced plans to conduct additional preclinical toxicology studies of arimoclomol, in development for ALS and stroke recovery, which are expected to take up to one year to complete, before any possible resumption or initiation of clinical trials of arimoclomol. CytRx cannot predict the outcome of those additional animal toxicology studies. Depending on the outcome, CytRx may be:
•	required to conduct additional toxicology or human studies prior to or in parallel with the resumption of CytRx’s clinical trial, which would result in substantial additional expenses and possible significant delays in completing the clinical trial;

•	required to alter the design including reducing the dosage of arimoclomol, of the clinical trial, which could significantly delay the completion of the trial, increase the cost of the trial, adversely affect CytRx’s ability to demonstrate the efficacy of arimoclomol in the trial or cause CytRx to cancel the trial altogether due to one or more of these considerations; or

•	prohibited by the FDA from resuming CytRx’s current planned clinical trial or initiating any other clinical trial of arimoclomol for the treatment of ALS or any other indication due to safety concerns.
     CytRx’s development of arimoclomol for stroke recovery is subject to similar risks.
     CytRx has relied primarily upon proceeds from sales of its equity securities and the exercise of options and warrants, and to a much lesser extent upon payments from strategic partners and licensees, to generate funds needed to finance its business and operations. At March 31, 2008, CytRx had cash, cash equivalents and short-term investments of approximately $43.5 million. CytRx believes that its current resources will be sufficient to support its currently planned level of operations into the second half of 2009. This estimate is based, in part, upon CytRx’s currently projected expenditures for the remainder of 2008 and the first three months of 2009 of approximately $23.9 million, including approximately $1.5 million of direct expenditures for CytRx’s planned clinical program for arimoclomol for ALS and related studies, approximately $0.5 million of direct expenditures for its planned clinical program for arimoclomol for stroke recovery and related studies, approximately $6.1 million of direct expenditures for its planned Phase II clinical trial of iroxanadine for diabetic ulcers, approximately $7.7 million for the operations of its research laboratory in San Diego, California, and approximately $8.1 million for other general and administrative expenses. CytRx’s projected expenditures are based on CytRx’s recently announced plan to conduct additional animal toxicology studies prior to the resumption of its Phase II clinical program for arimoclomol for ALS that currently is on clinical hold by the FDA and prior to any initiation of its Phase II clinical trial for arimoclomol for stroke recovery. Those animal toxicology studies are expected to take approximately one year. If CytRx is required to alter the design of its Phase II clinical trial, including the possible reduction of the dosage of arimoclomol, or is prohibited by the FDA from resuming the current planned clinical trial or initiating any other clinical trial of arimoclomol for the treatment of ALS or stroke recovery at the desired dose, or at all, due to safety concerns, then CytRx’s actual expenditures will vary, perhaps significantly, from its current projections. These projections also do not consider the effects of the merger on CytRx’s operations and financial condition. However, CytRx will need additional funds to advance any of Innovive’s product candidates.
     CytRx will be required to obtain additional funding in order to execute its long-term business plans. CytRx does not have commitments from any third parties to provide it with funding, and there is no assurance that additional funding will be available on favorable terms, or at all. If CytRx fails to obtain additional funding when needed, it may not be able to execute its business plans and its business may suffer, which would have a material adverse effect on CytRx’s financial position, results of operations and liquidity.
Recent Developments
     On June 6, 2008, CytRx entered into the merger agreement with Innovive. Under accounting principles generally accepted in the United States and the regulations of the Securities and Exchange Commission, since Innovive is a development-stage company, it is not considered a business. Accordingly, the merger will be accounted for by CytRx in accordance with Statement of Financial Standard No. 142, Goodwill and Other Intangible Assets, for transactions other than a business combination. Management of CytRx has further determined it is not required to include in the proxy statement/prospectus pro forma financial statements of CytRx giving effect to the merger.
     The initial merger consideration, together with direct costs incurred to effect the merger, will be allocated to the individual assets acquired, including identifiable intangible assets, and liabilities assumed based on their relative fair values. No goodwill will be recorded. Consolidated financial statements of CytRx issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Innovive. CytRx will use a period of time beginning two days before and ending two days after the date that the terms of the acquisition were agreed to and announced in determining the fair value of the CytRx shares to be issued to Innovive stockholders. It is anticipated that CytRx will record a one-time expense for in-process research and development it acquires, as well as the amount, if any, the initial merger consideration paid by CytRx in excess of the fair market values of the acquired assets and liabilities.
     Additional merger consideration that is contingent upon certain events, none of which has occurred as of the date of this proxy statement/prospectus, will be excluded from the initial merger consideration.

Research and Development
     Expenditures for research and development activities related to continuing operations were $18.8 million, $9.8 million and $9.1 million for the years ended December 31, 2007, 2006, and 2005, respectively, with research and development expenses representing approximately 55%, 50% and 58%, respectively, of CytRx’s total expenses for these years. For the quarters ended March 31, 2008 and 2007, these expenditures were $3.2 million and $4.0 million, respectively, which represented approximately 41.6% and 61.7%, respectively, of CytRx’s total expenses for these periods. Research and development expenses are discussed further below in this section under “Critical Accounting Policies and Estimates” and “Results of Operations.”
     CytRx’s currently projected expenditures for the remainder of 2008 and the first three months of 2009 include approximately $1.5 million of direct expenditures for CytRx’s planned clinical program for arimoclomol for ALS and related studies, approximately $0.5 million of direct expenditures for its planned clinical program for arimoclomol for stroke recovery and related studies, and approximately $6.1 million of direct expenditures for its planned Phase II clinical trial of iroxanadine for diabetic ulcers. The actual cost of CytRx’s clinical programs could differ significantly from CytRx’s current projections due to any additional requirements or delays imposed by the FDA in connection with CytRx’s planned trials, or if actual costs are higher than current management estimates for other reasons. In the event that actual costs of CytRx’s clinical program, or any of CytRx’s other ongoing research activities, are significantly higher than CytRx’s current estimates, CytRx may be required to significantly modify CytRx’s planned level of operations.
     There is a risk that any drug discovery and development program may not produce revenue, because of the risks inherent in drug discovery and development. Moreover, there are uncertainties specific to any new field of drug discovery, including CytRx’s molecular chaperone amplification technology. The successful development of any product candidate is highly uncertain. CytRx cannot reasonably estimate or know the nature, timing and costs of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from any product candidate, due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:
•	CytRx’s ability to advance product candidates into pre-clinical and clinical trials;

•	the scope, rate and progress of CytRx’s pre-clinical trials and other research and development activities;

•	the scope, rate of progress and cost of any clinical trials that CytRx may commence;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	future clinical trial results;

•	the terms and timing of any collaborative, licensing and other arrangements that CytRx may establish;

•	the cost and timing of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of CytRx’s product candidates and any products that CytRx may develop; and

•	the effect of competing technological and market developments.

     Any failure to complete any stage of the development of CytRx’s products in a timely manner could have a material adverse effect on CytRx’s financial position, results of operations and liquidity. A discussion of material risks and uncertainties associated with CytRx’s business is set forth in the “Risk Factors” section of this proxy statement/prospectus. This discussion does not consider the effects of the merger on CytRx’s operations and financial condition. However, CytRx will need additional funds to advance any of Innovive’s product candidates. See “Risk Factors – Risks Associated with the Merger.”
Critical Accounting Policies and Estimates
     Management’s discussion and analysis of CytRx’s financial condition and results of operations are based on CytRx’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, stock options, impairment of long-lived assets, including finite-lived intangible assets, accrued liabilities and certain expenses. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.
     CytRx’s significant accounting policies are summarized in note 2 of the notes to consolidated financial statements for the year ended December 31, 2007 included as part of Appendix E to this proxy statement/prospectus. CytRx believes the following critical accounting policies are affected by CytRx’s more significant judgments and estimates used in the preparation of CytRx’s consolidated financial statements:
     Revenue Recognition
     Biopharmaceutical revenues consist of license fees from strategic alliances with pharmaceutical companies as well as service and grant revenues. Service revenues consist of contract research and laboratory consulting. Grant revenues consist of government and private grants.
     Monies received for license fees are deferred and recognized ratably over the performance period in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Milestone payments will be recognized upon achievement of the milestone as long as the milestone is deemed substantive and CytRx has no other performance obligations related to the milestone and collectability is reasonably assured, which is generally upon receipt, or recognized upon termination of the agreement and all related obligations. Deferred revenue represents amounts received prior to revenue recognition.
     Revenues from contract research, government grants, and consulting fees are recognized over the respective contract periods as the services are performed, provided there is persuasive evidence or an arrangement, the fee is fixed or determinable and collection of the related receivable is reasonably assured. Once all conditions of the grant are met and no contingencies remain outstanding, the revenue is recognized as grant fee revenue and an earned but unbilled revenue receivable is recorded.
     In August 2006, CytRx received approximately $24.3 million in proceeds from the privately funded ALS Charitable Remainder Trust, or ALSCRT, in exchange for the commitment to continue research and development of arimoclomol and other potential treatments for ALS and a one percent royalty in the worldwide sales of arimoclomol for the treatment of ALS. Under the arrangement, CytRx retains the rights to any products or intellectual property funded by the arrangement and the proceeds of the transaction are non-refundable. ALSCRT has no obligation to provide any further funding to CytRx. CytRx has concluded that, due to the research and development components of the transaction, it is properly accounted for under Statement of Financial Accounting Standards, or SFAS, No. 68, Research and Development Arrangements.

Accordingly, CytRx has recorded the value received under the arrangement as deferred service revenue and will recognize service revenue using the proportional performance method of revenue recognition, meaning that service revenue will be recognized on a dollar-for-dollar basis for each dollar of expense incurred for the research and development of arimoclomol and other potential ALS treatments. CytRx believes that this method best approximates the efforts expended related to the services provided. CytRx adjusts its estimates of expense incurred for this research and development on a quarterly basis. For the years ended December 31, 2007 and 2006, CytRx recognized approximately $7.2 million and $1.8 million, respectively, of service revenue related to the ALSCRT transaction. Any significant change in ALS related research and development expense in any period from prior periods will affect the recognition of revenue for that period and, consequently, the comparability or revenue from period to period.
     “Deferred revenue, current portion” is the amount of deferred revenue that is expected to be recognized in the next 12 months and is subject to fluctuation based upon management’s estimates. Management’s estimates include an evaluation of what pre-clinical and clinical trials are necessary, the timing of when trials will be performed and the estimated clinical trial expenses. These estimates are subject to change, which could have a significant effect on the amount and timing of deferred revenues recognized.
     Research and Development Expenses
     Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies, including licenses, that are utilized in research and development and that have no alternative future use are expensed when incurred. Technology developed for use in CytRx’s products is expensed as incurred until technological feasibility has been established.
     Clinical Trial Expenses
     Clinical trial expenses, which are included in research and development expenses, include obligations resulting from CytRx’s contracts with various clinical research organizations in connection with conducting clinical trials for CytRx’s product candidates. CytRx recognizes expenses for these activities based on a variety of factors, including actual and estimated labor hours, clinical site initiation activities, patient enrollment rates, estimates of external costs and other activity-based factors. CytRx believes that this method best approximates the efforts expended on a clinical trial with the expenses CytRx records. CytRx adjusts its rate of clinical expense recognition if actual results differ from CytRx’s estimates. If CytRx’s estimates are incorrect, clinical trial expenses recorded in any particular period could vary.
     Stock-based Compensation
     CytRx’s share-based employee compensation plans are described in note 12 of the notes to consolidated financial statements. Effective January 1, 2006, CytRx adopted the provisions of SFAS 123(R), “Share-Based Payment.” SFAS 123(R), which requires that companies recognize compensation expense associated with stock option grants and other equity instruments to employees in the financial statements. SFAS 123(R) applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. CytRx adopted SFAS 123(R) using the modified-prospective method and uses the Black-Scholes valuation model for valuing share-based payments. CytRx will continue to account for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received in accordance with SFAS 123(R), Emerging Issues Task Force Issue No. 96-18 (“EITF 96-18”), Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and EITF 00-18, Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees, as amended.
     CytRx’s statements of operations as of and for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, CytRx’s results of operations for prior periods have not been restated to reflect the impact of SFAS 123(R). Prior to January 1, 2006, CytRx accounted for share-based compensation under the recognition and measurement provisions of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations for all awards granted to employees. Under APB 25, when the exercise price of options granted to employees under these plans equals or exceeds the market price of the common stock on the date of grant, no compensation expense is recorded. When the exercise price of options granted to employees under these plans is less than the market price of the common stock on the date of grant, compensation expense is recognized over the vesting period.
     Non-employee share-based compensation charges generally are amortized over the vesting period on a straight-line basis. Where option grants to non-employees are immediately vested and have no future performance requirements by the non-employee, the total share-based compensation charge is recorded in the period of the measurement date.
     The fair value of each CytRx common stock option grant, and of grants by RXi of RXi common stock options, is estimated using the Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model, based on an expected forfeiture rate that is adjusted for actual experience. If CytRx’s Black-Scholes option pricing model assumptions or CytRx’s actual or estimated forfeiture rates are different in the future, it could materially affect compensation expense recorded in future periods.
     Impairment of Long-Lived Assets
     CytRx reviews long-lived assets, including finite-lived intangible assets, for impairment on an annual basis, as of December 31, or on an interim basis if an event occurs that might reduce the fair value of such assets below their carrying values. An impairment loss would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or other appropriate fair value methods. If CytRx’s estimates used in the determination of either discounted future cash flows or other appropriate fair value methods are not accurate as compared to actual future results, CytRx may be required to record an impairment charge.
     Earnings Per Share
     Basic and diluted loss per common share is computed based on the weighted-average number of common shares outstanding. Common share equivalents (which consist of options and warrants) are excluded from the computation of diluted loss per share where the effect would be antidilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled approximately 17.1 million shares, 30.2 million shares and 24.7 million shares at December 31, 2007, 2006 and 2005, respectively, and 16.2 million shares and 22.7 million shares at March 31, 2008 and 2007, respectively.
     In connection with CytRx’s adjustment to the exercise terms of certain outstanding warrants to purchase common stock on March 11, 2008, March 2, 2006 and January 20, 2005, CytRx recorded deemed dividends of $757,000, $488,000 and $1.1 million, respectively. These deemed dividends are reflected as an adjustment to net loss for the first quarter of 2008, the first quarter of 2006 and the year ended 2005 to arrive at net loss applicable to common stockholders on the consolidated statement of operations and for purposes of calculating basic and diluted earnings per shares.

Quarterly Financial Data
     The following table sets forth unaudited consolidated statements of operations data for each quarter during CytRx’s most recent two fiscal years. This quarterly information has been derived from CytRx’s unaudited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly financial data should be read in conjunction with CytRx’s consolidated financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Quarters Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
2007
Total revenues	$1,563	$2,371	$2,046	$1,479
Net loss	(4,546)	(6,285)	(4,597)	(6,462)
Deemed dividend for anti-dilution adjustments made to outstanding common stock warrants	—	—	—	—

Net loss applicable to common stockholders	$(4,546)	$(6,285)	$(4,597)	$(6,462)

Basic and diluted loss per share applicable to common stock	$(0.06)	$(0.07)	$(0.05)	$(0.07)

2006
Total revenues	$61	$—	$776	$1,229
Net loss	(4,166)	(5,465)	(2,972)	(4,148)
Deemed dividend for anti-dilution adjustments made to outstanding common stock warrants	(488)	—	—	—

Net loss applicable to common stockholders	$(4,654)	$(5,465)	$(2,972)	$(4,148)

Basic and diluted loss per share applicable to common stock	$(0.07)	$(0.08)	$(0.04)	$(0.06)

     Quarterly and yearly loss per share amounts are computed independently of each other. Therefore, the sum of the per-share amounts for the quarters may not equal the per-share amounts for the year. In 2006, CytRx adopted SFAS 123(R), and in 2007 and 2006 CytRx incurred $2.7 million and $1.2 million, respectively, in employee non-cash compensation expenses. No corresponding expense was recorded in 2005.
     In connection with CytRx’s adjustment to the exercise terms of certain outstanding warrants to purchase common stock on March 2, 2006 and on January 20, 2005, CytRx recorded deemed dividends of $488,000 and $1.1 million, respectively. These deemed dividends are reflected as an adjustment to net loss for the first quarter of 2006 and the year ended 2005 to arrive at net loss applicable to common stockholders on the consolidated statements of operations and for purposes of calculating basic and diluted earnings per share.
Fourth Quarter Adjustment
     During the fourth quarter of 2007, CytRx recorded adjustments for (i) additional compensation expense of $236,000 related to previously granted non-employee stock options, (ii) additional compensation expense of $350,000 related to stock options previously granted to directors and (iii) additional general and administrative expense of $192,000 related to legal fees rendered during the third quarter. Management concluded the effect of these adjustments was not material to any previously reported quarterly period.
Liquidity and Capital Resources
     General
     CytRx has relied primarily upon proceeds from sales of its equity securities and the exercise of options and warrants, and to a much lesser extent upon payments from strategic partners and licensees, to generate funds needed to finance its business and operations. At March 31, 2008, CytRx had cash, cash equivalents and short-term investments of approximately $43.5 million. CytRx believes that its current resources will be sufficient to support its currently planned level of operations into the second half of 2009. This estimate is based, in part, upon CytRx’s currently projected expenditures for the remainder of 2008 and the first three months of 2009 of approximately $23.9 million, including approximately $1.5 million of direct expenditures for CytRx’s planned clinical program for arimoclomol for ALS and related studies, approximately $0.5 million of direct expenditures for its planned clinical program for arimoclomol for stroke recovery and related studies, approximately $6.1 million of direct expenditures for its planned Phase II clinical trial of iroxanadine for diabetic ulcers, approximately $7.7 million for the operations of its research laboratory in San Diego, California, and approximately $8.1 million for other general and administrative expenses. CytRx’s projected expenditures are based on CytRx’s recently announced plan to conduct additional animal toxicology studies prior to the resumption of its Phase II clinical program for arimoclomol for ALS that currently is on clinical hold by the FDA and prior to any initiation of its Phase II clinical trial for arimoclomol for stroke recovery. Those animal toxicology studies are expected to take approximately one year. If CytRx is required to alter the design of its Phase II clinical trial, including the possible reduction of the dosage of arimoclomol, or is prohibited by the FDA from resuming the current planned clinical trial or initiating any other clinical trial of arimoclomol for the treatment of ALS or stroke recovery at the desired dose, or at all, due to safety concerns, then CytRx’s actual expenditures will vary, perhaps significantly from its projections.
     CytRx has no significant revenue, and expects to have no significant revenue and to continue to incur significant losses over the next several years. CytRx’s net losses may increase from current levels primarily due to expenses related to its ongoing and planned clinical trials, research and development programs, possible technology acquisitions, and other general corporate activities. In the event that actual costs of CytRx’s ongoing and planned activities are significantly higher than its current estimates, CytRx may be required to significantly modify its planned level of operations.
     In the future, CytRx will be dependent on obtaining financing from third parties in order to maintain its operations. CytRx cannot assure that additional funding will be available on satisfactory terms, or at all. If CytRx fails to obtain additional funding when needed in the future, it would be forced to scale back, or terminate, its operations, or to seek to merge with or to be acquired by another company.
     Three Months Ended March 31, 2008 and 2007
     CytRx’s net loss, which includes non-cash charges relating to (1) common stock, stock option and warrants issued for services and (2) expenses related to employee stock options, increased by approximately $0.8 million from the quarter ended March 31, 2007 to the quarter ended March 31, 2008. This increase was due to several factors, including an additional $0.9 million of professional and consulting fees associated with ongoing compliance with the Sarbanes-Oxley Act and professional fees and other costs related to RXi’s registration statement filed with respect to CytRx’s distribution of shares of RXi common stock to CytRx stockholders in March 2008. Research and development expenses decreased by approximately $0.5 million, principally because RXi’s expenses for the month of March were excluded. CytRx’s total expenses were partially offset by an increase of $0.6 million in service revenue.
     In the three-month period ended March 31, 2008, $0.6 million of cash was used in investing activities, compared to $3,000 used in the same period in 2007. The 2008 period included $10.0 million of funds provided by RXi’s short-term investments to cash equivalents. However, RXi’s cash of $10.4 million (inclusive of this $10.0 million) is no longer available to CytRx due to the partial distribution of RXi shares. The remainder of the investing activity for both the 2008 and 2007 periods related primarily to cash used for the purchase of equipment. CytRx manages its cash, cash equivalents and short-term investments interchangeably, and at the present time anticipates no significant changes to its current holdings in cash equivalents. CytRx expects capital spending to continue due to additional laboratory equipment necessary for its San Diego, California, laboratory.

     Cash provided by financing activities in the three months ended March 31, 2008 and 2007 was $0.9 million and $11.1 million, respectively, which consisted almost exclusively of funds received from the exercise of stock options and warrants.
     CytRx is evaluating other potential future sources of funding, as it does not currently have commitments from any third parties to provide any funding. The results of CytRx’s technology licensing efforts and the actual proceeds of any fund-raising activities will determine its ongoing ability to operate as a going concern. CytRx’s ability to obtain future funding through joint ventures, product licensing arrangements, royalty sales, equity financings, gifts, and grants or otherwise is subject to market conditions and its ability to identify parties that are willing and able to enter into such arrangements on terms that are satisfactory to CytRx. Depending upon the outcome of its fundraising efforts, the accompanying consolidated financial information may not necessarily be indicative of CytRx’s future operating results or future financial condition.
     CytRx expects to incur significant losses for the foreseeable future, and there can be no assurance that CytRx will become profitable. If CytRx becomes profitable, it may not be able to sustain that profitability.
Discussion of Operating, Investing and Financing Activities
     Three Months Ended March 31, 2008 and 2007
     Net loss for the three-month period ended March 31, 2008 was $5.4 million, and cash used for operations for that period was $7.3 million. Major adjustments to reconcile net loss to net cash used in operating activities included $0.6 million of employee stock option expense, offset by a net change in assets and liabilities of $2.9 million. For the three-month period ended March 31, 2007, net loss was $4.5 million, and cash used for operations for that period was $5.1 million. Major adjustments to reconcile net loss to net cash used in operating activities included $1.1 million in stock option and warrant expense, offset by a net change in assets and liabilities of $0.5 million.
     In the three-month period ended March 31, 2008, there was $0.6 million of cash used in investing activities, compared to $3,000 used in the respective 2007 period. The 2008 period included $10.0 million of funds provided by RXi converting short-term investments to cash equivalents. However, RXi’s cash of $10.4 million (inclusive of this $10.0 million) is no longer available to CytRx due to the deconsolidation. The remainder of the investing activity for both the 2008 and 2007 periods primarily related to cash used for the purchase of equipment.
     Cash provided by financing activities in the three months ended March 31, 2008 and 2007 was $0.9 million and $11.1 million, respectively, which consisted almost exclusively of funds received from the exercise of stock options and warrants.
     Three Years Ended December 31, 2007, 2006 and 2005
     Net loss for the year ended December 31, 2007 was $21.9 million, and cash used for operating activities for that period was $22.4 million. The net loss for the year reflects $7.2 million of non-cash revenue recognized under the 2006 agreement with ALSCRT and $3.5 million for stock option and warrant expense.
     Net loss for the year ended December 31, 2006 was $16.8 million, and cash provided from operating activities for that period was $9.4 million. The cash provided from operating activities includes net proceeds of $24.3 million received from ALSCRT reflected in August 2006 in connection with the sale of a one percent royalty interest in CytRx’s worldwide sales of arimoclomol for ALS. Reflected in the net loss of $16.8 million is $1.8 million of revenue recognized in 2006 in connection with that sale. The remaining $22.5 million of the net proceeds from that sale were recorded as deferred revenues. Other non-cash items included in CytRx’s net loss necessary to reconcile cash provided from operating activities include $1.7 million in stock option expense related to options granted to employees and consultants, of which $1.2 million of expenses for employee options was recorded under SFAS 123(R), which CytRx adopted in 2006. Accordingly, no corresponding amount was recorded in earlier periods.
     Net loss for the year ended December 31, 2005 was $15.1 million, which resulted in net cash used in operating activities of $14.5 million. Adjustments to reconcile net loss to net cash used in operating activities for the year ended December 31, 2005 were primarily $586,000 of stock option expense related to options granted to consultants, as well as $217,000 of depreciation and amortization, which was substantially offset by a net change in assets and liabilities of $210,000.
     For the year ended December 31, 2007, $11.1 million was used in investing activities. Of this amount, RXi used $9.8 million for the purchase of short-term investments. The remaining $1.2 million was used for the purchase of equipment and furnishings, primarily associated with equipping CytRx’s San Diego laboratory. For the year ended December 31, 2006, an immaterial amount of cash was used in investing activities. For the year ended December 31, 2005, CytRx redeemed an approximately $1.0 million certificate of deposit. Other investing activities consisted primarily of the purchase of small amounts of computers and laboratory equipment
     Cash provided by financing activities for the year ended December 31, 2007 was $53.5 million compared to $12.8 million and $19.8 million in the years ended December 31, 2006 and 2005, respectively. During 2007, CytRx raised $34.2 million in a private placement of CytRx’s common stock and an additional $18.8 million from the exercise of previously outstanding stock options and warrants. During 2006, CytRx raised $12.4 million through a private placement of CytRx’s common stock and an additional $0.4 million from the exercise of stock options and warrants. During the year ended December 31, 2005, CytRx raised $19.6 million through a private placement of common stock.
     Contractual Obligations
     CytRx has in the past acquired assets still in development pursuant to arrangements with third parties that require milestone payments or royalty payments to the third party contingent upon the occurrence of certain future events linked to the progress or success of the product development efforts. Milestone payments may be contingent upon the successful achievement of an important point in the development life cycle of the product such as approval of the product for marketing by a regulatory agency. CytRx also may have to make royalty payments based upon a percentage of the sales of the product in the event that regulatory approval for marketing is obtained. These milestone payments may be material. Because of the contingent nature of these payments, however, they are not included in the table of contractual obligations.
     As a result of RXi’s separation from CytRx in March 2008, each of CytRx and RXi are responsible for their respective future contractual obligations. Accordingly, the following table omits the contractual obligations of RXi, including obligations under agreements assigned and contributed to RXi by CytRx for which CytRx remains secondarily liable.

     CytRx’s current contractual obligations that will require future cash payments are as follows:

	Non-Cancelable			Cancelable
	Operating	Employment		Research and	License
	Leases	Agreements	Subtotal	Development	Agreements	Subtotal
				(In thousands)
	(1)	(2)		(3)			Total
2008	$446	$900	$1,346	$4,035	$—	$4,035	$5,381
2009	236	650	886	3,279	—	3,279	4,165
2010	145	—	145	3,045	—	3,045	3,190
2011	11	—	11	2,188	—	2,188	2,199
2012 and thereafter	—	—	—	681	—	681	681

Total	$838	$1,550	$2,388	$13,228	$—	$13,228	$15,616

(1)	Operating lease obligations are primarily facility lease related obligations, as well as equipment and software lease obligations with third party vendors.

(2)	Employment agreement obligations include management contracts, as well as scientific advisory board member compensation agreements. Certain agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually at the discretion of CytRx’s Compensation Committee, as well as for minimum bonuses.

(3)	Research and development obligations relate primarily to clinical trials. Most of these purchase obligations are cancelable.
     Net Operating Loss Carryforwards
     At December 31, 2007, CytRx had United States federal and state net operating loss carryforwards of $109 million and $52 million, respectively, available to offset against future taxable income, which expire in 2010 through 2027. As a result of a change in-control that occurred in CytRx’s stockholder base in July 2002, approximately $45 million in federal net operating loss carryforwards became limited in their availability to $0.7 million annually. Management of CytRx believes that the remaining $64 million in federal net operating loss carryforwards, and the $52 million in state net operating loss carryforwards, are unrestricted. In March 2008, CytRx distributed approximately 4.5 million shares of RXi common stock to CytRx stockholders. CytRx will recognize approximately a $32.9 million gain for income tax purposes on the distribution of RXi shares, which is the amount of the excess of the fair market value of the shares distributed over CytRx’s basis. The gain will be included in determining whether CytRx has current year earnings and profits subject to taxation. Based upon CytRx’s anticipated loss from operations for 2008 and currently available loss carryforwards, CytRx expects to pay no regular income taxes in connection with the distribution; however, CytRx has recorded a tax provision of $342,000 related to the estimated Alternative Minimum Tax resulting from this gain. Additionally, due to the change-in-control, approximately $6.3 million of research and development tax credits will not be available for utilization and were written off. As of December 31, 2007, CytRx also had research and development and orphan drug credits for federal and state income tax purposes of approximately $3 million and $2 million, respectively, which will expire in 2023 through 2027. Based on an assessment of all available evidence including, but not limited to, CytRx’s limited operating history in CytRx’s core business and lack of profitability, uncertainties of the commercial viability of CytRx’s technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, CytRx has concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred income tax valuation allowance has been recorded against these assets.

Results of Operations
     Three Months Ended March 31, 2008 and 2007
     CytRx recorded a net loss of approximately $5.4 million for the three-month period ended March 31, 2008, as compared to $4.5 million for the same period in 2007.
     CytRx recognized $2.2 million of revenue for the three-month period ended March 31, 2008, and $1.6 million for the same period in 2007. CytRx recognized $2.2 million and $1.4 million during those periods, respectively, from its $24.3 million sale to the ALSCRT of a 1% royalty interest in worldwide sales of arimoclomol in August 2006. All future licensing fees under CytRx’s current licensing agreements are dependent upon successful development milestones being achieved by the licensor. During 2008, CytRx does not anticipate receiving any significant licensing fees. CytRx will continue to recognize the balance of the deferred revenue recorded from the royalty transaction with the ALSCRT over the development period of its arimoclomol research.
     Three Years Ended December 31, 2007, 2006 and 2005
     CytRx recorded net losses of $21.9 million, $16.8 million and $15.1 million during the years ended December 31, 2007, 2006 and 2005, respectively.
     During fiscal 2007, CytRx recognized $7.2 million in service revenues relating to its $24.3 million sale to the ALSCRT of a one percent royalty interest in the worldwide sales of arimoclomol in August 2006. This compares to $1.9 million in services revenues in the year ended December 31, 2006, of which $1.8 million related to the sale of royalty interest sold to ALSCRT. During 2007 and 2006, CytRx earned an immaterial amount of license fees and grant revenue. In the year ended December 31, 2005, CytRx earned an immaterial amount of service and license fee revenue. All future licensing fees under CytRx’s current licensing agreements are dependent upon successful development milestones being achieved by the licensor. During fiscal 2008, CytRx is not anticipating the receipt of any significant service or licensing fees, although CytRx estimates that it will recognize an additional $8.4 million in service revenues from that arimoclomol royalty transaction with ALSCRT. CytRx will continue to recognize the balance of the deferred revenue recorded from the royalty transaction with the ALSCRT based on actual research and development costs incurred over the development period of CytRx’s arimoclomol research.
     Research and Development

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands)
Research and development expense	$3,125	$3,209	$14,212	$8,649	$8,662
Non-cash research and development expense	(243)	695	3,778	674	220
Employee stock option expense	199	37	592	249	—
Depreciation and amortization	111	67	242	209	205

	$3,192	$4,008	$18,824	$9,781	$9,087

     Research expenses are expenses incurred by CytRx in the discovery of new information that will assist CytRx in the creation and the development of new drugs or treatments. Development expenses are expenses incurred by CytRx in its efforts to commercialize the findings generated through CytRx’s research efforts.
     Research and development expenses incurred during the three-month periods ended March 31, 2008 and 2007 and during 2007, 2006 and 2005 related primarily to (i) CytRx’s Phase II clinical program for arimoclomol in ALS, (ii) CytRx’s ongoing research and development related to other molecular chaperone amplification drug candidates, (iii) the acquisition of technologies covered by RXi’s license agreements with UMMS, (iv) CytRx’s prior collaboration and invention disclosure agreement pursuant to which UMMS had agreed to disclose certain inventions to CytRx and provide CytRx with the right to acquire an option to negotiate exclusive licenses for those disclosed technologies, and (v) the small molecule drug discovery and development operations at CytRx’s former Massachusetts and new San Diego, California laboratories. All research and development costs related to the activities of CytRx’s former laboratory were expensed.
     As compensation to members of CytRx’s and RXi’s scientific advisory board, or SAB, and consultants, and in connection with the acquisition of technology, CytRx and RXi sometimes issue shares of common stock, stock options and warrants to purchase shares of common stock. For financial statement purposes, CytRx values these shares of common stock, stock options, and warrants at the fair value of the common stock, stock options or warrants granted, or the services received, whichever is more reliably measurable. The value of the non-employee option grants are marked to market using the Black-Scholes option pricing model, and the compensation expense recognized or recovered is adjusted accordingly. CytRx recorded charges (recovery) of ($243,000) and $695,000 in this regard during the three-month periods ended March 31, 2008 and 2007, respectively, and $3.8 million, $0.7 million, and $0.2 million in this regard during 2007, 2006, and 2005, respectively. Included in the research and development charges for 2007 were $2.3 million of expense related to RXi’s issuance of 462,112 shares of common stock to UMMS for certain license agreement rights and a new invention disclosure agreement and $1.0 million for non-qualifying stock options to SAB members of RXi. CytRx recorded $0.2 million and $37,000 of employee stock option expense during the three-month periods ended March 31, 2008 and 2007, respectively, and for the year ended December 31, 2007, recorded $0.6 million of employee stock option expense as compared to $0.2 million in 2006 and none in 2005.
     In 2008, CytRx expects its research and development expenses to remain relatively steady as a result of decreased expenses related to CytRx’s clinical program with arimoclomol for ALS and related studies, offset by increased expenses related to CytRx’s planned clinical trial for iroxanadine for diabetic foot ulcers and expenses of CytRx’s San Diego laboratory.
     General and Administrative Expenses

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands)
General and administrative expenses	$3,603	$2,369	$12,636	$8,604	$6,045
Non-cash general and administrative expenses	189	—	—	—	—
Stock, stock option and warrant expenses to non-employees and consultants	—	—	2	60	367
Employee stock option expense	659	112	2,154	975	—
Depreciation and amortization	22	4	30	18	12

	$4,473	$2,485	$14,822	$9,657	$6,424

     General and administrative expenses include all administrative salaries and general corporate expenses, including legal expenses associated with the prosecution of CytRx’s intellectual property. CytRx’s general and administrative expenses, excluding common stock, stock options and warrants issued, and excluding depreciation expense, were $12.7 million in 2007, $8.6 million in 2006 and $6.1 million in 2005. General and administrative expenses increased by $4.1 million in 2007 as compared to 2006 primarily due to increased audit, legal and consulting fees and higher employment costs. Audit fees increased by approximately $1.1 million primarily related to CytRx’s annual audit, compliance with the internal control provisions of the Sarbanes-Oxley Act and RXi’s registration statement relating to CytRx’s partial spin-off of RXi. Legal fees increased by approximately $0.9 million primarily related to RXi’s registration statement, increased patent work, license negotiation fees and other legal matters, including possible financing transactions. Recruiting and consulting fees increased by approximately $0.7 million related to recruiting officers, financial and scientific personnel and consultants assisting with the preparation of RXi’s registration statement. Employment costs increased by approximately $1.4 million related to wages and bonuses for additional personnel for RXi and annual increases for other employees. General and administrative expenses increased by $2.6 million in 2006 as compared to 2005 as a result of initial Sarbanes-Oxley Act compliance efforts and increases in administrative salaries and legal expenses. The legal expense increase of $0.6 million was associated with maintenance of CytRx’s patent portfolio and the formation of RXi. In CytRx’s efforts to comply with the Sarbanes-Oxley Act for the year ended December 31, 2006, CytRx incurred approximately $0.8 million in consulting, audit and accounting system conversion expense. CytRx was required to comply with the attestation requirements under Section 404 of the Sarbanes-Oxley Act for the first time for the year ended December 31, 2006; therefore, there are no corresponding expenses in 2005. In 2006, CytRx’s general and administrative salaries increased by $0.6 million over the 2005 expense level as a result of higher bonuses, additional regulatory and accounting personnel and annual salary increases.
     General and administrative expenses, excluding stock option expense and depreciation expense, were $3.6 million for the first three months of 2008, compared to $2.4 million for the related period in 2007. General and administrative expenses increased by $1.9 million in the first quarter of 2008 as compared to 2007 primarily due to increased audit, legal and consulting fees and higher employment costs. Audit fees associated with CytRx’s annual audit, compliance with the internal control provisions of the Sarbanes-Oxley Act and RXi’s registration statement relating to CytRx’s partial spinoff of RXi increased by approximately $550,000. Legal fees increased by approximately $160,000 primarily related to RXi’s registration statement, increased patent work and other legal matters, including possible financing transactions. Recruiting and consulting fees increased by approximately $190,000 related to the recruitment of additional officers, financial and scientific personnel and the engagement of consultants to assist with the preparation of RXi’s registration statement. Employment costs increased by approximately $121,000 related to wages and bonuses for additional personnel for RXi and annual increases for other employees. Printing costs and other expenses relating to the filing of RXi’s registration statement totaled approximately $180,000.
     From time to time, CytRx issues shares of common stock or warrants or options to purchase common stock to consultants and other service providers in exchange for services. For financial statement purposes, CytRx values these shares of common stock, stock options, and warrants at the fair value of the common stock, stock options or warrants granted, or the services received, whichever CytRx can measure more reliably. CytRx recorded no such charges during 2007 and recorded $0.1 million during 2006 and $0.4 million during 2005 related primarily to common stock, stock options and warrants issued for licensing fees and in connection with the engagement and retention of financial, business development and scientific advisors.
     CytRx recorded approximately $659,000 of employee stock option expense during the three-month period ended March 31, 2008 as compared to approximately $112,000 during the three-month period ended March 31, 2007. Of this increase, approximately $370,000 related to RXi and $177,000 related to CytRx. In March 2008, CytRx awarded RXi common stock to directors and certain employees and recorded the $189,000 fair value as non-cash compensation expense. There were no comparable awards in the 2007 period.
     Since CytRx’s adoption of SFAS 123(R) during 2006, CytRx recorded $2.7 million in fiscal 2007 and $1.0 million in fiscal 2006 of employee stock option expense. No corresponding expense existed in 2005. The increase in 2007 over 2006 primarily related to stock options granted by RXi to recruit and retain directors, officers and additional employees.
     Depreciation and amortization
     Depreciation expense reflects the depreciation of equipment and furnishings and the amortization expenses related to CytRx’s molecular library, which was placed in service in March 2005. These expenses are classified as research and development or general and administrative expenses, depending upon the associated business activity.
     Depreciation and amortization expenses were $272,000, $227,000 and $217,000 in 2007, 2006 and 2005, respectively. The depreciation expense reflects the depreciation of CytRx’s fixed assets and the amortization expenses related to CytRx’s molecular library, which was placed in service in March 2005.
     Other Income
     In June 2007, CytRx recognized $1.5 million of income arising from a fee received pursuant to a change-in-control provision included in the purchase agreement for CytRx’s 1998 sale of its animal pharmaceutical unit. Management concluded that the fee did not represent revenue generated in the normal course of CytRx’s business and, accordingly, CytRx recorded this fee as other income. In March 2008, CytRx recognized $218,000 of other income related to gain on shares of RXi stock awarded as bonuses to certain CytRx employees and directors.
     Interest income
     Interest income was $2,664,000 in 2007, as compared to $997,000 in 2006 and $206,000 in 2005. The variances between years were attributable primarily to the amount of funds available for investment each year and, to a lesser extent, changes in prevailing market rates.
     Interest income was $0.5 million for the three months ended March 31, 2008, compared to $0.4 million for the comparable period in 2007. The difference between periods is attributable primarily to the cash available for investment each year.
     Minority interest in losses of subsidiary
     CytRx recorded $81,000 in 2005 related to the 5% minority interest in losses of CytRx’s former CytRx Laboratories subsidiary. There was no minority interest in losses recorded in 2006, since on June 30, 2005 CytRx repurchased the 5% minority interest. On September 30, 2005, CytRx merged CytRx Laboratories into CytRx. CytRx recorded $0.4 million in 2007 related to the 15% minority interest in losses of RXi.
     CytRx offset $88,000 of minority interest in losses of RXi against CytRx’s net loss for the months of January and February 2008. For March 2008, CytRx did not record a minority interest in the losses of RXi, as RXi’s gain and losses were accounted for under the equity method following CytRx’s distribution to its stockholders of RXi shares. CytRx offset $2,000 of minority interest in losses of RXi against its net loss for the three months ended March 31, 2007.
     Income Taxes
     In March 2008, CytRx distributed approximately 4.5 million shares of RXi common stock to CytRx stockholders. CytRx will recognize approximately a $32.9 million gain for income tax purposes on the distribution of RXi shares, which is the amount of the excess of the fair market value of the shares distributed over CytRx’s basis. The gain will be included in determining whether CytRx has current year earnings and profits subject to taxation. Based upon CytRx’s anticipated loss from operations for 2008 and currently available loss carryforwards, CytRx expects to pay no regular income taxes in connection with the distribution, however, CytRx has recorded a tax provision of $342,000 related to the estimated Alternative Minimum Tax resulting from this gain.

Recent Accounting Pronouncements
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN No. 48”), to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold in which a tax position be reached before financial statement recognition. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. CytRx adopted FIN No. 48 as of January 1, 2007, as required. The adoption of FIN No. 48 did not have an impact on CytRx’s financial position and results of operations.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement was effective for fiscal periods beginning after November 15, 2007. SFAS No. 157 does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued Staff Position No. FAS 157-1, which amended SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination. Also in February 2008, the FASB issued Staff Position No. FAS 157-2, which delayed the effective date of SFAS No. 157 for non-financial assets and liabilities, except those items recognized at fair value on an annual or more frequently recurring basis to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The adoption of SFAS No. 157 did not have a significant impact on CytRx’s financial statements.
     In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a significant impact on CytRx’s financial statements.
     In June 2007, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. The adoption of EITF 06-11 did not have a significant impact on CytRx’s financial statements.
     In June 2007, the FASB ratified the consensus reached on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”), which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 will be effective for fiscal years beginning after December 15, 2007. The adoption of EITF 07-3 did not have a significant impact on CytRx’s financial statements.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”) and a revision to SFAS No. 141, Business Combinations (“SFAS No. 141R”). SFAS No. 160 modifies the accounting for noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary. SFAS No. 141R establishes the measurements in a business combination of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. Both of these related statements are effective for fiscal years beginning after December 15, 2008. CytRx has not yet determined the impact that the recent adoption of these two statements may have on CytRx’s financial statements.
     In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”), which expresses the views of the Staff regarding use of a “simplified” method, as discussed in SAB 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standards No. 123. SAB 110 will allow, under certain circumstances, the use of the simplified method beyond December 31, 2007 when an issuer is unable to rely on the historical exercise data. CytRx does not expect the adoption of SAB 110 to have a material impact on CytRx’s financial statements.
Off-Balance Sheet Arrangements
     CytRx has not entered into off-balance sheet financing arrangements, other than operating leases.
Quantitative And Qualitative Disclosures About Market Risk
     CytRx’s exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of interest rates in the United States, particularly because a significant portion of CytRx’s investments are in short-term debt securities issued by the U.S. government and institutional money market funds. The primary objective of CytRx’s investment activities is to preserve principal. Due to the nature of CytRx’s short-term investments, CytRx believes that it is not subject to any material market risk exposure. CytRx does not have any derivative financial instruments or foreign currency instruments. Had interest rates varied by 10% in the year ended December 31, 2007, there would have been no material effect on CytRx’s results of operations or cash flows for that period.

CYTRX DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth information concerning CytRx’s directors and executive officers:

		Class of
Name	Age	Director(1)	Position
Max Link, Ph.D.	67	III	Director, Chairman of the Board(2)(3)
Steven A. Kriegsman	66	II	Director, Chief Executive Officer, President
Marvin R. Selter	80	II	Director, Vice Chairman of the Board(2)(3)(4)
Louis Ignarro, Ph.D.	67	I	Director
Joseph Rubinfeld, Ph.D.	75	I	Director(2)(4)
Richard L. Wennekamp	65	II	Director(2)(3)(4)
Mitchell K. Fogelman	56	—	Chief Financial Officer, Treasurer
Jack R. Barber, Ph.D.	52	—	Chief Scientific Officer
Shi Chung Ng, Ph.D.	53	—	Senior Vice President — Research and Development
Benjamin S. Levin	32	—	General Counsel, Vice President — Legal Affairs and Corporate Secretary
John Y. Caloz	56	—	Chief Accounting Officer

(1)	The Class III director serves until the 2009 annual meeting of stockholders, Class I directors serve until the 2010 annual meeting of stockholders and Class II directors serve until the 2011 annual meeting of stockholders.

(2)	Members of our Audit Committee. Mr. Selter is the Chairman of the Committee.

(3)	Members of Nominating and Corporate Governance Committee. Mr. Wennekamp is Chairman of the Committee.

(4)	Members of Compensation Committee. Dr. Rubinfeld is Chairman of the committee.
     Max Link, Ph.D. has been a director since 1996. Dr. Link has been retired from business since 2003. From March 2002 until its acquisition by Zimmer Holdings, Dr. Link served as Chairman and Chief Executive Officer of Centerpulse, Ltd. From May 1993 to June 1994, Dr. Link served as the Chief Executive Officer of Corange Ltd. (the holding company for Boehringer Mannheim Therapeutics, Boehringer Mannheim Diagnostics and DePuy International). From 1992 to 1993, Dr. Link was Chairman of Sandoz Pharma, Ltd. From 1987 to 1992, Dr. Link was the Chief Executive Officer of Sandoz Pharma and a member of the Executive Board of Sandoz, Ltd., Basel. Prior to 1987, Dr. Link served in various capacities with the United States operations of Sandoz, including President and Chief Executive Officer. Dr. Link also serves as a director of Alexion Pharmaceuticals, Inc., Celsion Corporation and Discovery Laboratories, Inc., each of which is a public company.
     Steven A. Kriegsman has been a director and President and Chief Executive Officer since July 2002, and serves as the President and Chief Executive Officer and a director of Merger Subsidiary. He also serves as a director of RXi and of Hythiam, Inc., both of which are publicly held companies. He previously served as Director and Chairman of Global Genomics from June 2000 until our merger with Global Genomics in July 2002. Mr. Kriegsman is the Chairman of the Board and founder of Kriegsman Capital Group LLC, a financial advisory firm specializing in the development of alternative sources of equity capital for emerging growth companies in the healthcare industry. He has advised such companies as SuperGen Inc., Closure Medical Corporation, Novoste Corporation, Miravant Medical Technologies, and Maxim Pharmaceuticals. Mr. Kriegsman has a B.S. degree with honors from New York University in accounting and completed the Executive Program in Mergers and Acquisitions at New York University, The Management Institute. Mr. Kriegsman was formerly a Certified Public Accountant with KPMG in New York City. From June 2003 until February 2008, he served as a Director, and he is the former Chairman of the Audit Committee of, Bradley Pharmaceuticals, Inc. In February 2006, Mr. Kriegsman received the Corporate Philanthropist of the Year

Award from the Greater Los Angeles Chapter of the ALS Association and in October 2006, he received the Lou Gehrig Memorial Corporate Award from the Muscular Dystrophy Association. Mr. Kriegsman has been active in various charitable organizations including the Biotechnology Industry Organization, the ALS Association, the Los Angeles Venture Association, the Southern California Biomedical Council, and the Palisades-Malibu YMCA.
     Marvin R. Selter has been a director since October 2003. He has been President and Chief Executive Officer of CMS, Inc. since he founded that firm in 1968. CMS, Inc. is a national management consulting firm. In 1972, Mr. Selter originated the concept of employee leasing. He serves as a member of the Business Tax Advisory Committee—City of Los Angeles, Small Business Board—State of California and the Small Business Advisory Commission—State of California. Mr. Selter also serves on the Valley Economic Development Center as past Chairman and Audit Committee Chairman, the Board of Valley Industry and Commerce Association as past Chairman, the Advisory Board of the San Fernando Economic Alliance and the California State University—Northridge as Chairman of the Economic Research Center. He has served, and continues to serve, as a member of boards of directors of various hospitals, universities, private medical companies and other organizations. Mr. Selter attended Rutgers—The State University, majoring in Accounting and Business Administration. He was an LPA having served as Controller, Financial Vice President and Treasurer at distribution, manufacturing and service firms. He has lectured extensively on finance, corporate structure and budgeting for the American Management Association and other professional teaching associations.
     Louis Ignarro, Ph.D. has been a director since July 2002. He previously served as a director of Global Genomics from November 20, 2000. Dr. Ignarro serves as the Jerome J. Belzer, M.D. Distinguished Professor of Pharmacology in the Department of Molecular and Medical Pharmacology at the UCLA School of Medicine. Dr. Ignarro has been at the UCLA School of Medicine since 1985 as a professor, acting chairman and assistant dean. Dr. Ignarro received the Nobel Prize for Medicine in 1998. Dr. Ignarro received a B.S. degree in pharmacy from Columbia University and his Ph.D. degree in pharmacology from the University of Minnesota.
     Joseph Rubinfeld, Ph.D. has been a director since July 2002. He co-founded SuperGen, Inc. in 1991 and has served as its Chief Executive Officer and President and as a director since its inception until December 31, 2003. He resigned as Chairman Emeritus of SuperGen, Inc. on February 8, 2005. Dr. Rubinfeld was also Chief Scientific Officer of SuperGen from 1991 until September 1997. Dr. Rubinfeld is also a founder of, and currently serves as the Chairman and Chief Executive Officer of, JJ Pharma. Dr. Rubinfeld was one of the four initial founders of Amgen, Inc. in 1980 and served as a Vice President and its Chief of Operations until 1983. From 1987 until 1990, Dr. Rubinfeld was a Senior Director at Cetus Corporation and from 1968 to 1980, Dr. Rubinfeld was employed at Bristol-Myers Company, International Division in a variety of positions. Dr. Rubinfeld received a B.S. degree in chemistry from C.C.N.Y. and M.A. and Ph.D. degrees in chemistry from Columbia University.
     Richard L. Wennekamp has been a director since October 2003. He was the Senior Vice President-Credit Administration of Community Bank from October 2002 until June 2008. From September 1998 to July 2002, Mr. Wennekamp was an executive officer of Bank of America Corporation, holding various positions, including Managing Director-Credit Product Executive for the last four years of his 22-year term with the bank. From 1977 through 1980, Mr. Wennekamp was a Special Assistant to former President of the United States, Gerald R. Ford, and the Executive Director of the Ford Transition Office. Prior to that time, he served as Staff Assistant to the President of the United States for one year, and as the Special Assistant to the Assistant Secretary of Commerce of the United States. Mr. Wennekamp received his M.B.A. in finance from the University of Southern California and his B.S. degree from California State University, Long Beach.
     Mitchell K. Fogelman joined CytRx as Chief Financial Officer and Treasurer in September 2007. He also serves as Chief Financial Officer and a director of Merger Subsidiary. Previously, he served as Senior Vice President-Finance of International Aluminum Corporation, a New York Stock Exchange listed manufacturer of commercial and residential building products, where he had worked for twenty-five years. Mr. Fogelman is a CPA who worked at PricewaterhouseCoopers LLP as a Senior Manager. He earned his M.B.A. in finance and quantitative analysis from the Anderson School of Business at the University of California, Los Angeles, and his B.A. degree in mathematics from the University of California, Los Angeles.
     Jack R. Barber, Ph.D. has been Senior Vice President — Drug Development since July 2004, and was named Chief Scientific Officer in February 2007. He previously served as Chief Technical Officer and Vice President of Research and Development at Immusol, a biopharmaceutical company based in San Diego, California, since 1994. Prior to that, Dr. Barber spent seven years in various management positions at Viagene, most recently serving as Associate Director of Oncology. Dr. Barber received both his S.B. and Ph.D. degrees in biochemistry from the University of California, Los Angeles. He also carried out his post-doctoral fellowship at the Salk Institute for Biological Studies in La Jolla, California.
     Shi Chung Ng, Ph.D. joined CytRx as Senior Vice President — Research and Development in April 2007. Previously, he served as Vice President of Molecular Oncology at Ligand Pharmaceuticals, directing the cancer discovery efforts as well as genomics biomarker studies for Targretin. Prior to that, he served as Vice President of Drug Discovery Biology and Preclinical Development of ArQule, Inc., leading novel cell cycle checkpoint activation drug discovery and development efforts for ARQ-197. From 1993-2004, Dr. Ng co-led efforts in the discovery and development of multiple oncology drug candidates at Abbott, including a Bcl-2 inhibitor, farnesyl transferase inhibitors, and novel anti-mitotics as a founding member of Abbott oncology, a Senior Group Leader and a Volwiler Associate Fellow. Prior to his tenure at Abbott, Dr. Ng worked at Pfizer, Bristol-Myers Squibb and Harvard Medical School. He was adjunct Assistant Professor at the Chicago Medical School, and adjunct Faculty Member at Northwestern University. He had also served as a visiting Professor at Rutgers University, a visiting Research Staff Member at Princeton University, and an Instructor in Medicine at Harvard Medical School. Dr. Ng received a Ph.D. in Biochemistry from Purdue University, and a Postdoctoral Fellowship from Howard Hughes Medical Institute and Harvard Medical School. Dr. Ng has published over 200 papers, abstracts and patent applications and he was the recipient of multiple scholarships and awards.
     Benjamin S. Levin has been General Counsel, Vice President — Legal Affairs and Corporate Secretary since July 2004. He also serves as Corporate Secretary and a director of Merger Subsidiary. From November 1999 to June 2004, Mr. Levin was an associate in the transactions department of the Los Angeles office of O’Melveny & Myers LLP. Mr. Levin received his S.B. in economics from the Massachusetts Institute of Technology, and a J.D. degree from Stanford Law School.
     John Y. Caloz joined CytRx as Chief Accounting Officer in October 2007. Before joining CytRx, he most recently served for one year as Chief Financial Officer of Occulogix, Inc., a NASDAQ-listed medical-therapy company. Prior to that, Mr. Caloz served for three years as Chief Financial Officer of IRIS International Inc., a California medical device manufacturer. Before that, he served as Chief Financial Officer of Synarc, Inc., a medical imaging company, and from 1993 to 1999 he was Senior Vice President, Finance and Chief Financial Officer of Phoenix International Life Sciences Inc. of Montreal, Canada, which was acquired by MDS Inc. in 1999. From 1983 to 1993, Mr. Caloz was a partner at Rooney, Greig, Whitrod, Filion & Associates of Saint Laurent, Quebec, Canada, a firm of Chartered Accountants specializing in research and development and technology companies. Mr. Caloz is a Chartered accountant and holds a degree in Accounting from York University, Toronto, Canada.

CYTRX EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
     Overview of Executive Compensation Program
     The Compensation Committee of the CytRx board of directors has responsibility for establishing, implementing and monitoring CytRx’s executive compensation program philosophy and practices. The Compensation Committee seeks to ensure that the total compensation paid to CytRx’s named executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the named executive officers are similar to those provided to CytRx’s other officers.
     Throughout this section, the individuals included in the Summary Compensation Table on page 114 of this proxy statement/prospectus are referred to as the “named executive officers.”
     Compensation Philosophy and Objectives
     The components of CytRx’s executive compensation consist of salary, annual cash bonuses awarded based on the Compensation Committee’s subjective assessment of each individual executive’s job performance during the past year, stock option grants to provide executives with longer-term incentives, and occasional special compensation awards (either cash or stock options) to reward extraordinary efforts or results.
     The Compensation Committee believes that an effective executive compensation program should provide base annual compensation that is reasonable in relation to individual executive’s job responsibilities and reward the achievement of both annual and long-term strategic goals of our company. The Compensation Committee uses annual and other periodic cash bonuses to reward an officer’s achievement of specific goals and employee stock options as a retention tool and as a means to align the executive’s long-term interests with those of our stockholders, with the ultimate objective of improving stockholder value. The Compensation Committee evaluates both performance and compensation to maintain CytRx’s ability to attract and retain excellent employees in key positions and to assure that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of comparable companies. To that end, the Compensation Committee believes executive compensation packages provided by CytRx to the named executive officers should include both cash compensation and stock options.
     Because of CytRx’s size, the small number of executive officers, and CytRx’s financial priorities, the Compensation Committee has decided not to implement or offer any pension benefits, deferred compensation plans, or similar plans for the named executive officers.
     As a biopharmaceutical company engaged in developing potential products that, to date, have not generated significant revenues and are not expected to generate significant revenues or profits for several years, the Compensation Committee also takes CytRx’s financial and working capital condition into account in its compensation decisions. Accordingly, the Compensation Committee generally has weighted bonuses more heavily with stock options rather than cash, although it did not do so for 2007. The Compensation Committee may periodically reassess the proper weighting of equity and cash compensation in light of CytRx’s working capital situation from time to time.
     Role of Executive Officers in Compensation Decisions
     The Compensation Committee makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to all of CytRx’s officers. Decisions regarding the non-equity compensation of CytRx’s other officers are made by CytRx’s President and Chief Executive Officer.

     The Compensation Committee and the President and Chief Executive Officer annually review the performance of each named executive officer (other than the President and Chief Executive Officer, whose performance is reviewed only by the Compensation Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Compensation Committee. The Compensation Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.
     Setting Executive Compensation
     Based on the foregoing objectives, the Compensation Committee has structured CytRx’s annual cash and incentive-based cash and non-cash executive compensation to seek to motivate the named executives to achieve the business goals set by CytRx, to reward the executives for achieving such goals, and to retain the executives. In doing so, the Compensation Committee historically has not employed outside compensation consultants. However, during 2007, the Compensation Committee did obtain and use in its compensation deliberations several third-party industry compensation surveys to establish cash and equity compensation for CytRx’s executive officers. The Compensation Committee utilized this data to set compensation for the named executive officers at levels targeted at or around a range of compensation amounts provided to executives at comparable companies considering, for each individual, their individual experience level related to their position with us. There is no pre-established policy or target for the allocation between either cash and non-cash incentive compensation.
     2007 Executive Compensation Components
     For 2007, the principal components of compensation for the named executive officers were:
•	base salary;

•	annual bonuses; and

•	equity incentive compensation
     Base Salary
     CytRx provides the named executive officers and other employees with base salary to compensate them for services rendered during the year. Base salary ranges for the named executive officers are determined for each named executive officer based on his position and responsibility.
     During its review of base salaries for executives, the Compensation Committee primarily considers:
•	the negotiated terms of each executive employment agreement;

•	internal review of the executive’s compensation, both individually and relative to other named executive officers; and

•	individual performance of the executive.
     Salary levels are typically considered annually as part of CytRx’s performance review process, as well as upon a change in job responsibility. Merit-based increases to salaries are based on the Compensation Committee’s assessment of the individual’s performance. Base salaries for the named executive officers in 2007 were increased from the base salaries in effect during the prior year by amounts ranging from 7% for CytRx’s prior Chief Financial Officer to 25% for CytRx’s Chief Scientific Officer. Unless increased by the Compensation Committee, the salary for Mr. Kriegsman will remain in effect until the expiration of his employment agreement on December 31, 2009, while the salaries of the other named executive officers will remain in effect until the expiration of their respective employment agreements. The salaries and other terms of employment of Dr. Barber, CytRx’s Chief Scientific Officer, and Mr. Levin, CytRx’s General Counsel, Vice President — Legal Affairs and Corporate Secretary, are in the process of being negotiated with our compensation committee, as their employment is now month-to-month following the expiration of their employment agreements on December 31, 2007.
     Annual and Special Bonuses
     The Compensation Committee has not established an incentive compensation program with fixed performance targets. Because CytRx does not generate significant revenues and has not commercially released any products, the Compensation Committee bases its discretionary compensation awards on the achievement of product development targets and milestones, effective fund-raising efforts, and effective management of personnel and capital resources, among other criteria. During 2007, the Compensation Committee granted Mr. Levin and Mr. Natalizio special bonuses of 10,000 and 5,000 shares of RXi common stock, respectively, in recognition of their efforts in establishing RXi as a stand-alone company. During 2007, the Compensation Committee granted Mr. Kriegsman an annual cash bonus of $400,000 and granted cash bonuses to the other named executive officers ranging from $15,000 to $151,000, each in conjunction with the end of their employment contract years, because of their efforts in helping us advance the development of CytRx’s products, raise working capital and achieve other corporate goals.
     On March 11, 2008, the record date for CytRx’s distribution of RXi shares to its stockholders, CytRx awarded approximately 27,700 shares of RXi to its directors, officers and other employees, including the named executive officers, in connection with CytRx’s separation from RXi to compensate those directors, officers and other employees for services performed in connection with the separation. Each of CytRx’s directors, officers and other employees who held stock options to purchase CytRx common stock received that number of RXi shares that such individual would have received in the separation, assuming such individual had, on the record date for the separation, exercised, in full, on a “net-exercise” basis, all such stock options to the extent then exercisable.
     Equity Incentive Compensation
     As indicated above, the Compensation Committee also aims to encourage CytRx’s executive officers to focus on long-term company performance by allocating to them stock options that vest over a period of several years. In 2007, the Compensation Committee granted to Mr. Kriegsman a nonqualified option to purchase 350,000 shares of CytRx common stock at a price of $4.51 per share, which equaled the closing market price on the date of grant. The option vests monthly over three years, provided that Mr. Kriegsman continues in CytRx’s employ through such monthly vesting periods. In addition, in connection with the hiring of Mitchell K. Fogelman as Chief Financial Officer, and the annual review of the other named executive officers, the Compensation Committee also granted stock options to those named executive officers. All of these other stock options had an exercise price equal to the closing market price on the date of grant, and also vest monthly over three years, provided that such executives remain in CytRx’s employ through such monthly vesting periods.
     Retirement Plans, Perquisites and Other Personal Benefits
     CytRx has adopted a tax-qualified employee savings and retirement plan, the 401(k) Plan, for eligible United States employees, including the named executive officers. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) Plan, subject to the statutorily prescribed annual limit. CytRx may make matching contributions on behalf of all participants in the 401(k) Plan in an amount determined by the CytRx board of directors. Matching and profit-sharing contributions, if any, are subject to a vesting schedule; all other contributions are at all times fully vested. CytRx intends the 401(k) Plan, and the accompanying trust, to qualify under Sections 401(k) and 501 of the Code so that contributions by employees to the 401(k) Plan, and income earned (if any) on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that CytRx will be able to deduct its contributions, if any, when made. The trustee under the 401(k) Plan, at the direction of each participant, may invest the assets of the 401(k) Plan in any of a number of investment options.
     CytRx does not provide any of the executive officers with any other perquisites or personal benefits, other than benefits that it offers Mr. Kriegsman provided for in his employment agreement. As required by his employment agreement, during 2007 CytRx paid insurance premiums with respect to a life insurance policy for Mr. Kriegsman which had a face value of approximately $1.4 million as of December 31, 2007 and under which Mr. Kriegsman’s designee is the beneficiary.
     CytRx’s stock option plans provide that all unvested options held by its employees, including the named executive officers, immediately vest upon a change of control. In addition, under CytRx’s employment agreement with Mr. Kriegsman, and if, during the term and within two years after the date on which the change in control occurs, Mr. Kriegsman’s employment is terminated by CytRx without “cause” or by him for “good reason” (each as defined in his employment agreement), then, to the extent that any payment or distribution of any type by CytRx to or for the benefit of Mr. Kriegsman resulting from the termination of his employment is or will be subject to the excise tax, CytRx has agreed to pay Mr. Kriegsman an additional amount that, after the imposition of all income, employment, excise and other taxes, penalties and interest thereon, is equal to the sum of (i) the excise tax on such payments plus (ii) any penalty and interest assessments associated with such excise tax. Except as described above, CytRx does not have in effect any change of control provisions for payment to any named executive officer in the event of a change in control of CytRx.
     Ownership Guidelines
     The Compensation Committee has no requirement that each named executive officer maintain a minimum ownership interest in CytRx.
     CytRx’s long-term incentive compensation consists solely of periodic grants of stock options to the named executive officers. The stock option program:
•	links the creation of stockholder value with executive compensation;

•	provides increased equity ownership by executives;

•	functions as a retention tool, because of the vesting features included in all options granted by the Compensation Committee; and

•	maintains competitive levels of total compensation.
     The Compensation Committee normally grants stock options to new executive officers when they join CytRx based upon their position with CytRx and their relevant prior experience. The options granted by the Compensation Committee generally vest monthly over the first three years of the 10-year option term. Vesting ceases upon termination of employment and exercise rights cease 90 days thereafter, except in the case of death (subject to a one-year limitation), disability or retirement. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. In addition to the initial option grants, the Compensation Committee may grant additional options to retain CytRx’s executives and reward, or provide incentive for, the achievement of corporate goals and strong individual performance. The CytRx board of directors has granted CytRx’s President and Chief Executive Officer discretion to grant up to 100,000 options to employees upon joining the company, and to grant an additional “discretionary pool” of up to 100,000 options during each annual employee review cycle. Options are granted based on a combination of individual contributions to CytRx and on general corporate achievements, which may include the attainment of product development milestones (such as commencement and completion of clinical trials) and attaining other annual corporate goals and objectives. On an annual basis, the Compensation Committee assesses the appropriate individual and corporate goals for the new executives and provides additional option grants based upon the achievement by the new executives of both individual and corporate goals. The Compensation Committee expects that it will continue to provide new employees with initial option grants in the future to provide long-term compensation incentives and will continue to rely on performance-based and retention grants to provide additional incentives for current employees. Additionally, in the future, the Compensation Committee may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance-based awards.
     It is CytRx’s policy to award stock options at an exercise price equal to The Nasdaq Capital Market’s closing price of CytRx common stock on the date of the grant. In certain limited circumstances, the Compensation Committee may grant options to an executive at an exercise price in excess of the closing price of the common stock on the grant date. The Compensation Committee has never granted options with an exercise price that is less than the closing price of CytRx common stock on the grant date, nor has it granted options which are priced on a date other than the grant date. For purposes of determining the exercise price of stock options, the grant date is deemed to be the first day of employment for newly hired employees, or the date on which the Compensation Committee or the Chief Executive Officer, as applicable, approves the stock option grant to existing employees.
     CytRx has no program, practice or plan to grant stock options to executive officers, including new executive officers, in coordination with the release of material nonpublic information. CytRx also has not timed the release of material nonpublic information for the purpose of affecting the value of stock options or other compensation to executive officers, and has no plan to do so. CytRx has no policy regarding the adjustment or recovery of stock option awards in connection with the restatement of financial statements, as its stock option awards have not been tied to the achievement of specific financial goals.
     Tax and Accounting Implications
     Deductibility of Executive Compensation
     As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code, which provides that corporations may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Compensation Committee believes that compensation paid to CytRx executive officers generally is fully deductible for federal income tax purposes.
     Accounting for Share-based Compensation
     CytRx accounts for share-based compensation in accordance with the requirements of FASB Statement 123(R), Share-Based Payment. This accounting treatment has not significantly affected CytRx’s compensation decisions. The Compensation Committee takes into consideration the tax consequences of compensation to the named executive officers, but tax considerations are not a significant part of the company’s compensation policy.
Compensation Committee Interlocks and Insider Participation in Compensation Decisions
     There are no “interlocks,” as defined by the SEC, with respect to any member of the Compensation Committee. Joseph Rubinfeld, Ph.D., Marvin R. Selter and Richard L. Wennekamp served as the members of the Compensation Committee during all of 2007.

Summary Compensation Table
     The following table presents summary information concerning all compensation paid or accrued by CytRx for services rendered in all capacities during 2007 and 2006 by Steven A. Kriegsman, Mitchell K. Fogelman and Matthew Natalizio, who are the only individuals who served as CytRx’s principal executive and financial officers during the year ended December 31, 2007, and its three other most highly compensated executive officers who were serving as executive officers as of December 31, 2007:
Summary Compensation Table

				Option
			Bonus	Awards	All Other		Total
Name and Position	Year	Salary ($)	($) (1)	($) (2)	Compensation ($)		($)
Steven A. Kriegsman President and Chief Executive Officer	2007	524,767	300,000	295,534	—		1,120,301
	2006	417,175	800,000	340,426	—		1,557,601
Mitchell K. Fogelman Chief Financial Officer and Treasurer (3)	2007	76,763	100,000	35,665	—		212,428
Matthew Natalizio Chief Financial Officer and Treasurer (3)	2007	175,573	—	—	5,224	(5)	180,797
	2006	204,115	83,000	78,472	—		365,587
Jack R. Barber, Ph.D. Chief Scientific Officer	2007	327,074	125,000	168,876	—		620,950
	2006	261,750	218,750	90,544	—		571,044
Benjamin S. Levin General Counsel, Vice President — Legal Affairs and Secretary	2007	250,000	100,000	84,438	—		434,428
	2006	208,170	219,750	120,550	—		548,470
Tod Woolf, Ph.D. President and Chief Executive Officer of RXi Pharmaceuticals Corporation (4)	2007	216,347	87,500	236,433 (6)	33,302	(7)	573,582
	2006	—	—	—	115,830	(7)	115,830

(1)	Bonuses to the named executive officers reported above relating to 2007 were paid in April 2008. Bonuses to the named executive officers reported above relating to 2006 were paid in both June 2006, in connection with the contractual year end for those officers, and also in April 2007, following CytRx’s decision to determine and award bonuses in connection with each fiscal year end. For purposes of this table, the entire amount of the bonus paid as attributed to 2006 has been presented as a 2006 amount. The bonus for Dr. Woolf was paid by RXi on January 10, 2008.

(2)	The values shown in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the 2006 and 2007 fiscal years for the fair value of stock options granted in 2006 and 2007 and prior fiscal years in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amount recognized for these awards was calculated using the Black Scholes option-pricing model, and reflect grants from our 2000 Long-Term Incentive Plan, which is described in Note 12 of the Notes to Consolidated Financial Statements.

(3)	Mr. Natalizio served as Chief Financial Officer and Treasurer through September 7, 2007, and Mr. Fogelman has served in that capacity since September 11, 2007.

(4)	As of March 11, 2008, CytRx no longer owned a majority of the outstanding common stock of RXi, and thus Mr. Woolf was no longer considered an executive officer of CytRx. Amounts reported above with respect to Dr. Woolf were paid by RXi unless otherwise noted.

(5)	Represents premiums paid for medical, dental and vision insurance for Mr. Natalizio following his resignation in September 2007.

(6)	Represents the fair value of RXi employee stock options issued to Dr. Woolf.

(7)	Consists of $33,000 and $115,830 in consulting fees paid by CytRx in 2007 and 2006, respectively, and $302 of life insurance premiums paid by RXi in 2007.
2007 Grants of Plan-based Awards
     In 2007, CytRx granted stock options to the named executive officers under CytRx’s 2000 Long-Term Incentive Plan as follows:
2007 Grants of Plan-Based Awards

		All Other		Grant Date
		Option Awards	Exercise Price of	Fair Value of
		(# of CytRx	Option Awards	Option Awards
Name	Grant Date	Shares)	($/Sh)	($)
Steven A. Kriegsman	4/18/2007	350,000	$4.51	$1,328,600
President and Chief Executive Officer
Mitchell K. Fogelman	9/11/2007	150,000	$3.40	$426,600
Chief Financial Officer and Treasurer
Matthew Natalizio	—	—	—	—
Chief Financial Officer and Treasurer
Jack R. Barber, Ph.D.	4/18/2007	200,000	$4.51	$759,200
Chief Scientific Officer
Benjamin S. Levin	4/18/2007	100,000	$4.51	$379,600
General Counsel, Vice President — Legal Affairs and Secretary
Tod Woolf, Ph.D. (1)	—	—	—	—
President and Chief Executive Officer of RXi Pharmaceuticals Corporation

(1)	No stock options were awarded by CytRx to Dr. Woolf in 2007. On May 23, 2007, RXi granted to Dr. Woolf ten-year options to purchase 316,994 shares of RXi’s common stock under the RXi Pharmaceutical Corporation 2007 Incentive Plan at an exercise price of $5.00 per share.
2000 Long-term Incentive Plan
     General
     The purpose of CytRx’s 2000 Long-Term Incentive Plan is to promote CytRx’s success and enhance its value by linking the personal interests of employees, officers, consultants, and directors to those of stockholders, and by providing employees, officers, consultants, and directors with an incentive for outstanding performance. The Plan was originally adopted by the CytRx board of directors on August 24, 2000 and by CytRx’s stockholders on June 7, 2001, with certain amendments to the Plan having been subsequently approved by the board of directors and stockholders.
     The Plan authorizes the granting of awards to CytRx’s employees, officers, consultants and directors and to employees, officers, consultants and directors of its subsidiaries, which will include Innovive if the merger is completed. The following awards are available under the Plan:
•	options to purchase shares of common stock, which may be incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock;

•	performance units;

•	dividend equivalents; and

•	other stock-based awards.
     The aggregate number of shares of CytRx common stock reserved and available for awards under the Plan is 10,000,000 shares. As of March 28, 2008, there were 6,075,300 shares previously issued or subject to outstanding Plan awards and 2,116,253 shares were reserved for issuance pursuant to future awards under the Plan. The maximum number of shares of common stock with respect to one or more options and stock appreciation rights that CytRx may grant during any one calendar year under the Plan to any one participant is 1,000,000; except that in connection with his or her initial employment with CytRx or an affiliate, a participant may be granted options for up to an additional 1,000,000 shares. The maximum fair market value of any awards that any one participant may receive during any one calendar year under the Plan, not including the value of options and stock appreciation rights, is $1,000,000 (less any consideration paid by the participant for such award). CytRx also has two other plans, the 1994 Stock Option Plan and the 1998 Long Term Incentive Plan, which include 9,167 and 100,041 shares subject to outstanding stock options. As the terms of the plans provide that no options may be issued after 10 years, no options are available under the 1994 Plan. Under the 1998 Long Term Incentive Plan, 29,517 shares are available for future grant.
     Administration
     The Plan is administered by the Compensation Committee of the CytRx board of directors. The Compensation Committee has the power, authority and discretion to:
•	designate participants;

•	determine the types of awards to grant to each participant and the number, terms and conditions of any award;

•	establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan; and

•	make all other decisions and determinations that may be required under, or as the Compensation Committee deems necessary or advisable to administer, the Plan.
     Awards
     The following is summary description of financial instruments that may be granted to participants by the Compensation Committee of the CytRx board of directors. The Compensation Committee to date has only granted stock options to participants in the Plan.
     Stock Options. The Compensation Committee is authorized to grant both incentive stock options and non-qualified stock options. The terms of any incentive stock option must meet the requirements of Section 422 of the Code. The exercise price of an option may not be less than the fair market value of the underlying stock on the date of grant, and no option may have a term of more than 10 years from the grant date.
     Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights to participants. Upon the exercise of a stock appreciation right, the participant has the right to receive the excess, if any, of (1) the fair market value of one share of common stock on the date of exercise, over (2) the grant price of the stock appreciation right as determined by the Compensation Committee, which will not be less than the fair market value of one share of common stock on the date of grant.

     Restricted Stock. The Compensation Committee may make awards of restricted stock, which will be subject to such restrictions on transferability and other restrictions as the Compensation Committee may impose (including limitations on the right to vote restricted stock or the right to receive dividends, if any, on the restricted stock).
     Performance Units. The Compensation Committee may grant performance units on such terms and conditions as may be selected by the Compensation Committee. The Compensation Committee will have the complete discretion to determine the number of performance units granted to each participant and to set performance goals and other terms or conditions to payment of the performance units which, depending on the extent to which they are met, will determine the number and value of performance units that will be paid to the participant.
     Dividend Equivalents. The Compensation Committee is authorized to grant dividend equivalents to participants subject to such terms and conditions as may be selected by the Compensation Committee. Dividend equivalents entitle the participant to receive payments equal to dividends with respect to all or a portion of the number of shares of common stock subject to an option or other award, as determined by the Compensation Committee. The Compensation Committee may provide that dividend equivalents be paid or distributed when accrued or be deemed to have been reinvested in additional shares of common stock, or otherwise reinvested.
     Other Stock-Based Awards. The Compensation Committee may grant other awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of common stock, as deemed by the Compensation Committee to be consistent with the purposes of the Plan. These stock-based awards may include shares of common stock awarded as a bonus and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, and awards valued by reference to book value of shares of common stock or the value of securities of or the performance of our subsidiaries. The Compensation Committee will determine the terms and conditions of any such awards.
     Performance Goals. The Compensation Committee in its discretion may determine awards based on:
•	the achievement by CytRx or a parent or subsidiary of a specific financial target;

•	CytRx’s stock price;

•	the achievement by an individual or a business unit of CytRx or a subsidiary of a specific financial target;

•	the achievement of specific goals with respect to (i) product development milestones, (ii) corporate financings, (iii) merger and acquisition activities, (iv) licensing transactions, (v) development of strategic partnerships or alliances, or (vi) acquisition or development of new technologies; and

•	any combination of the goals set forth above.
     The Compensation Committee has the right for any reason to reduce (but not increase) any award, even if a specific goal has been achieved. If an award is made on the basis of the achievement of a goal, the Compensation Committee must have established the goal before the beginning of the period for which the performance goal relates (or a later date as may be permitted under Code Section 162(m)). Any payment of an award for achieving a goal will be conditioned on the written certification of the Compensation Committee in each case that the goals and any other material conditions were satisfied.

     Limitations on Transfer; Beneficiaries. Awards under the Plan may not be transferred or assigned by Plan participants other than by will or the laws of descent and distribution and, in the case of an incentive stock option, pursuant to a qualified domestic relations order, provided that the Compensation Committee may (but need not) permit other transfers where the Compensation Committee concludes that such transferability (1) does not result in accelerated taxation, (2) does not cause any option intended to be an incentive stock option to fail to qualify as such, and (3) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including any state or federal tax or securities laws or regulations applicable to transferable awards. A Plan participant may, in the manner determined by the Compensation Committee, designate a beneficiary to exercise the participant’s rights and to receive any distribution with respect to any award upon the participant’s death.
     Acceleration Upon Certain Events. In the event of a “Change in Control” of CytRx, which is a term defined in the Plan, all outstanding options and other awards in the nature of rights that may be exercised will become fully vested and exercisable and all restrictions on all outstanding awards will lapse. The Compensation Committee may, however, in its sole discretion declare all outstanding options, stock appreciation rights and other awards in the nature of rights that may be exercised to become fully vested and exercisable, and all restrictions on all outstanding awards to lapse, in each case as of such date as the Compensation Committee may, in its sole discretion, declare. The Compensation Committee may discriminate among participants or among awards in exercising such discretion.
     Termination and Amendment
     The CytRx board of directors or the Compensation Committee may, at any time and from time to time, terminate or amend the Plan without stockholder approval; provided, however, that the board of directors or the Compensation Committee may condition any amendment on the approval of our stockholders if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations. No termination or amendment of the Plan may adversely affect any award previously granted without the written consent of the participants affected. The Compensation Committee may amend any outstanding award without the approval of the participants affected, except that no such amendment may diminish the value of an award determined as if it has been exercised, vested, cashed in or otherwise settled on the date of such amendment, and, except as otherwise permitted in the Plan, the exercise price of any option may not be reduced and the original term of any option may not be extended.
Holdings of Previously Awarded Equity
     Equity awards held as of December 31, 2007 by each of the named executive officers were issued under our 2000 Long-Term Incentive Plan. The following table sets forth outstanding equity awards held by the named executive officers as of December 31, 2007:

2007 Outstanding Equity Awards at Fiscal Year-End

	Option Awards
	Number of
	Securities
	Underlying
	Unexercised			Option
	Options			Exercise	Option
	(#)			Price	Expiration
Name	Exercisable	Unexercisable		($)	Date
Steven A. Kriegsman	77,854	(1)	272,146	4.51	4/18/17
President and Chief Executive Officer	100,028	(1)	99,972	1.38	6/16/16
	258,307	(1)	41,693	.79	5/17/15
	250,000	(2)	—	2.47	6/19/13
	750,000	(2)	—	2.47	6/20/13
Mitchell K. Fogelman	12,539	(1)	137,461	3.40	9/11/17
Chief Financial Officer and Treasurer
Matthew Natalizio	—		—	—	—
Chief Financial Officer and Treasurer
Jack R. Barber, Ph.D.	44,488	(1)	155,512	4.51	4/18/17
Chief Scientific Officer	50,014	(1)	49,986	1.38	6/16/16
	129,154	(1)	20,846	.79	5/17/15
	100,000	(2)	—	1.13	7/06/14
Benjamin S. Levin	22,244	(1)	77,756	4.51	4/18/17
General Counsel, Vice President — Legal	45,013	(1)	44,987	1.38	6/16/16
Affairs and Secretary	141,652	(1)	8,348	.79	5/17/15
	160,000	(2)	—	1.39	7/15/14
Tod Woolf, Ph.D. (3)	—		—	—	—
President and Chief Executive Officer of RXi Pharmaceuticals Corporation

(1)	These options vest in 36 equal monthly installments, subject to the option holder’s remaining in CytRx’s continuous employ through such dates.

(2)	These options vest in three annual installments, subject to the option holder’s remaining in CytRx’s continuous employ through such dates.

(3)	Dr. Woolf has not been issued any equity by CytRx. On May 23, 2007, RXi granted to Dr. Woolf 10-year options to purchase 316,994 shares of RXi’s common stock under the RXi Pharmaceutical Corporation 2007 Incentive Plan at an exercise price of $5.00 per share. As of December 31, 2007, 61,709 of those stock options were exercisable, and the remaining 255,285 options were not exercisable.

Option Exercises and Stock Vested
     The following table provides information regarding exercises of stock options by each of the named executive officers during 2007:
2007 Exercises of Plan-Based Awards

Number of
	Shares Acquired	Value Realized
Name	on Exercise	On Exercise ($)(1)
Steven A. Kriegsman	—	$—
President and Chief Executive Officer
Mitchell K. Fogelman	—	$—
Chief Financial Officer and Treasurer
Matthew Natalizio	237,496	$582,437
Chief Financial Officer and Treasurer
Jack R. Barber, Ph.D.	—	$—
Chief Scientific Officer
Benjamin S. Levin	—	$—
General Counsel, Vice President — Legal Affairs and Secretary
Tod Woolf, Ph.D.	—	$—
President and Chief Executive Officer of RXi Pharmaceuticals Corporation

(1)	Represents the difference between the exercise price and the fair market value of the common stock on the date of exercise.
Employment Agreements and Potential Payment Upon Termination or Change in Control
     Employment Agreement with Steven A. Kriegsman
     Mr. Kriegsman is employed as CytRx’s Chief Executive Officer and President pursuant to an employment agreement that was amended as of May 2007 to continue through December 31, 2009. The employment agreement will automatically renew in December 2009 for an additional one-year period, unless either Mr. Kriegsman or CytRx elects not to renew it.
     Under his employment agreement as amended, Mr. Kriegsman is entitled to receive an annual base salary of $550,000. The CytRx board of directors (or its Compensation Committee) will review the base salary annually and may increase (but not decrease) it in its sole discretion. In addition to his annual salary, Mr. Kriegsman is eligible to receive an annual bonus as determined by the board of directors (or its Compensation Committee) in its sole discretion, but not to be less than $150,000. Pursuant to his employment agreement, CytRx has agreed that he shall serve on a full-time basis as Chief Executive Officer and President and that he may continue to serve as Chairman of the Kriegsman Group only so long as necessary to complete certain current assignments.
     Mr. Kriegsman is eligible to receive grants of options to purchase shares of CytRx common stock. The number and terms of those options, including the vesting schedule, will be determined by the CytRx board of directors (or its Compensation Committee) in its sole discretion.
     Under Mr. Kriegsman’s employment agreement, CytRx has agreed that, if he is made a party, or threatened to be made a party, to a suit or proceeding by reason of his service to CytRx, CytRx will indemnify and hold him harmless from all costs and expenses to the fullest extent permitted or authorized by CytRx’s certificate of incorporation or bylaws, or any resolution of the CytRx board of directors, to the extent not inconsistent with Delaware law. CytRx has also agreed to advance to Mr. Kriegsman such costs and expenses upon his request if he undertakes to repay such advances if it ultimately is determined that he is not entitled to indemnification with respect to the same. These employment agreement provisions are not exclusive of any other rights to indemnification to which Mr. Kriegsman may be entitled and are in addition to any rights he may have under any policy of insurance maintained by CytRx.
     In the event CytRx terminates Mr. Kriegsman’s employment without “cause” (as defined), or if Mr. Kriegsman terminates his employment with “good reason” (as defined), (i) CytRx has agreed to pay Mr. Kriegsman a lump-sum equal to his salary and prorated minimum annual bonus through to his date of termination, plus his salary and minimum annual bonus for a period of two years after his termination date, or until the expiration of the amended and restated employment agreement, whichever is later, (ii) he will be entitled to immediate vesting of all stock options or other awards based on CytRx equity securities, and (iii) he will also be entitled to continuation of his life insurance premium payments and continued participation in CytRx health plans through to the later of the expiration of the amended and restated employment agreement or 24 months following his termination date. Mr. Kriegsman will have no obligation in such events to seek new employment or offset the severance payments to him by any compensation received from any subsequent reemployment by another employer.
     Under Mr. Kriegsman’s employment agreement, he and his affiliated company, The Kriegsman Group, are to provide CytRx during the term of his employment with the first opportunity to conduct or take action with respect to any acquisition opportunity or any other potential transaction identified by them within the biotech, pharmaceutical or health care industries and that is within the scope of the business plan adopted by our board of directors. Mr. Kriegsman’s employment agreement also contains confidentiality provisions relating to CytRx’s trade secrets and any other proprietary or confidential information, which provisions shall remain in effect for five years after the expiration of the employment agreement with respect to proprietary or confidential information and for so long as CytRx’s trade secrets remain trade secrets.
     Potential Payment Upon Termination or Change in Control for Steven A. Kriegsman
     Mr. Kriegsman’s employment agreement contains no provision for payment to him in the event of a change in control of CytRx. If, however, a change in control (as defined in our 2000 Long-Term Incentive Plan) occurs during the term of the employment agreement, and if, during the term and within two years after the date on which the change in control occurs, Mr. Kriegsman’s employment is terminated by CytRx without cause or by him for good reason (each as defined in his employment agreement), then, in addition to the severance benefits described above, to the extent that any payment or distribution of any type by CytRx to or for the benefit of Mr. Kriegsman resulting from the termination of his employment is or will be subject to the excise tax imposed under Section 4999 of the Code, CytRx has agreed to pay Mr. Kriegsman, prior to the time the excise tax is payable with respect to any such payment (through withholding or otherwise), an additional amount that, after the imposition of all income, employment, excise and other taxes, penalties and interest thereon, is equal to the sum of (i) the excise tax on such payments plus (ii) any penalty and interest assessments associated with such excise tax.
     Employment Agreement with Mitchell K. Fogelman
     Mitchell K. Fogelman is employed as Chief Financial Officer and Treasurer pursuant to an employment agreement dated as of September 11, 2007 that expires on December 31, 2008. Mr. Fogelman is entitled under his employment agreement to receive an annual base salary of $275,000 and is eligible to receive an annual bonus as determined by the CytRx board of directors (or its Compensation Committee) in its sole discretion. As an incentive to enter into his employment agreement, Mr. Fogelman was granted as of September 11, 2007, a 10-year, nonqualified option under CytRx’s 2000 Long-Term Incentive Plan to purchase 150,000 shares of CytRx common stock at a price of $3.40 per share. This option will vest as to 1/36th of the shares covered thereby each month after the date of the employment agreement, provided that Mr. Fogelman remains in CytRx’s continuous employ.

     In the event CytRx terminates Mr. Fogelman’s employment without cause (as defined), CytRx has agreed to pay him a lump sum equal to his accrued but unpaid salary and vacation, plus an amount equal to six months’ salary under his employment agreement.
     Employment Agreement with Jack R. Barber, Ph.D.
     Jack R. Barber, Ph.D. is employed as Chief Scientific Officer on a month-to-month basis following the expiration of an employment agreement that is in the process of being renegotiated after expiring on December 31, 2007. Dr. Barber is paid an annual base salary of $360,000 and is eligible to receive an annual bonus as determined by the CytRx board of directors (or its Compensation Committee) in its sole discretion.
     In the event CytRx terminates Dr. Barber’s employment without cause (as defined), CytRx has agreed to pay him a lump sum equal to his accrued but unpaid salary and vacation, plus an amount equal to three months’ base salary.
     Employment Agreement with Benjamin S. Levin
     Benjamin S. Levin is employed as Vice President — Legal Affairs, General Counsel and Secretary on a month-to-month basis following the expiration of an employment agreement that is in the process of being renegotiated after expiring on December 31, 2007. Mr. Levin is paid an annual base salary of $275,000 and is eligible to receive an annual bonus as determined by the CytRx board of directors (or its Compensation Committee) in its sole discretion.
     In the event CytRx terminates Mr. Levin’s employment without cause (as defined), CytRx has agreed to pay him a lump sum equal to his accrued but unpaid salary and vacation, plus an amount equal to six months’ base salary.
     Employment Agreement with Tod Woolf, Ph.D.
     CytRx and RXi entered into an employment agreement with Tod Woolf, Ph.D. dated February 22, 2007, under which Dr. Woolf is engaged to continue his employment as RXi’s President and Chief Executive Officer through December 31, 2008. Dr. Woolf is entitled under his employment agreement to receive an annual base salary of $250,000 and has been granted by RXi a 10-year option to purchase 316,994 shares of RXi common stock at an exercise price of $5.00 per share. This option will vest in equal monthly installments over three years, subject to accelerated vesting in certain events.
     In the event Dr. Woolf’s employment is terminated without “cause” (as defined) or Dr. Woolf terminates his employment for “good reason” (as defined), RXi has agreed to pay him a lump sum equal to his base salary for the longer of 12 months and the remainder of the term of his employment agreement, but in no event less than $125,000.
Quantification of Termination Payments and Benefits
     The table below reflects the amount of compensation to each of the named executive officers in the event of termination of such executive’s employment by his voluntary resignation or termination, by a termination of the executive’s employment without “cause” or his resignation for “good reason,” termination following a change in control and in the event of the executive’s permanent disability or death of the executive. The amounts assume that such termination was effective as of December 31, 2007, and thus includes amounts earned through such time and are estimates of the amounts, which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation.

Termination Payments and Benefits

		Termination w/o Cause or
		for Good Reason
		Before Change in	After Change in		Disability	Change in
Name	Benefit	Control ($)	Control ($)	Death ($)	$	Control ($)
Steven A. Kriegsman	Severance Payment	1,000,000	1,000,000	1,000,000	1,000,000	—
President and Chief	Stock Options (1)	231,430	—	231,430	231,430	231,430
Executive Officer	Health Insurance (2)	45,704	45,704	45,704	45,704	—
	Life Insurance	11,350	11,350	—	11,350	—
	Bonus	300,000	300,000	300,000	300,000	—
	Tax Gross Up (3)	—		—	—	—
Mitchell K. Fogelman	Severance Payment	125,000	125,000	—	—	—
Chief Financial Officer and Treasurer	Stock Options (1)	—	—	—	—	—
Jack R. Barber, Ph.D.	Severance Payment	68,750	68,750	—	—	—
Chief Scientific Officer	Stock Options (1)	—	—	—	—	115,714
Benjamin S. Levin	Severance Payment	125,000	125,000	—	—	—
General Counsel, Vice President — Legal Affairs and Secretary	Stock Options (1)	—	—	—	—	82,793
Tod Woolf, Ph.D.(4)	Severance Payment	250,000	250,000	—	—	—
President and Chief	Stock Options (1)	449,000	—	—	—	978,098
Executive Officer of RXi	Benefits	14,500	14,500	—	—	—

(1)	Represents the aggregate value of stock options that vest and become exercisable immediately upon each of the triggering events listed as if such events took place on December 31, 2007, determined by the aggregate difference between the stock price as of December 31, 2007 and the exercise prices of the underlying options.

(2)	Represents the cost as of December 31, 2007 for the family health benefits provided to Mr. Kriegsman for a period of two years.

(3)	Mr. Kriegsman’s employment agreement provides that if a change in control (as defined in CytRx’s 2000 Long-Term Incentive Plan) occurs during the term of the employment agreement, and if, during the term and within two years after the date on which the change in control occurs, Mr. Kriegsman’s employment is terminated by CytRx without cause or by him for good reason (each as defined in his employment agreement), then, to the extent that any payment or distribution of any type by CytRx to or for the benefit of Mr. Kriegsman resulting from the termination of his employment is or will be subject to the excise tax imposed under Section 4999 of the Code, CytRx will pay Mr. Kriegsman, prior to the time the excise tax is payable with respect to any such payment (through withholding or otherwise), an additional amount that, after the imposition of all income, employment, excise and other taxes, penalties and interest thereon, is equal to the sum of (i) the excise tax on such payments plus (ii) any penalty and interest assessments associated with such excise tax. Based on Mr. Kriegsman’s past compensation and the estimated payment that would result from a termination of his employment following a change in control, CytRx estimates that a gross-up payment would not be required.

(4)	As of March 11, 2008, CytRx no longer owned a majority of the outstanding common stock of RXi, and thus Mr. Woolf was no longer considered an executive officer of CytRx. Amounts reported above with respect to Dr. Woolf would be payable by RXi. Stock option amounts for Dr. Woolf relate to options to purchase RXi common stock granted pursuant to the RXi 2007 Incentive Plan.
     In connection with Mr. Natalizio’s resignation as Chief Financial Officer in September 2007, CytRx paid approximately $5,000 of premiums for continuing medical, dental and vision insurance.

Compensation of Directors
     The following table sets forth the compensation paid to CytRx’s directors other than CytRx’s Chief Executive Officer for 2007:
Director Compensation Table

	Fees Earned or	Option
	Paid in Cash	Awards	Total
Name (1)	($) (2)	($) (3)	($)
Max Link, Ph.D.	108,173	70,000	178,173
Chairman
Marvin R. Selter	169,834	70,000	239,834
Vice Chairman
Louis Ignarro, Ph.D.	26,750	70,000	96,750
Director
Joseph Rubinfeld, Ph.D.	80,066	70,000	150,066
Director
Richard Wennekamp	76,990	70,000	146,990
Director

(1)	Steven A. Kriegsman does not receive additional compensation for his role as a director. For information relating to Mr. Kriegsman’s compensation as President and Chief Executive Officer, see the Summary Compensation Table above.

(2)	The amounts in this column represent cash payments made to Non-Employee Directors for attendance at meetings during the year.

(3)	In July 2007, CytRx granted stock options to purchase 25,000 shares of its common stock at an exercise price equal to the current market value of CytRx common stock to each non-employee director, which had a grant date fair value of $2.80 calculated in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amount recognized for these awards was calculated using the Black Scholes option-pricing model, and reflect grants from our 2000 Long-Term Incentive Plan, which is described in Note 12 of the Notes to Consolidated Financial Statements.
     CytRx uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on its board of directors. Directors who also are employees of CytRx currently receive no compensation for their service as directors or as members of board committees. In setting director compensation, CytRx considers the significant amount of time that directors dedicate to the fulfillment of their director responsibilities, as well as the competency and skills required of directors. The directors’ current compensation schedule has been in place since May 2007. The directors’ annual compensation year begins with the annual election of directors at the annual meeting of stockholders. The annual retainer year period has been in place for directors since 2003. Periodically, the CytRx board of directors reviews director compensation policies and, from time to time, makes changes to such policies based on various criteria the board deems relevant.
     Effective April 7, 2007, CytRx’s non-employee directors receive a quarterly retainer of $6,000 ($18,500 for the Chairman of the Board and $11,000 for the Chairman of the Audit Committee and $7,500 for the Chairman of the Compensation Committee and the Chairman of the Nomination and Governance Committee), a fee of $3,000 for each board meeting attended ($750 for board actions taken by unanimous written consent), $2,000 for each meeting of the audit committee attended, and $1,000 for each other committee meeting attended. Non-employee directors who serve as the chairman of a board committee receive an additional $2,000 for each meeting of the nomination and governance committee or the compensation committee attended and an additional $2,500 for each meeting attended of the audit committee. In July 2007,

CytRx granted stock options to purchase 25,000 shares of our common stock at an exercise price equal to the current market value of its common stock to each non-employee director. The options were vested, in full, upon grant.
CERTAIN CYTRX RELATIONSHIPS AND RELATED TRANSACTIONS
Director Independence
     The CytRx board of directors has determined that Messrs. Link, Rubinfeld, Selter, Ignarro and Wennekamp are “independent” under the current independence standards of both The Nasdaq Capital Market and the SEC, and have no material relationships with CytRx (either directly or as a partner, shareholder or officer of any entity) which could be inconsistent with a finding of their independence as members of the board of directors or as the members of the Audit Committee. In making these determinations, the CytRx board of directors has broadly considered all relevant facts and circumstances, recognizing that material relationships can include commercial, banking, consulting, legal, accounting, and familial relationships, among others.
Transactions with Related Persons
     General
     The CytRx Audit Committee is responsible for reviewing and approving, as appropriate, all transactions with related persons, in accordance with its Charter and Nasdaq Marketplace Rules.
     Transactions between CytRx and one or more related persons may present risks or conflicts of interest or the appearance of conflicts of interest. CytRx’s Code of Ethics requires all employees, officers and directors to avoid activities or relationships that conflict, or may be perceived to conflict, with our interests or adversely affect our reputation. It is understood, however, that certain relationships or transactions may arise that would be deemed acceptable and appropriate so long as there is full disclosure of the interest of the related parties in the transaction and review and approval by disinterested directors to ensure there is a legitimate business reason for the transaction and that the transaction is fair to us and our stockholders.
     As a result, the procedures followed by the CytRx Audit Committee to evaluate transactions with related persons require:
•	that all related person transactions, all material terms of the transactions, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction must be communicated to the Audit Committee; and

•	that all related person transactions, and any material amendment or modification to any related person transaction, be reviewed and approved or ratified by the Audit Committee, as required by Nasdaq Marketplace Rules.

The Audit Committee will evaluate related person transactions based on:

•	information provided by members of the CytRx board of directors in connection with the required annual evaluation of director independence;

•	pertinent responses to the Directors’ and Officers’ Questionnaires submitted periodically by officers and directors and provided to the Audit Committee by management;

•	background information on nominees for director provided by the Nominating and Corporate Governance Committee of the CytRx board of directors; and

•	any other relevant information provided by any of CytRx’s directors or officers.
     In connection with its review and approval or ratification, if appropriate, of any related person transaction, the Audit Committee is to consider whether the transaction will compromise standards included in CytRx’s Code of Ethics. In the case of any related person transaction involving an outside director or nominee for director, the Audit Committee also is to consider whether the transaction will compromise the director’s status as an independent director as prescribed in Nasdaq Marketplace Rules.
     All related person transactions will be disclosed in CytRx’s filings with the SEC in accordance with SEC rules.
     Exemption Clause
     Item 404(a)(7)(a) of Securities and Exchange Commission Regulation S-K states that: Disclosure need not be provided if the transaction is one where the rates or charges involved in the transaction are determined by competitive bid, or the transaction involves rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
     Applicable Definitions
     For purposes of the CytRx Audit Committee’s review:
•	“related person” has the meaning given to such term in Item 404(a) of Securities and Exchange Commission Regulation S-K (“Item 404(a)”); and
•	“related person transaction” means any transaction for which disclosure is required under the terms of Item 404(a) involving CytRx and any related persons.
Recent and Proposed Transactions
     There are no transactions currently proposed for 2008. Set forth below is a description of CytRx’s transactions with related persons during the past three fiscal years.
     RXi was incorporated jointly in April 2006 by CytRx and the four current members of RXi’s scientific advisory board for the purpose of pursuing the possible development or acquisition of RNAi-related technologies and assets.
     On January 8, 2007, CytRx entered into a Contribution Agreement with RXi under which CytRx assigned and contributed to RXi substantially all of CytRx’s RNAi-related technologies and assets. The assigned assets consisted primarily of licenses from UMMS and from the Carnegie Institute of Washington relating to fundamental RNAi technologies, as well as equipment situated at CytRx’s former Worcester, Massachusetts, laboratory. In connection with the contribution of the licenses and other assets, RXi assumed primary responsibility for all payments to UMMS and other obligations under the contributed licenses and assets.
     On January 8, 2007, CytRx entered into a letter agreement with RXi under which RXi has agreed to reimburse CytRx, following its initial funding, for all organizational and operational expenses incurred by CytRx in connection with the formation, initial operations and funding of RXi.
     Tod Woolf, Ph.D., the President and Chief Executive Officer of RXi, is a former executive officer of CytRx. As described above in the “Executive Compensation” section of this proxy statement/prospectus, CytRx and RXi entered into an employment agreement with Dr. Woolf under which he is entitled to base annual compensation and other employee benefits, including the right to receive, upon completion of RXi’s initial funding, a grant by RXi of stock options to purchase shares of RXi common stock.
     Dr. Woolf may be deemed to have had a material interest in CytRx transactions with RXi described above and in CytRx’s subsequent dealings with RXi, by reason of his status as RXi’s President and Chief Executive Officer and in light of any stock options granted to him by RXi upon completion of its initial funding or otherwise.
BUSINESS OF INNOVIVE
Overview
     We are a development-stage biopharmaceutical company engaged in the development of compounds for the treatment of cancer. We currently have four product candidates in our pipeline; INNO-406, tamibarotene, INNO-206, and INNO-305.
     INNO-406 is a small molecule that we licensed from Nippon Shinyaku in December 2005. Pre-clinical and Phase I clinical data demonstrate that INNO-406 significantly inhibits both the Bcr-Abl tyrosine kinase and the Lyn kinase. These kinases are believed to play a major role in chronic myelogenous leukemia, or CML. Our data suggests that this product candidate has application in therapy intolerant CML due to its anticipated lack of side effects as well as application in refractory CML as the predominant forms of resistance come about due to Bcr-Abl amplification, Bcr-Abl point mutations and up-regulation of other pathways such as Lyn. Preclinical findings suggest that this product candidate is active against and targets cells exhibiting Bcr-Abl and Lyn activation, which would give INNO-406 a competitive profile against other compounds for treating this disease. We began our Phase I clinical study with INNO-406 in July 2006, established a dose for the study in the third quarter of 2007. We are currently evaluating our options for further studies for this product candidate. In January 2007, the FDA granted orphan drug status to INNO-406 for the treatment of CML.
     Tamibarotene is a synthetic retinoid to which we acquired the North American rights and European rights in exclusive licenses from TMRC Co., Ltd. in December 2006 and September 2007, respectively, for the treatment of acute promyelocytic leukemia, or APL. Differentiation therapy with all-trans retinoic acid, or ATRA, is the basis for the treatment of APL. Tamibarotene was developed to specifically overcome resistance to ATRA. We initiated a pivotal study in APL under a special protocol assessment, or SPA, from the FDA in patients who have developed resistance to ATRA and arsenic trioxide in the second half of 2007. We believe that this study, if successful, and in combination with the data from two completed Japanese studies, would form the basis of a U.S. New Drug Application, or NDA, that we would expect to file with the FDA in late 2009, subject to obtaining adequate funding.
     INNO-206 (formerly DOXO-EMCH) is a prodrug for doxorubicin. Doxorubicin has demonstrated efficacy in a wide variety of cancers including breast cancer, lung cancer, sarcomas, and lymphomas. INNO-206 is a complex of doxorubicin attached to an acid sensitive linker. We believe this novel agent has attributes that improve on native doxorubicin, including reduction of adverse events, improvement in efficacy and the ability to preferentially reach the tumor. We intend to initially develop INNO-206 as a therapeutic for solid tumors, first pursuing small cell lung cancer, or SCLC, patients who are resistant to or have relapsed after initial chemotherapy. We received an IND from the FDA in the second quarter of 2007. We were granted the rights to INNO-206 in an exclusive license from from KTB Tumorforschungs GmbH in August 2006.
     INNO-305 is a WT1 peptide immunotherapeutic to which we were granted the rights in an exclusive license from the Memorial Sloan Kettering Cancer Center in December 2005. Pre-clinical data suggests that the multi-peptide therapy may be used to treat certain solid tumors and certain leukemias including acute myelogenous leukemia, or AML. We believe that INNO-305 may be able to overcome many of the challenges that other cancer vaccines have faced for several reasons including its ability to target WT1, AML being an immune responsive tumor, and ease of manufacture at a commercial scale. Additionally, the literature indicates that leukemia responds favorably to treatment with similar compounds. We began a Phase I clinical study of INNO-305 in October 2006 and the study is expected to be completed in late 2008, subject to obtaining adequate funding.
     We previously were developing INNO-105, a pentapeptide that we licensed from the Pennsylvania State University in March 2005, as an anti-cancer agent in pancreatic cancer. We began our own Phase I clinical study with INNO-105 in November 2005. The results of that clinical trial showed that INNO-105 appeared unlikely to achieve targeted plasma levels without demonstrating adverse side effects. Consequently, we discontinued development of INNO-105 in late September 2006 and terminated the license agreement in December 2006.
     We plan to develop and commercialize our product candidates. In addition, we intend to leverage our development infrastructure by acquiring and developing additional clinical candidates in the areas of oncology and hematology. Our success will depend our ability to raise the capital necessary to develop our current and any future product candidates, on the clinical and regulatory success of our product candidates, which we are in the early stages of development, and our ability to retain on commercially reasonable terms financial and managerial resources of which we currently have only a limited amount. To date, we have not received regulatory approval for any of our product candidates nor have we derived any revenues from their sale.
     We have retained a management team with core competencies and expertise in numerous fields, including research, clinical, regulatory, finance and business development. Our management and advisors are comprised of experienced pharmaceutical and biotechnology industry veterans and respected experts. We are led by our Chief Executive Officer, Steven Kelly, an industry veteran who has over 18 years of pharmaceutical experience.
The Oncology Therapeutics Market
     The American Cancer Society estimates that over 1.4 million people in the U.S. will be diagnosed with cancer in 2008, excluding basal and squamous cell skin cancers and in situ carcinomas except urinary bladder carcinomas. This is an increase of approximately 12.5% from the estimated number of new cancer diagnoses of approximately 1.2 million in 2000. We believe this growth rate is unlikely to decrease in the foreseeable future as the causes of cancer are multiple and poorly understood.
     Despite continuous advances made in the field of cancer research every year, there remains a significant unmet medical need as the overall five-year survival rate for a newly diagnosed cancer patient averages 66% according to the American Cancer Society. According to that same source, cancer is the second leading cause of mortality in the U.S. behind heart disease. The American Cancer Society estimates that one in four deaths in the U.S. is due to cancer.
     One of the main treatments for cancer is chemotherapy. There is often, however, a debilitating effect resulting from chemotherapy treatment or lingering morbidity associated with the chemotherapy treatment of cancer. Our goal is to develop compounds that can lengthen survival times and improve the quality of life of patients and cancer survivors.
     Even though there are a large number of patients, the treatment and management of cancer is performed by a limited number of professionals. According to information contained in a 2005 report of the American Medical Association, approximately 8,700 physicians treat the majority of cancer patients in the U.S. We plan to reach this prescriber base using a relatively small commercial infrastructure that we intend to develop in the future by either hiring internally or contracting with one or more third-party entities with an established sales force. These development plans are dependent on our raising additional capital, the success of tamibarotene, INNO-406, INNO-206, and INNO-305 and any technologies we might acquire in the future, and successful negotiation of commercial relationships for the commercialization of tamibarotene, INNO-406,

INNO-206, and INNO-305 and any technologies we might acquire in the future, none of which we have completed to date.
INNO-406
     Overview of Bcr-Abl Inhibition in CML
     Chronic myelogenous leukemia, or CML, is a type of blood cancer that occurs in approximately 4,570 patients per year in the United States. Approximately 95% of CMLs contain a genetic translocation known as Bcr-Abl. This gene variant signals the cells to proliferate. Bcr-Abl does not exist in normal cells.
     In 2001, Novartis AG, a large multi-national pharmaceutical company, won approval in the U.S. for its drug Gleevec. Gleevec is a chemical molecule specifically designed to stop Bcr-Abl from emitting its signals for cell growth. Gleevec proved effective in treating patients with CML by inhibiting Bcr-Abl. Patients remain on Gleevec as chronic therapy. The reported five-year survival rate for patients with CML has gone from approximately 35% before the approval of Gleevec in 2001 to approximately 90% in 2006. Worldwide sales of Gleevec in 2007 were $3.1 billion.
     Unfortunately, resistance to Gleevec has begun to occur. Resistance to Gleevec appears to occur due to amplification of the Bcr-Abl gene and in many cases mutations in the Bcr-Abl gene. In other cases, some of the genes that Bcr-Abl signals to turn on are becoming turned on independently of Bcr-Abl, making inhibition of the gene by Gleevec ineffective. Lyn is a member of the Src family of kinases. These kinases are known to be involved in sending out signals that drive cell growth. Lyn has been shown to be one of the genes that is turned on by Bcr-Abl and, in many Gleevec-resistant CMLs, it is known that Lyn is active. Activation of Lyn is therefore suspected of being another one of the mechanisms by which cells become resistant to Gleevec.
     The development of resistance to Gleevec means that a second generation of drugs is required to treat CML. These new drugs need to be able to inhibit Bcr-Abl even in its mutated form and should also independently turn off some other genes that Bcr-Abl normally activates.
     Dasatinib from Bristol-Myers Squibb, was the first of the second-generation Bcr-Abl inhibitors to gain U.S. marketing approval from the FDA. It obtained conditional U.S. marketing approval in June 2006 and was launched in July 2006. Dasatinib has high potency in inhibiting Bcr-Abl and also inhibits Src, a family of kinases known to be involved in cell growth. In clinical studies, dasatinib has shown good activity in Gleevec-resistant patients. However, there have also been concomitant side effects, including serious and life threatening pleural effusion, which is excess fluid around the lungs, and Grade 3/4 myelosuppression, which is significantly decreased blood cell production. In fact, it is estimated that two-thirds of patients experience dose reductions or interruptions and in data provided by Bristol-Myers Squibb 20% to 30% of patients that initiate dasatinib therapy discontinue due to intolerance. As a result of this side effect profile, Bristol-Myers Squibb gained approval for a lower dose regime of dasatinib in November 2007, hoping to reduce the adverse events experienced at the higher dose. This side effect profile is believed to be specific to dasatinib as other agents in this class have not shown this profile. It is not clear that a Bcr-Abl and Lyn inhibitor would have these side effects.
     Nilotinib, another second generation Bcr-Abl inhibitor developed by Novartis AG, gained conditional U.S. marketing approval from the FDA in October 2007. Nilotinib has potent activity against Bcr-Abl. In its Phase I clinical trial, nilotinib showed good activity in Gleevec-resistant patients. In Phase II clinical data presented at the American Society for Hematology conference in 2006, nilotinib showed efficacy similar to dasatinib in Gleevec resistant patients. Discontinuation from nilotinib due to resistance and/or intolerance occurred at a similar rate as with dasatinib.

     INNO-406
     INNO-406 is a novel drug developed by the Japanese pharmaceutical company Nippon Shinyaku. It was specifically designed to overcome the limitations of Gleevec in resistant CML. INNO-406 is roughly 25 to 55 times more potent at inhibiting Bcr-Abl in vitro than Gleevec. INNO-406 is also capable of inhibiting many of the mutated forms of Bcr-Abl in CML that are resistant to Gleevec. In addition, INNO-406 is capable of shutting down the expression of the gene Lyn. This ability to shut down the expression of Lyn is independent of INNO-406’s ability to inhibit Bcr-Abl.
     We believe that these properties of INNO-406, including its higher potency than Gleevec, the ability to inhibit the mutated forms of Bcr-Abl and the addition of Lyn inhibition, might make it an effective treatment for CML, although we are in the early stages of the product clinical testing and none of INNO-406’s effects have been clinically proven.
     Pre-clinical Data
     In pre-clinical cell-based studies, INNO-406 has consistently been shown to be 25 to 55 times more potent than Gleevec in blocking Bcr-Abl. The potency of INNO-406 extends to a series of Bcr-Abl mutations known to occur in Gleevec-resistant patients. INNO-406 showed good activity against 19 of 20 known mutations tested.
     In mice-leukemia models, INNO-406 has been shown to markedly extend the survival of animals implanted with Gleevec-resistant leukemic cells.
     In toxicology studies done in mice, rats, and dogs, INNO-406 appeared to be safe and well tolerated. A dose was described in dogs where no side effects were seen, which we used to calculate a starting dose in humans for our Phase I clinical trials.
     Clinical Data
     With the exception of the results from our Phase I study described below, there are no other clinical data to date for INNO-406. In general, however, pre-clinical results for Bcr-Abl inhibitors in CML have translated well into clinical outcomes. We initiated the first human clinical studies with INNO-406 in July 2006.
     Development Plan
     Our primary focus for the development of INNO-406 is a speed-to-market strategy where we hope to receive accelerated FDA approval of INNO-406 in dasatinib and nilotinib intolerant or refractory patients. In addition, we also might pursue INNO-406 as a treatment for other hematological diseases as well as solid cancer tumors. Our accelerated approval strategy for INNO-406 will focus on winning a subpart H approval in the U.S. in dasatinib and nilotinib intolerant and refractory patients. Subpart H approval is a federally mandated approval process reserved for life-threatening diseases in which a single study using surrogate endpoints can be used for approval. In oncology, subpart H strategies typically involve using response rates (tumor shrinkage) as the major endpoint of a study instead of the more traditional survival analysis generally used.
     Novartis used a subpart H strategy for the approval of Gleevec. Novartis used cytogenetic response to imatinib as the surrogate marker of drug efficacy for Gleevec. Bristol-Myers Squibb also used a subpart H strategy for the approval of dasatinib. We believe that INNO-406 can be approved using the same approach for CML patients that are intolerant or refractory to dasatinib or nilotinib. In addition, we also believe we can gain approval in Gleevec resistant patients by demonstrating an improved adverse event profile versus dasatinib. Any approval of INNO-406 will be dependent on whether we can prove its safety and efficacy.

     Phase I Study. Our Phase I clinical study used a modified continual dose reassessment method at six sites, the MD Anderson Cancer Center at the University of Texas, the H. Lee Moffit Cancer Center in Tampa, Florida, the Johann Wolfgang Goethe University Hospital in Germany, the Universitat Heidelberg in Germany, Charite Hospital, in Germany and Sheba Medical Center in Israel. Gleevec (imatinib) resistant or refractory patients have been enrolled in cohorts of three to six patients with a starting dose of 30 mg per day. After all patients in a cohort were treated for two weeks and no serious or life-threatening adverse events were seen, the dose was escalated by 100%. The study used both a once-a-day and twice-a-day oral treatment schedule. The endpoints of the Phase I study were the safety and toxicology profile of INNO-406 as well as its efficacy as measured by hematological, cytogenetic and molecular responses.
     Preclinical data showed that 19 out of 20 mutations of the disease associated with Gleevec-resistance are sensitive to INNO-406, and this preclinical data was demonstrably predictive of the clinical activity reviewed to date. Results from our Phase I study indicate that evidence of the following clinical activity has been demonstrated in heavily pretreated patients who are intolerant or resistant to imatinib and multiple second-generation tyrosine kinase inhibitors:
•	INNO-406 was generally well tolerated in these heavily pre-treated patients;

•	No Grade 3/4 pleural effusions, peripheral edema, or pericardial effusions were observed;

•	There was a low rate of hematological toxicity; and

•	There was a minimal mean QTc effect.
     In January 2007, the FDA granted orphan drug status to INNO-406 for the treatment of Gleevec-resistant or intolerant CML.
     Phase II Pivotal Study. We intend to conduct a Phase II clinical study of approximately 240 chronic phase patients that cannot tolerate or are not responding dasatinib or nilotinib (third line). We submitted a special protocol assessment, or SPA, with the FDA for this study and resubmitted it in Mid-2008 based on FDA comments. An SPA is typically an “agreement” between a company and the FDA on the study design, the endpoints of the study and the data analysis. An SPA is intended to provide assurance that if pre-specified trial results are achieved, they may serve as the primary basis for an efficacy claim in support of a New Drug Application, or NDA, by a company.
     We believe that recruitment can be completed within one year, based on an aggressive recruitment strategy using 50 to 60 sites worldwide. We expect to use hematologic and cytogenetic response data from these patients to prepare an NDA.
     The ability to commence this study or any other further testing on this product candidate is contingent upon us obtaining adequate funding.
Tamibarotene
     Background
     Acute promyelocytic leukemia, or APL, is a specific type of acute myeloid leukemia characterized by the t(15;17) translocation, which fuses the promyelocytic leukemia, or PML, gene on chromosome 15 to the retinoic acid receptor, or RAR, g gene on chromosome 17. This fusion causes abnormal cell growth.
     Differentiation therapy with all-trans retinoic acid, or ATRA, is the basis for the treatment of APL. Differentiation therapy causes leukemic promyelocytes to mature and undergo cell death. Patients typically receive ATRA in combination with chemotherapy as the initial therapy followed by anthracycline-based consolidation therapy designed to produce complete remission. The majority of patients treated this way generally experience a complete remission of disease. Current National Comprehensive Cancer Network guidelines recommend patients then undergo one to two years of maintenance therapy with ATRA to prevent a recurrence. ATRA therapy is associated with several toxicities, the most serious of which is retinoic acid syndrome, or RAS, a serious and potentially fatal complication characterized by fever, dyspnea (breathing difficulties), weight gain, pulmonary infiltrates (abnormal accumulation in the lungs), and pleural or pericardial effusions (excess fluid around the lungs or heart), that occurs in up to 25% of patients treated with ATRA.
     Unfortunately, the duration of remission induced by treatment with ATRA alone is typically short. In addition, patients often fail to respond to a second course of treatment with ATRA. Currently, patients who fail ATRA-based therapy are treated with arsenic trioxide, a compound administered intravenously and associated with significant toxicity including irregular heartbeat. There is no standard of care for patients who do not respond to ATRA and arsenic trioxide.
     Tamibarotene was developed to specifically overcome resistance to ATRA. In vitro, tamibarotene is approximately 10 times more potent than ATRA at causing APL cells to differentiate and die. In addition, tamibarotene has a lower affinity for cellular retinoic acid binding protein, or CRABP, which we believe should allow for sustained plasma levels during administration, resulting in increased efficacy because patients can experience benefits from the drug over a longer period of time. Tamibarotene does not bind the RAR-g receptor, the major retinoic acid receptor in the dermal epithelium, which should lessen the occurrence of RAS. In clinical studies, the rate of RAS appeared to be low.
     Pre-clinical data
     In a variety of preclinical models, tamibarotene was superior to ATRA with regard to the ability to cause APL cells to differentiate and die. In the clinical setting, in vitro response to tamibarotene appeared predictive of clinical response, including activity in patients who had a poor response to ATRA.
     Clinical data
     Tamibarotene is approved in Japan under the brand name Amnolake® for use in recurrent APL. The approval was based on data from two studies in Japanese patients. In the pivotal study, the effectiveness of orally administered tamibarotene was evaluated in 39 patients with APL, including patients who had never received treatment for APL and patients who had been previously treated with ATRA. Tamibarotene was administered orally at a dose of 6 mg/m2/day for eight weeks. The overall response rate in these patients was 61.5%. In patients who had a recurrence of APL following ATRA therapy, the response rate was 81%. RAS was reported in three patients, or 7.3% of the patient group.
     Development Plan
     We initiated a pivotal study in ATRA and arsenic trioxide refractory APL under an SPA from the FDA in the fourth quarter of 2007. The study is designed to collect pharmacokinetic, safety and efficacy data in approximately 50 patients. We anticipate that this study will take approximately 18 months to complete. We believe that this study, in combination with the data from the two Japanese studies, would form the basis of an NDA. If the results of the study are positive, we believe that we would be able to file the NDA with the FDA in late 2009.
     The ability to continue and conclude this study or any other further testing on this product candidate is contingent upon us obtaining adequate funding.

     In addition, a Phase III study is currently being conducted in Japan by the Japan Adult Leukemia Group comparing ATRA to tamibarotene for the maintenance treatment of APL. If positive, data from this study could potentially form the basis of a supplemental NDA application.
INNO-206
     Background
     Anthracyclines are a class of drugs that are among the most commonly used agents in the treatment of cancer. Doxorubicin, the first anthracycline to gain FDA approval, has demonstrated efficacy in a wide variety of cancers including breast cancer, lung cancer, sarcomas, and lymphomas. However, due to the uptake of doxorubicin by various parts of the body, it is associated with side effects such as cumulative cardiotoxicity, myelosuppression (decreased production of blood cells by bone marrow), gastrointestinal disorders, mucositis (inflammation of the mucous membranes lining the digestive tract, including the mouth), stomatitis (inflammation of the mouth’s soft tissue), and extravasation (the leakage of intravenous drugs from the vein into the surrounding tissue).
     INNO-206 (formerly DOXO-EMCH) is a prodrug for doxorubicin. Specifically, it is the (6-Maleimidocaproyl) hydrazone of doxorubicin. Essentially, this chemical name describes doxorubicin (DOXO) attached to an acid sensitive linker (EMCH). We believe this novel agent has attributes that improve on native doxorubicin, including reduction of adverse events, improvement in efficacy and the ability to reach the tumor more quickly.
     Our anticipated mechanism of action for INNO-206 is as follows:
•	after administration, INNO-206 rapidly binds endogenous circulating albumin through the EMCH linker;

•	circulating albumin preferentially accumulates in tumors, bypassing uptake by other non-specific sites including the heart, bone marrow and the gastrointestinal tract;

•	once albumin-bound INNO-206 reaches the tumor, the acidic environment of the tumor causes cleavage of the acid sensitive linker; and

•	free doxorubicin is released at the site of the tumor.
     Pre-clinical data
     In a variety of preclinical models, INNO-206 was superior to doxorubicin with regard to ability to increase dosing, antitumor efficacy and safety, including a reduction in cardiotoxicity.
     Clinical data
     A Phase I study of INNO-206 that demonstrated safety and objective clinical responses in a variety of tumor types was completed in 2005 and presented at the March 2006 Krebskongress meeting in Berlin. In this study, doses were administered at up to six times the standard dosing of doxorubicin without an increase in observed side effects over historically seen levels with doxorubicin. Objective clinical responses were seen in patients with sarcoma, breast, and lung cancers.
     Development Plan
     Based on the objective clinical responses seen in the Phase I study, we intend to initially develop INNO-206 as a therapeutic for solid tumors. The first indication we intend to pursue is small cell lung cancer, or SCLC, patients who are resistant to or have relapsed after initial chemotherapy. This indication has a very poor prognosis with the current standard of care, topotecan, which is used in approximately 30% of patients. Based on the existing preclinical and clinical data for INNO-206, we believe there is the potential to demonstrate superiority to topotecan in the second-line SCLC setting.
     Phase II Study. We received an IND from the FDA in the second quarter of 2007. The first study we intend to conduct will be a single arm study in SCLC patients who are resistant to or have relapsed after initial chemotherapy. The objectives of the study will be to establish response rate, overall survival and side effect profile in this indication. There is currently no timeframe for the start of this study as it is contingent upon our obtaining financing and/or partnerships as well as available therapies for this indication at the time of initiation.
     Beyond this initial indication, we intend to explore the utility of INNO-206 in chemotherapy regimens that currently include doxorubicin, both for solid tumor and other indications. If the Phase I data were to hold up in larger randomized studies, we believe the potential exists for INNO-206 to replace doxorubicin, based on higher efficacy and improved side effect profile, although this has not been proven.
INNO-305
     Immunotherapy Overview
     Immunotherapy, simply, is the use of an external substance to stimulate an individual’s immune system with the intent of fighting off a corresponding disease. The immune system is composed of a network of immune cells that include T lymphocytes (T cells) and B lymphocytes (B cells). There are also specific subtypes of each. For example, two kinds of T cells are the cytotoxic T cells (CTL) and the helper T cells (HTL). Each has a specific role to play in fighting off disease. CTLs are the part of the immune system that is programmed to identify and kill cells that contain a specific antigen. HTLs are a different part of the immune system that release chemical messengers called cytokines that recruit other immune cells to the site of attack. HTLs also help CTLs do their job. Immunotherapy, generally, harnesses these different parts of the immune system to assist the body in warding off disease.
     Commonly recognized examples of immunotherapy include childhood immunizations, where children receive vaccines against measles, mumps, and rubella among others. In these cases, weakened or inactivated viruses are injected into the body and become recognized by the immune system as foreign antigens and therefore candidates for elimination. If the individual is subsequently exposed to this virus, the immune system knows to eliminate it before it becomes a potential health threat.
     Cancer immunotherapy works in a similar way, although the goal here is treatment not prevention. Cancerous cells or small proteins known to be part of cancerous cells are introduced to the body in the hope of generating an immune response against the particular cancer.
     INNO-305 (WT1) Immunotherapy
     Wilms tumor protein, or WT1, is a well known and well characterized protein found in the human body. WT1 is normally produced at the embryonic stage of human development and, as people age, expression of the protein is reduced and nearly eliminated. In normal adults, WT1 is present but at very low levels. However, in the case of certain cancers, including acute myelogenous leukemia, or AML, chronic myelogenous leukemia, non-small cell lung cancer and mesothelioma, the protein is found in very high levels. Because normal levels of WT1 are low and cancer levels of WT1 are high, we believe WT1 is an attractive target for cancer immunotherapy.
     In collaboration with David Scheinberg, M.D., Ph.D. at the Memorial Sloan-Kettering Cancer Center, New York, New York, we have designed a series of four small protein fragments or peptides that mimic different parts of the whole naturally occurring WT1. The intent is to administer these peptides, designated as INNO-305, and to stimulate the immune system — specifically the T cell response — to recognize WT1 as foreign and kill the cells that contain and produce WT1. Two of the peptides are designed to activate CTLs and the other two are designed to activate the HTLs. We believe this dual modality activation of the immune system will lead to an enhanced immune response against the native WT1 protein, however, we have not proven this. The immunotherapy peptides that we believe will activate the HTLs and CTLs include both normal and slightly altered fragments from the WT1 protein, so called heteroclitic peptides. Heteroclitic peptides are designed to interact with CTLs much more efficiently than normal protein fragments, thereby activating the immune system in a more robust fashion.
     Our initial disease target for INNO-305 is AML. AML is a disease of white blood cells. Abnormal white cells or leukemic blasts grow in the blood and bone marrow leading to anemia, bruising, bleeding and infections. As the leukemic blasts highly express WT1, we believe that INNO-305 has potential as a therapy against AML, although this has not been proven. WT1 expression is not limited to AML. Other tumors that express high levels of WT1 include non-small cell lung cancer, mesothelioma, gliomas, multiple myeloma and ovarian cancer. Each of these areas represents potential future indications for INNO-305.
     Pre-clinical Data
     To date, several peptides taken directly from the WT1 protein have been shown in pre-clinical studies to be able to activate CTLs. In these pre-clinical studies, these activated CTLs directly kill WT1-expressing leukemia cells, confirming that the target is present and can be recognized by the immune system in leukemic cells.
     These data led us to experiment with a heteroclitic approach. In this approach, normal WT1 peptides are altered by substituting amino acids to make a new fragment that activates CTLs more efficiently. Through numerous pre-clinical assays, we were able to identify two heteroclitic peptides of WT1 that resulted in much stronger activation than was seen with previously reported WT1 peptides. These two peptides were included in INNO-305.
     In addition, there are reports published in Blood and in abstract 5-9 from the 2nd International Conference on WT1 in Human Neoplasia of using larger peptide fragments to stimulate a HTL response against WT1. The reports have shown that these HTLs are capable of directly killing leukemic cells expressing WT1. We have identified two larger peptides that appear efficient at activating HTLs against WT1-expressing leukemic cells. These two larger peptides have also been incorporated in INNO-305.
     Clinical Data
     Prior to our licensing of INNO-305, the safety profile and clinical activity of similar but not identical WT1 immunotherapies had been reported in 37 AML patients (Table 1). INNO-305 is designed to activate both CTLs and HTLs unlike the German and Japanese therapies discussed below, which only stimulate a CTL response, which we believe is a potential disadvantage for these agents.
     A team led by Professor Sugiyama of Osaka University, Japan has studied a natural and modified WT1 peptide immunotherapy at Phase I in 13 AML patients and a modified WT1 peptide immunotherapy at Phase II. Of the 13 patients studied at Phase I, nine had an immune response to the immunotherapy. Four of these patients had complete responses of 6, 30+, 31+ and 31 months duration, respectively. In a Phase II study using the modified peptide in eight patients, six patients were in complete remission at the start of study but had high levels of WT1 making them more susceptible to relapse. Following immunotherapy, three of these patients had stabilization of WT1 levels lasting for 6+, 6 and 4 months.
     Dr. Anne Letsch and colleagues of Charité Hospital, Berlin, Germany, have administered a natural WT1 peptide to 16 patients with AML (four at Phase I, 12 at Phase II). In two of the Phase I patients with blasts counts of 5-10% on study entry, a complete remission was induced for 6 and 30+ months, respectively. In both patients, raised CTL levels indicated an immune response to the therapy. In the 12 Phase II AML patients, eight out of 12 had an immune reponse to the immunotherapy as measured by raised CTL levels. Two patients with active disease were induced into complete remission for 12 and 30+ months, respectively.
     In the first three studies in Table 1, 19 out of 29 patients demonstrated an immune response. Immune responses have not yet been analyzed for the fourth study. As a result, we believe that the clinical data suggest that WT1 immunotherapy can successfully generate an immune response, although we need to prove this in clinical studies. If this can be proven, we also hope to prove that INNO-305 can achieve clinically meaningful responses especially in patients with low levels of leukemic disease, which are those patients with durable complete remissions ranging from six to 31 months or more. We believe that prolonged treatment with INNO-305 needs to be explored to determine whether it prolongs survival. We plan to study the effects of prolonged treatment in clinical studies.
     Table 1.

Investigator	Country	Disease	Phase	No. of Patients
Letsch et al.	Germany	AML	I	4
Letsch et al.	Germany	AML/MDS	II	12
Sugiyama et al.	Japan	AML	I	13
Sugiyama et al.	Japan	AML	II	8
     The clinical benefit of WT1 immunotherapy has also been demonstrated in other diseases including breast cancer, myelodysplasia, glioma and multiple myeloma. Clinical trials are currently being conducted by third parties in some of these disease areas including a Phase I study on WT1 immunotherapy led by Dr. Satoshi Murita that was published showing good safety and evidence of efficacy.
     In the ongoing Phase I clinical study at Memorial Sloan Kettering, the vaccine appears to be safe and well tolerated.
     Development Plan
     Phase I Study. We engaged Memorial Sloan-Kettering Cancer Center to conduct, on our behalf, a first in-human Phase I study of INNO-305 in patients with AML, myelodysplastic syndrome and lung cancer at Memorial Sloan-Kettering. The purpose of this study, which began in October 2006, is to identify the safety of the immunotherapy and to determine whether an immune response to INNO-305 is induced and to establish any clinical effect of INNO-305. This study is expected to be completed in late 2008, subject to obtaining adequate funding.
     Phase II/III Pivotal Study. As noted above, data from the Japanese and German researchers shows the potential for the clinical benefit from a WT1 immunotherapy and suggests that INNO-305 will be most effective when there is a low disease burden, such as following positive hematological response in patients with AML, where minimal residual disease may still pose a relapse risk. However, this has not been proven.
     Based on our understanding of the data, we intend to move to a pivotal Phase II/III registration study in elderly patients with AML, comparing the effect on survival between INNO-305 and best supportive care. We have chosen this patient group to study for two reasons. First, they have a high risk of relapse and the eradication of minimal residual disease, or MRD, should improve their survival. Second, the elderly tend to poorly tolerate conventional chemotherapy, which we believe makes a low toxicity therapy such as INNO-305 a desirable therapeutic option. Based on these characteristics, we believe the regulatory authorities will look favorably at a registration study in elderly AML patients. There is currently no timeframe for the start of this study as it is contingent upon us obtaining financing and/or partnerships as well as available therapies for this indication at the time of initiation.

     Competition
     INNO-406. There are currently two main competitors to INNO-406 in the Gleevec-resistant CML market. These are dasatinib and nilotinib. Although both of these drugs recently completed clinical testing and have begun commercialization, we believe the head-start in development will not prove critical in the commercial setting because CML is becoming a chronic condition much like HIV or depression and that the market for treatment is large enough to accommodate several drugs.
     Dasatinib from Bristol-Myers Squibb is the furthest ahead of the second-generation Bcr-Abl inhibitors. Dasatinib gained conditional U.S. marketing approval from the FDA in June 2006 and Bristol-Myers Squibb began distributing the product in July 2006. Dasatinib has high potency in inhibiting Bcr-Abl and also inhibits Src, a family of kinases known to be involved in cell growth. In clinical studies, dasatinib has shown good activity in Gleevec-resistant patients. However, there have also been concomitant side effects, including serious and life threatening pleural effusion. In various studies presented to date, roughly 20% to 30% of the patients that start therapy are discontinuing. We believe a significant number of these patients are discontinuing due to the side effect profile of the drug. This side effect profile may be related to Src inhibition, but that has not yet been proven.
     Nilotinib from Novartis AG gained conditional U.S. marketing approval from the FDA in October 2007. Nilotinib has potent activity against Bcr-Abl. In its Phase I clinical trial, Nilotinib showed good activity in Gleevec-resistant patients. In Phase II clinical data presented and the American Society for Hematology conference in 2006, nilotinib showed efficacy similar to dasatinib in Gleevec resistant patients with similar rates of resistance and intolerance in patients.
     Other clinical compounds in development for refractory CML include:
•	Wyeth’s SKI-606 which is a Src inhibitor similar to dasatinib and is currently in a Phase III trial; and
•	Ceflatoninâ from Chemgenex, a plant alkaloid primarily targeting a single Bcr-Abl mutation known as T315I, which is in a Phase II/III clinical trial.
     Tamibarotene. To the best of our knowledge, there are no competitors in clinical development for refractory APL. Currently, treatment of APL is based on induction and maintenance therapy with ATRA and chemotherapy (typically idarubicin). ATRA and idarubicin are both generic compounds. Arsenic trioxide, currently marketed by Cephalon, is approved for use in patients who have relapsed after ATRA-based therapy in APL. There are no FDA approved therapies for patients who have failed arsenic trioxide. In practice, it appears that patients who fail arsenic trioxide are retreated with ATRA or receive Mylotarg®, which is marketed by Wyeth Pharmaceuticals.
     INNO-206. We are aware of two compounds in late stage testing for SCLC. The first compound is picoplatin from Poniard Pharmaceuticals. Picoplatin is a platinum agent that is currently in a Phase III study in SCLC. The Phase III study looks to compare picoplatin in combination with best supportive care alone in patients who were refractory to platinum therapy or failed to respond to platinum therapy within six months. Assuming financing, we plan to test INNO-206 in patients who initially had a response on platinum therapy.
     The second compound in development in SCLC is amrubicin from Celgene. Amrubicin is a synthetic anthracycline currently approved in Japan for use in lung cancer. Celgene initiated a Phase III study in October 2007 in relapsed and refractory SCLC patients based on Phase II data from Japan, which is showing a survival of between 9.2 and 11.7 months in this population.
     Amrubicin and doxorubicin are both anthracyclines. We believe that the albumin-binding ability of INNO-206 will allow the compound to overcome many of the side effect issues typically associated with anthracyclines. We also believe that using albumin as a carrier will allow for higher dosing and greater efficacy.
     INNO-305. To the best of our knowledge, there are currently two WT1-specific peptide immunotherapies in clinical development. A Japanese academic group (Sugiyama, et. al.) has developed a heteroclitic approach for WT1 that appears to activate only CTLs. The Japanese approach is specific only for patients with the HLA*A2402 haplotype (a haplotype refers to the genetic makeup of a person’s immune system). The HLA*A2402 is a haplotype common in Japanese patients but relatively uncommon outside of Asia.
     A German academic group (Keilholz, et. al.) has developed a native peptide WT1 immunotherapy that is currently in Phase II. There appears to be no intellectual property protection for the peptide being used, which we believe makes its commercial development unlikely.
     A peptide immunotherapy approach against proteinase 3 called PR1 has entered a Phase III study in AML after promising Phase I data. Although this immunotherapy is further ahead in development, we believe INNO-305 is superior for the following reasons. First, WT1 appears to be a superior target for AML since it is directly involved in leukemic cell growth and has been shown clinically to be a poor prognosticator for AML. Second, INNO-305 involves a heteroclitic approach which should induce a stronger CTL response. The PR1 candidate does not use a heteroclitic approach. Third, INNO-305 involves both a CTL and HTL response. It appears that the PR1 approach stimulates only a CTL response. In addition, because PR1 targets a different protein, there is the potential to combine it with INNO-305 in therapy. Assuming our studies are successful, the clinical data we generate will determine the best way to use each immunotherapy in patients.
     Cell Genesys is developing GVAX®, a vaccine for acute leukemias. GVAX for leukemia is comprised of a patient’s own cancer cells mixed with cells from cultured cell lines. All cells are then genetically modified to express granulocyte-macrophage colony-stimulating factor or GM-CSF. GM-CSF is a naturally occurring substance that is made by the body in response to infection or inflammation. GVAX for leukemia is currently in a Phase II study. We believe that the autologous/allogeneic immunotherapy approach is a difficult process to commercialize because of logistical and quality control problems that arise with the harvesting of a person’s cells, transferring those cells to a centralized manufacturing site, growing and/or modifying those cells and shipping them back to be administered to the individual. It is also unclear what the immunotherapy specifically targets for immune recognition, which makes it difficult, in our view, to determine if the correct immune responses are being made. For these reasons, we believe INNO-305 immunotherapy is a superior approach, assuming we can prove its efficacy.
     General. Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our field of research and development occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to raise and devote substantial resources and efforts to our research and development activities. Our most significant competitors, among others, are fully integrated pharmaceutical companies such as Novartis (Gleevec), Eli Lilly (Alimta), Bristol-Myers Squibb (Erbitux) and Sanofi-Aventis (Eloxatin), and more established biotechnology companies such as Genentech (Avastin and Tarceva) and Imclone Systems (Erbitux), which have substantially greater financial, technical, sales, marketing, and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.
     Other Compounds — Building Our Pipeline
     In order to leverage the infrastructure that we plan to develop and to better mitigate risk, we plan to in-license other clinical stage product candidates. We also plan to license pre-clinical technologies that appear promising, making decisions to fully commit resources only after pre-defined clinical endpoints are achieved.

We believe this will allow us to replicate the target identification/therapeutic candidate development function without taking on the significant overhead costs usually associated with research and development. Additionally, we will not commit our product pipeline to a single platform or approach (i.e., monoclonal antibodies, antisense, recombinant DNA technology, cell culture technology, etc.), which we believe will better diversify our risk. All plans to leverage our infrastructure are dependent on us raising additional capital or attracting partners.
     License Agreements and Intellectual Property
     Our goal is to procure, maintain and enforce robust patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and make, use and sell our products without infringing the proprietary rights of third parties, both in the United States and abroad. It is our continued mission to actively seek the broadest intellectual property protection available for our current product candidates, which are INNO-406, tamibarotene, INNO-206, INNO-305, future product candidates and any other proprietary technologies and/or assets through a combination of strategic contractual alliances and diversified intellectual property protection and enforcement, worldwide. We believe we accomplish our goals through a thorough business, technical and legal review of the intellectual property rights we intend to license, the inclusion of favorable and protective provisions in our license agreements and our entry into non-disclosure and intellectual property assignment agreements with the persons and entities with whom we contract, including our employees.
     We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors and consultants, which collectively represent a highly valued intangible asset. To help protect our proprietary know-how and other inventions for which patent protection may be difficult to enforce or easy to design around, we continue to rely upon trade secret protection. To this end, we require all of our employees, consultants, advisors and other contractors to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions conceived during service with our company.
INNO-406
     In December 2005, we entered into an exclusive worldwide (with the exception of Japan) royalty-bearing license agreement with Nippon Shinyaku, including the right to grant sub-licenses, for the intellectual property relating to INNO-406 in any field. The Nippon Shinyaku license agreement expires on a country-by-country basis upon expiration of the subject patent rights. The INNO-406 license covers two PTC applications filed in 2003 and 2004, respectively.
     In consideration for the grant of the license to INNO-406, in January 2006 we paid Nippon Shinyaku an initial license fee of $600,000, and agreed to make additional payments in the aggregate amount of $13,350,000 (including $5,000,000 upon the product’s first final marketing approval) upon the achievement of clinical and regulatory milestones up to and including approvals in the U.S. and Europe. We also issued to Nippon Shinyaku 400,000 shares of our common stock. We also agreed to pay:
•	commercially reasonable royalties based on a percentage of net sales (as defined in the Nippon Shinyaku license agreement), dependent on reaching certain revenue thresholds;

•	annual minimum payments if sales of INNO-406 do not meet specified levels; and

•	a percentage of non-royalty sub-licensing income (as defined in the Nippon Shinyaku license agreement).
     The Nippon Shinyaku license agreement includes covenants that require us to, among other things: file an NDA by a specific date and use our commercially reasonable efforts to bring a licensed product to market. In the event that we breach a material term of the Nippon Shinyaku license agreement, Nippon Shinyaku has the option to terminate the agreement following the giving of notice and an opportunity to cure any such breach.
     Tamibarotene
     On December 6, 2006, we entered into a license agreement with TMRC Co., Ltd. for the license of patent rights held by TMRC for the North American development and commercialization of tamibarotene. The license granted to us is exclusive, applies to all products that may be subject to the licensed intellectual property and may be used in the treatment of acute promyelocytic leukemia, or APL. We may sublicense the intellectual property in our sole discretion. TMRC granted us an option to include within the license the use of the drug in other fields in oncology including multiple myeloma, myelodysplastic syndrome, and solid tumors.
     We paid TMRC a license issue fee of ¥10,000,000 (approximately $85,000 at time of payment) on execution of the agreement. Under the license agreement, we must pay TMRC royalties based on net sales and make payments to TMRC in the aggregate of ¥490,000,000 (approximately $4,400,000 as of December 31, 2007) upon meeting clinical, regulatory and sales milestones up to and including the first commercial sale of the product for the treatment of APL.
     Under the agreement, we must use commercially reasonable efforts to conduct the research and development activities we determine are necessary to obtain regulatory approval to market the product in those countries in North America that we determine are commercially feasible.
     The license agreement expires with the expiration of the subject patent rights or 15 years from the date of first commercial sale of product in North America, whichever is later. The agreement may be terminated if either party is in breach and the breach is not cured within a required amount of time. We may also terminate the agreement in the event of a material change in the safety profile of the technology that makes continued development impossible.
     On September 10, 2007, we entered into a license agreement with TMRC for the license of patent rights held by TMRC for the European development and commercialization of tamibarotene. The license granted us is exclusive, applies to all products that may be subject to the licensed intellectual property and may be used in the treatment of acute promyelocytic leukemia and human hematological malignancies, including multiple myeloma, myelodysplastic syndrome, chronic myelocytic leukemia, acute myelocytic leukemia and solid tumors other than hepatocellular carcinoma. We may sublicense the intellectual property in Europe at our sole discretion.
     We were required to pay TMRC a license issue fee of approximately ¥80,000,000, of which ¥18,000,000 (approximately $160,000 at time of payment) was due and paid within 30 days of executing the agreement. We must pay the remaining ¥62,000,000 (approximately $552,000 as of December 31, 2007) upon the earlier of a funding event or March 31, 2008. In addition, we are required to pay ¥60,000,000 (approximately $535,000 as of December 31, 2007) upon the earlier of June 30, 2008 or the achievement of one-half of the patients enrolled in its tamibarotene STAR clinical study. The license issue fee and the non-contingent milestones were all recorded as research and development expense, at prevailing currency rates at the time of the agreement, for the year ended December 31, 2007. The non-contingent milestones are included in accrued expenses as of December 31, 2007 and have been marked to market based on prevailing currency rates as of December 31, 2007. Under the license agreement, we must pay TMRC royalties based on net sales and make additional payments, other than those discussed above, to TMRC in the aggregate of approximately ¥420,000,000 (approximately $3.7 million as of December 31, 2007) upon meeting various clinical and regulatory milestones.
     All payments due under this agreement, as well as our agreement for the North American rights to tamibarotene with TMRC, are required to be made in Japanese Yen. The ultimate United States dollar amount paid under these agreements will depend on the foreign currency exchange rates at the time of payment. We do not currently employ any hedging strategies related to these payments.
INNO-206
     On August 18, 2006, we entered into a license agreement with KTB Tumorforschungs GmbH for the license of patent rights held by KTB for the worldwide development and commercialization of INNO-206. The license granted to us is exclusive and worldwide, applies to all products that may be subject to the licensed intellectual property and may be used in all fields of use. We may sublicense the intellectual property in our sole discretion. KTB granted us an option to include within the license any technology that is claimed or disclosed in the licensed patents and patent applications for use in the field of oncology. We also have the right of first refusal on any license that KTB wishes to make to a third party regarding any technology that is claimed or disclosed in the licensed patents and patent applications for use in the field of oncology.
     We paid KTB a license issue fee of $500,000 on execution of the agreement. Under the license agreement, we must make payments to KTB in the aggregate of $7,500,000 upon meeting clinical and regulatory milestones up to and including the product’s second final marketing approval. We also agreed to pay:
•	commercially reasonable royalties based on a percentage of net sales (as defined in the KTB license agreement);

•	a percentage of non-royalty sub-licensing income (as defined in the KTB license agreement); and

•	milestones of $1,000,000 for each additional final marketing approval should we pursue them.
     In the event that we must pay a third party in order to exercise our rights to the intellectual property under the agreement, we will deduct a percentage of those payments from the royalties due KTB, up to an agreed upon cap. This deduction includes a percentage of any payments that might be required to be made by us to Bristol-Myers Squibb. Bristol-Myers Squibb holds a patent on technology that might be considered to block the patents and patent applications that are the subject of the license agreement with KTB. We have begun discussions with Bristol-Myers Squibb to develop a mutually beneficial arrangement.
     Under the agreement, we must use commercially reasonable efforts to conduct the research and development activities we determine are necessary to obtain regulatory approval to market the product in those countries that we determine are commercially feasible. Under the agreement, KTB will use its commercially reasonable efforts to provide us with access to suppliers of the active pharmaceutical ingredient of the product on the same terms and conditions as may be provided to KTB by those suppliers.
     The license agreement expires on a product-by-product basis upon expiration of the subject patent rights. We have the right to terminate the agreement on 30 days notice, provided we pay a cash penalty to KTB. KTB may terminate the agreement if we are in breach and the breach is not cured within a required amount of time or if we fail to use diligent and commercially reasonable efforts to meet various clinical milestones.
INNO-305
     In December 2005, we entered into an exclusive worldwide royalty-bearing license agreement with the Sloan-Kettering Institute for Cancer Research, or SKI, including the right to grant sub-licenses, for the intellectual property relating to INNO-305 for all diseases, disorders and/or conditions, including but not limited to, oncology. The SKI license agreement expires on a country-by-country basis upon expiration of the subject patent rights. The INNO-305 license agreement includes a PTC patent application published in 2005;

three U.S. provisional patent applications filed in 2005; and a U.S. continuation patent application claiming priority to an application filed in 2003.
     In consideration for the grant of the license to INNO-305, in January 2006 we paid SKI an initial license fee of $200,000 and agreed to make additional payments in the aggregate amount of $3,600,000 upon the achievement of clinical and regulatory milestones through the product’s first approval. We also agreed to pay:
•	commercially reasonable royalties based on a percentage of net sales (as defined in the SKI license agreement);

•	an annual license maintenance fee of $100,000 beginning on the first anniversary of the agreement and ending on the first commercial sale of INNO-305 (but not required to be paid in any year in which we make a milestone payment);

•	annual minimum payments for sales of INNO-305 for specified indications;

•	a percentage of non-royalty sub-licensing income (as defined in the SKI license agreement); and

•	milestones of $750,000 for each additional final marketing approval should we pursue them.
     The SKI license agreement includes covenants that require us to, among other things: initiate clinical trials by specific dates or pay financial penalties, which could be severe; use our commercially reasonable efforts to bring a licensed product to market; and prosecute and maintain patents related to INNO-305. In the event that we breach a material term of the SKI license agreement, SKI has the option to terminate the agreement following the giving of notice and an opportunity to cure any such breach.
Clinical Research Organizations
     Our clinical trials are conducted by third-party clinical research organizations with whom we contract. We strive to negotiate terms with these third-parties that allow us to transfer the data and other results of the trials that they might perform for us to us or to another third party so that in the event the third-party provider stops performing or we wish to replace the third party for any reason, we will be entitled to the data and can transfer it quickly to another party to complete the trial. We believe that there is a sufficient number of clinical research organizations that should we need to replace any with whom we might have contracted we will be able to do so. We have contracted with Memorial Sloan Kettering Cancer Center to conduct our INNO-305 Phase I study and contracted with a third-party clinical research organization to conduct our Phase I trial for INNO-406 and our Phase II study for tamibarotene. We have a transfer of data clause in each of these contracts.
Manufacturing and Marketing
     We own no manufacturing facilities. We have contracted with various contract manufacturing facilities for supply of our active pharmaceutical ingredient, or API, and finished product for each of our products currently in a clinical study. We currently have agreements in place with these manufacturers for the supply of product for all of our current clinical studies. Pursuant to the license with TMRC, TMRC will provide us with tamibarotene at a fixed price and in a quantity sufficient to meet our clinical and commercial needs. We entered into a definitive supply agreement for these needs, on the commercial terms established in the license agreement in the first half of 2007. We plan to continue to use third-party manufacturers to produce material for use in future clinical trials and, if any of our products are approved for marketing, for commercial product. This manufacturing strategy will enable us to direct our financial resources to product development, without devoting resources to the time and cost associated with building large manufacturing plants. Other than noted above, we do not have any supply contracts for our product candidates in place at this time.

     We plan to establish our own sales and marketing infrastructure and commercialize the products ourselves in the U.S. We intend to seek a third party marketing partner for commercialization outside of the U.S. Any such infrastructure or third party marketing agreement would be established only once one or more of our drug candidates is close enough to being approved for marketing.
Employees
     As of March 31, 2008, we had a total of four employees. In January and February 2008 we terminated four employees to conserve financial resources. We believe our relationships with our employees are satisfactory. None of our employees is represented by a labor union.
Scientific Advisory Board
     We retain the services of several qualified individuals on our Scientific Advisory Board. The Scientific Advisory Board meets on an as needed basis if significant developments or new information become available and require expert review. These meetings serve primarily as an opportunity to review our scientific, research and clinical development plans from the perspective of key opinion leaders in the medical community. The meetings also provide a forum in which members provide specific advice concerning the design of clinical research protocols that we intend to utilize for the development of our drug candidates. Meetings also provide us with an opportunity to test the validity of any assumptions regarding the attitudes of the medical community relative to the importance of various drug characteristics that might be highlighted during development. Our Scientific Advisory Board consists of the following individuals:
     Peter Anthony Jones, Ph.D. Dr. Jones is Director of the USC/Norris Comprehensive Cancer Center, Distinguished Professor of Urology, Biochemistry and Molecular Biology, Keck School of Medicine at the University of Southern California and is the former President of the American Association for Cancer Research (AACR). Dr. Jones is a pioneer in the study of DNA methylation in human cancer, a process associated with controlling tumor suppressor genes in a wide variety of tumors.
     Alan F. List, M.D. Dr. List is Chief of the Hematologic Division at the H. Lee Moffitt Cancer Center & Research Institute, Tampa, Florida, and Professor of Medicine and Oncology at the University of South Florida College of Medicine. Dr. List is an internationally recognized investigator in the biology and treatment of acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). He serves on the Board of Directors for the MDS Foundation and the Aplastic Anemia and MDS International Foundation.
     Edward A. Sausville, M.D., Ph.D. Dr. Sausville is Associate Director for Clinical Research, Greenbaum Cancer Center, University of Maryland. Dr. Sausville has served as associate director of the National Cancer Institute’s Developmental Therapeutics Program, which has played a key role in developing many currently used anti-cancer drugs. He was instrumental in bringing to clinical study, Velcade, the first of a new class of medicines approved for treatment of multiple myeloma.
     Howard I. Scher, M.D. Dr. Scher is the Chief of the Genitourinary Oncology Service and the D. Wayne Calloway Chair in Urologic Oncology at the Memorial Sloan Kettering Cancer Center. He is an investigator in the field of genitourinary cancers. He is currently overseeing the development of new therapies for prostate cancer, including the use of novel therapies such as monoclonal antibodies, vaccines, and drugs that target specific signaling pathways. His research has focused on the use of prognostic models to select treatments for individual patients, the use of combination therapy approaches, and early markers of response to treatment. Dr. Scher received his M.D. from New York University School of Medicine and completed fellowships at Memorial Sloan Kettering Cancer Center and The New York Hospital-Cornell Medical Center.
     Daniel D. Von Hoff, M.D. Dr. Von Hoff is Senior Investigator and Head of Translational Research at the Translational Genomics Research Institute’s Translational Drug Development Division and Head, Pancreatic Cancer Research Program in Phoenix, Arizona. He also is Chief Scientific Officer for US

Oncology. Dr. Von Hoff and his colleagues were involved in the beginning of the development of many anti-cancer agents including mitoxantrone, fludarabine, paclitaxel, docetaxel, gemcitabine, and CPT-11. He was appointed by the President to the National Cancer Advisory Board. He is past President of the American Association for Cancer Research, a founder of ILEX™ Oncology, Inc. (recently acquired by Genzyme), founder and the Editor Emeritus of Investigational New Drugs — The Journal of New Anticancer Agents, and Editor-in-Chief of Molecular Cancer Therapeutics.
Properties
     We sublease approximately 5,526 square feet of office space at 555 Madison Avenue, New York, New York, pursuant to a sublease dated March 14, 2005. This lease currently requires us to make monthly payments of approximately $17,499, subject to increase to $18,420 in the sixth year of the lease. The lease expires August 30, 2012. We do not own any real property. We believe that our existing facilities are adequate to meet our needs for the foreseeable future.
Legal Proceedings
     We are not subject to any pending legal proceeding nor are we aware of any threatened claims against us.

INNOVIVE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION
     The following discussion and analysis of Innovive’s financial condition and results of operations should be read together with the selected historical financial information of Innovive on page 10 and Innovive’s financial statements and related notes included as Appendix F to this proxy statement/prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and Innovive’s future financial performance, that involve risks and uncertainties. Innovive’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under the captions “Risk Factors” and “Cautionary Statement – Concerning Forward-Looking Statements” in this proxy statement/prospectus.
Overview
     Since our inception in March 2004, we have focused our efforts and resources primarily on acquiring and developing our current pharmaceutical technologies, INNO-406, tamibarotene, INNO-206, and INNO-305, and one former product candidate, INNO-105, raising capital and recruiting personnel. We are a development stage company and have no product sales to date and we will not receive any product sales until we receive approval from the FDA or equivalent foreign regulatory authorities to begin selling our pharmaceutical candidates. Assuming we do not encounter any unforeseen safety issues during the course of developing our product candidates and subject to our having sufficient financial resources, we do not expect to complete the development of INNO-406 until the second half of 2009, tamibarotene until the first half of 2009, INNO-206 until 2010 or INNO-305 until 2010 at the earliest.
     Drug development is an expensive effort, and the expenses related to the research and development of our current candidates will be significant from now through their anticipated approval, if ever. Accordingly, our success will depend not only on the safety and efficacy of our product candidates, but also on our ability to finance the development of the products. Through March 31, 2008, our major sources of working capital have been proceeds from a private sale in June 2005 of senior convertible promissory notes, advances from a related party under a future advance promissory note, a private sale in June 2006 of our shares of Series A preferred stock, which shares subsequently converted into shares of our common stock in August 2006, and a private placement of common stock units in April 2007.
     Immediate Need for Operating Funds
     To date, we have not generated any revenues from operations. At March 31, 2008, we had cash and short-term investments of $301,962 and a working capital deficiency of $3,671,227. As a result, we have insufficient funds to meet our current obligations or future operating expenses. To conserve funds, we have suspended all expenditures on the development of INNO-206 and suspended all other non-essential expenditures, including reduction of headcount. We have continued to incur costs associated with the licensing and development of tamibarotene including costs associated with our pivotal Phase II clinical trial in acute promeylocytic leukemia, costs associated with the completion of our Phase I clinical study for INNO-406 in chronic meyelogenous leukemia, which enrolled its last patient in November 2007, and regulatory documentation for the FDA to support a Phase II pivotal clinical study on INNO-406. If we are unable to obtain capital or enter into a strategic transaction, we will not be able to continue our current operations.
     We have an immediate need for additional capital to be able to continue our operations. We currently do not have sufficient funds to satisfy our current obligations or finance our current operations. The continued development and potential commercialization of our product candidates and all other aspects of our operations are and will continue to be contingent on raising sufficient capital to continue to pursue pre-clinical and clinical trials and, thereafter, the successful testing and commercialization of each compound. Without additional capital, we will not be able to pursue development of our product candidates. We have been exploring several alternatives, including licensing opportunities, the sale to or merger into another company, the sale of one or more of our product candidates and debt and equity financing, and in June 2008, we entered into an agreement to be acquired by CytRx. If we are unable to secure additional capital on reasonable terms or unable to generate sufficient sources of capital through collaborative arrangements, we will not have the ability to continue as a going concern.
     Lack of Revenue
     We had not generated any revenue from any source through March 31, 2008 and we do not expect to generate revenue within the foreseeable future, if ever. None of our existing product candidates is expected to be commercially available until late 2009 at the earliest, if at all.
Results of Operations
     Three Months Ended March 31, 2008 and 2007
     Research and development expense. Research and development expenses decreased $1,995,541 or 73% from $2,727,152 for the three months ended March 31, 2007 to $731,611 for the three months ended March 31, 2008. The decrease is the result of our current financial condition which has not enabled us to pursue development of our product candidates to the same extent as in the prior year. Lower development costs for our product candidates of $1,525,264 and lower payroll and related costs of $193,518 drove the decrease in research and development costs. Lower development costs are primarily the result of lower spending on INNO-406 and INNO-206 partially offset by higher spending on tamibarotene, as we continued to enroll our Phase II pivotal study for that product. Lower headcount and related costs are the result of decreased headcount as we sought to conserve cash through terminations and attrition.
     General and administrative expense. General and administrative expenses decreased $277,733 or 29% from $963,375 for the three months ended March 31, 2007 to $685,642 for the three months ended March 31, 2008. The decrease is primarily the result of lower stock-based compensation and lower legal fees.
     Interest income. Interest income decreased $37,225 or 68% from $54,996 to $17,771 due to a decrease in our average cash balance for the three months ended March 31, 2008 versus the prior year.
     Other expense. Other expense of $176,661 represents our realized and unrealized foreign exchange loss in the current three-month period. Of this amount, $159,164 of foreign exchange loss is related to milestones on our license agreements with TMRC, which we are required to pay in Japanese yen. We recorded a realized foreign exchange loss of $17,356 for certain milestones recorded in September 2007 and paid in January 2008 and recorded an unrealized foreign exchange loss $141,808 for certain milestones recorded in September 2007 that remained outstanding on March 31, 2008 and revalued at that date.
     Net loss. Net loss decreased $2,059,388 or 57% from $3,635,531 for the three months ended March 31, 2007 to $1,576,143 for the three months ended March 31, 2008. The decrease in net loss was attributable to the decrease in research and development and general and administrative expenses, partially offset by an increase in other expense, which is discussed above.
     Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Research and development expense. Research and development expense increased $2,037,595 or 17% from $12,236,862 for the year ended December 31, 2006 to $14,274,457 for the year ended December 31, 2007. The increase was primarily attributable to $3,377,888 in higher spending on development and licensing/milestone costs of tamibarotene, to which we acquired the North American rights in December 2006 and European rights in September 2007. Included in the 2007 costs for tamibarotene are approximately $1,755,000 in licensing and milestone payments including $1,055,000 in noncontingent milestone payments due in the first half of 2008 and $544,000 for the first patient enrolled in the Phase II study. The higher spending on tamibarotene was partially offset by $873,742 in lower licensing/milestone payments related to the license of INNO-406 and $587,476 in lower milestone and development costs related to INNO-105, which we discontinued development on in September 2006.
     General and administrative expense. General and administrative expenses increased $734,202 or 21% from $3,419,749 for the year ended December 31, 2006 to $4,153,951 for the year ended December 31, 2007. The increase is primarily related to $265,404 in higher legal fees, primarily associated with increased regulatory filing requirements, $230,691 in higher headcount and stock option costs, $141,569 in higher board of director fees, primarily due to a greater number of board members in the current year as well as higher administrative costs, including consulting and insurance as we expanded our operations in support of our development programs.
     Interest expense. There was no interest expense in the current year compared to interest expense of $1,189,493 for the year ended December 31, 2006 due to the conversion of all debt into equity in 2006.
     Interest income. Interest income increased $130,510 or 84% from $155,877 for the year ended December 31, 2006 to $286,387 for the year ended December 31, 2007. The increase was primarily attributable to higher average cash and cash equivalents and short-term investments for the current year.
     Net loss. Net loss increased $1,494,645 or 9% from $16,690,227 for the year ended December 31, 2006 to $18,184,872 for the year ended December 31, 2007. The increase in net loss was primarily attributable to increases in research and development expense and general and administrative expense, which were partially offset by a decrease in interest expense discussed above.
     Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Research and development expense. Research and development expense increased $8,608,472 or 237% from $3,628,390 for the year ended December 31, 2005 to $12,236,862 for the year ended December 31, 2006. The increase was primarily attributable to $7,138,557 in higher spending on the development of INNO-406, $1,253,920 in milestone payments and development costs for INNO-206, which we licensed in August 2006, and $809,490 in higher headcount and employee option costs. The higher spending on these projects was slightly offset by $965,000 in lower milestone payments and development costs related to INNO-105, which we discontinued development on in September 2006, and $521,675 in lower milestones related to the license of INNO-406. Higher development costs for INNO-406 are due to initiation of the Phase I clinical trial as well as product development and manufacturing costs to support the clinical study. Higher headcount and employee option costs are primarily attributable to additional headcount in 2006 to support additional products in development. Lower milestone payments related to INNO-406 is primarily due to the prior year including an upfront license fee of $600,000.
     General and administrative expense. General and administrative expenses increased $1,763,556 or 106% from $1,656,193 for the year ended December 31, 2005 to $3,419,749 for the year ended December 31, 2006. The increase is primarily related to $790,856 in higher headcount and stock option costs as well as higher administrative costs, including rent, consulting and insurance as we expand our operations in support of our development program.
     Interest expense. Interest expense increased $778,920 or 190% from $410,573 for the year ended December 31, 2005 to $1,189,493 for the year ended December 31, 2006. The increase was due to several factors, including:
•	a $788,086 non-cash amortization charge for the recognition of the beneficial conversion feature on the senior convertible notes;

•	the increase in borrowings related to the future advance promissory note issued to Paramount BioCapital Investments LLC, or PBI, and a PBI-related party in June 2004; and

•	the issuance of the 5% senior convertible notes in June 2005, non-cash amortization of debt issuance costs and debt discount related to the senior convertible notes offset by a gain due to the change in value of the warrant liability.
     Interest income. Interest income increased $139,660 or 861% from $16,217 for the year ended December 31, 2005 to $155,877 for the year ended December 31, 2006. The increase was attributable to higher average cash and cash equivalents and short-term investments for the current year.
     Net loss. Net loss increased $11,011,288 or 194% from $5,678,939 for the year ended December 31, 2005 to $16,690,227 for the year ended December 31, 2006. The increase in net loss was attributable to the increase in research and development expense, general and administrative expense and interest expense discussed above.
Contractual Obligations and Commitments
     The following table sets forth our contractual obligations and commitments as of December 31, 2007.

	Payments due by period
		Less than 1			More than 5
	Total	year	1-3 years	4-5 years	years
Operating lease obligations	$1,014,993	$218,328	$428,265	$368,400	$—
Off-Balance Sheet Arrangements
     At December 31, 2007, we did not have any off-balance sheet arrangements.
Market Risk
     Due to the nature of our short-term investments and our lack of marketable debt, we have concluded that we face no material risk exposure.
Liquidity and Capital Resources
     From inception to March 31, 2008, we have incurred an aggregate net loss of $42,504,522, primarily as a result of expenses incurred through a combination of acquisition costs and research and development activities related to tamibarotene, INNO-406, INNO-206, INNO-305, and INNO-105 and expenses supporting those activities.
     Under the terms of each of our license agreements we may be obligated to pay our partners milestone payments upon achieving certain milestones in connection with the development of our candidates. These payments are as follows:
•	an aggregate amount of $3,600,000 for INNO-305 upon the achievement of clinical and regulatory milestones through the product’s first approval and an annual license maintenance fee of $100,000 beginning on December 15, 2006, and ending on the first commercial sale of INNO-305; we are not required to pay this fee in any year in which we make a milestone payment under the agreement;
•	an aggregate amount of $7,500,000 for INNO-206 upon meeting clinical and regulatory milestones up to and including the product’s second final marketing approval;

•	an aggregate amount of $13,350,000 for INNO-406 upon meeting clinical and regulatory milestones up to and including the product’s final marketing approval in the U.S. and Europe (including $5,000,000 upon the product’s first final marketing approval);

•	an aggregate remaining amount of approximately $4,536,000 for tamibarotene upon achieving clinical, regulatory and sales milestones through the first commercial sale of the product for the treatment of APL in North America; and

•	an aggregate remaining amount of approximately $5,262,000 for tamibarotene (including amounts included in our accrued expenses at March 31, 2008 of approximately $1,230,000) upon certain future dates and/or achieving clinical and regulatory milestones through the products approval for the treatment of APL in Europe.
     Our obligations under the license of North American and European rights to tamibarotene require us to pay the milestone payments in Japanese yen and the amounts represented above for tamibarotene represent the approximate US dollar equivalent as of March 31, 2008. We currently have not entered into any hedging arrangements related to these licenses.
     We intend to fund these payments by raising capital or entering into strategic alliances, which will be dependent on the success of our testing of those product candidates and any other technologies we might acquire at each stage.
     We have financed our operations since inception through debt and equity financing. From inception through March 31, 2008, we had a net increase in cash of $301,962. This increase primarily resulted from net cash provided by financing activities of $33,602,472, of which $2,249,984 was derived from the sale of our senior convertible promissory notes in June 2005, $5,167,000 was derived from our related party note, $12,501,135 was derived from the sale of our Series A convertible preferred stock in June 2006 and $13,872,046 was derived from the private placement of common stock units in April 2007. The increase in cash provided by financing activities was offset by net cash used in operating activities of $33,190,624 and net cash used in investing activities of $109,886 for the period from inception to March 31, 2008. The senior convertible promissory notes and the related party note converted to Series A convertible preferred stock on June 29, 2006, and all of the Series A convertible preferred stock converted into common stock on August 10, 2006.
     In order to continue to fund our operations we need to immediately complete a debt or equity financing or need to immediately generate revenue from the licensing of one or more of our product candidates or enter into strategic alliances for our products. Thereafter, future financings will be dependent upon the type of financing or strategic transaction we are currently contemplating, if successful, as well as our financial position and the progress, if any, of our product candidates in pre-clinical and clinical trials.
     The significant operating and capital expenditures for product licensing and development for our current product candidates and any future products, including pre-clinical trials and FDA-approved clinical trials, will require additional funding. Our continued operations will depend on whether we are able to raise additional funds. Such additional funds might not be available on acceptable terms, if at all, and there can be no assurance that any additional funding that we are able to obtain will be sufficient to meet our needs, including any milestone payments.
     We will consider raising additional funds through all viable means.
Immediate and Future Financing Needs
     We have an immediate need for capital and must raise additional funds to finance our current operations. We have been exploring all viable opportunities, including the sale of common and or preferred stock as well as strategic transactions, and in June 2008, we entered into an agreement to be acquired by CytRx. If we raise funds by selling additional shares of stock or other securities convertible into stock, the ownership interest of our existing stockholders will be diluted. If we are not able to obtain financing we will not be able to carry out our business plan and, as a result, will have to significantly limit or terminate our operations and our business, financial condition and results of operations would be materially harmed.
     We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts and our clinical trials.
     The amount of funds we will need to operate in the future is subject to many factors, some of which might be beyond our control. These factors include the following:
•	the progress of our research activities;

•	our financial condition;

•	the progress of our pre-clinical and clinical development activities;

•	the state of the economy and the financial markets;

•	the number and scope of our research programs;

•	our ability to maintain current research and development programs and to establish new research and development and licensing arrangements;

•	our ability to achieve our milestones under licensing arrangements;

•	opportunities to sub-license our existing compounds to others;

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.
     We have based our capital needs on assumptions that might prove to be incorrect. We might need to obtain additional funds sooner or in greater amounts than we currently anticipate. Our access to the public or private equity markets will depend on whether conditions are favorable for our equity or debt securities. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available now or in the future on terms that will be acceptable to us, or at all.
Critical Accounting Policies
     Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Our significant accounting policies are more fully described in Note 1 to the financial statements included in this report. The following accounting policies are critical to fully understanding and evaluating our financial results.
     Research and Development Expense
     We expense our research and development costs as they are incurred. Research and development expenses consist primarily of costs associated with determining feasibility, licensing and pre-clinical and clinical testing of our licensed pharmaceutical candidates. These costs primarily include fees paid to consultants and outside service providers for drug manufacture and development and other expenses.
     We often contract with third parties to facilitate, coordinate and perform agreed upon research and development activities. To ensure that research and development costs are expensed as incurred, we measure expense based on work performed for the underlying contract, utilizing information provided to us by certain vendors and our own internal estimates, typically based on time to complete the underlying activity. We record prepaid assets or accrued expenses on a monthly basis for such activities based on the measurement of liability from expense recognition and the receipt of invoices.
     These contracts may call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain milestones. In the event that we prepay fees for future milestones, we record the prepayment as a prepaid asset and amortize the asset into research and development expense over the period of time the contracted research and development services are performed. Most fees are incurred throughout the contract period and are expensed based on their percentage of completion at a particular date.
     These contracts generally include pass through fees. Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs including shipping and printing fees. Because these fees are incurred at various times during the contract term and they are used throughout the contract term, we record a monthly expense allocation to recognize the fees during the contract period. Fees incurred to set up the clinical trial are expensed during the setup period.
     License fees and pre-approved milestone payments due under each research and development arrangement that are paid prior to regulatory approval are expensed when the license is entered into or the milestone is achieved if the payment is contingent upon reaching the milestone. If a product receives regulatory approval, we will record any subsequent milestone payments as intangible assets.
     Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. On an ongoing basis, management evaluates their estimates and judgments. Management bases estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results might differ from these estimates under different assumptions or conditions.
     Accounting for Stock-Based Compensation
     We account for restricted common stock issued to our employees using the fair value method of Statement of Financial Accounting Standards, or SFAS, No. 123(R), “Share-Based Payment,” or SFAS 123(R). In determining the fair value of the shares of restricted stock we issued in 2005, we considered, among other factors, (1) the advancement of our technology, (2) our financial position and (3) the fair value of our common stock as determined in arm’s-length transactions. Our results include non-cash compensation expense as a result of the issuance of the restricted common stock utilizing this method. We expect to record additional non-cash compensation expense in the future, which might be significant, particularly if our stock price increases.
     We account for stock options granted to employees and non-employees on a fair value basis in accordance with SFAS 123(R), “Share-Based Payment,” and for stock issued to non-employees in accordance with Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Any options issued to non-employees are recorded in the financial statements using the fair value method and then amortized to expense over the applicable service periods. Pursuant to EITF Issue No. 96-18, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the fair value of the options.
     We account for the value of warrants and the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with non-detachable conversion rights that are in-the-money at the commitment date pursuant to the consensuses for EITF Issue No. 98-5, EITF Issue No. 00-19 and EITF Issue No. 00-27. Such values are determined by first allocating an appropriate portion of the proceeds received from the debt instruments to the warrants or any other detachable instruments included in the exchange. The fair value of the warrants is allocated to warrant liability and to debt discount, which is charged to interest expense over the term of the debt instrument. The warrant liability is adjusted to its fair value at the end of each reporting period. The intrinsic value of the beneficial conversion rights at the commitment date may also be recorded as additional paid-in capital and debt discount as of that date or, if the terms of the debt instrument are contingently adjustable, may only be recorded if a triggering event occurs and the contingency is resolved.
New Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, or GAAP, and expands disclosure about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have a material effect on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”, providing companies with an option to report selected financial assets and liabilities at fair value. The statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which they have chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Although we will continue to evaluate the application of SFAS 159, management does not currently believe that the adoption of SFAS 159 will have a material effect on our consolidated financial statements.
     In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-3 (“EITF 07-3”), “Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities.” EITF 07-3 provides clarification surrounding the accounting for nonrefundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. Although we will continue to evaluate the application of EITF 07-3, management does not currently believe that the adoption of EITF 07-3 will have a material effect on our consolidated financial statements.

     In December 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-1 (“EITF 07-1”) “Accounting for Collaborative Arrangements”. EITF 07-1 affects entities that participate in collaborative arrangements for the development and commercialization of intellectual property. The EITF affirmed the tentative conclusions reached on (1) what constitutes a collaborative arrangement, (2) how the parties should present costs and revenues in their respective income statements, (3) how the parties should present cost-sharing payments, profit-sharing payments, or both in their respective income statements, and (4) disclosure in the annual financial statements of the partners. EITF 07-1 should be applied as a change in accounting principle through retrospective application to all periods presented for collaborative arrangements existing as of the date of adoption. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently evaluating the impact that adopting EITF 07-1 will have on our consolidated financial statements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF CYTRX
     The following table sets forth certain information regarding the beneficial ownership of CytRx’s common stock as of June 30, 2008 by (1) each person who is known to CytRx to beneficially own more than five percent of the outstanding shares of CytRx’s common stock, (2) each of CytRx’s directors, (3) each of CytRx’s executive officers, and (4) all directors and executive officers of CytRx as a group. Except as indicated in the footnotes to the table, CytRx believes that each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, subject to community property laws where applicable. Beneficial ownership is determined in accordance with SEC rules and generally means the possession of voting or investment power with respect to securities. The percentages of ownership set forth below are based upon 90,770,553 shares of CytRx common stock that were outstanding on June 30, 2008. An asterisk (*) denotes beneficial ownership of less than 1%.

	Number of Shares	Percentage of Class
Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned
Steven A. Kriegsman(1)	5,655,830	6.1%
Louis Ignarro, Ph.D.(2)	538,916	*
Max Link, Ph.D.(3)	189,519	*
Joseph Rubinfeld, Ph.D.(4)	127,000	*
Marvin R. Selter(5)	472,451	*
Richard L. Wennekamp(6)	120,000	*
Mitchell K. Fogelman(7)	56,960	*
Jack R. Barber, Ph.D.(8)	413,902	*
Shi Chung Ng, Ph.D.(9)	62,505	*
Benjamin S. Levin(10)	425,282	*
All directors and executive officers as a group (ten persons)(11)	8,062,365	8.6%

(1)	Includes 1,634,730 shares subject to options or warrants. Mr. Kriegsman’s address is c/o CytRx Corporation, 11726 San Vicente Boulevard, Suite 650, Los Angeles, California 90049.

(2)	Includes 477,000 shares subject to options or warrants.

(3)	Includes 134,543 shares subject to options or warrants.

(4)	Consists of shares subject to options or warrants.

(5)	The shares shown are owned, of record, by the Selter Family Trust or Selter IRA Rollover. Includes 115,000 shares subject to options or warrants owned by Mr. Selter.

(6)	Includes 115,000 shares subject to options or warrants.

(7)	Consists of shares subject to options or warrants.

(8)	Consists of shares subject to options or warrants.

(9)	Consists of shares subject to options or warrants.

(10)	Consists of shares subject to options or warrants.

(11)	Includes 3,578,575 shares subject to options or warrants.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF INNOVIVE
     The following table sets forth certain information regarding the beneficial ownership of Innovive’s common stock as of June 30, 2008 by (1) each person who is known to us to beneficially own more than five percent of the outstanding shares of our common stock, (2) each of our directors, (3) each of our executive officers, and (4) all directors and executive officers as a group. Except as indicated in the footnotes to the table, we believe that each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, subject to community property laws where applicable. Beneficial ownership is determined in accordance with SEC rules and generally means the possession of voting or investment power with respect to securities. The percentages of ownership set forth below are based upon 14,610,003 shares of our common stock that were outstanding on June 30, 2008. An asterisk (*) denotes beneficial ownership of less than 1%.

	Number of Shares	Percentage of Class
Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned
RA Capital Management, LLC(1)	1,923,075	12.6%
111 Huntington Avenue, Suite 610 Boston, Massachusetts 02199

Lindsay A. Rosenwald, M.D.(2)	1,627,774	10.9%
c/o Paramount BioSciences, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019

Lester Lipschutz(3)	1,399,129	9.6%
c/o Wolf Block Schorr and Solis Cohen 1650 Arch Street Philadelphia, Pennsylvania 19103

Philip Frost(4)	10,000	*

Steven Kelly(5)	389,301	2.6%

Neil Herskowitz(6)	73,043	*

J. Jay Lobell(7)	183,200	1.3%
c/o Paramount BioSciences, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019

Antony Pfaffle(8)	20,000	*
c/o Paramount BioSciences, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019

J. Gregory Jester(9)	105,000	*

Eric Poma, Ph.D.(10)	178,160	1.2%

All current directors and executive officers as a group (seven persons)(11)	958,704	6.3%

(1)	Based on information reported in Schedule 13G filed on February 14, 2008 by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Biotech Fund, L.P. and RA Capital Biotech Fund II, L.P. Mr. Aldrich and Mr. Kolchinsky are the managers of RA Capital Management, LLC, which is the sole general partner of each of RA Capital Biotech Fund, L.P. and RA Capital Biotech Fund II, L.P. Includes 1,282,050 shares of common stock and 641,025 shares issuable upon the exercise of warrants to purchase common stock.

(2)	Includes 1,028,634 shares held by Paramount Biosciences LLC, of which Dr. Rosenwald is the sole member, and 265,215 shares issuable upon the exercise of warrants to purchase common stock.

(3)	Mr. Lipschutz is the investment manager or trustee of four trusts established for the benefit of Dr. Lindsay Rosenwald, three of which own 68,709 shares each and one of which owns 185,514 shares of common stock. Mr. Lipschutz also serves as the trustee for the Rosenwald 2000 Family Trust, a trust established for the benefit of Dr. Rosenwald’s children, which owns 1,007,488 shares of common stock. Mr. Lipschutz might be deemed to beneficially own the shares held by the aforementioned trusts as he has the sole control over the voting and disposition of any shares held by such trust. Dr. Rosenwald disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a-1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in the aforementioned trusts.

(4)	Consists of 10,000 shares issuable upon the exercise of options to purchase common stock.

(5)	Includes 231,301 shares issuable upon the exercise of options to purchase common stock.

(6)	Includes 52,127 shares of common stock owned by a limited liability company of which Mr. Herskowitz is the manager and an equity owner. Includes 916 shares issuable upon the exercise of warrants to purchase common stock, all of which are owned by the limited liability company and 20,000 shares issuable upon the exercise of options to purchase common stock.

(7)	Includes 530 shares issuable upon the exercise of warrants to purchase common stock and 20,000 shares issuable upon the exercise of options to purchase common stock.

(8)	Includes 20,000 shares issuable upon the exercise of options to purchase common stock.

(9)	Consists of 105,000 shares issuable upon the exercise of options to purchase common stock.

(10)	Includes 115,000 shares issuable upon the exercise of options to purchase common stock.

(11)	Includes 522,747 shares issuable upon the exercise of options and warrants to purchase common stock.

DISSENTERS’ RIGHTS
     Under Section 262 of the Delaware General Corporation Law, or “DGCL”, any holder of Innovive common stock who does not wish to accept the merger consideration may elect to exercise dissenters’, or appraisal, rights in lieu of receiving the merger consideration. A stockholder who exercises appraisal rights may petition the Delaware Court of Chancery to determine the fair value of his, her or its shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and receive payment of fair value in cash, together with a fair rate of interest, if any. However, the stockholder must comply with the provisions of Section 262 of the DGCL.
     The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Appendix D. All references in Section 262 of the DGCL to a stockholder and in this summary to a stockholder are to the record holder of the shares of Innovive common stock who exercises appraisal rights.
     Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the merger agreement, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes such notice, and the applicable statutory provisions are attached to this proxy statement/prospectus as Appendix D. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Appendix D. Any holder of Innovive common stock who wishes to exercise appraisal rights, or who wishes to preserve the right to do so, should review the following discussion and Appendix D carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If you lose your appraisal rights, you will be entitled to receive the merger consideration described in the merger agreement.
     Stockholders wishing to exercise the right to seek an appraisal of their shares of Innovive common stock must do ALL of the following:
•	The stockholder must not vote in favor of the proposal to adopt and approve the merger agreement and the transactions contemplated thereby. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote its shares against the proposal or abstain from voting, or not vote, its shares. A vote in favor of the merger, by proxy or in person, will constitute a waiver of the stockholder’s appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

•	The stockholder must deliver to Innovive a written demand for appraisal before the vote on the merger agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. Voting against or failing to vote for the merger itself does not constitute a demand for appraisal under Section 262. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the shareholder is demanding appraisal of his or her shares. The demand must reasonably inform Innovive of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock.

•	The stockholder must continuously hold the shares from the date of making the demand through the effective time of the merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger.

•	The stockholder must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger. The surviving corporation is under no obligation to file any petition and has no intention of doing so.
     To be effective, a demand for appraisal by a holder of Innovive common stock must be made by, or in the name of, such record stockholder, fully and correctly, as the stockholder’s name appears on his or her stock certificates and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of such shares.
     If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for one or more stockholders of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as an agent for the record owner or owners. In such case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owners.
     A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede &Co., the Depository Trust Company’s nominee. If an Innovive stockholder holds its shares of Innovive common stock in a brokerage or bank account or in other nominee form and the stockholder wishes to exercise appraisal rights, the stockholder should consult with its broker or bank or such other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder.
     STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO DESIRE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.
     A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:
Innovive Pharmaceuticals, Inc.
555 Madison Avenue, 25th Floor
New York, New York 10022
Attention: Corporate Secretary
     The surviving corporation will give written notice of the effective time of the merger within 10 days after such effective time to each former Innovive stockholder who did not vote in favor of the merger agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL. Within

120 days after the effective time of the merger, but not later, either the surviving corporation or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Innovive common stock held by all dissenting stockholders. The surviving corporation will be under no obligation to file any petition and has no intention of doing so. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. The failure of a stockholder to file such a petition within the period specified could nullify such stockholder’s previous written demand for appraisal.
     Within 120 days after the effective time of the merger, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which Innovive has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will be obligated within 20 days after receiving service of a copy of the petition to provide the Delaware Chancery Court with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached.
     If any party files a petition for appraisal in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings and any stockholder who fails to comply with such direction may be dismissed from such proceedings. If the stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to such stockholder. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Innovive common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement.
     In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which would be ascertained as of the date of merger which throw any light on future prospects for the merged corporation...” In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy.
     The Delaware Court of Chancery may determine the fair value to be more than, less than or equal to the merger consideration that the dissenting stockholder would otherwise receive under the merger agreement. A fairness opinion of an investment banking firm does not in any manner address fair value under Section 262 of the DGCL.
     Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.
     Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the effective time of the merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the merger.
     Any stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering to the surviving corporation a written withdrawal of the demand for appraisal, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.
     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE MERGER THE CONSIDERATION FOR YOUR DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE AN INNOVIVE STOCKHOLDER AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
     The completion of the merger is subject to the condition, among others, that Innovive stockholders holding in total not more than 5% of Innovive’s common stock properly exercise their rights as dissenting stockholders.
DESCRIPTION OF CYTRX CAPITAL STOCK
     The following is only a summary of the material terms of CytRx’s common stock, preferred stock and stock options and warrants. As a summary, it does not contain all the information that may be important to you. You should carefully read the more detailed provisions of CytRx’s restated certificate of incorporation and CytRx’s restated bylaws, each of which has been filed with the SEC, as well as applicable provisions of Delaware law.
Authorized Capitalization
     CytRx is authorized to issue up to 175,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, of which 15,000 shares have been designated as Series A Junior Participating Preferred Stock. As of Junes 30, 2008, 90,770,553 shares of common stock were issued and outstanding. Cytrx has no preferred stock outstanding. All of CytRx’s outstanding shares of common stock, including the shares offered by this proxy statement/prospectus, are or will be fully paid and non-assessable.
     Subject to CytRx’s restated bylaws and Delaware law, CytRx’s board of directors has the power to issue any of CytRx’s unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Common Stock
     Holders of common stock are entitled to one vote per share on all matters submitted to a vote of CytRx’s stockholders, including with respect to the election of directors, are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by CytRx’s board of directors, subject to any preference in favor of outstanding shares of preferred stock, if there are any.
     In the event of CytRx’s liquidation, all holders of common stock will participate on an equal basis with each other in CytRx’s net assets available for distribution after payment of CytRx’s liabilities and any liquidation preference in favor of outstanding shares of preferred stock, if there are any.
     Holders of common stock are not entitled to preemptive rights, and the common stock is not subject to redemption.
     The rights of holders of common stock are subject to the rights of holders of any preferred stock that CytRx designate or have designated. The rights of preferred stockholders may adversely affect the rights of the common stockholders.
Preferred Stock
     CytRx’s board of directors has designated 15,000 shares of CytRx’s authorized preferred stock as Series A Junior Participating Preferred Stock, which have the rights, preferences and privileges summarized below. There are no outstanding shares of Series A Junior Participating Preferred Stock. CytRx has reserved all of the shares of CytRx’s Series A Junior Participating Preferred Stock for issuance upon exercise of the rights under CytRx’s Shareholder Protection Rights Agreement described below.
     Holders of Series A Junior Participating Preferred Stock will be entitled to vote on any matter with the holders of common stock. The number of votes per whole share of Series A Junior Participating Preferred Stock will be equivalent to the number of votes to which a holder of 100 shares, as adjusted from time to time, of CytRx’s common stock would be entitled.
     Holders of Series A Junior Participating Preferred Stock will be entitled to receive dividends on each date dividends are paid to the holders of common stock in an amount per whole share of Series A Junior Participating Preferred Stock equivalent to the amount a holder of 100 shares, as adjusted from time to time, of CytRx’s common stock would receive. Holders of Series A Junior Participating Preferred Stock also will be entitled to receive an additional quarterly dividend in an amount per whole share equal to the excess (if any) of $1.00 over the aggregate dividends paid per whole share of Series A Junior Participating Preferred Stock during the quarter. Dividends on the Series A Junior Participating Preferred Stock shall be cumulative.
     As long as any shares of Series A Junior Participating Preferred Stock are outstanding, no dividend on CytRx’s common stock (other than a dividend in common stock or other stock ranking junior to Series A Junior Participating Preferred Stock) may be paid, unless the full cumulative dividends on all outstanding shares of Series A Junior Participating Preferred Stock have been paid.
     In the event of a merger, consolidation, reclassification or other transaction where CytRx’s common stock is exchanged for other stock, securities, cash or any other property, any outstanding shares of Series A Junior Participating Preferred Stock will similarly be exchanged in an amount per whole share equal to the aggregate amount of stock, securities, cash, or other property a holder of 100 shares, as adjusted from time to time, of common stock would receive.
     In the event of CytRx’s liquidation, before any distribution or payment is made to the holders of common stock or to any other stock ranking junior to the Series A Junior Participating Preferred Stock, a holder of Series A Junior Participating Preferred Stock will be entitled to, per whole share of Series A Junior

Participating Preferred Stock, the greater of $1.00 or the equivalent of the aggregate amount distributed or to be distributed to the holder of 100 shares, as adjusted from time to time, of common stock.
     The Series A Junior Participating Preferred Stock is not redeemable.
     Shares of Series A Junior Participating Preferred Stock may be issued by CytRx’s board of directors without the approval of CytRx’s stockholders. The issuance of Series A Junior Participating Preferred Stock would adversely affect the voting power, liquidation rights and other rights held by owners of common stock.
     In addition to Series A Junior Participating Preferred Stock, CytRx’s board of directors is authorized to issue shares of CytRx’s authorized preferred stock in one or more other series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking provisions, and other rights and preferences. CytRx’s board of directors determination to issue preferred stock could make it more difficult for a third party to acquire control of CytRx, or could discourage any such attempt. CytRx has no present plan or intention to issue any preferred stock.
Shareholder Rights Protection Agreement
     On April 16, 1997, CytRx’s board of directors declared a distribution of one right for each outstanding share of CytRx’s common stock, payable to shareholders of record at the close of business on May 15, 1997 and with respect to each share of common stock (including treasury shares) issued by CytRx thereafter and prior to the separation time. Each right entitles the registered holder to purchase from CytRx one ten-thousandth (1/10,000th) of a share of CytRx’s Series A Junior Participating Preferred Stock, at a purchase price of $30 per share, subject to adjustment. The description and terms of the rights are set forth in a shareholder protection rights agreement, or rights agreement, between CytRx and American Stock Transfer & Trust Co., as Rights Agent, dated April 16, 1997, as amended. The rights agreement will expire on April 16, 2017, unless renewed or extended by CytRx’s board of directors.
     The separation time will occur on earlier of (i) 10 business days (unless otherwise accelerated or delayed by CytRx’s board) following public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of CytRx’s common stock, or (ii) 10 business days (unless otherwise delayed by CytRx’s board) following the commencement of a tender offer or exchange offer that would result in the person or group beneficially owning 15% or more of CytRx’s then outstanding shares of common stock.
     Until the separation time, the rights will be evidenced by certificates representing outstanding shares of CytRx’s common stock, and transfer of any certificates representing outstanding common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate.
     The rights are not exercisable until the separation time, and will expire at the close of business on the tenth anniversary of the Rights Agreement, unless earlier terminated by CytRx as described below.
     If the separation time occurs, separate rights certificates will be mailed to holders of record of common stock as of the close of business on the date the separation time occurs. Thereafter, the separate rights certificates alone will represent the rights.
     If the flip-in date occurs, that is, the close of business 10 business days following CytRx’s announcement that a person has become an acquiring person, and if CytRx have not terminated the rights as described below, then the rights will entitle the holders to acquire shares of common shares (rather than Series A Junior Participating Preferred Stock) having a value equal to twice the right’s exercise price. Instead of issuing shares of common stock upon exercise of the rights following a flip-in-date, CytRx may substitute a combination of cash, property, a reduction in the exercise price of the rights, common stock or other securities

(or any combination of the above) with a value equal to the common stock which would otherwise be issuable. In addition, at the option of CytRx’s board of directors prior to the time that any person becomes the beneficial owner of more than 50% of CytRx’s outstanding common stock, and rather than payment of the cash purchase price, each right may be exchanged for one share of common stock if a flip-in-date occurs. Notwithstanding any of the foregoing, all rights that are, or (under certain circumstances set forth in the rights agreement) were, beneficially owned by any person on or after the date such person becomes an acquiring person will be null and void.
     Following the flip-in-date, if CytRx is acquired in a merger or consolidation where CytRx does not survive or CytRx’s common stock is changed or exchanged, or 50% or more of CytRx’s assets or assets generating 50% or more of CytRx’s operating income or cash flow is transferred, in one or more transactions to persons who at that time control us, then each right will entitle the holder to acquire for the exercise price shares of the acquiring party having a value equal to twice the right’s exercise price.
     The exercise price payable with respect to the rights, and the number of rights outstanding, are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization, which would change the number of shares of CytRx’s common stock outstanding.
     At any time until the close of business on the flip-in-date, CytRx’s board of directors may terminate the rights without any payment to the holders thereof. CytRx’s board of directors may condition termination of the rights upon the occurrence of a specified future time or event.
     Until a right is exercised, the holder, as such, will have no rights as a stockholder, including, without limitation, any right to vote or to receive dividends.
     Any provisions of the rights agreement may be amended at any time prior to the close of business on the flip-in-date without the approval of holders of the rights. Thereafter, the rights agreement may be amended without approval of the rights holders in any way, which does not materially adversely affect the interests of the rights holders.
     The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire CytRx on terms not approved by CytRx’s board of directors (with, where required by the rights agreement, the concurrence of a majority of the continuing directors), unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger, statutory share exchange or other business combination approved by a majority of CytRx’s directors, since the rights may be terminated by CytRx’s board of directors at any time on or prior to the close of business 10 business days after CytRx’s announcement that a person has become an acquiring person. Thus, the rights are intended to encourage persons who may seek to acquire control of Cytrx to initiate such an acquisition through negotiations with CytRx’s board of directors. The effect of the rights may nonetheless be to discourage a third party from making a partial tender offer for CytRx’s common stock, or otherwise attempting to obtain a substantial ownership in CytRx’s common stock, or seeking to obtain control of Cytrx. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.
Options and Warrants
     As of June 30, 2008, there were outstanding stock options and warrants to purchase approximately 18.2 million shares of CytRx’s common stock at weighted-average exercise price of $1.73 per share. CytRx’s outstanding options and warrants could adversely affect CytRx’s ability to obtain future financing or engage in certain mergers or other transactions, since the holders of options and warrants can be expected to exercise them at a time when CytRx may be able to obtain additional capital through a new offering of securities on terms more favorable to CytRx than the terms of outstanding options and warrants. For the life of the options and warrants, the holders have the opportunity to profit from a rise in the market price of CytRx’s common stock without assuming the risk of ownership. To the extent the trading price of CytRx’s common stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on CytRx’s stockholders.
     All or substantially all of CytRx’s outstanding warrants contain antidilution provisions pertaining to dividends or distributions with respect to CytRx’s common stock that could be triggered upon CytRx’s intended dividend or distribution of RXi shares. CytRx’s outstanding warrants to purchase approximately 800,000 shares contain antidilution provisions that are triggered upon any issuance of securities by CytRx below the prevailing market price of CytRx’s common stock. In the event that these antidilution provisions are triggered by CytRx in the future, CytRx would be required to reduce the exercise price, and increase the number of shares underlying, those warrants, which would have a dilutive effect CytRx’s stockholders.
     In the event of CytRx’s consolidation or merger, a sale of all or substantially all of CytRx’s assets or a compulsory share exchange, the holders of the warrants will be entitled to receive upon exercise of the warrants the same kind and amount of cash, securities or other property which would be receivable by the holder of a number of shares of CytRx’s common stock for which the warrants are then exercisable.
     Holders of options and warrants do not have any of the rights or privileges of CytRx’s stockholders, including voting rights, prior to exercise of the options and warrants. CytRx has reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to CytRx’s outstanding options and warrants.
     As of June 30, 2008, Cytrx had registered with the SEC for resale by CytRx’s stockholders all of the shares of CytRx’s common stock issuable upon exercise of outstanding options and warrants. The availability of these shares for public resale, as well as actual resales of these shares, could adversely affect the trading price of CytRx’s common stock.
Transfer Agent and Registrar
     The transfer agent for CytRx’s common stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005.
Certain Anti-Takeover Provisions
     Certain provisions of Delaware law, CytRx’s restated certificate of incorporation and CytRx’s restated bylaws may make it more difficult to acquire control of Cytrx by various means. These provisions could deprive CytRx stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, they may adversely affect the prevailing market price of CytRx stock. For more information about these provisions, see “Comparison of Rights of Holders of CytRx Common Stock and Innovive Common Stock.”
     CytRx is subject to the anti-takeover provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interest stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

COMPARISON OF RIGHTS OF HOLDERS OF
CYTRX COMMON STOCK AND INNOVIVE COMMON STOCK
     Upon completion of the merger, the stockholders of Innovive will become stockholders of CytRx, and the DGCL, CytRx’s restated certificate of incorporation (“CytRx’s certificate”), CytRx’s restated bylaws (“CytRx’s bylaws”), and the CytRx rights agreement will govern the rights of former Innovive stockholders. The rights of Innovive stockholders are currently governed by the DGCL, Innovive’s second amended and restated certificate of incorporation (“Innovive’s certificate”), and Innovive’s bylaws (“Innovive’s bylaws”). Both companies are Delaware corporations, so many of the rights of Innovive stockholders will be similar to their rights as CytRx stockholders. The following is a summary of material differences between the rights of CytRx stockholders and the rights of Innovive stockholders. It is not a complete statement of the provisions affecting, and the differences between, the rights of Innovive stockholders and CytRx stockholders. The summary is qualified in its entirety by reference to the DGCL, CytRx’s certificate, CytRx’s bylaws, the CytRx rights agreement, Innovive’s certificate, and Innovive’s bylaws.
Authorized Stock
     The authorized capital stock of CytRx consists of 175,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value $.01 per share. CytRx currently has one series of preferred stock designated the Series A Junior Participating Preferred. As of June 30, 2008, CytRx had 90,770,553 shares of common stock outstanding and no shares of Series A Junior Participating Preferred Stock outstanding. Each share of common stock of CytRx, including the shares to be issued in the merger, is accompanied by a “right” (as defined in the CytRx rights agreement) to purchase a fractional share of the Series A Junior Participating Preferred Stock. See “Description of CytRx Capital Stock — Preferred Stock” for more information about the Series A Junior Participating Preferred Stock of CytRx and the CytRx rights agreement.
     The authorized capital stock of Innovive consists of 75,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. As of June 30, 2008, Innovive had 14,610,003 shares of common stock outstanding and no shares of preferred stock outstanding.
     CytRx’s certificate and Innovive’s certificate authorize the board of directors to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series, any qualifications, limitations or restrictions thereof.
Stockholder’s Rights Plan
     See “Description of CytRx Capital Stock — Stockholder’s Rights Plan” for a description of the CytRx rights agreement. The CytRx rights agreement will not be affected by the merger.
     Innovive does not have a stockholder’s rights plan or any similar “poison pill” plan in place.
Terms of Preferred Stock
     CytRx’s board of directors has designated 15,000 shares of CytRx’s authorized preferred stock as Series A Junior Participating Preferred Stock, which have the rights, preferences and privileges summarized under “Description of CytRx Capital Stock — Preferred Stock.” There are no outstanding shares of Series A Junior Participating Preferred Stock. CytRx has reserved all of the shares of its Series A Junior Participating Preferred Stock for issuance upon exercise of the rights under the CytRx rights agreement.
     Innovive has not designated any series of preferred stock.

Size of Board of Directors
     CytRx’s bylaws provide that the total number of directors shall be fixed by resolution of the board of directors. The number of directors on CytRx’s board of directors is currently set at seven.
     Innovive’s bylaws provide that Innovive’s board of directors shall consist of up to seven members, which number can be changed from time to time by resolution of the board of directors. The Innovive board of directors currently consists of six directors.
Classes of Directors
     CytRx’s certificate and CytRx’s bylaws provide for the classification of directors into three classes, with each class to consist as nearly as possible of an equal number of directors. One class of directors is to be elected at each annual meeting of stockholders to serve for a term of three years. The classification of CytRx’s board of directors increases the amount of time it takes to change majority control of its board of directors and may cause potential purchasers to lose interest in the potential purchase of CytRx, regardless of whether such purchase would be beneficial to CytRx or its stockholders. The additional time and cost to change a majority of the members of CytRx’s board of directors makes it more difficult and may discourage its existing stockholders from seeking to change existing management in order to change the strategic direction or operational performance of CytRx.
     Innovive’s certificate and Innovive’s bylaws do not provide for a classified board of directors. Innovive’s directors are elected for a term of one year.
Cumulative Voting
     The directors of both CytRx and Innovive are elected according to the persons receiving the greatest number of votes, up to the number of directors then to be elected, sometimes referred to as being elected by a plurality; the stockholders of neither CytRx nor Innovive are entitled to cumulate votes in connection with the election of their respective directors.
Director Nominations
     CytRx’s bylaws provide that nominations of candidates for election to the board of directors at a meeting of the stockholders may be made only by (i) a majority of the board of directors, (ii) a nominating committee appointed by the board of directors, or (iii) by any stockholder entitled to vote in such election. A nomination may be made by a stockholder only if written notice of the nomination has been given to the Secretary of the corporation not less than the date specified under Rule 14a8(a)(4) of the Securities Exchange Act of 1934, or the “Exchange Act” (or any amendment or successor to such rule), as the deadline for submitting stockholder proposals for any meeting of stockholders called for purposes of electing directors. The rule currently requires that stockholder proposals be submitted no later than 120 days before the anniversary of the mailing date of the previous year’s proxy statement. Each notice shall set forth:
•	the name and address of the stockholder who intends to make the nomination and any other stockholders known by the nominating stockholder to be supporting such nominee;

•	the number of shares of stock beneficially owned by each stockholder specified in clause (1) and a representation that the stockholder is a holder of record or beneficial owner of shares of the corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•	the name, address and principal occupation or employment of the person or persons to be nominated;

•	the number of shares of any class of the corporation’s stock beneficially owned by each such person;

•	a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

•	such other information regarding each nominee proposed by the stockholder as would be required to be disclosed pursuant to Regulation 13D under the 1934 Act, as amended or included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission if the nominee had been nominated by the board of directors, regardless of whether such person is subject to the provisions of any such rules or regulations;

•	a representation signed by the nominee that he or she is a natural person of full age; and

•	the written consent of each nominee, signed by such nominee, to serve as a director of the corporation if so elected.
     Any stockholder nomination for a director to be elected by the holders of a class or series of stock of CytRx must be made by a stockholder of the same class or series.
     Innovive does not have a written policy regarding the nomination of directors by stockholders.
Removal of Directors
     CytRx’s bylaws provide that any or all directors of the board of directors may be removed from the board of directors only for cause, by action of either the stockholders or the board of directors.
     Innovive’s bylaws provide that any or all directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at a meeting for the election of directors.
Filling Vacancies of the Board of Directors
     Both CytRx’s and Innovive’s bylaws provide that any vacancy on the board of directors may be filled by the vote of a majority of the directors then in office, although less than a quorum, or by the sole remaining director. A director selected to fill such vacancy shall serve until the end of the term of the position filled or until his successor is elected and qualified or his earlier death, resignation or removal.
     Innovive’s bylaws also provide that upon resignation of one or more directors from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.
Calling Special Meetings of Stockholders
     CytRx’s bylaws provide that special meetings may be called by the directors or by any officer instructed by the directors to call a meeting.
     Innovive’s bylaws provide that special meetings of the stockholders may only be called by the board of directors, the Chairman of the Board, the Chief Executive Office, the President or the Secretary of the Corporation or any committee of the board of directors which has been designated with the power to call a special meeting.

Submission of Stockholder Proposals
     CytRx’s bylaws provides that any stockholder entitled to vote in the election of directors may propose any action or actions for consideration by the stockholders at any meeting of stockholders only if written notice of such stockholder’s intent to propose such action or actions for consideration by the stockholders has been given, either by personal delivery or by registered or certified mail, to the Secretary of the corporation, by the date specified under Rule 14a-8(a)(4) under the Exchange Act (or any amendment or successor to such rule) as the deadline for submitting stockholder proposals. The Rule currently requires that stockholder proposals be submitted no later than 120 days before the anniversary of the mailing date of the previous year’s proxy statement. Each such notice shall set forth:
•	the name and address of the stockholder who intends to make the proposal and any other stockholders known by the proposing stockholder to be supporting such proposal;

•	a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such action or actions for consideration by the stockholders; and

•	such information regarding each action as would be required to be included in a proxy statement filed with the Securities and Exchange Commission pursuant to the proxy rules under the Exchange Act.
     Innovive’s certificate and Innovive’s bylaws do not provide procedures for the submission of stockholder proposals.
Voting Rights
     Both CytRx’s and Innovive’s bylaws provide that each share of their respective common stock is entitled to one vote. Any action, other than the election of directors or as otherwise required by law, shall be authorized by a majority of the votes cast.
Quorum for Meeting of Stockholders
     CytRx’s bylaws and Innovive’s bylaws both provide that the holders of a majority of the outstanding voting interests shall constitute a quorum at a meeting of stockholders for the transaction of any business.
Notice of Stockholder Meetings
     Both CytRx’s and Innovive’s bylaws provide that written notice of all stockholders meetings shall be given, stating the place, date, and hour of the meeting, and the purpose of the meeting, as applicable. CytRx’s bylaws provide that notice of any meeting shall be given, personally or by mail, not less than 10 days nor more than 50 days before the date of the meeting, while Innovive’s bylaws provide that notice of any meeting shall be given not less than 10 days nor more than 60 days before the date of the meeting.
Indemnification
     Both CytRx’s and Innovive’s certificate provide that the corporation shall indemnify and hold harmless any and all of its directors or officers or former directors or officers to the fullest extent from time to time permitted by the DGCL. The certificates further provide that such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaws, agreement, vote of stockholders, or otherwise.

     Both CytRx’s and Innovive’s bylaws provide that the corporation shall indemnify, to the fullest extent permitted by law, each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was one of its directors or officers, or is or was serving at its request as a director, officer, employee or agent of another enterprise, against expenses, judgments, fines and amounts paid in settlement by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. Both bylaws also provide that the corporation will advance litigation expenses upon its receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification.
     The DGCL generally permits, and Innovive’s bylaws specifically provide for, indemnification of expenses, including attorney’s fees, actually and reasonably incurred in defense or settlement of a derivative or third-party action, provided the person seeking indemnification is determined to have acted in good faith and in a manner reasonably believed to be in best interests of the corporation. Such determination must be made, with respect to a person who is an officer or director at the time of such determination, by a majority vote of the disinterested directors, by a committee of such directors, by independent counsel or by the stockholders. Unless otherwise determined by the court, however, no indemnification may be made in respect of any action or suit brought by or in the right of the corporation in which such person is adjudged liable to the corporation. To the extent a director, officer, employee or agent is successful in the defense of such an action, suite or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby.
     Innovive’s bylaws further provide that it may, to the extent authorized by its board of directors, grant rights to indemnification, and rights to advancement of expenses, to any of its employees or agents.
Limitation on Liability
     CytRx’s bylaws and Innovive’s certificate provide that, pursuant to the DGCL, a director shall not be liable for monetary damages for breach of the director’s fiduciary duty of care to the corporation or its stockholders, except for breaches of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under the DGCL.
Insurance
     Under the DGCL, CytRx is permitted to, and Innovive’s bylaws provide specifically that the corporation may, purchase indemnity insurance for the benefit of its officers, directors, employees and agents whether or no the corporation would have the power to indemnify against the liability covered by the policy.
Bylaw Amendments
     CytRx’s certificate and bylaws provide that the bylaws may be rescinded, altered, amended or repealed, and new bylaws may be made by a majority vote of the stockholders or the board of directors, except for any provision for the classification of directors for staggered terms, which shall be set forth in an initial Bylaw or in a bylaw adopted by the stockholders entitled to vote, unless provisions for such classification shall be set forth in CytRx’s certificate.
     Innovive’s bylaws provide that the bylaws may be rescinded, altered, amended or repealed, and new bylaws may be made by a majority vote of the stockholders or the board of directors, provided however that changes regarding the provisions related to the power to call a special meeting of the stockholders can only be amended if that section as amended would not conflict with the Innovive’s certificate.
Derivative Suits
     CytRx’s certificate and CytRx’s bylaws do not provide any specific policies or procedures regarding stockholders’ derivative suits.
     Innovive’s bylaws provide that any transaction questioned in any stockholders’ derivative suit on the grounds of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the board of directors or by the stockholders in case less than a quorum of directors are qualified, and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon Innovive and its stockholders, and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.
Agreements with Creditors
     CytRx’s certificate provides that whenever a compromise is proposed between CytRx and some or all of its creditors or some or all of its stockholders, a Delaware court may, upon the application of an appropriate party, order a meeting of all the creditors or stockholders, or any class of either, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three-fourths in value of the creditors or stockholders, or any class of either, as the case may be, agree to any compromise and to any reorganization of this corporation as a consequence of such compromise, the said compromise and the said reorganization shall, if sanctioned by the court, be binding on all the creditors or class of creditors or stockholders, or any class of either, as the case may be, and also on CytRx.
     Innovive’s certificate and Innovive’s bylaws do not provide any specific policies or procedures regarding such meetings.
OTHER MATTERS
Other Business at the Special Meeting
     Management of Innovive is not aware of any matters to be presented for action at the special meeting other than those set forth in this proxy statement/prospectus. However, should any other business properly come before the special meeting, or any adjournment or postponement of the meeting, the enclosed proxy confers upon the persons entitled to vote the shares represented by such proxy discretionary authority to vote the same in respect of any such other business in accordance with their best judgment in the interest of Innovive.
Multiple Stockholders Sharing One Address
     In accordance with SEC Rule 14a-3(e)(1), one proxy statement/prospectus will be delivered to two or more stockholders who share an address, unless Innovive has received contrary instructions from one or more of the stockholders. Innovive will deliver promptly upon written or oral request a separate copy of the proxy statement/prospectus to a stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered. Requests for additional copies of the proxy statement/prospectus should be directed by writing to Innovive Pharmaceuticals, Inc., 555 Madison Avenue, 25th Floor, New York, New York 10022, Attention: Corporate Secretary, or by calling J. Gregory Jester, our Chief Financial Officer, at (212) 716-1814. In addition, stockholders who share a single address but receive multiple copies of the proxy statement/prospectus may request that in the future they receive a single copy by contacting Innovive at the address and phone number set forth in the prior sentence.
LEGAL MATTERS
     The validity of CytRx common stock to be issued in connection with the merger will be passed upon for CytRx by TroyGould PC, Los Angeles, California. As of June 30, 2008, TroyGould PC owned 70,000 shares of CytRx common stock and warrants to purchase 7,146 shares of CytRx common stock, as well as 23,491 shares of common stock of RXi.
EXPERTS
     The CytRx financial statements and schedules as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 included in this prospectus and in the registration statement have been so included in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of CytRx’s internal control over financial reporting as of December 31, 2007, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.
     The Innovive financial statements as of December 31, 2007 and 2006, for each of the years in the three-year period ended December 31, 2007 and for the period from March 24, 2004 (inception) to December 31, 2007 have been audited by J.H. Cohn LLP, an independent registered public accounting firm, as set forth in their report thereon included herein, which includes an explanatory paragraph relating to our ability to continue as a going concern. Such financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
INNOVIVE 2008 ANNUAL MEETING STOCKHOLDER PROPOSALS
     We will hold a 2008 annual meeting of stockholders only if the merger is not completed as contemplated by the merger agreement. If it is determined that the merger will not be completed as contemplated by the merger agreement, we will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting stockholder proposals for such meeting and to have stockholder proposals included in our proxy statement. Such date will be disclosed in a Quarterly Report on Form 10-Q or Current Report on Form 8-K.
WHERE YOU CAN FIND MORE INFORMATION
     CytRx has filed with the SEC a registration statement under the Securities Act that registers the distribution to our stockholders of the shares of CytRx common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CytRx and a proxy statement of Innovive for its special meeting. The registration statement, including the exhibits and schedules, contains additional relevant information about CytRx and us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement/prospectus.
     You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like CytRx and us, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by us with the SEC are also available at our Internet website. The address of the site is www.innovivepharma.com. We have included the web addresses of the SEC and us as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this proxy statement/prospectus.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
dated as of
June 6, 2008
among
INNOVIVE PHARMACEUTICALS, INC.,
CYTRX CORPORATION,
CYTRX MERGER SUBSIDIARY, INC.
and
STEVEN KELLY
(As the Stockholder Representative)

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) entered into on June 6, 2008, by and among INNOVIVE PHARMACEUTICALS, INC., a Delaware corporation (the “Company”), CYTRX CORPORATION, a Delaware corporation (“CytRx”), CYTRX MERGER SUBSIDIARY, INC., a Delaware corporation (“Merger Subsidiary”), and STEVEN KELLY, as the Stockholder Representative (as defined in Section 9.05).

WHEREAS, the respective Boards of Directors of the Company, CytRx and Merger Subsidiary have determined that this Agreement and the transactions contemplated hereby, including the Merger (as defined below), are advisable and in the best interests of their respective stockholders, and have approved the merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement (the “Merger”); and

WHEREAS, in connection with the Merger, the parties desire to make certain representations, warranties, covenants and agreements and prescribe certain conditions to the Merger, as provided herein; and

WHEREAS, as an inducement to CytRx and Merger Subsidiary to enter into this Agreement, certain stockholders of the Company have concurrently herewith entered into a Support Agreement in substantially the form attached hereto as Exhibit A, pursuant to which, among other things, such stockholders have agreed to vote the shares of Company Common Stock (as defined below) owned by them in favor of the approval and adoption of this Agreement and the approval of the Merger;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING

Section 1.01  The Merger.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.02) Merger Subsidiary shall be merged with and into the Company in accordance with the Delaware General Corporation Law (the “DGCL”). Upon the Merger, the separate existence of Merger Subsidiary shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall continue its existence under the DGCL. CytRx, in its capacity as the sole stockholder of Merger Subsidiary, hereby approves of the Merger and this Agreement.

Section 1.02  Effective Time.  Unless this Agreement is earlier terminated pursuant to the terms hereof, the Merger shall become effective at or following the Closing (as defined in Section 1.09) upon the filing with the Secretary of State of the State of Delaware (the “Secretary of State”) of a certificate of merger in accordance with the requirements of the DGCL (the “Certificate of Merger”). When used in this Agreement, the term “Effective Time” means the date and time at which the Certificate of Merger is accepted by the Secretary of State for filing, or such later time as shall be set forth in the Certificate of Merger.

Section 1.03  Effects of the Merger.  The Merger shall have the effects provided for in this Agreement and in Section 259 of the DGCL.

Section 1.04  Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the parties or the holders of any of the following securities:

(a) each issued and outstanding share of capital stock of Merger Subsidiary shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(b) each issued and outstanding share of the common stock, par value $0.001 per share, of the Company (“Company Common Stock”) owned by the Company as treasury stock, or owned by any wholly owned subsidiary of the Company or by CytRx, Merger Subsidiary or any other subsidiary of CytRx, shall automatically be cancelled and retired and shall cease to exist, and no payment or consideration shall be made with respect thereto; and

(c) each issued and outstanding share of Company Common Stock other than shares of Company Common Stock referred to in paragraph (b) above and other than any Dissenting Shares (as defined in Section 1.05) shall be converted into the right to receive, as provided herein, an amount equal to the quotient determined by dividing (i) the sum of (1) $3,000,000, less the consideration, if any, paid or payable upon the termination pursuant to Section 1.07 of all outstanding Company Options (as defined in Section 5.02) (the “Initial Merger Consideration”) and (2) the Earnout Merger Consideration (determined as provided in Section 3.01), if any, by (ii) the fully diluted shares (as defined below) of Company Common Stock immediately prior to the Effective Time (such amount per fully diluted share of Company Common Stock, the “Merger Consideration”). For purposes of this Agreement, the term “fully diluted shares” means the sum of (i) all issued and outstanding shares (including any Dissenting Shares) of Company Common Stock and (ii) all shares of Company Common Stock issuable upon the exercise, in full, of all outstanding Company Warrants (as defined in Section 5.02) that will remain outstanding following the Effective Time as provided in Section 5.02. At the Effective Time, all issued and outstanding shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest. The holders of shares of Company Common Stock immediately prior to the Effective Time are sometimes collectively referred to herein as the “Company Stockholders.”

Section 1.05  Dissenting Shares.

(a) For purposes of this Agreement, “Dissenting Shares” means shares of the Company Common Stock held immediately prior to the Effective Time by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and with respect to which demand to the Company for purchase of such shares is duly made and perfected in accordance with Section 262 of the DGCL and not subsequently and effectively withdrawn or forfeited. Notwithstanding the provisions of Section 1.04(c) or any other provision of this Agreement to the contrary, Dissenting Shares shall not be converted into or be exchangeable for the right to receive the Merger Consideration at or after the Effective Time, but shall entitle the holder thereof to receive such consideration as may be determined to be due to holders pursuant to the DGCL, unless and until the holder of such Dissenting Shares withdraws his or her demand for such appraisal in accordance with the DGCL or becomes ineligible for such appraisal. If a holder of Dissenting Shares shall withdraw his or her demand for such appraisal or shall become ineligible for such appraisal (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder’s Dissenting Shares shall automatically be converted into and represent the right to receive the Merger Consideration, without interest, as provided in Section 1.04(c) and in accordance with the DGCL.

(b) The Company shall give CytRx (i) prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of CytRx, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

Section 1.06  Payment of Merger Consideration.

(a) The Initial Merger Consideration shall be payable in fully paid and non-assessable shares of the common stock, $0.001 par value per share, of CytRx (“CytRx Common Stock”), which shall be valued for this purpose at $0.94 per share (the “Initial Merger Consideration Price”).

(b) Prior to the Effective Time, CytRx shall appoint an agent reasonably satisfactory to the Company to act as agent (the “Disbursing Agent”) for the payment of the Initial Merger Consideration upon surrender of certificates representing shares of Company Common Stock. At or prior to the Effective Time, CytRx shall deposit or cause to be deposited with the Disbursing Agent in trust for the benefit of the Company Stockholders certificates representing shares of CytRx Common Stock sufficient to pay the Initial Merger Consideration.

(c) The Earnout Merger Consideration, if any, shall be payable as provided in Section 3.02. The provisions of this Section 1.06 also shall apply to the payment of any Earnout Merger Consideration.

(d) Promptly after the Effective Time, the Surviving Corporation shall cause the Disbursing Agent to mail to each individual, corporation, limited liability company, partnership, association, joint venture, unincorporated organization, trust or any other entity, including a governmental authority (each, a “person”), who was a record holder as of the Effective Time of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or of uncertificated shares of Company Common Stock in book-entry form (“Book-Entry Shares”), and whose shares were converted into the right to receive the Initial Merger Consideration pursuant to Section 1.04(c), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Disbursing Agent, and which shall be in such form and shall have such other customary provisions as CytRx may reasonably specify) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Initial Merger Consideration. Upon surrender to the Disbursing Agent of a Certificate, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the Disbursing Agent, the holder of such Certificate or Book-Entry Share shall be paid promptly in exchange therefor the Initial Merger Consideration and such Certificate or Book-Entry Share shall forthwith be canceled. If payment is to be made to a person other than the person in whose name the Certificate or Book-Entry Share surrendered is registered, it shall be a condition of payment that the Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment pay any transfer or other taxes required by reason of the payment of the Initial Merger Consideration to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 1.06, each Certificate or Book-Entry Share (other than Certificates or Book-Entry Shares representing shares of Company Common Stock owned by any subsidiary of the Company, CytRx, Merger Subsidiary or any other subsidiary of CytRx and shares of Company Common Stock held in the treasury of the Company, which shall have been canceled as provided in Section 1.04(b), and other than Certificates or Book-Entry Shares representing Dissenting Shares) shall represent for all purposes only the right to receive, as and when payable hereunder, the Merger Consideration multiplied by the number of shares of Company Common Stock evidenced by such Certificate or the number of Book-Entry Shares, without any interest thereon.

(e) From and after the Effective Time, there shall be no registration of transfers of shares of Company Common Stock which were outstanding immediately prior to the Effective Time on the stock transfer books of the Surviving Corporation. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable law. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, such Certificates shall be cancelled and exchanged as provided in this Article I. At the close of business on the day of the Effective Time, the stock ledger of the Company shall be closed.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as CytRx may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Disbursing Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Initial Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article I.

(g) No certificate or scrip representing fractional shares of CytRx Common Stock shall be issued as part of the Initial Merger Consideration upon the surrender of the Certificates. In lieu thereof, each Company Stockholder otherwise entitled to a fraction of a share of CytRx Common Stock shall be entitled to receive an amount of cash (without interest) determined by multiplying the Initial Merger Consideration Price by the fractional share interest to which such holder would otherwise be entitled, less any applicable tax withholding. If a Company Stockholder surrenders more than one Certificate, any fractions of a share of CytRx Common Stock shall be aggregated for purposes of determining whether such Company Stockholder is entitled to a fraction of a share.

(h) At any time after six months after the Effective Time, CytRx shall be entitled to require the Disbursing Agent to deliver to it any Merger Consideration which had been deposited by CytRx with the Disbursing Agent and not disbursed in exchange for Certificates (including all interest and other income received by the Disbursing Agent in respect of such Merger Consideration). Thereafter, holders of shares of Company Common Stock shall look only to CytRx (subject to the terms of this Agreement and abandoned property, escheat and other similar laws) as general creditors thereof with respect to any Merger Consideration that may be payable, without interest, upon surrender of the Certificates held by them. If any Certificates shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such time on which any payment in respect thereof would otherwise escheat or become the property of any governmental unit or agency), the payment in respect of such Certificates shall, to the extent permitted by applicable law, become the property of CytRx, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of CytRx, the Company, the Surviving Corporation nor the Disbursing Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share of Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar law.

(i) CytRx, the Surviving Corporation and the Disbursing Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to a holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign tax law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 1.07  Treatment of Company Stock Options.  At or prior to the Closing, the administrator of the Company Stock Plans (as defined below) shall have resolved under the Company Stock Plans to determine that each unexercised Company Option (as defined in Section 5.02) granted pursuant to the Company Stock Plans shall terminate immediately prior to the Effective Time, with any consideration due to the holders thereof being paid at such time, and the Company will take all necessary and appropriate action to effect the termination of all Company Options (including, but not limited to, the giving of any notice required under any agreement relating to Company Options). For purposes of this Agreement, the term “Company Stock Plans” means, collectively, the Company’s 2004 Stock Option Plan, 2007 Stock Option Plan and each other stock option, stock appreciation rights or other equity incentive plan maintained or assumed by the Company at any time.

Section 1.08  Treatment of Company Warrants.  Effective immediately prior to the Effective Time, all unexercised Company Warrants (as defined in Section 5.02) shall, by their terms and without any action of the Company, either (a) be canceled, without any consideration to the holders thereof, and be of no further force or effect or (b) remain outstanding in accordance with the terms thereof and the holders thereof shall thereafter have the right to purchase and receive (in lieu of the shares of Company Common Stock) the Merger Consideration payable with respect to or in exchange for the number of shares of Company Common Stock purchasable immediately prior to the Effective Time upon the exercise thereof. If and to the extent Company Warrants outstanding at the Effective Time are subsequently cancelled, or terminate, without being exercised in full, all Merger Consideration otherwise payable with respect to such cancelled or terminated Company Warrants shall thereupon become the property of CytRx. The holders of Company Warrants immediately prior to or at any time after the Effective Time are sometimes collectively referred to herein as the “Company Warrant Holders.” CytRx shall cause the Surviving Corporation to comply with any provisions of Company Warrants regarding the issuance of replacement warrants in exchange for the surrender of Company Warrants that, by their terms, remain outstanding following the Effective Time.

Section 1.09  The Closing.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California 90067, commencing at 9:00 A.M., local time, on the second business day following the satisfaction or waiver of all conditions set forth in Article VII or such other place and date as the parties may mutually determine (the “Closing Date”). As soon as practicable following the Closing, the Company and Merger Subsidiary shall file with the Secretary of State the duly executed Certificate of Merger and such other documents as may be required by the DGCL, and the parties shall take all such other and further actions as may be required by law to make the Merger effective.

ARTICLE II

THE SURVIVING CORPORATION; DIRECTORS AND OFFICERS

Section 2.01  Certificate of Incorporation.  The Certificate of Incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be changed to CytRx Oncology Corporation, unless and until amended in accordance with applicable law and the terms of this Agreement.

Section 2.02  Bylaws.  The Bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation, unless and until amended in accordance with applicable law.

Section 2.03  Directors and Officers.  The directors of Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time. The officers identified in the Certificate of Merger shall be the officers of the Surviving Corporation as of the Effective Time, subject to the right of the Board of Directors of the Surviving Corporation to appoint or replace officers.

ARTICLE III

EARNOUT MERGER CONSIDERATION

Section 3.01  Net Sales; Determination of Earnout.

(a) For purposes of this Agreement, the following capitalized terms shall have the meanings indicated:

(i) “Company License Agreements” has the meaning set forth in Section 3.01(a) of the Company Disclosure Schedule (as defined in Article V);

(ii) “Earnout Merger Consideration” means the amounts set forth in the following table corresponding to the Surviving Corporation’s achievement of Net Sales (as defined below) indicated:

Net Sales	Earnout Merger Consideration

$ 2,000,000	$2,000,000
$15,000,000	$5,000,000
$30,000,000	$5,000,000
$40,000,000	$6,253,462

provided, that the final payment of the Earnout Merger Consideration (i.e., $6,253,462 payment corresponding to Net Sales of $40,000,000), shall be increased by the excess, if any, of (1) the Estimated Net Liabilities (as defined in Section 5.06(b)) of the Company as of the date of this Agreement over (2) the actual Net Liabilities (as defined in Section 5.06(b) but excluding up to $97,785 that may become due and payable to Davos Chemical Corporation) of the Company as of such date.

(iii) “Earnout Period” means the period commencing upon the Effective Time and ending on the earlier of (1) the end of the first calendar year in which Net Sales equal or exceed $40,000,000 and (2) the expiration of the last of the patents licensed under the Company License Agreements;

(iv) “Net Sales” means the sum of all “net sales” as defined in the Company License Agreements;

(v) “Market Price” means, for any date: (i) if the CytRx Common Stock is then listed or quoted on a Trading Market (as defined below), the last sale price of the CytRx Common Stock on such date (or the nearest preceding Trading Day (as defined below) if such date is not a Trading Day) on the Trading Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P.; or (ii) if CytRx Common Stock is not then quoted for trading on a Trading Market and if prices for CytRx Common Stock are then reported in the “Pink Sheets” published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of CytRx Common Stock so reported; or (iii) in all other cases, the fair market value of a share of CytRx Common Stock as determined in good faith by the Board of Directors of CytRx;

(vi) “Trading Day” means a day on which the principal Trading Market is open for business; and

(vii) “Trading Market” means the following exchanges or markets on which the CytRx Common Stock is listed or quoted for trading on the date in question: The Nasdaq Capital Market; The Nasdaq Global Market; the Nasdaq Global Select Market; the American Stock Exchange; the New York Stock Exchange; or the OTC Bulletin Board.

(b) Subject to the achievement of Net Sales as set forth in paragraph (a) above and to CytRx’s offset rights under Article IX, CytRx shall pay the related Earnout Merger Consideration as provided in Section 3.02.

Section 3.02  Payment.

(a) If, in a calendar year during the Earnout Period, the Surviving Corporation achieves Net Sales for such year in one or more of the amounts specified in Section 3.01(a), CytRx shall promptly, and in no event later than 90 days following the end of such year, pay and deliver to the Stockholder Representative, on behalf of the Company Stockholders, and reserve on behalf of the Company Warrant Holders the relevant Earnout Merger Consideration pursuant to Section 3.01(a). For clarity, the Earnout Merger Consideration shall be payable only with respect to the first year during the Earnout Period in which Net Sales as specified in Section 3.01(a) are achieved. For further clarity, the Relevant Earnout Merger Consideration shall be payable with respect to each level of Net Sales specified in Section 3.01(a) first achieved during such year. By way of example only, if, in the first calendar year during the Earnout Period for which Net Sales were at least $2,000,000, the Surviving Corporation achieves Net Sales of $17,000,000, the Earnout Merger Consideration payable by CytRx would be $7,000,000 (i.e., $2,000,000 + $5,000,000). In this example, no further Earnout Merger Consideration would be payable unless and until Net Sales for any calendar year equaled or exceeded $30,000,000.

(b) Subject to the Equity Conditions (as defined below) and share limitation described below, the Earnout Merger Consideration, if any, shall be payable in shares of CytRx Common Stock valued for this purpose at the average of the daily Market Price during the ten-Trading Day period ending on the second Trading Day prior to CytRx’s payment of the Earnout Consideration or, in CytRx’s discretion, in cash, or by any combination of shares of CytRx Common Stock and cash. For purposes of this Agreement, the term “Equity Conditions” means, at the time of payment of any Earnout Merger Consideration, (i) CytRx Common Stock is listed for trading on a Trading Market and all of the shares issuable in payment of such Earnout Merger Consideration are listed or quoted for trading on such Trading Market, (ii) the shares of CytRx Common Stock comprising the Earnout Merger Consideration are registered, if necessary, under the Securities Act pursuant to an effective registration statement or otherwise will be freely tradeable upon issuance thereof, and (iii) there are sufficient authorized but unissued and otherwise unreserved shares of CytRx Common Stock for the issuance of all of the shares issuable in payment of such Earnout Merger Consideration. Notwithstanding the foregoing or any other provision of this Agreement, the maximum number of shares of CytRx Common Stock issued in payment of the Merger Consideration shall not exceed 18,145,013 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and like events with respect to CytRx Common Stock), unless such issuance shall have been approved by the requisite vote or consent of CytRx stockholders under applicable Trading Market listing standards. In the event that the Equity Conditions shall not have been satisfied, or if payment in shares of CytRx Common Stock of any Earnout Merger Consideration would cause such share limitation to be exceeded, CytRx shall, to the extent necessary, instead pay such Earnout Merger Consideration in cash.

(c) No certificate or scrip representing fractional shares of CytRx Common Stock shall be issued as part of the Earnout Merger Consideration. In lieu thereof, each Company Stockholder otherwise entitled to a fraction of a share of CytRx Common Stock shall be entitled to receive an amount of cash (without interest) determined by multiplying the Market Price for purposes of the payment of such Earnout Merger Consideration by the fractional share interest to which such holder would otherwise be entitled, less any applicable tax withholding. If a Company Stockholder surrenders more than one Certificate, any fractions of a share of CytRx Common Stock shall be aggregated for purposes of determining whether such Company Stockholder is entitled to a fraction of a share.

(d) CytRx shall afford the Stockholder Representative and his advisers and representatives, upon request, reasonable access to the books and records of the Surviving Corporation for purposes relating to the determination of Net Sales, provided that such access shall be limited to that portion of the books and records that relate to the calculation of Net Sales and provided further that prior to granting such access, the Stockholder Representative shall have entered into a confidentiality agreement on terms and conditions reasonably satisfactory to CytRx. If the Stockholder Representative disputes any Net Sales determination by CytRx, either party may make a demand for formal resolution in the manner provided in Section 9.04.

Section 3.03  Transfer of the Surviving Corporation.  No sale or transfer by CytRx of any beneficial ownership in the Surviving Corporation shall relieve CytRx of its obligations with respect to this Agreement, unless the purchaser of such interest shall agree in writing to assume all of CytRx’s obligations hereunder and to be bound by all of the terms and conditions of this Agreement (in which event, the term “CytRx” shall thereafter include such purchaser).

Section 3.04  Earnout Rights Not Transferable.  No person may sell, exchange, transfer or otherwise dispose of his, her or its right to receive the Earnout Merger Consideration, if any, other than by operation of law. Any transfer or purported transfer in violation of this Section 3.04 shall be null and voice ab initio and shall not be recognized by CytRx.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CYTRX AND MERGER SUBSIDIARY

CytRx and Merger Subsidiary, jointly and severally, represent and warrant to the Company that, except as set forth in (i) the CytRx SEC Reports (as defined in Section 4.04) filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof or (ii) the disclosure schedule delivered to the Company by CytRx concurrently herewith (the “CytRx Disclosure Schedule”), which shall be arranged in sections corresponding to the numbered sections of this Article IV, it being agreed that disclosure of any item on the CytRx Disclosure Schedule shall be deemed disclosure with respect to all Sections of this Agreement if the relevance of such item is reasonably apparent from the face of the CytRx Disclosure Schedule:

Section 4.01  Organization and Qualification.  Each of CytRx and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of CytRx and Merger Subsidiary is duly qualified and licensed to transact business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified, licensed and in good standing would not reasonably be expected to have a CytRx Material Adverse Effect (as hereinafter defined). In this Agreement, the term “CytRx Material Adverse Effect” means any change, event, circumstance, development or occurrence (other than an effect arising out of or resulting from the entering into or the public announcement or disclosure of this Agreement and the transactions contemplated hereby) that, individually or in the aggregate, (i) has a material adverse effect on the business, financial condition or ongoing operations of CytRx or (ii) has a material adverse effect on CytRx’s ability to consummate the Merger; provided, that no change, event, circumstance, development or occurrence regarding the clinical hold placed by the U.S. Food and Drug Administration on Cytrx’s Phase II clinical trial as described in the CytRx SEC reports shall constitute or be considered a material adverse effect. True, accurate and complete copies of CytRx’s Amended and Restated Certificate of Incorporation and Bylaws and Merger Subsidiary’s Certificate of Incorporation and Bylaws, in each case, as in effect on the date hereof, including all amendments thereto, have heretofore been made available to the Company.

Section 4.02  Capitalization.

(a) The authorized capital stock of CytRx consists of 150,000,000 shares of CytRx Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“CytRx Preferred Stock”). As of May 30, 2008, (i) 90,770,453 shares of CytRx Common Stock were issued and outstanding (exclusive of 633,816 shares held in treasury), all of which shares were duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) 15,000 shares of CytRx Preferred Stock were designated as Series A Junior Participation Preferred Stock, (iii) no shares of CytRx Preferred Stock were issued and outstanding, and (iv) 17,583,203 shares of CytRx Common Stock were reserved for issuance upon exercise of outstanding stock options and warrants (the “CytRx Options and Warrants”).

(b) The shares of CytRx Common Stock to be issued pursuant to the Merger, when issued and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and issued in compliance with federal and state securities laws.

(c) Except for the CytRx Options and Warrants, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating CytRx or any subsidiary of CytRx to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of CytRx or obligating CytRx or any subsidiary of CytRx to grant, extend or enter into any such agreement or commitment. There are no outstanding stock appreciation rights or similar derivative securities or rights of CytRx or any of its subsidiaries. There are no voting trusts, irrevocable proxies or other agreements or understandings to which CytRx or any subsidiary of CytRx is a party or is bound with respect to the voting of any shares of CytRx Common Stock.

Section 4.03  Authority; Non-Contravention; Approvals.

(a) Each of CytRx and Merger Subsidiary has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the respective Boards of Directors of CytRx and Merger Subsidiary. No other corporate proceedings on the part of CytRx or Merger Subsidiary are necessary to authorize the execution, delivery and performance of this Agreement or the consummation by CytRx and Merger Subsidiary of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of CytRx and Merger Subsidiary, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of each of CytRx and Merger Subsidiary, enforceable against CytRx and Merger Subsidiary in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) The respective Boards of Directors of CytRx and Merger Subsidiary, at meetings duly called and held, have unanimously approved this Agreement and the Merger. CytRx, in its capacity as the sole stockholder of Merger Subsidiary, hereby approves of this Agreement and the Merger.

(c) The execution, delivery and performance of this Agreement by each of CytRx and Merger Subsidiary and the consummation of the Merger and the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, contractually require any offer to purchase or any prepayment of any debt, or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of CytRx or any subsidiary (as defined below) of CytRx under any of the terms, conditions or provisions of (i) the respective Certificates of Incorporation or the respective Bylaws of CytRx and Merger Subsidiary, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to CytRx or any CytRx subsidiary or any of their respective properties or assets, subject, in the case of consummation, to obtaining (prior to the Effective Time) the CytRx Required Statutory Approvals (as defined in Section 4.03(d)), or (iii) any contract, agreement, commitment or understanding (each, a “contract”) to which CytRx or any CytRx subsidiary is now a party or by which CytRx or any CytRx subsidiary or any of their respective properties or assets may be bound or affected, other than, in the case of clauses (ii) and (iii) of this paragraph (c), such violations, conflicts, breaches, defaults, terminations, accelerations, contractual requirements or creations of liens, security interests or encumbrances that would not reasonably be expected, individually or in the aggregate, to have a CytRx Material Adverse Effect and would not prevent or materially delay the consummation of the Merger. For purposes of this Agreement, the term “subsidiary” means, with respect to any person, any corporation or other entity of which such person owns, directly or indirectly, more than 50% of the capital stock or other equity interests generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

(d) Except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of a Registration Statement on Form S-4 under the Securities Act by CytRx with respect to the Merger (the “Registration Statement”) and applicable filings pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the filing of the Certificate of Merger with the Secretary of State in connection with the Merger (collectively, the “CytRx Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by CytRx or Merger Subsidiary or the consummation by CytRx or Merger Subsidiary of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not reasonably be expected, individually or in the aggregate, to have a CytRx Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

Section 4.04  Reports and Financial Statements.

(a) Since January 1, 2007, CytRx has filed with the SEC all material forms, statements, reports and documents, including all exhibits, post-effective amendments and supplements thereto (the “CytRx SEC Reports”), required to be filed by it under each of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed, or amended, in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. As of their respective dates, the CytRx SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequent Company SEC Report filed with the SEC prior to the date hereof.

(b) The financial statements of CytRx included in the CytRx SEC Reports (collectively, the “CytRx Financial Statements”) were prepared in accordance with generally accepted accounting principles (except, with respect to any unaudited financial statements, as permitted by applicable SEC rules or requirements) applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of CytRx as of the dates thereof and the results of operations and changes in financial position of CytRx for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

Section 4.05  Proxy Statement/Prospectus.  None of the information to be supplied by CytRx or Merger Subsidiary for inclusion in the Proxy Statement/Prospectus (as defined in Section 5.03(d)) will, at the time of the mailing thereof or any amendments or supplements thereto, or at the time of the meeting of stockholders of the Company to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply, as of its effective date, as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the rules and regulations promulgated thereunder, except that no representation is made by CytRx with respect to information supplied by the Company for inclusion therein.

Section 4.06  No Violation of Law.  Neither CytRx nor Merger Subsidiary is in violation of or has been given written (or, to the knowledge of CytRx and Merger Subsidiary, oral) notice of any violation of any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority, except for violations which would not reasonably be expected, individually or in the aggregate, to have a CytRx Material Adverse Effect. Neither CytRx nor any CytRx subsidiary is in violation of the terms of any permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted, except for delays in filing reports or violations which would not reasonably be expected, individually or in the aggregate, to have a CytRx Material Adverse Effect.

Section 4.07  Material Contracts; Compliance with Contracts.  The CytRx SEC Reports include a list of each contract to which CytRx or any CytRx subsidiary is a party or by which CytRx or any CytRx subsidiary or their respective assets are bound or affected as of the date hereof which is required to be disclosed in the CytRx SEC Reports (each, a “CytRx Material Contract”). With respect to each CytRx Material Contract (i) the CytRx Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to CytRx or any CytRx subsidiary, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and (ii) neither CytRx nor any CytRx subsidiary is in material breach or violation of or in material default in the performance or observance of any term or provision of, and, to the knowledge of CytRx, no event has occurred which, with lapse of time or action by a third party, would result in a default under, the Material Contract.

Section 4.08  Brokers and Finders.  CytRx has not entered into any contract with any person that may result in the obligation of CytRx to pay any investment banking fees, finder’s fees or brokerage fees in connection with the transactions contemplated hereby.

Section 4.09  No Prior Activities of Merger Subsidiary.  Except for obligations incurred in connection with its incorporation or organization and the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby, Merger Subsidiary has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

Section 4.10  Litigation; Government Investigations.  There are no material claims, suits, actions, proceedings, arbitrations or other actions pending or, to the knowledge of CytRx, threatened against, relating to or affecting CytRx or any CytRx subsidiary, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator. No material investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of CytRx, threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same. Neither CytRx nor any CytRx subsidiary is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator, or any settlement agreement or stipulation, which as of the date hereof prohibits the consummation of the transactions contemplated hereby or would reasonably be expected, individually or in the aggregate, to have a CytRx Material Adverse Effect.

Section 4.11  Taxes.

(a) CytRx and each CytRx subsidiary has timely (i) filed with the appropriate governmental authorities all material Tax Returns (as defined in Section 5.12) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or reserved in accordance with generally accepted accounting principles on the CytRx Financial Statements all material Taxes (as defined in Section 5.12) required to be paid. Neither CytRx nor any CytRx subsidiary has requested an extension of time within which to file a material Tax Return, which has not been since filed, except that CytRx has requested an extension of time within which to file its federal and California and Massachusetts state income tax returns for 2007 and such Tax Returns have not yet been filed. There are no liens for Taxes upon any property or asset of CytRx or any CytRx subsidiary, other than liens for Taxes not yet due and payable or Taxes contested in good faith by appropriate proceedings or that are otherwise not material and reserved against in accordance with generally accepted accounting principles. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against CytRx or any CytRx subsidiary, which has not been fully paid or adequately reserved or reflected in the CytRx SEC Reports, and there are no material unresolved issues of law or fact arising out of a written notice of a deficiency, proposed deficiency or assessment from the Internal Revenue Service or any other governmental taxing authority with respect to Taxes of CytRx or any CytRx subsidiary. Neither CytRx nor any CytRx subsidiary has agreed to an extension of time with respect to a Tax deficiency, other than extensions which are no longer in effect. Neither CytRx nor any CytRx subsidiary is a party to any agreement providing for the allocation or sharing of Taxes with any entity other than agreements the consequences of which are fully and adequately reserved for in the CytRx Financial Statements. Neither CytRx nor any CytRx subsidiary has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the five-year period ending on the date hereof.

(b) CytRx and each CytRx subsidiary has withheld or collected and has paid over to the appropriate governmental entities (or are properly holding for such payment) all Taxes required to be collected or withheld, including with respect to amounts paid or owed to any employee, independent contractor, stockholder, or other third party.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to CytRx and Merger Subsidiary that, except as set forth in (i) the Company SEC Reports (as defined in Section 5.04) filed with the SEC prior to the date hereof and (ii) the disclosure schedule delivered to CytRx by the Company concurrently herewith (the “Company Disclosure Schedule”), which shall be arranged in sections corresponding to the numbered sections of this Article V, it being agreed that disclosure of any item on the Company Disclosure Schedule shall be deemed disclosure with respect to all Sections of this Agreement if the relevance of such item is reasonably apparent from the face of the Company Disclosure Schedule:

Section 5.01  Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly qualified and licensed to transact business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so organized, existing, qualified, licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect (as hereinafter defined). In this Agreement, the term “Company Material Adverse Effect” means any change, event, circumstance, development or occurrence (other than an effect arising out of or resulting from the entering into or the public announcement or disclosure of this Agreement and the transactions contemplated hereby) that, individually or in the aggregate, (i) has a material adverse effect on the business, financial condition or ongoing operations of the Company, or (ii) has a material adverse effect on the Company’s ability to consummate the Merger. True, accurate and complete copies of the Company’s Certificate of Incorporation and Bylaws, in each case, as in effect on the date hereof, including all amendments thereto, have heretofore been made available to CytRx.

Section 5.02   Capitalization.

(a) The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of May 30, 2008, (i) 14,610,003 shares of Company Common Stock were issued and outstanding, all of which shares were duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 1,689,101 shares of Company Common Stock were reserved for issuance upon exercise of outstanding stock options (the “Company Options”), and (iv) 3,559,309 shares of Company Common Stock were reserved for issuance upon exercise of outstanding Warrants (the “Company Warrants”). The outstanding shares of Company Common Stock, the Company Options and the Company Warrants were issued in compliance with all applicable securities laws. Since May 30, 2008, except as permitted by this Agreement, (i) no shares of capital stock of the Company have been issued and (ii) no options, warrants or securities convertible into, or commitments with respect to the issuance of, shares of capital stock of the Company have been issued, granted or made.

(b) Section 5.02(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Stock Plans and all holders of Company Options and Company Warrants, indicating with respect to each Company Option and Company Warrant, the number of shares of Company Common Stock subject to such Company Option and Company Warrant, the exercise price, the date of grant, and the expiration date thereof. The Company has delivered or made available to CytRx accurate and complete copies of all Company Stock Plans, the standard forms of stock option agreement and warrant agreement evidencing Company Options and Company Warrants, and any stock option agreements and warrant agreements evidencing a Company Option or a Company Warrant that deviates in any material manner from the Company’s standard forms of stock option agreement and warrant agreement.

(c) Except for Company Options and Company Warrants, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such agreement or commitment. There are no outstanding stock appreciation rights or similar derivative securities or rights of the Company. There are no voting trusts, irrevocable proxies or other agreements or understandings to which the Company is a party or is bound with respect to the voting of any shares of capital stock of the Company.

(d) The Company has no subsidiaries.

Section 5.03   Authority; Non-Contravention; Approvals.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholders’ Approval (as defined in Section 5.17), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of the Company. No other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or, except for the Company Stockholders’ Approval, the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and, assuming with respect to this Agreement the due authorization, execution and delivery hereof by CytRx and Merger Subsidiary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) The Company Board of Directors, at a meeting duly called and held, has unanimously (i) approved and declared advisable this Agreement and the Merger, and (ii) resolved to recommend that stockholders of the Company adopt this Agreement and approve the Merger.

(c) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, contractually require any offer to purchase or any prepayment of any debt, or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of the Company under any of the terms, conditions or provisions of (i) the Certificate of Incorporation or the Bylaws of the Company, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its properties or assets, subject, in the case of consummation, to obtaining (prior to the Effective Time) the Company Required Statutory Approvals (as defined in Section 5.03(d)) and the Company Stockholders’ Approval, or (iii) any Contract to which the Company is now a party or by which the Company or any of its properties or assets may be bound or affected, other than, in the case of clauses (ii) and (iii) of this paragraph (b), such violations, conflicts, breaches, defaults, terminations, accelerations, contractual requirements or creations of liens, security interests or encumbrances that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

(d) Except for (i) the filing with the SEC of the Company’s proxy statement relating to the Company Stockholders’ Meeting (as defined in Section 6.07), which also shall constitute the prospectus of CytRx with respect to the shares of CytRx Common Stock to be issued as part of the Merger Consideration (the “Proxy Statement/Prospectus”), and other applicable filings pursuant to the Exchange Act, and) the filing of the Certificate of Merger with the Secretary of State in connection with the Merger (collectively, the “Company Required Statutory Approvals”), and no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

Section 5.04  Reports and Financial Statements.

(a) Since January 1, 2007, the Company has filed with the SEC all material forms, statements, reports and documents, including all exhibits, post-effective amendments and supplements thereto (the “Company SEC Reports”), required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed, or amended, in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. As of their respective dates, the Company SEC Reports filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Company SEC Report filed with the SEC prior to the date hereof.

(b) The financial statements of the Company included in the Company’s SEC Reports (collectively, the “Company Financial Statements”) were prepared in accordance with generally accepted accounting principles (except, with respect to any unaudited financial statements, as permitted by applicable SEC rules or requirements) applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and changes in financial position of the Company for the periods then ended (subject in the case of any unaudited interim financial statements, to normal year-end adjustments).

Section 5.05   Sarbanes-Oxley Act; Internal Accounting Controls.  The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s certifying officers have evaluated the effectiveness of its controls and procedures as of the date (such date, the “Evaluation Date”) prior to the filing date of the most recently filed periodic report under the Exchange Act. The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls or, to the Company’s knowledge, in other factors that could adversely affect the Company’s internal controls.

Section 5.06   Liabilities.

(a) The Company had at March 31, 2008, and has incurred since that date and as of the date hereof, no liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto or (ii) which were incurred after March 31, 2008 in the ordinary course of business and consistent with past practices, (b) liabilities, obligations or contingencies which (i) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, or (ii) have been discharged or paid in full prior to the date hereof in the ordinary course of business, and (c) liabilities, obligations and contingencies which are of a nature not required to be reflected in the financial statements of the Company prepared in accordance with generally accepted accounting principles consistently applied.

(b) Section 5.06(b) of the Company Disclosure Schedule sets forth the Company’s best estimate of the Net Liabilities (as defined below) of the Company as of the date of this Agreement (the “Estimated Net Liabilities”). For purposes of this Agreement, the term “Net Liabilities” means Liabilities (as defined below) less the sum of all cash and equivalents and deposits of the Company. For purposes of this Agreement, the term “Liabilities” means all direct and indirect liabilities, indebtedness, obligations, commitments, claims, deficiencies, expenses, deferred income, guaranties and endorsements of any type, whether known, unknown, accrued, absolute, contingent, matured or unmatured, of the sort which would be reflected on a balance sheet of the Company prepared in accordance with generally accepted accounting principles applied on a basis consistent with the Company Financial Statements.

Section 5.07   Absence of Certain Changes or Events.  Since December 31, 2007, (a) except with respect to the transactions contemplated by this Agreement, the Company has carried on and operated its businesses in all material respects in the ordinary course of business and (b) there have not been any changes, events, circumstances, developments or occurrences that would reasonably be expected to have a Company Material Adverse Effect.

Section 5.08  Litigation; Government Investigations.  There are no material claims, suits, actions, proceedings, arbitrations or other actions pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator. No material investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of the Company, threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same. The Company is not subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator, or any settlement agreement or stipulation, which as of the date hereof prohibits the consummation of the transactions contemplated hereby or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 5.09   Proxy Statement/Prospectus.  None of the information to be supplied by the Company or its stockholders for inclusion in the Proxy Statement/Prospectus will, at the time of the mailing thereof or any amendments or supplements thereto, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable laws, including the provisions of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information supplied by CytRx or Merger Subsidiary for inclusion therein.

Section 5.10  No Violation of Law.  The Company is not in violation of and has not been given written (or, to the knowledge of the Company, oral) notice of any violation of any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority, except for violations which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. The Company is not in violation of the terms of any permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted, except for delays in filing reports or violations which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 5.11  Material Contracts; Compliance with Contracts.

(a) The Company SEC Reports include a list of each contract, agreement, license, arrangement or understanding to which the Company is a party or by which the Company or its assets are bound or affected as of the date hereof (each, a “Material Contract”):

(i) which is required to be disclosed in the Company SEC Reports;

(ii) pursuant to which payments are required or acceleration of benefits is required upon a change of control of the Company or similar event;

(iii) which is material to the Company’s assets, including the Company Intellectual Property and Company Technology (as those terms are defined in Section 5.18), or business and which requires the consent or waiver of a third party prior to the Company consummating the transactions contemplated hereby; or

(iv) which relates to (A) any acquisition by or from the Company, or any grant by or to the Company, of any right, title or interest in, under or to any Intellectual Property (as defined in Section 5.18), including Intellectual Property Licenses (as defined in Section 5.18), contracts, agreements, arrangements or understandings or (B) any covenant not to sue granted by the Company to any person or granted by any person to the Company for the benefit of the Company, with respect to any Intellectual Property, all of which Intellectual

Property in clauses (A) and (B) is material to the Company, other than standardized nonexclusive licenses obtained by the Company in the ordinary course of business.

(b) With respect to each Material Contract (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to the Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and (ii) the Company is not in material breach or violation of or in material default in the performance or observance of any term or provision of, and, to the knowledge of the Company, no event has occurred which, with lapse of time or action by a third party, would result in a default under, the Material Contract.

Section 5.12  Taxes.

(a) The Company has timely (i) filed with the appropriate governmental authorities all material Tax Returns (as defined below) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or reserved in accordance with generally accepted accounting principles on the Company Financial Statements all material Taxes (as defined below) required to be paid. The Company has not requested an extension of time within which to file a material Tax Return, which has not been since filed. There are no liens for Taxes upon any property or asset of the Company, other than liens for Taxes not yet due and payable or Taxes contested in good faith by appropriate proceedings or that are otherwise not material and reserved against in accordance with generally accepted accounting principles. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company, which has not been fully paid or adequately reserved or reflected in the Company SEC Reports, and there are no material unresolved issues of law or fact arising out of a written notice of a deficiency, proposed deficiency or assessment from the Internal Revenue Service or any other governmental taxing authority with respect to Taxes of the Company. The Company has not agreed to an extension of time with respect to a Tax deficiency, other than extensions which are no longer in effect. The Company is not a party to any agreement providing for the allocation or sharing of Taxes with any entity other than agreements the consequences of which are fully and adequately reserved for in the Company Financial Statements. The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the five-year period ending on the date hereof.

(b) The Company has withheld or collected and has paid over to the appropriate governmental entities (or are properly holding for such payment) all Taxes required to be collected or withheld, including with respect to amounts paid or owed to any employee, independent contractor, stockholder, or other third party.

(c) For purposes of this Agreement, “Tax” (including, with correlative meaning, the terms “Taxes”) means all federal, state, local and foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, profits, franchise, gross receipts, environmental, customs duty, capital stock, communications services, severance, stamp, payroll, sales, employment, unemployment, disability, social security, occupation, use, property, withholding, excise, production, value added, occupancy, capital, ad valorem, transfer, inventory, license, customs duties, fees, assessments and charges of any kind whatsoever and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and includes any liability for Taxes of another person by contract, as a transferee or successor, under Treas. Reg. Section 1.1502-6 or analogous state, local or foreign law provision or otherwise, and “Tax Return” means any return, report, claim for refund, estimate, information return or statement or other similar document (including attached schedules) relating to or required to be filed with respect to any Tax, including, any information return, claim for refund, amended return or declaration of estimated Tax.

Section 5.13  Employee Benefit Plans; ERISA; Employment Agreements.

(a) The Company SEC Reports set forth or refer to each employee or director benefit plan, arrangement or agreement (other than immaterial plans, arrangements or agreements), including any (i) employment agreement or indemnification agreement, as well as (ii) any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), or bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement (excluding any multi-employer plans as defined in Section 3(37) of ERISA (a “Multi-employer Plan”)) and any multiple employer plan within the meaning of Section 413(c) of the Code) that is sponsored, maintained or contributed to by the Company or by any trade or business, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA, or with respect to which the Company or any such trade or business has any liability (the “Company Plans”).

(b) (i) There have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Company Plans that could result in penalties, taxes or liabilities which would reasonably be expected to have a Company Material Adverse Effect, (ii) no Company Plan is subject to Title IV of ERISA, (iii) each of the Company Plans has been operated and administered in accordance with applicable laws during the period of time covered by the applicable statute of limitations, except for failures to comply which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (iv) each of the Company Plans which is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of a favorable determination letter from the IRS or other IRS letter to the same effect and such letter has not been revoked by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the “qualified” status of such Company Plans, and the period for making any such necessary retroactive amendments has not expired, (v) to the knowledge of the Company, there are no pending or threatened claims involving any of the Company Plans other than claims for benefits in the ordinary course or claims which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (vi) no Company Plan provides post-retirement medical benefits to employees or directors of the Company beyond their retirement or other termination of service, other than coverage mandated by applicable law, (vii) all material contributions or other amounts payable by the Company as of the date hereof with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles, (viii) with respect to each Multi-employer Plan contributed to by the Company, to the knowledge of the Company, as of the date hereof, the Company has not received any notification that any such Multi-employer Plan is in reorganization, has been terminated or is insolvent, (ix) the Company has complied in all respects with the Worker Adjustment and Retraining Notification Act, except for failures which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, and (x) no act, omission or transaction has occurred with respect to any Company Plan that has resulted or could result in any liability of the Company under Section 409, 502(c) or 502(l) of ERISA or Chapter 43 of Subtitle (A) of the Code, except for liabilities which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, or could reasonably be expected to, (i) result in any material payment (including severance or “excess parachute payment” (within the meaning of Section 280G of the Code)) becoming due to any director or employee of the Company under any Company Plan or any Material Contract, (ii) materially increase any benefits otherwise payable under any Company Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d) The Company is not a party to or bound by any employment, consulting, termination, severance or similar agreement with any individual officer, director or employee of the Company or any agreement pursuant to which any such person is entitled to receive any benefits from the Company upon the occurrence of a change in control of the Company or similar event.

Section 5.14  Labor Controversies.  [Intentionally Omitted]

Section 5.15   Environmental Matters.  [Intentionally Omitted]

Section 5.16   Title to Assets.  The Company has good title to all its leasehold interests and other properties, as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) liens for current

Taxes, payments of which are not yet delinquent or are being disputed in good faith by appropriate proceedings and (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise impair the Company’s assets, business or operations. With respect to real property leased by the Company, the Company is entitled to and has exclusive possession of such leased properties, and the leased properties are not subject to any other legally binding lease, tenancy, license or easement of any kind that materially interferes with the Company’s use of the leased properties as currently used. To the knowledge of the Company, all leases under which the Company leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and, to the knowledge of the Company, there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than failures to be in good standing, valid and effective and defaults under such leases which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 5.17  Company Stockholders’ Approval.  The only vote or approval of the holders of any class or series of capital stock of the Company required for approval of this Agreement or the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholders’ Approval”). There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 5.18  Intellectual Property.

(a) As used in this Agreement, the following capitalized terms have the meanings indicated below.

(i) “Company Intellectual Property” means all Intellectual Property (as defined below) used in or necessary for the conduct of the business of the Company, or owned or held for use by the Company;

(ii) “Company Technology” means all Technology (as defined below) used in or necessary for the conduct of the business of the Company, or owned or held for use by the Company;

(iii) “Intellectual Property” means all intellectual property rights and related priority rights, arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including: (A) all patents and patent applications worldwide, including all continuations, divisionals, continuations-in-part and provisionals and patents issuing thereon, and all reissues, reexaminations, substitutions, renewals and extensions thereof (collectively, “Patents”); (B) all trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (C) all Internet domain names; (D) all copyrights, works of authorship and moral rights, and all registrations, applications, renewals, extensions and reversions thereof (collectively, “Copyrights”); (E) all Registrations (as defined below); and (F) all confidential and proprietary information or non-public discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, trade secrets, compositions, processes, techniques, technical data and information, procedures, designs, drawings, specifications, databases, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”);

(iv) “Intellectual Property License” means (A) any grant by the Company to another person of any license, sublicense, right, permission, consent or non-assertion relating to or under any Company Intellectual Property and/or Company Technology; and (B) any grant by another person to the Company of any license, sublicense, right, permission, consent or non-assertion relating to or under any Intellectual Property and/or Technology, including the Company License Agreements;

(v) “Registrations” means any and all applications, registrations, licenses, authorizations and approvals submitted to the FDA or to an analogous regulatory authority anywhere outside of the U.S. (“Ex-U.S. Authority”), all material correspondence submitted to or received from the FDA or an Ex-U.S. Authority (including material minutes and official contact reports relating to any communications with the FDA or Ex-U.S. Authority) and all material supporting documentation and all clinical studies and material tests relating to Company Intellectual Property, and all material data contained in any of the foregoing, including any of the following filed with the FDA or Ex-U.S. Authority, including all analogous submissions filed outside of the U.S.: (A) all INDs and NDAs filed with the FDA; and (B) all marketing authorizations, regulatory drug lists, adverse event files, complaint files and material manufacturing records generated under or in connection with Company Intellectual Property that are held or beneficially owned by the Company, which are set forth in Section 5.18(b) of the Company Disclosure Schedule, as well as the information contained therein together with the pertaining registration dossiers;

(vi) “Software” means any and all: (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (D) all documentation, including user manuals and other training documentation, related to any of the foregoing; and

(vii) “Technology” means all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other embodiments of any of the foregoing, in any form or media whether or not specifically listed herein, and all related technology used in, incorporated in, embodied in, displayed by or related to, or used in connection with, any of the foregoing.

(b) Section 5.18(b) of the Company Disclosure Schedules sets forth an accurate and complete list of the following Company Intellectual Property: all issued Patents and pending Patent applications; registered Marks; pending applications for registration of Marks and material unregistered Marks; registered Copyrights; Internet domain names owned or filed by the Company or any of its subsidiaries; Registrations owned by the Company or to which the Company has rights of use or reference, in whole or in part. Section 5.18(b) of the Company Disclosure Schedules also lists (i) the record owner of each such item of Intellectual Property and (ii) the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any such application for issuance or registration has been filed.

(c) The Company is the sole and exclusive owner of, or has valid and continuing rights to use, sell, license and otherwise commercially exploit, as the case may be, all Company Intellectual Property, Company Technology and Intellectual Property licensed to the Company under the Intellectual Property Licenses as the same is used, sold, licensed and otherwise commercially exploited by the Company in its business as presently conducted or proposed to be conducted, free and clear of all liens, claims, encumbrances and security interests. The Company Intellectual Property, the Company Technology and the Intellectual Property licensed to the Company under the Intellectual Property Licenses include all of the Intellectual Property and Technology necessary and sufficient to enable the Company to conduct its business in the manner in which it is currently being conducted or proposed to be conducted. The Company owns no proprietary Software.

(d) The Company Intellectual Property, the Company Technology, the development, manufacturing, licensing, marketing, importation, offer for sale, sale or use of any products and services in connection with the business as presently conducted or proposed to be conducted, and the present business practices, methods and operations of the Company do not, to the knowledge of the Company, infringe, dilute, constitute an unauthorized use or misappropriation of, or violate any Intellectual Property, Technology or other right of any person. To the knowledge of the Company, no person is infringing, diluting, violating, misusing or misappropriating any Company Intellectual Property or Company Technology, and no claims of infringement, dilution, violation, misuse or misappropriation of any Company Intellectual Property or Company Technology have been made against any person by the Company.

(e) The Company has taken reasonable security measures to protect the confidentiality and value of all Trade Secrets and any other material non-public, proprietary information of the Company (and any confidential information owned by a third person to whom the Company has a confidentiality obligation) which measures are reasonable in the industry in which the business operates. Each Company employee, consultant and independent contractor involved in the creation or development of any products, services, Intellectual Property or Technology related to the business of the Company has entered into a written non-disclosure and invention assignment agreement with the Company in a form provided to CytRx prior to the date hereof.

(f) As of the date hereof, the Company is not the subject of any pending or, to the knowledge of the Company, threatened legal proceedings that involve a claim by any person against the Company of infringement, unauthorized use, misappropriation, dilution or violation of any Intellectual Property, or that challenges the ownership, use, validity or enforceability of any Company Intellectual Property, Company Technology or Intellectual Property licensed to the Company under any of the Intellectual Property Licenses. The Company has not received oral or written notice of any such threatened claim. The Company Intellectual Property and the Company Technology, and all of the Company’s rights in and to the Company Intellectual Property, the Company Technology and the Intellectual Property licensed to the Company under the Intellectual Property Licenses, to the knowledge of the Company, are valid and enforceable.

(g) The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Surviving Corporation’s right to own or use any of the Company Intellectual Property, the Company Technology or any Intellectual Property licensed to the Company under the Intellectual Property Licenses. Neither this Agreement nor any transaction contemplated by this Agreement will result in the grant of any license or other rights with respect to any Company Intellectual Property, Company Technology or Intellectual Property licensed to the Company under the Intellectual Property Licenses to any third person pursuant to any Contract to which the Company is a party or by which any assets or properties of the Company is bound.

(h) The data and information in all regulatory filings and submissions by the Company to any regulatory agency, department, bureau or other government entity (collectively, “Regulatory Filings”) were and are accurate and reliable for purposes of supporting approval of the Regulatory Filings.

(i) The Company has, prior to the date hereof, provided to CytRx copies of all of the Company’s Regulatory Filings and correspondence between the Company, its employees, agents or representatives, on the one hand, and the U.S. Food and Drug Administration or any other governmental or regulatory bodies or authorities in any state, country, territory or group of countries (including the European Union) (each of the foregoing a “Governmental Health Authority”), on the other hand.

(j) No clinical trial that the Company has applied for, sought, proposed or commenced has been placed on clinical hold by any Governmental Health Authority or any institutional review board.

(k) No Governmental Health Authority has informed the Company of any unresolved issues regarding any of Company’s product candidates.

Section 5.19  Insurance.  Section 5.19 of the Company Disclosure Schedule sets forth each insurance policy maintained by the Company and its subsidiaries as of the date hereof and each general liability, umbrella and excess liability policy currently maintained by the Company (each, an “Insurance Policy”). Each Insurance Policy is in full force and effect with respect to the period covered and is valid, outstanding and enforceable, and all premiums or installment payments of premiums, as applicable, due thereon have been paid in full. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the knowledge of the Company, indicated any intent to do so or not to renew any such policy. To the knowledge of the Company, all material claims under the Insurance Policies have been filed in a timely fashion.

Section 5.20  Certain Payments.  The Company has not, nor to the knowledge of the Company, has any director, officer, agent or employee of the Company, or any other person, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any entity or person, private or public, regardless of form, whether in money, property or services, in material violation of any applicable law.

Section 5.21  Brokers and Finders.  The Company has not entered into any contract with any person that may result in the obligation of the Company or the Surviving Corporation to pay any investment banking fees, finder’s fees or brokerage fees in connection with the transactions contemplated hereby, other than fees payable to

Chartered Capital Advisers, Inc. (the “Company Financial Advisor”). A true, correct and complete copy of the fee agreement with the Company Financial Advisor has been made available to CytRx, and the Company has provided to CytRx a true, correct and complete copy of any and all other engagement or retention agreements with outside legal counsel, financial advisors or other advisors, to which the Company is a party and which are related to the transactions contemplated hereby.

Section 5.22  Opinion of Financial Advisor.  The Board of Directors of the Company has received the signed opinion of Company Financial Advisor, dated the date of this Agreement (the “Financial Advisor Opinion”), to the effect that, as of such date, and subject to customary assumptions and qualifications set forth therein, the consideration to be received by the Company’s stockholders in the Merger is fair to such stockholders from a financial point of view. A true and complete copy of such Financial Advisor Opinion has been furnished for informational purposes only to CytRx, and such Financial Advisor Opinion has not been withdrawn, revoked or modified.

ARTICLE VI

COVENANTS

Section 6.01  Conduct of Business by the Company Pending the Merger.  Except as otherwise contemplated by this Agreement or disclosed in the Company Disclosure Schedule, after the date hereof and until the Effective Time or earlier termination of this Agreement, unless CytRx shall otherwise agree in writing (which agreement shall not be unreasonably withheld or delayed), the Company shall:

(a) conduct its business in the ordinary course of business consistent with past practice;

(b) consult with CytRx, in advance, regarding the conduct and management of the Company’s clinical trials and other development activities;

(c) use its commercially reasonable efforts to mitigate or compromise the Liabilities of the Company from time to time;

(d) not (i) amend or propose to amend its Certificate of Incorporation or its Bylaws, (ii) split, combine, subdivide or reclassify any shares of outstanding capital stock, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any shares of its capital stock, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities;

(e) not issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or any debt or equity securities convertible into or exchangeable for its capital stock, except that the Company may issue shares upon the exercise of Company Warrants outstanding on the date hereof;

(f) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) make any acquisition of any capital stock, assets or businesses of any other person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iv) sell, pledge, dispose of or encumber any assets or businesses that are material to the Company, except (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to contracts that are in force at the date of this Agreement and are disclosed in the Company Disclosure Schedules hereto, (C) dispositions of obsolete or worthless assets or, or (v) enter into any contract with respect to any of the foregoing;

(g) use all reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them, other than as expressly permitted by the terms of this Agreement;

(h) not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any increase in salary, wage or other compensation or any increase in any employee benefit to, any directors, officers or employees of the Company, except in each such case (i) as may be required by applicable law or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;

(i) not enter into, establish, adopt, amend or modify any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare plan, agreement, program or arrangement, in respect of any directors, officers or employees of the Company, except, in each such case (i) as may be required by applicable law or pursuant to the terms of this Agreement or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;

(j) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date hereof or as expressly provided by this Agreement, not accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

(k) not make capital expenditures or enter into any binding commitment or contract to make capital expenditures, except (i) capital expenditures which the Company or its subsidiaries are currently committed to make, (ii) capital expenditures consistent with the estimated amounts disclosed in the Company SEC Reports, (iii) capital expenditures for emergency repairs and other capital expenditures necessary in light of circumstances not anticipated as of the date of this Agreement which are necessary to avoid significant disruption to the Company’s business or operations consistent with past practice (and, if reasonably practicable, after consultation with CytRx), and (iv) repairs and maintenance in the ordinary course of business;

(l) not make, change or revoke any material Tax election unless required by law or make any agreement or settlement with any taxing authority regarding any material amount of Taxes or which would reasonably be expected to materially increase the obligations of the Company or the Surviving Corporation to pay Taxes in the future;

(m) not make any changes in financial or Tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in generally accepted accounting principles or applicable law;

(n) not adopt a plan or agreement of complete or partial liquidation or dissolution;

(o) not pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (A) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (B) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) contained in the Company SEC Reports;

(p) not agree to the settlement of any claim, litigation, investigation or other action that is material to the Company;

(q) not enter into any contract that restrains, limits or impedes the ability of the Company or the Surviving Corporation to compete with or conduct any business or line of business, including geographic limitations on the activities of the Company;

(r) not materially modify or amend, or terminate any Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Material Contract if it had been in existence at the time of the execution of this Agreement;

(s) not incur transaction costs and expenses in connection with this Agreement and the transactions contemplated hereby, including, without limitation, legal, accounting and financial advisory fees, including fees payable to the Company Financial Advisor but excluding fees payable to Ropes & Gray LLP (collectively, “Transaction Costs”), in excess of $200,000 in the aggregate; and

(t) not agree to take any of the foregoing actions.

Section 6.02  Conduct of Business by CytRx Pending the Merger.  Except as otherwise contemplated by this Agreement or disclosed in the CytRx Disclosure Schedule, after the date hereof and until the Effective Time or earlier termination of this Agreement, unless the Company shall otherwise agree in writing (which agreement shall not be unreasonably withheld or delayed), CytRx shall:

(a) conducts its business in the ordinary course of business consistent with past practice;

(b) not (i) amend or propose to amend its Amended and Restated Certificate of Incorporation or its Bylaws, (ii) split, combine, subdivide or reclassify any shares of CytRx Common Stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any shares of CytRx Common Stock;

(c) use all reasonable efforts to preserve intact its business organization and goodwill, keep available the services of it present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with it, other than as expressly permitted by the terms of this Agreement;

(d) not make any changes in financial or Tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in generally accepted accounting principles or applicable law;

(e) not adopt a plan or agreement of complete or partial liquidation or dissolution; and

(f) not agree to take any of the foregoing actions.

Section 6.03  Acquisition Proposals.

(a) After the date hereof and until the Effective Time or earlier termination of this Agreement, the Company shall, and shall cause its directors, officers and investment bankers, attorneys, accountants, financial advisors and other advisors, agents or representatives (collectively, “Representatives”) to, (i) cease any discussions or negotiations that may be ongoing as of the date of this Agreement with any person with respect to an Acquisition Transaction (as defined below), (ii) request the prompt return or destruction of all confidential information relating to the Company previously furnished to such person and (iii) furnish CytRx with such information as it may request with respect to any recent discussions or negotiations with any person with regard to an Acquisition Proposal.

(b) After the date hereof and until the Effective Time or earlier termination of this Agreement, the Company shall not, and shall not permit any of its Representatives to, directly or indirectly, (i) initiate, solicit, induce, negotiate, encourage or provide non-public or confidential information to facilitate any inquiry that constitutes, or may reasonably be expected to lead to, a proposal or offer to acquire, in one or any series of transactions with such person (other than CytRx and Merger Subsidiary), any (A) license, sublicense or similar arrangement by the Company involving any Intellectual Property of the Company under any of the Company License Agreements, (B) acquisition of assets of the Company equal to 10% or more of the Company’s consolidated assets or to which 10% or more of the Company’s revenues or earnings on a consolidated basis is attributable, (C) acquisition of 10% or more of the outstanding Company Common Stock, (D) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of the outstanding Company Common Stock or (E) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; in each case, other than the transactions contemplated by this Agreement (any such transactions being referred to herein as an “Acquisition Transaction”); or (ii) enter into, continue or otherwise participate in any discussions or negotiations with any third party regarding, or furnish to any person any non-public information or data, or afford access to the properties, books or records of the Company with respect to, any inquiries that constitute, or may reasonably be expected to lead to, an Acquisition Transaction, or otherwise knowingly facilitate any effort to attempt to make or implement any Acquisition Transaction.

(c) Notwithstanding anything in this Agreement to the contrary, (i) prior to receipt of the Company Stockholders’ Approval, the Company may, in response to a bona fide written offer or proposal with respect to a potential or proposed Acquisition Transaction (“Acquisition Proposal”) from a person or group (a “Potential Acquirer”) that was not solicited, initiated, induced or knowingly encouraged in violation of this Section 6.03 and which the Company Board of Directors determines, in good faith and after consultation with the Company Financial Advisor or other financial advisor and its outside legal counsel, is or could reasonably be expected to result in a Superior Proposal (as defined below), and only after the Company Board of Directors determines, in good faith and after consultation with the Company Financial Advisor or other financial advisor and its outside legal counsel, that such action is necessary to comply with its fiduciary duties to the Company’s stockholders under applicable law, (A) furnish (subject to the execution of a confidentiality agreement not materially less favorable to the Company than the Confidentiality Agreement, dated April 2, 2008, between CytRx and the Company (the “Confidentiality Agreement”)) confidential or non-public information to, and negotiate with, such Potential Acquirer and (B) subject to Sections 6.03(d)-(e) below, resolve to accept, or recommend, and, upon termination of this Agreement in accordance with Section 8.01(e), enter into agreements relating to, an Acquisition Proposal as to which the Company Board of Directors has determined in good faith constitutes a Superior Proposal and (ii) the Company Board of Directors may take and disclose to the Company’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 under the Exchange Act and otherwise make disclosures required by applicable law. In addition, it is understood and agreed that, for purposes of this Agreement (including Article VIII), a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed a withdrawal or modification of, or proposal by the Company Board of Directors to withdraw or modify, the Directors’ Recommendation (as defined in Section 6.07), or an approval or recommendation or neutral position with respect to such Acquisition Proposal. It is understood and agreed that negotiations and other activities conducted in accordance with this paragraph (c) and Sections 6.03(d) and (e) hereof shall not constitute a violation of paragraph (a) of this Section 6.03. The Company agrees to provide to CytRx, to the extent the Company shall not have done so previously, any information that it is providing to any Potential Acquirer pursuant to this Section 6.03 at substantially the same time as it provides it to such other Potential Acquirer. “Superior Proposal” means a proposal to acquire, directly or indirectly, for consideration consisting of cash or securities, all of the equity securities of the Company or all, or substantially all, of the assets of the Company made by a third party, and which is otherwise on terms and conditions which the Company Board of Directors determines in good faith (after consultation with its financial advisor and outside legal counsel) to be more favorable to the Company’s stockholders from a financial point of view than the Merger and the other transactions contemplated hereby, taking into account any offer by CytRx to amend the terms of this Agreement pursuant to Section 6.03(d) below.

(d) The Company shall promptly notify CytRx after receipt of any Acquisition Proposal, indication of interest or request for non-public information relating to the Company or its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Board of Directors of the Company that it is considering making, or has made, an Acquisition Proposal. Such notice to CytRx shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the material terms and conditions of such proposal, inquiry or contact. Thereafter, the Company shall keep CytRx informed on a current basis of any material changes in the status of any such Acquisition Proposal, including whether any such Acquisition Proposal has been withdrawn or rejected. The Company shall notify CytRx if the Company Board of Directors shall resolve to accept, or recommend, a Superior Proposal, in which event CytRx shall have the right, but not the obligation, to offer to amend the terms of this Agreement at any time during the four business-day period referred to in Section 8.01(e). The Company Board of Directors will review any proposal by CytRx to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether CytRx’s amended proposal upon acceptance by the Company would result in such Superior Proposal ceasing to be a Superior Proposal. If the Company Board of Directors so determines, it will enter into an amended agreement with CytRx reflecting CytRx’s amended proposal. If the Company Board of Directors continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects CytRx’s amended proposal, the Company may, on termination of this Agreement in accordance with Section 8.01(e), accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.

(e) Except as expressly permitted by Section 6.03(c) or this Section 6.03(e), neither the Company Board of Directors, nor any committee thereof, shall (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to CytRx, the Directors’ Recommendation or the approval or declaration of advisability by such Board of this Agreement and the Merger or (B) approve or recommend, or propose publicly to approve or recommend, the adoption of any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) cause, authorize or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principal, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or any similar agreement, with respect to any Acquisition Proposal (other than a confidentiality agreement permitted by Section 6.03(c)) (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing, (x) the Company Board of Directors may withdraw or modify the Directors’ Recommendation, or recommend an Acquisition Proposal, if the Company Board of Directors determines in good faith, based on those matters as it deems appropriate after consulting with the Company Financial Advisor or other financial advisor and its outside legal counsel, that taking such action is necessary to comply with its fiduciary duties under applicable law, and (y) if the Company Board of Directors receives an Acquisition Proposal that such Board determines in good faith constitutes a Superior Proposal, then the Company or its subsidiaries may terminate this Agreement pursuant to Section 8.01(e) and concurrently enter into a Company Acquisition Agreement with respect to such Superior Proposal; provided, that, with respect to any termination pursuant to clause (y), the Company shall have complied in all material respects with its obligations under this Section 6.03 since the date of this Agreement and the Company pays CytRx the Termination Fee pursuant to Section 8.02 hereof concurrent with (and as a condition of) such termination.

(f) After the date hereof and until the Effective Time or earlier termination of this Agreement, CytRx shall promptly notify the Company after receipt of any proposal or offer to acquire all or any substantial part of the business, properties or capital stock of CytRx, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof and shall indicate in reasonable detail the identity of the offeror or person and the material terms and conditions of such proposal or offer and the financing arrangements, if any, relating thereto.

Section 6.04  Access to Information; Confidentiality.

(a) Subject to applicable law relating to the exchange of information, the parties shall afford to each other and the other’s accountants, counsel, financial advisors, sources of financing and other representatives reasonable access during normal business hours with reasonable notice throughout the period from the date hereof until the Effective Time to all of their respective properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement, and (ii) such other information concerning its businesses, properties and personnel as any party shall reasonably request, and will use reasonable efforts to obtain the reasonable cooperation of its officers, employees, counsel, accountants, consultants and financial advisors in connection with the review of such other information by the parties and their respective representatives.

(b) All nonpublic information provided to, or obtained by, a party regarding another party in connection with the transactions contemplated hereby shall be “Proprietary Information.” Notwithstanding the foregoing, the term Proprietary Information shall not include information that (i) is or becomes within the public domain through no act of the receiving party in breach of this Section 6.04, (ii) was in the possession of the receiving party prior to its disclosure or transfer hereunder, (iii) is independently developed by the receiving party, or (iv) is received from another source without any restriction on use or disclosure through no act of the receiving party in breach of this Section 6.04.

(c) Except as specifically provided herein, each party agrees that it shall not disclose any Proprietary Information to any third party nor use any Proprietary Information of another party for any purpose other than as may be necessary in connection with the transactions contemplated hereby. The parties shall each protect all

Proprietary Information with the same degree of care as it applies to protect its own proprietary information. As used herein, the term “third party” shall be broadly interpreted to include any corporation, company, partnership or individual.

(d) Notwithstanding the foregoing, a party may disclose such Proprietary Information to its directors, officers, employees, consultants, agents and representatives who need to know such Proprietary Information in connection with the transactions contemplated hereby (it being understood that such directors, officers, consultants, agents and representatives shall be informed by the receiving party of the confidential nature of such Proprietary Information and will agree to be bound by the terms of this Section 6.04), provided, that, the receiving party agrees to be responsible for any breach of this Section 6.04 by such persons.

(e) The parties agree that all communications with the other parties and all requests for information related thereto will be submitted only to persons specifically designated in writing by the parties.

(f) In the event a party is legally requested or required to disclose Proprietary Information of the other party, the receiving party shall promptly notify the disclosing party of such request or requirement so that the disclosing party may seek an appropriate protective order or waive the provisions of this Section 6.04. In the event that such protection or other remedy is not obtained or that the disclosing party waives compliance, the receiving party agrees to furnish only that portion of the Proprietary Information which it is advised by counsel is legally required. Notwithstanding anything to the contrary in this Agreement, a disclosing party shall not be required to provide any information to any other party which it reasonably believes it may not provide to another party by reason of applicable law, rules or regulations, which constitutes information protected by attorney/client privilege, or which the disclosing party or any subsidiary is required to keep confidential by reason of Contract, agreement or understanding with third parties.

Section 6.05  Notices of Certain Events.

(a) The Company and CytRx shall as promptly as reasonably practicable after executive officers acquire knowledge thereof, notify the other of: (i) any notice or other communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement which consent relates to a Material Contract or the failure of which to obtain could materially delay consummation of the Merger; (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened, relating to or involving or otherwise affecting the Company or CytRx, as the case may be that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 6.08, 6.09 or 6.11 or which relate to the consummation of the transactions contemplated by this Agreement.

(b) Subject to the provisions of Section 6.03, each of the Company and CytRx agrees to give prompt notice to the other of, and to use its reasonable best efforts to remedy, (i) the occurrence or failure to occur of any event which occurrence or failure to occur would reasonably be expected to cause any of its representations or warranties in this Agreement to be untrue or inaccurate at the Effective Time unless such occurrence or failure to occur would not reasonably be expected to have a Company Material Adverse Effect or a CytRx Material Adverse Effect, as the case may be, and (ii) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder unless such failure would not reasonably be expected to have a Company Material Adverse Effect or a CytRx Material Adverse Effect, as the case may be; provided, however, that the delivery of any notice pursuant to this Section 6.05(b) shall not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

Section 6.06  Merger Subsidiary.  CytRx will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Until the Effective Time, Merger Subsidiary will not carry on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary hereto.

Section 6.07  Meeting of the Company’s Stockholders.  The Company shall as promptly as practicable after the date of this Agreement take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to establish a record date for, duly call, give notice of, and convene a meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholders’ Approval and will use its reasonable best efforts (including postponing or adjourning the Company Stockholders’ Meeting to obtain a quorum or to solicit additional proxies and, at CytRx’s request, retaining a proxy solicitation firm to assist in soliciting proxies) to obtain the Company Stockholders’ Approval; provided, however, that the Company shall be relieved of its obligations with respect to the Company Stockholders’ Meeting if the Company Board of Directors terminates this Agreement pursuant to Section 8.01(e) and pays CytRx the Termination Fee pursuant to Section 8.02 concurrent with (and as a condition of) such termination. Subject to Sections 6.03(c) and (e), the Company Board of Directors shall recommend that the Company’s stockholders vote to approve this Agreement, and the Proxy Statement/Prospectus shall contain the unqualified recommendation of the Company Board of Directors that its stockholders vote in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby (the “Directors’ Recommendation”).

Section 6.08  Registration Statement.

(a) As promptly as practicable after execution of this Agreement, CytRx shall prepare and file with the SEC the Registration Statement containing the Proxy Statement/Prospectus and thereafter shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Proxy Statement/Prospectus shall, subject to Section 6.07, include the Directors’ Recommendation. CytRx, Merger Subsidiary and the Company shall cooperate with each other in the preparation of the Registration Statement, and CytRx shall promptly notify the Company of the receipt of any comments of the SEC with respect to the Registration Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the Company promptly copies of all correspondence between CytRx or its representatives and the SEC. CytRx shall give the Company and its counsel the opportunity to review the Registration Statement within a reasonable period of time prior to its being filed with the SEC and to review all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments within a reasonable period of time prior to their being filed with, or sent to, the SEC. Each of the Company, CytRx and Merger Subsidiary agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. As promptly as practicable after the SEC has cleared the Registration Statement, the Company shall mail the Proxy Statement/Prospectus to the stockholders of the Company. Prior to the date of approval of the Merger by the Company’s stockholders, the Company shall correct promptly any information provided by it to be used specifically in the Registration Statement that shall have become false or misleading in any material respect, and CytRx shall take all steps necessary to file with the SEC and have cleared by the SEC any amendment or supplement to the Registration Statement so as to correct the same and to cause the Proxy Statement/Prospectus as so corrected to be disseminated to the stockholders of the Company, in each case to the extent required by applicable law.

(b) The Company shall cooperate with CytRx in connection with investor meetings and customary “road show” presentations of CytRx. As part of such meetings and presentations, the Company understands and agrees that CytRx may provide information with respect to the Company’s clinical trials, product candidates and other assets and business, subject to customary confidentiality agreements.

Section 6.09  Public Announcements.  In connection with the execution and delivery of this Agreement, Cytx and the Company shall issue press releases in substantially the forms attached hereto as Exhibit C (the “Signing Releases”). CytRx, in its discretion, shall be entitled to convene an investor conference call in conjunction with the issuance of the Signing Releases. Except for the Signing Releases and such conference call, no party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Merger or the other transactions contemplated hereby without the prior consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by law, including applicable SEC requirements, applicable fiduciary duties or by any applicable listing agreement with The Nasdaq Capital Market (in which case such party shall not issue or cause the publication of such press release or other public statement without prior consultation with the other party).

Section 6.10  Expenses and Fees.  Each of the parties shall bear and pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. Subject to the limitation set forth in Section 6.01(r), within 30 days following the Closing Date, CytRx shall pay or cause to be paid any unpaid Transaction Costs.

Section 6.11  Agreement to Cooperate.

(a) Subject to the terms and conditions of this Agreement, including Section 6.03 and this Section 6.11, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of CytRx and the Company and their respective subsidiaries and to effect all necessary registrations, filings and submissions. In addition, subject to the terms and conditions herein provided and subject to the fiduciary duties of the respective Boards of Directors of the Company and CytRx, none of the parties hereto shall knowingly take or cause to be taken any action that would reasonably be expected to materially delay or prevent consummation of the Merger.

(b) CytRx shall use its reasonable efforts to ensure that the Equity Conditions cited in Section 3.02(b) are met prior to the issuance of any shares of CytRx Common Stock that comprise the Earnout Merger Consideration and to obtain any necessary permits and approvals under all applicable state securities laws required to permit the distribution of the shares of CytRx Common Stock that comprise the Earnout Merger Consideration. This Section 6.11(b) shall survive the Effective Time and shall not terminate until the expiration of the Earnout Period and the payment of all Earnout Merger Consideration pursuant to Section 3.02.

Section 6.12  Directors’ and Officers’ Indemnification.

(a) After the Effective Time, CytRx shall cause the Surviving Corporation to, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or any of its subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (collectively, “Costs and Expenses”), arising out of, relating to or in connection with any action or omission occurring or alleged to occur prior to the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its affiliates). In the event of any actual or threatened claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) subject to this Section 6.12, (i) CytRx and the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to CytRx, the Surviving Corporation and the Stockholder Representative, promptly after statements therefor are received and shall pay all other reasonable expenses in advance of the final disposition of such action, (ii) CytRx and the Surviving Corporation will cooperate and use all reasonable efforts to assist in the defense of any such matter, and (iii) to the extent any determination is required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under the DGCL and CytRx’s or the Surviving Corporation’s respective certificate or articles of incorporation or bylaws, such determination shall be made by independent legal counsel acceptable to CytRx or the Surviving Corporation, as the case may be, and the Indemnified Party; provided, however, that neither CytRx nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and, provided, further, that if CytRx or the Surviving Corporation advances or pays any amount to any person under this paragraph (b) and if it shall thereafter be finally determined by a court of competent jurisdiction that such person was not entitled to be indemnified hereunder for all or any portion of such amount, to the extent required by law, such person shall repay such amount or such portion thereof, as the case may be, to CytRx or the Surviving Corporation, as the case may be. The Indemnified Parties as a group may not retain more than one law firm to represent them with respect to each matter, except to the extent that under applicable standards of professional conduct such counsel would have a conflict representing such Indemnified Party or Indemnified Parties.

(b) In the event the Surviving Corporation or CytRx or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or CytRx shall assume the obligations of the Surviving Corporation or CytRx, as the case may be, set forth in this Section 6.12.

(c) For a period of three years commencing immediately after the Effective Time, CytRx shall cause to be maintained, or shall cause the Surviving Corporation to maintain, in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries (provided that CytRx may substitute therefor policies, including a tail policy, of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties, and which coverages and amounts shall be no less than the coverages and amounts provided at that time for CytRx’s directors and officers) with respect to matters arising on or before the Effective Time; provided, however, that, if the aggregate annual premiums for such insurance shall exceed 125% of the current aggregate annual premium, then CytRx shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of not more than 125% of the current aggregate annual premium.

(d) To the maximum extent permitted by applicable law, CytRx and the Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.12. The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the charter or bylaws of the Company, any indemnification agreement, under the DGCL or otherwise. The provisions of this Section 6.12 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

Section 6.13  Loan and Security Agreement.  Concurrently with the execution and delivery of this Agreement, CytRx and the Company shall enter into the Loan and Security Agreement in substantially the form attached hereto as Exhibit B (the “Loan and Security Agreement”), and thereafter shall comply with their respective obligations in accordance with the terms thereof.

Section 6.14  Exemption From Liability Under Section 16(b).  CytRx and the Company shall cause their respective Boards of Directors and the Board of Directors of the Surviving Corporation to adopt prior to the Effective Time such resolutions as may be required to, and shall otherwise use reasonable efforts to, exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by law. The Company shall use reasonable efforts to provide the information to CytRx required in connection with the adoption of such resolutions to exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by law.

Section 6.15  Resignation of Officers.  CytRx and Merger Sub hereby agree that the resignation of the Company officers required by Section 7.03(c) will not have any effect on any severance provision in any applicable employment, change in control or similar agreement or under the Company’s Employee Retention Program adopted in February 2008, in each of which case the officer’s resignation will not be deemed to be a voluntary resignation but rather a termination of employment by the Company.

Section 6.16  Office Lease.  Immediately after the execution of this Agreement, CytRx shall use its commercially reasonable efforts to remove Steven Kelly as a guarantor of the lease for the Company’s offices located at 555 Madison Avenue, 25th Floor, New York, New York 10022, to be effective at the Effective Time. If such removal is not effective at the Effective Time, CytRx and the Surviving Corporation shall (a) at the Effective Time, enter into a written agreement satisfactory to the Company and Mr. Kelly to indemnify, defend and hold harmless Mr. Kelly under such lease guarantee and (b) use their commercially reasonable efforts to have such removal effective as soon as possible after the Effective Time.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01  Conditions to the Obligations of Each Party.  The obligations of the parties to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) this Agreement and the Merger shall have been adopted by the requisite vote of the stockholders of the Company in accordance with the DGCL;

(b) none of the parties hereto shall be subject to any law, order, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority of competent jurisdiction that prohibits the consummation of the Merger or makes the consummation of the Merger illegal;

(c) the Registration Statement shall be effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

(d) the issuance of the shares of CytRx Common Stock to be issued as the Initial Merger Consideration shall be exempt from registration, or shall have been appropriately registered or qualified, under applicable state securities laws;

(e) the shares of CytRx Common Stock to be issued as part of the Initial Merger Consideration shall have been approved for listing on The Nasdaq Capital Market, effective upon notice of issuance; and

(f) there shall not be pending any action, suit or other proceeding (i) seeking to restrain or prohibit the consummation of the Merger or seeking to obtain from CytRx or Merger Subsidiary in connection with the Merger any damages that are material in relation to CytRx, or seeking to obtain from the Company any damages that are material in relation to the Company, (ii) seeking the sale, divestiture or disposition of any material assets or businesses of the Company, or (iii) otherwise seeking to limit the freedom of action of CytRx with respect to the material assets or businesses of the Company or of the Surviving Corporation.

Section 7.02  Conditions to Obligation of the Company to Effect the Merger.  Unless waived by the Company, the obligation of the Company to consummate the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a) (i) the representations and warranties of CytRx and Merger Subsidiary set forth in Sections 4.03(a) — (c) (Authority; Non-Contravention) shall be true and correct in all respects as of the date hereof and as of the Effective Time as if made on and as of the Effective Time (or, if given as of a specific date, at and as of such date) and (ii) the other representations and warranties of CytRx and Merger Subsidiary contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or CytRx Material Adverse Effect, shall be true and correct in all respects as of the date hereof and as of the Effective Time as if made on and as of the Effective Time (or, if given as of a specific date, at and as of such date), except in the case of this clause (ii) (x) for changes expressly permitted by this Agreement or (y) where the failure to be true and correct would not reasonably be expected to have a CytRx Material Adverse Effect. The Company shall have received a certificate of the chief executive officer or the chief financial officer of the CytRx to that effect; and

(b) each of CytRx and Merger Subsidiary shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Effective Time, and the Company shall have received a certificate of the chief executive officer or the chief financial officer of CytRx to that effect.

Section 7.03  Conditions to Obligations of CytRx and Subsidiary to Effect the Merger.  Unless waived by CytRx and Merger Subsidiary, the obligations of CytRx and Merger Subsidiary to consummate the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a) (i) the representations and warranties of the Company set forth in Sections 5.02 (Capitalization), 5.03(a) — (c) (Authority; Non-Contravention) and 5.22 (Opinion of Financial Advisor) shall be true and correct in all respects as of the date hereof and as of the Effective Time as if made on and as of the Effective Time (or, if given as of a specific date, at and as of such date) and (ii) the other representations and warranties of the Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct in all respects as of the date hereof and as of the Effective Time as if made on and as of the Effective Time (or, if given as of a specific date, at and as of such date), except in the case of this clause (ii) (x) for changes expressly permitted by this Agreement or (y) where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect. CytRx shall have received a certificate of the chief executive officer or the chief financial officer of the Company to that effect;

(b) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Effective Time, and CytRx shall have received a certificate of the chief executive officer or the chief financial officer of the Company to that effect;

(c) CytRx shall have received the resignations, effective as of the Effective Time, of each member of the Company’s Board of Directors and of each officer of the Company; and

(d) Dissenting Shares, if any, shall constitute less than 5% of the issued and outstanding shares of Company Common Stock.

ARTICLE VIII

TERMINATION

Section 8.01  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written consent of the Company and CytRx duly authorized by each of their respective Boards of Directors;

(b) by either the Company or CytRx, if the Merger has not been consummated by September 30, 2008 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to (i) CytRx, if the failure of CytRx or Merger Subsidiary to fulfill any of its material obligations under this Agreement caused the failure of the Closing to occur on or before such date, or (ii) the Company, if the failure of the Company to fulfill any of its material obligations under this Agreement caused the failure of the Closing to occur on or before such date, or (ii) CytRx or the Company, if the failure of the Closing to occur on or before such date is due solely to the failure of the condition set forth in Section 7.01(c) notwithstanding the performance by CytRx of its obligations under Section 6.08;

(c) by either the Company or CytRx, if (x) there has been a breach by the other of any representation or warranty contained in this Agreement which would reasonably be expected to have a Company Material Adverse Effect or a CytRx Material Adverse Effect, as the case may be, and which breach is not curable or, if curable, the breaching party shall not be using on a continuous basis its reasonable best efforts to cure in all material respects such breach after written notice of such breach by the terminating party or such breach has not been cured within twenty business days after written notice of such breach by the terminating party, or (y) there has been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which would reasonably be expected to have a CytRx Material Adverse Effect or a Company Material Adverse Effect, as the case may be, and which breach is not curable or, if curable, the breaching party shall not be using on a continuous basis its reasonable best efforts to cure such breach after written notice of such breach by the terminating party or such breach has not been cured within twenty business days after written notice of such breach by the terminating party;

(d) by either the Company or CytRx after ten days following the entry of any final and non-appealable judgment, injunction, order or decree by a court or governmental agency or authority of competent jurisdiction restraining or prohibiting the consummation of the Merger;

(e) by the Company if, prior to receipt of the Company Stockholders’ Approval, the Company receives a Superior Proposal, resolves to accept such Superior Proposal, complies with its Termination Fee payment obligations under Section 8.02 hereof and gives CytRx at least four business days’ prior written notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as the payment required by Section 8.02 shall have been received by CytRx;

(f) by CytRx, if the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to CytRx in any material respect the Directors’ Recommendation, or shall have resolved to do any of the foregoing, or shall have recommended another Acquisition Proposal or if the Board of Directors of the Company shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of the Company that they tender their shares in a tender or an exchange offer commenced by a third party (excluding any affiliate of CytRx or any group of which any affiliate of CytRx is a member) or any other circumstance in which a Company Adverse Recommendation Change shall have occurred; or

(g) by CytRx, if the Company shall have received an Acquisition Proposal from any person and the Company Board of Directors took a neutral position or made no recommendation with respect to such Acquisition Proposal and did not publicly reaffirm the Directors’ Recommendation in favor of the Merger and the transactions contemplated hereby after a reasonable amount of time (and in no event more than five business days following such receipt) has elapsed for the Company Board of Directors to review and make a recommendation with respect to such Acquisition Proposal; or

(h) by CytRx or the Company if the stockholders of the Company fail to approve the Merger at the Company Stockholders’ Meeting (including any adjournment or postponement thereof).

Section 8.02  Termination Fee.  The Company shall pay to CytRx a termination fee in an amount in cash equal to $1,500,000 (the “Termination Fee”) in the event that (i) the Company terminates this Agreement pursuant to Section 8.01(e); (ii) CytRx terminates this Agreement pursuant to Sections 8.01(f) or (g); (iii) CytRx terminates this Agreement pursuant to Section 8.01(c), provided that such termination is as a result of the Company’s breach of Section 6.03; or (iv) CytRx or the Company terminates this Agreement pursuant to Section 8.01(h), provided, in the case of this clause (iv), that (A) after the date hereof and prior to the Company Stockholders’ Meeting, an Acquisition Proposal has been publicly announced and not withdrawn or abandoned at the time of termination, and (B) within one year after such termination, the Company enters into a definitive agreement with respect to or consummates such Acquisition Proposal. Payment of the Termination Fee under this Section 8.02 shall be paid by wire transfer of same-day funds to an account designated by CytRx, in the event of payment pursuant to clause (i) above on the date of termination of this Agreement, in the event of payment pursuant to clauses (ii) or (iii) above within three business days following the date of termination of this Agreement, and in the event of payment pursuant to clause (iv) above, on the date of the execution and delivery by the Company of the definitive agreement regarding such Acquisition Proposal. CytRx acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement or any document or instrument delivered in connection herewith, the rights set forth in clause (iii) of this Section 8.02 shall be the sole and exclusive remedy of CytRx, Merger Subsidiary and their respective affiliates against the Company or its Subsidiaries or any of their respective affiliates with respect to the Company’s breach of Section 6.03 of this Agreement (excluding any willful breach of such provisions).

Section 8.03  Effect of Termination.  In the event of termination of this Agreement by either CytRx or the Company pursuant to the provisions of Section 8.01, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and there shall be no liability or further obligation on the part of the Company, CytRx, Merger Subsidiary or their respective officers or directors (except as set forth in the first sentence of Section 5.21, Section 6.04(b) — (d) and (f), Section 6.10, Section 8.02 and this Section 8.03, and Article X, all of which shall survive the termination). Nothing in this Section 8.03 shall relieve any party from liability for fraud or any willful breach of this Agreement.

ARTICLE IX

OFFSET

Section 9.01    Survival.  The parties agree that, regardless of any investigation made by or on behalf of CytRx and Merger Subsidiary, the representations, warranties, covenants and agreements of the Company contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing until the last day of the statute of limitations period for any third-party claim relating thereto.

Section 9.02  Offset.

(a) Subject to paragraph (b) below, CytRx shall be entitled to offset against the Earnout Merger Consideration, if any, (i) the amount, if any, by which the actual Net Liabilities of the Company as of the date of this Agreement (excluding up to $97,785 that may become due and payable to Davos Chemical Corporation) exceed the Estimated Net Liabilities, (ii) any and all Losses (as defined below) incurred by CytRx, Merger Subsidiary or the Surviving Corporation (collectively, “Indemnitees”) by reason of any inaccuracy in or breach of any of the Company’s representations, warranties, covenants or agreements contained in this Agreement, and any misrepresentation contained in the Company Disclosure Schedule or in any written agreement or certificate entered into or executed in connection herewith and furnished to CytRx or Merger Subsidiary by or on behalf of the Company in connection with the transactions contemplated by this Agreement and (iii) the amount, if any, by which the actual deposits returned to or recovered by CytRx or the Surviving Corporation is less than the deposits reflected on Section 5.06(b) of the Company Disclosure Schedule. For purposes of this Agreement, the term “Losses” means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, assessments, liabilities, losses, damages (whether direct, indirect, incidental or consequential), interest, taxes, fines, penalties, costs, expenses (including reasonable legal, accounting and other costs and expenses of professionals) incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals; provided, however, that Losses shall not include any amounts for which Indemnitees are actually reimbursed under any insurance policy.

(b) Indemnitees shall have no right of offset under paragraph (a)(ii) above unless the cumulative aggregate Losses exceed $50,000, in which event Indemnitees shall have a right of offset for all Losses (including the first $50,000).

Section 9.03  Offset Claims.

(a) In the event Indemnitees determine to offset against the Earnout Merger Consideration, if any, any amounts pursuant to Section 9.02, CytRx shall a deliver notice (each, an “Offset Notice”) to the Stockholder Representative setting forth in reasonable detail a description of such amounts, whether the basis for such offset is clause (i), (ii) or (iii) of Section 9.02(a) and, with respect to any Losses claimed under clause 9(ii) of Section 9.02(a), the nature of the inaccuracy in or breach of representation, warranty, covenant or agreement of the Company to which such Losses relate. Upon delivery of an Offset Notice, CytRx shall, subject to paragraph (b) below and to Section 9.04, be entitled and authorized to withhold from the Earnout Merger Consideration, if any, as and when the Earnout Merger Consideration would otherwise be payable hereunder, the amounts set forth in the Offset Notice.

(b) Within 30 days after the delivery of an Offset Notice to the Stockholder Representative, the Stockholder Representative may notify (the “Response Notice”) CytRx either that the Stockholder Representative agrees to the offset against the Earnout Merger Consideration of amounts as set forth in the Offset Notice or disputes all, or any portion of, the amounts claimed in the Offset Notice. If no Response Notice has been delivered to CytRx before the expiration of such 30-day period, the Stockholder Representative shall be deemed to have agreed, on behalf of the Company Stockholders, that all of the amounts set forth in the Offset Notice may be offset pursuant to this Article IX, and CytRx may thereafter offset against the Earnout Merger Consideration, if any, and retain, as and when the Earnout Merger Consideration would otherwise be payable hereunder, such amounts. If the Response Notice is delivered to CytRx before the expiration of such thirty 30-day period and disputes a portion, but not all, of the claimed amounts, then the Stockholder Representative shall be deemed to have agreed, on behalf of the Company Stockholders, that such undisputed amounts may likewise be offset pursuant to this Article IX.

Section 9.04  Resolution of Conflicts.  If the Stockholder Representative shall have timely delivered a Response Notice to CytRx disputing any amounts claimed in any Offset Notice, the Stockholder Representative and CytRx will attempt in good faith to agree upon the rights of the respective parties with respect to the disputes amounts. If the parties fail to reach such an agreement, either the Stockholder Representative or CytRx may make a written demand upon the other for formal resolution of the dispute and specifying the scope of the dispute. As soon as practicable, and in any event within 60 days, after such written notification, the parties and their respective representatives shall meet for one day with an impartial mediator, mutually agreed upon by the Stockholder Representative and CytRx for purposes of reaching an agreement on a dispute resolution alternative other than litigation. If an alternative method of dispute resolution is not agreed upon as a result of the one-day mediation, the parties may thereafter exercise any and all available rights and remedies. With respect to the one-day of mediation and any other mediation that may result from this Section 9.04, the parties shall cooperate with one another in selecting a mediator and in scheduling mediation proceedings, and shall act in good faith in such mediation. CytRx initially shall bear the costs of mediation, but shall be entitled to an offset against the Earnout Merger Consideration, if any, of all or a portion of such costs as determined in such mediation or any ensuing litigation.

Section 9.05  Stockholder Representative.

(a) If the Company Stockholders’ Approval is obtained as contemplated in this Agreement, then, as part thereof, immediately and automatically upon the Effective Time, and without any further action on the part of the Company Stockholders, each Company Stockholder shall be deemed to have consented to the appointment of Steven Kelly, as his, her or its representative and attorney-in-fact (the “Stockholder Representative”) for and on behalf of each such Company Stockholder, and the taking by the Stockholder Representative of any and all actions and the making of any decisions required or permitted to be taken by such Company Stockholder under this Agreement, including the exercise of the power to (i) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts and awards of arbitrators with respect to, the determination of the Liabilities of the Company as of the date of this Agreement, Net Sales and Losses; (ii) resolve any disputes with respect to the Liabilities of the Company as of the date of this Agreement, Net Sales and Losses; and (iii) take all actions necessary in the judgment of the Stockholder Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement. Accordingly, the Stockholder Representative shall have all necessary authority and power to act on behalf of the Company Stockholders with respect to this Agreement and the disposition, settlement or other handling of all claims, rights or obligations arising from and taken pursuant to this Agreement, including matters contemplated by, but not specifically addressed in, this Section 9.05. The Company Stockholders will be bound by all actions taken by the Stockholder Representative in connection with this Agreement, and CytRx shall be entitled to rely on any action or decision of the Stockholder Representative as being the decision, act, consent or instruction of each and every Company Stockholder. Subject to Section 9.05(e) below, CytRx is hereby relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the Stockholder Representative. The Stockholder Representative shall have no liability with respect to any action taken or suffered by him in reliance upon any notice, direction, instruction, consent, statement or other document believed by him to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own willful misconduct or gross negligence. In all questions arising under this Agreement, the Stockholder Representative may rely on the advice of counsel, and the Stockholder Representative will not be liable to any person for anything done, omitted to be done or suffered in good faith by the Stockholder Representative based on such advice. The Stockholder Representative will not be required to take any action involving any expense to the Stockholder Representative unless the payment of such expense is made or provided for in a manner satisfactory to him. The reasonable legal fees and other expenses, if any, incurred by the Stockholder Representative in performance of his duties hereunder, not to exceed $20,000 in the aggregate, shall be advanced by CytRx. CytRx shall compensate the Stockholder Representative at the rate of $250 per hour, not to exceed $10,000 in the aggregate, for the performance of his duties hereunder. All such legal fees and expenses and compensation of the Stockholder Representative, including any such legal fees and expenses in excess of $20,000, shall be paid or reimbursed to CytRx or the Stockholder Representative, as the case may be, from the Earnout Merger Consideration, if any, before any payment thereof to the Company Stockholders.

(b) This appointment of agency and this power of attorney is coupled with an interest and shall be irrevocable and is not terminable by any Company Stockholder or by operation of law, whether by the death or incapacity of any Company Stockholder or the occurrence of any other event, and any action taken by the Stockholder Representative shall be as valid as if such death, incapacity or other event had not occurred, regardless of whether or not the Stockholder Representative shall have received any notice thereof.

(c) The Stockholder Representative shall establish and maintain a register of the Company Stockholders and the Company Warrant Holders for purposes of payment and distribution of the Earnout Merger Consideration, if any. CytRx shall be entitled to rely conclusively on such register for purposes of determining the persons to whom the Earnout Merger Consideration, if any, shall be payable hereunder.

(d) The Stockholder Representative may resign as such at any time by giving 30 days’ prior notice to CytRx. Such resignation shall take effect upon the appointment of a successor Stockholder Representative as provided below. As a condition to the Stockholder Representative’s resignation, the Stockholder Representative shall appoint a successor Stockholder Representative. If a successor Stockholder Representative has not been appointed within such 30-day period, CytRx may petition any court of competent jurisdiction or may interplead the Stockholder Representative in a proceeding for the appointment of a successor Stockholder Representative. All fees, including, but not limited to, extraordinary fees associated with the filing of interpleader and expenses associated therewith, shall be advanced by CytRx and shall be offset by CytRx against the Earnout Merger Consideration, if any.

(e) Notwithstanding anything herein to the contrary, CytRx shall indemnify and hold harmless the Stockholder Representative from and against any and all loss, liability, cost, damage and expense, including, without limitation, reasonable attorneys’ fees, which the Stockholder Representative may suffer or incur by reason of any action, claim or proceeding brought against the Stockholder Representative, in his capacity as such (but not in any other capacity), arising out of or relating in any way to this Agreement, any transaction to which this Agreement relates or the performance of the Stockholder Representative’s duties pursuant thereto unless such action, claim or proceeding is the result of the willful misconduct or gross negligence of the Stockholder Representative.

ARTICLE X

MISCELLANEOUS

Section 10.01  Non-Survival of Representations and Warranties.  Except as otherwise provided in this Agreement, no representations, warranties or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and after the Effective Time neither the Company, CytRx, Merger Subsidiary nor their respective officers or directors shall have any further obligation with respect thereto; provided, however, that this Section 10.01 shall not limit any covenant or agreement of the parties hereto which by its express terms contemplates performance, in whole or in part, after the Effective Time.

Section 10.02  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested), sent via facsimile or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:

Innovive Pharmaceuticals, Inc.
555 Madison Avenue, 25th Floor
New York, New York 10022
Attention: Steve Kelly
Facsimile: (212) 716-1811

with a copy to:

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Attention: W. David Mannheim, Esq.
                  and Alexander M. Donaldson, Esq.
Facsimile: (919) 781-4815

If to CytRx or Merger Subsidiary:

CytRx Corporation
11726 San Vicente Blvd., Suite 650
Los Angeles, California 90049
Attention: Steven A. Kriegsman
Facsimile: (310) 826-6139

with a copy to:

TroyGould PC
1801 Century Park East, 16th Floor
Los Angeles, California 90067
Attention: Sanford J. Hillsberg, Esq. and Dale E. Short, Esq.
Facsimile: (310) 201-4746

If to the Stockholder Representative and prior to the Effective Time:

Steven Kelly
c/o Innovive Pharmaceuticals, Inc.
555 Madison Avenue, 25th Floor
New York, New York 10022
Facsimile: (212) 716-1811

If to Stockholder Representative and after the Effective Time:

Steven Kelly
83 Mercer St. #3
New York, New York 10012
(917) 607-6015

Section 10.03  Interpretation.

(a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (ii) “knowledge” shall mean actual knowledge as of the date hereof of the executive officers of the Company or CytRx, as the case may be, after reasonable inquiry of any person directly reporting to any such executive officer, (iii) “including” shall mean “including, without limitation,” and “includes” shall mean “includes, without limitation,” and (iv) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. For purposes of determining whether any fact or circumstance involves a material adverse effect on the ongoing operations of a party, any special transaction charges incurred by such party as a result of the consummation of transactions contemplated by this Agreement shall not be considered.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.04  Assignment; Governing Law; Forum.  This Agreement (including the documents and instruments referred to herein) shall not be assigned by operation of law or otherwise except that Merger Subsidiary may assign its obligations under this Agreement to any other wholly-owned subsidiary of CytRx subject to the terms of this Agreement, in which case such assignee shall become the “Merger Subsidiary” for all purposes of this Agreement. THIS AGREEMENT, AND ANY DISPUTES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PARTIES’ RELATIONSHIP TO EACH OTHER, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF. The parties hereby (a) submit to the jurisdiction of any federal or state court sitting in the State of Delaware, (b) agree not to object to venue in such courts or to claim that such forum is inconvenient and (c) agree that notice or the service of process in any proceeding shall be properly served or delivered if delivered in the manner contemplated by Section 10.02 of this Agreement.

Section 10.05  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 10.06  Amendments; No Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, CytRx and Merger Subsidiary or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that any waiver or amendment shall be effective against a party only if the board of directors of such party approves such waiver or amendment.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.07  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the parties hereto any rights or remedies hereunder except for the provisions of Section 6.12, which are intended for the benefit of the Company’s officers, directors, employees and agents, the provisions of Articles I, II and III, which are intended for the benefit of the Company Stockholders and the Company Warrant Holders, and Section 6.16, which are intended for the benefit of Steven Kelly, the Company’s President and Chief Executive Officer.

Section 10.08  Severability.  If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 10.09  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

INNOVIVE PHARMACEUTICALS, INC.

/s/ Steven Kelly
Name:     Steven Kelly

Title:	President and Chief Executive Officer

CYTRX CORPORATION

/s/ Steven A. Kriegsman
Name:     Steven A. Kriegsman

Title:	President and Chief Executive Officer

CYTRX MERGER SUBSIDIARY, INC.

/s/ Steven A. Kriegsman
Name:     Steven A. Kriegsman

Title:	President and Chief Executive Officer

/s/  Steven Kelly
STEVEN KELLY

APPENDIX B

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of June 6, 2008, by and among CytRx Corporation, a Delaware corporation (“CytRx”), CytRx Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of CytRx (“Merger Subsidiary”), and           (“Stockholder”).

WHEREAS, concurrently with the execution of this Agreement, CytRx, Merger Subsidiary and Innovive Pharmaceuticals, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (as it may be amended, the “Merger Agreement”), providing for the merger of Merger Subsidiary with and into the Company (the “Merger”), pursuant to which the Company will become a wholly owned subsidiary of CytRx;

WHEREAS, as of the date hereof, Stockholder is the record and beneficial owner of           shares of common stock, par value $0.001 per share, of the Company (such shares, together with any other shares of Company common stock acquired by Stockholder after the date hereof, being collectively referred to herein as the “Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, CytRx and Merger Subsidiary have required that Stockholder enter into this Agreement and, in order to induce CytRx and Merger Subsidiary to enter into the Merger Agreement, Stockholder is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1.  Agreements of Stockholder.

(a) Voting; Refrain From Certain Proxy Solicitations.  From the date hereof until any termination of this Agreement in accordance with its terms, at any meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting) and any adjournment thereof, Stockholder shall vote the Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Merger Agreement, (iii) against any Acquisition Proposal and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company’s charter documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger. Any such vote shall be cast (or consent shall be given) by Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Stockholder further covenants and agrees that he shall not solicit proxies or participate in a solicitation with respect to an Acquisition Proposal.

(b) Irrevocable Proxy.  Concurrently with the execution of this Agreement, Stockholder agrees to deliver to CytRx a proxy in the form attached hereto as Annex A (the “Proxy”), which shall be irrevocable to the extent provided therein.

(c) Restriction on Transfer; Other Restrictions.  From the date hereof until any termination of this Agreement in accordance with its terms, Stockholder shall not directly or indirectly (i) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any of the Shares (or any right, title or interest thereto or therein), (ii) deposit any of the Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any of the Shares, (iii) take any action that would make any representation or warranty of Stockholder set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying Stockholder from performing any of his obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses of this Section 1(c). Notwithstanding the foregoing, Stockholder (a) may transfer any of the

Shares, or execute an assignment with respect to the Shares, if such transfer or assignment is made to a family member or a controlled affiliate of the Stockholder or is made to a trust or similar vehicle in connection with estate planning purposes; provided that, in each case, the transferee, trustee, proxy holder, or beneficiary of the Shares resulting from such transfer or assignment executes a joinder agreement, reasonably acceptable to CytRx and Merger Subsidiary, whereby such transferee, proxy holder or beneficiary would become a party to this Agreement and become subject to all of the rights and obligations hereunder, or (b) with the prior written consent of CytRx and Merger Subsidairy (which consent may be withheld in their sole discretion), may transfer any of the Shares, or execute an assignment with respect to the Shares, other than as contemplated in clause (a).

2.  Representation and Warranties of CytRx and Merger Subsidiary.  CytRx and Merger Subsidiary jointly and severally represent and warrant to Stockholder as follows:

(a) Due Authorization.  This Agreement has been authorized by all necessary corporate action on the part of each of CytRx and Merger Subsidiary and has been duly executed by a duly authorized officer of each of CytRx and Merger Subsidiary.

(b) Validity; No Conflict.  This Agreement constitutes the legal, valid and binding obligation of each of CytRx and Merger Subsidiary, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and by general principles of equity. Neither the execution of this Agreement by CytRx and Merger Subsidiary nor the consummation of the transactions contemplated hereby will result in a breach or violation of the terms of any agreement by which CytRx or any CytRx subsidiary is bound or of any decree, judgment, order, law or regulation now in effect of any court or other governmental body applicable to CytRx or any CytRx subsidiary.

3.  Representations and Warranties of Stockholder.  Stockholder hereby represents and warrants to CytRx and Merger Subsidiary as follows:

(a) Validity; Consents and Approvals; No Conflict.  This Agreement constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and by general principles of equity. No consents or approvals of, or filings, declarations or registrations with, any governmental agency are necessary for the performance by Stockholder of its obligations under this Agreement, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by Stockholder of any of his obligations under this Agreement. Neither the execution and delivery of this Agreement by Stockholder, nor the performance by Stockholder of his obligations hereunder, will result in a breach or violation of the terms of any agreement by which Stockholder is bound or of any decree, judgment, order, law or regulation now in effect of any court or other governmental body applicable to Stockholder.

(b) Ownership of Shares.  Except as specifically described on Annex B, Stockholder (i) is the record and beneficial owner of all of the Shares and (ii) owns all of the Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than proxies and restrictions in favor of CytRx and Merger Subsidiary pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States). Without limiting the foregoing, except for certain proxies and restrictions provided for in clause (ii) above, Stockholder has sole voting power and sole power of disposition with respect to all of the Shares, with no restrictions on Stockholder’s rights of voting or disposition pertaining thereto and no Person other than Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, Stockholder does not own, beneficially or of record, any securities of the Company other than           shares of common stock which constitute the “Shares”.

4.  Termination.  This Agreement and the Proxy shall terminate on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Notwithstanding the foregoing,

(i) nothing herein shall relieve any party from liability for breach of this Agreement and (ii) the provisions of this Section 4 and Section 5 of this Agreement shall survive any termination of this Agreement.

5.  Miscellaneous.

(a) Action in Stockholder Capacity Only.  The parties acknowledge that this Agreement is entered into by Stockholder in his capacity as owner of the Shares and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company from taking any action in his capacity as a director or officer of the Company that is necessary for him to comply with his fiduciary duties as a director or officer of the Company, including, without limitation, participating in his capacity as a director of the Company in any discussions or negotiations in accordance with Section 6.03 of the Merger Agreement.

(b) Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(c) Additional Shares.  Until any termination of this Agreement in accordance with its terms, Stockholder shall promptly notify CytRx of the number of shares of Company common stock, if any, as to which Stockholder acquires record or beneficial ownership after the date hereof. Any shares of Company common stock as to which Stockholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be “Shares” for purposes of this Agreement. Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Company affecting the Company common stock, the number of shares constituting “Shares” shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company common stock or other voting securities of the Company issued to Stockholder in connection therewith.

(d) Definition of “Beneficial Ownership”.  For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(e) Further Assurances.  From time to time, at the request of CytRx and without further consideration, Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(f) Entire Agreement; No Third Party Beneficiaries.  This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights hereunder.

(g) Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that (i) Merger Subsidiary may assign its rights and interests hereunder to CytRx or to any wholly owned subsidiary of CytRx if such assignment would not cause a delay in the consummation of any of the transactions contemplated by the Merger Agreement and (ii) the rights, interests and obligations of Stockholder hereunder shall be binding upon Stockholder’s heirs, trustees, executors and other representatives in the event of Stockholder’s death or incapacity. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

(h) Amendments.  This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto.

(i) Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(j) Counterparts.  This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

(k) Descriptive Headings.  Headings of Sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

(l) Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

If to CytRx or Merger Subsidiary, to:

CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, California 90049
Attention: Steven A. Kriegsman
Facsimile: (310) 826-6139

with a copy (which shall not constitute notice) to:

TroyGould PC
1801 Century Park East, 16th Floor
Los Angeles, California 90067
Attention: Sanford J. Hillsberg, Esq. and Dale E. Short, Esq.
Facsimile: (310) 201-4746

If to Stockholder, to:

Facsimile:

with a copy (which shall not constitute notice) to:

Attention:

Facsimile:

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(m) Governing Law; Enforcement; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any federal or state court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(n) Specific Performance; Injunctive Relief.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

(o) Definitions.  Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

CYTRX CORPORATION

By:
Name:     Steven A. Kriegsman

Title:	President and Chief Executive Officer

CYTRX MERGER SUBSIDIARY, INC.

By:
Name:     Steven A. Kriegsman

Title:	President and Chief Executive Officer

Name:

THE UNDERSIGNED, SPOUSE OF THE SHAREHOLDER, HEREBY EXPRESSLY APPROVES AND AGREES TO BE BOUND BY THE PROVISIONS OF THIS AGREEMENT, AND HEREBY AGREES NOT TO DEVISE OR BEQUEATH WHATEVER COMMUNITY PROPERTY INTEREST OR QUASI-COMMUNITY PROPERTY INTEREST THE UNDERSIGNED MAY HAVE IN THE SHARES IN CONTRAVENTION OF THE TERMS OF THIS AGREEMENT.

   (spouse of

   )

ANNEX A

IRREVOCABLE PROXY

The undersigned Stockholder of Innovive Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby irrevocably appoints and constitutes the members of the Board of Directors of CytRx Corporation, a Delaware corporation (“CytRx”), and each of them (the “Proxyholders”), the proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the shares of common stock of the Company beneficially owned by the undersigned as of the date here, together with any other shares of common stock of the Company acquired by Stockholder after the date hereof and prior to the date this proxy terminates (collectively, the “Shares”), to vote the Shares for the following limited, and for no other, purposes:

1. In favor of adoption of the Agreement and Plan of Merger, dated as of June 6, 2008, by and among CytRx, CytRx Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of CytRx (“Merger Subsidiary”), and the Company, as the same may be amended from time to time, and approval of the transactions contemplated by the Merger Agreement; and

2. Against (A) any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Merger Agreement, (B) any Acquisition Proposal (as such term is defined in the Merger Agreement) and (C) any agreement (including, without limitation, any amendment of any agreement), amendment of the Company’s charter documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger.

The Proxyholders may not exercise this proxy on any other matter. The undersigned Stockholder may vote the Shares on all such other matters.

The proxies named above are empowered at any time prior to termination of this proxy to exercise all voting rights (including the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Company shareholders, and in every written consent in lieu of such meeting, or otherwise.

The proxy granted by the Stockholder to the Proxyholders is hereby granted as of the date hereof in connection with the obligations of the Stockholder set forth in the Support Agreement, dated as of June 6, 2008, among CytRx, Merger Subsidiary and the Stockholder (the “Support Agreement”), and is irrevocable and coupled with an interest in such obligations and in the interests in the Company to be purchased and sold pursuant to the Merger Agreement. This proxy will automatically terminate upon the termination of the Support Agreement in accordance with its terms.

Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares, and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned hereby authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of Stockholders of the Company.

This proxy is irrevocable and shall survive the incapacity or death of the undersigned.

[   ]

Dated: June 6, 2008

THE UNDERSIGNED, SPOUSE OF THE SHAREHOLDER, HEREBY EXPRESSLY APPROVES AND AGREES TO BE BOUND BY THE PROVISIONS OF THIS PROXY, AND HEREBY AGREES NOT TO DEVISE OR BEQUEATH WHATEVER COMMUNITY PROPERTY INTEREST OR QUASI-COMMUNITY PROPERTY INTEREST THE UNDERSIGNED MAY HAVE IN THE SHARES IN CONTRAVENTION OF THE TERMS OF THIS PROXY.

   (spouse of

   )

A-1

ANNEX B

OWNERSHIP OF SHARES

B-1

APPENDIX C
Chartered Capital Advisers, Inc.
590 Madison Avenue . 21st Floor
New York, New York 10022
(212) 327-0200 . (212) 327-0225 Fax

June 6, 2008

Board of Directors
Innovive Pharmaceuticals, Inc.
555 Madison Avenue, 25th Floor
New York, New York 10022

Dear Members of the Board of Directors:

We understand that the board of directors (the “Board”) of Innovive Pharmaceuticals, Inc. (“IVPH” or the “Company”) is evaluating a proposed merger (the “Proposed Merger”) by and among IVPH and a newly created, wholly owned merger subsidiary of CytRx Corporation (“CytRx”). The Board has engaged Chartered Capital Advisers, Inc. (“CCA”) to analyze and, if appropriate, render an opinion to the Board regarding the fairness of the Proposed Merger, from a financial point of view, to the shareholders of IVPH.

Under the terms of the Proposed Merger, Merger Consideration1 would be allocated on a pro rata basis among the fully diluted shares of IVPH that are outstanding as of the effective date of the Proposed Merger. Merger Consideration would be comprised of the sum of Initial Merger Consideration and Earnout Merger Consideration. Initial Merger Consideration would amount to $3,000,000. Earnout Merger Consideration would be based on net sales, as defined under the Company License Agreements, generated during the Earnout Period, calculated as follows:

Net Sales	Earnout Merger Consideration

$ 2,000,000	$2,000,000
$15,000,000	Additional $5,000,000
$30,000,000	Additional $5,000,000
$40,000,000	Additional $6,253,462 plus the excess of Estimated Net Liabilities over actual Net Liabilities, subject to certain potential adjustments

Earnout Merger Consideration would be payable only with respect to the first year during the Earnout Period in which target Net Sales are achieved; target Net Sales previously met and achieved again during subsequent years would not be considered in determining Earnout Merger Consideration. Notwithstanding the foregoing, the maximum number of shares of CytRx common stock issued as payment of Initial Merger Consideration and Earnout Merger Consideration cannot exceed 18,145,013 shares (subject to adjustment for reverse and forward splits, stock dividends, stock combinations, and similar events affecting CytRx common stock), unless such issuance is approved by the requisite vote or consent of CytRx stockholders. The Earnout period terminates upon the earlier of: (1) the end of the first calendar year in which Net Sales equal or exceed $40,000,000; or (2) the expiration of the last of the patents licensed to IVPH under the Company License Agreements. The Initial Merger Consideration is payable in CytRx common stock valued based on the daily average volume-weighted closing price of CytRx common stock during the ten trading days preceding the signing of the Merger Agreement. Payment of the Initial Merger Consideration would be made by an independent Disbursing Agent upon receiving certificates representing shares of the Company’s common stock. Earnout Merger Consideration would be payable promptly, and under no circumstances paid later than 90 days following the end of the year in which it was earned. Earnout

1 Terms not defined herein are consistent with the definitions contained in the Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 6, 2008 among Innovive Pharmaceuticals, Inc., CytRx Corporation, CytRx Merger Subsidiary, Inc., and Steven Kelly (as the Stockholder Representative), and documents relating thereto.

Merger Consideration would be payable, at the discretion of CytRx, in cash and/or CytRx common stock. The value attributed to CytRx common stock in paying Earnout Merger Consideration would be the average of the daily Market Price of CytRx common stock during the ten-Trading Day period ending the second Trading Day prior to the payment of the Earnout Consideration. All of the Company’s options are out of the money, and would be terminated; therefore, they would not participate in the Initial Merger Consideration or the Earnout Merger Consideration. The vast majority of the outstanding warrants to purchase the Company’s common stock would remain outstanding and become exercisable for the consideration they would have received if they had been exercised prior to the effective date of the Proposed Merger, and thus the holders thereof may participate in the Initial Merger Consideration and Earnout Merger Consideration.

CCA is customarily engaged in the valuation of securities and other financial advisory work in connection with mergers and acquisitions, recapitalizations, private placements, financial restructuring, shareholder transactions, financial reporting, estate and gift taxes, litigation, and for other purposes.

In connection with rendering our opinions we have, among other things:

(i) Reviewed the Merger Agreement and various documents relating thereto;

(ii) Conferred with Management, its legal advisors, and the management of CytRx;

(iii) Reviewed various documents and other information prepared by or in connection with the Company including, but not limited to documents filed with the Securities and Exchange Commission, historical financial statements, a balance sheet as of May 31, 2008, financial projections, a summary of financing contacts, an investor presentation dated as of May 2008, technical documentation, and the Company Website;

(iv) Reviewed various documents and other information prepared by or in connection with CytRx including, but not limited to documents filed with the Securities and Exchange Commission, historical financial statements, analyst reports, and the CytRx Website;

(v) Analyzed the historical financial performance and financial condition of IVPH and CytRx;

(vi) Analyzed the IVPH financial projections prepared by Management;

(vii) Analyzed the historical stock prices of IVPH and CytRx;

(viii) Considered the Company’s current capitalization, financial condition, and risks relating thereto;

(ix) Evaluated the proposed consideration to IVPH equity holders reflected in the Proposed Merger, taking into consideration various valuation benchmarks including:

a. Net book value;

b. Current and historical market price of IVPH common stock;

c. Premiums paid in mergers deemed to be relevant to IVPH;

d. Discounted cash flow analysis;

e. Capitalization multiples of guideline public companies; and

f. Capitalization multiples paid in acquisitions deemed to be relevant to IVPH;

(x) Considered the historical experience of Management and the investment bankers that it retained to pursue capital infusions and other potential transactions;

(xi) Considered the potential perception of the Company and its investment prospects from the vantage point of investors capable of committing the amount of capital required by the Company, and the amount of dilution that may result from a potential capital infusion;

(xii) Considered the current financing environment for financing development-stage companies similar to IVPH;

(xiii) Considered the process employed by Management to negotiate the Proposed Merger;

(xiv) Considered the risks of rejecting the Proposed Merger in order to seek an enhanced transaction with CytRx or an improved transaction with an alternative investor or acquirer; and

(xv) Considered such other information, financial studies, and analyses as we deemed relevant, and performed such analyses, studies, and investigations as we deemed appropriate.

Chartered Capital Advisers has assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us that was obtained from Management, CytRx, and from public sources that are routinely used in our profession. We have assumed that: (i) the representations of Management and its advisors have been made in good faith, and that they reflect the best currently available Management judgments as to the matters covered; and (ii) that the distributions of Initial Merger Consideration and Earnout Merger Consideration would be made on a timely basis in accordance with the provisions of the Merger Agreement.

Our opinion is necessarily based upon economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. CCA disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion which may come up or be brought to our attention after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change of fact or matter affecting our opinion after the date hereof and prior to the consummation of the Proposed Merger, CCA reserves the right to change, modify, or withdraw this letter.

Our opinion is limited to the fairness of the Proposed Merger, taken as a whole, as of the date hereof, from a financial point of view, to the shareholders of IVPH. No other party, such as the creditors, employees, option holders, or warrant holders of IVPH, or the management, board of directors, or equity holders or creditors of CytRx, may rely upon this opinion. This opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, or otherwise as tax advice, accounting advice, or investment advice. This opinion should not be construed as creating any fiduciary duty on CCA’s part to any party. We are not expressing any opinion as to the fair market value or investment merits of IVPH or CytRx common stock, or the total Merger Consideration to be received by IVPH shareholders if the Proposed Merger is consummated. We make no representations regarding the business decision by the Board to agree to the Proposed Merger, the capacity of CytRx to fulfill its obligations under the Proposed Merger, the current or future value or marketability of CytRx common stock, or the fairness of the Proposed Merger to any party other than the IVPH shareholders. This letter is not intended to substitute for the Board’s exercise of its own business judgment in reviewing the Proposed Merger. We have not been engaged to negotiate the Proposed Merger or to determine whether the terms could be enhanced, or to determine whether a transaction could be consummated with an alternative merger partner or source of financing.

It is understood that this opinion is for the information of the Board and its advisors in connection with the Proposed Merger, and may not be used for any other purpose without our prior written consent, except that the Company may review, summarize, or otherwise reference the existence of this opinion in documents pertaining to the Proposed Merger, provided that any such summary or reference language shall be subject to the prior approval of CCA. This opinion is not a recommendation as to how the Board or IVPH shareholders should vote or act with respect to any matters pertaining to the Proposed Merger, or whether to proceed with the Proposed Merger, or any related transaction, nor does it indicate that the proposed consideration is the best possible attainable under any circumstances. The decision as to whether to proceed with the Proposed Merger or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which our opinion is based.

Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof the Proposed Merger is fair, from a financial point of view, to the shareholders of IVPH.

The foregoing opinion is to be used solely for the information and assistance of the Board. Accordingly, it is understood that no person other than the Board and its advisors and shareholders shall be allowed to use or rely upon this opinion.

Yours truly,

CHARTERED CAPITAL ADVISERS, INC.

/s/ Ronald G. Quintero
Ronald G. Quintero, CPA, CFA, ABV, CDBV
Managing Director

APPENDIX D

TITLE 8

Corporations

CHAPTER 1. GENERAL CORPORATION LAW

Subchapter IX. Merger, Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16.)

APPENDIX E

CYTRX FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
CytRx Corporation
Los Angeles, California

We have audited the accompanying consolidated balance sheets of CytRx Corporation (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. We have also audited the schedule listed in the accompanying index under Item 15a(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CytRx Corporation at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

As more fully described in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share-based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 1, 2008, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting due to material weaknesses.

/s/  BDO Seidman, LLP
BDO Seidman, LLP

Los Angeles, California
April 1, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
CytRx Corporation
Los Angeles, California

We have audited CytRx Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). CytRx Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, “Item 9A, Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. As of December 31, 2007, the Company did not maintain effective controls over its annual financial reporting process. We noted during our substantive audit procedures that certain schedules provided by management contained errors indicating that the schedules had not been reviewed, or reviewed in sufficient detail, to identify and correct the errors prior to the schedules being provided for audit. We noted errors in schedules relating to accrued liabilities, stock compensation, research and development expenses and related revenue recognition. In addition, we noted that there were lapses in the maintenance of the Company’s books and records. Material weaknesses in financial reporting impacts the Company’s ability to report financial information in conformity with generally accepted accounting principles in the United States of America, which could affect all significant financial statement accounts. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated April 1, 2008 on those consolidated financial statements.

In our opinion, CytRx Corporation did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria. We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CytRx Corporation as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated April 1, 2008 expressed an unqualified opinion thereon.

/s/  BDO Seidman, LLP
BDO Seidman, LLP

Los Angeles, California
April 1, 2008

CYTRX CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$50,498,261	$30,381,393
Short-term investments, at amortized cost	9,951,548	—
Accounts receivable	101,217	105,930
Prepaid expenses and other current assets	930,596	233,323

Total current assets	61,481,622	30,720,646
Equipment and furnishings, net	1,573,290	252,719
Molecular library, net	193,946	283,460
Goodwill	183,780	183,780
Other assets	713,398	195,835

Total assets	$64,146,036	$31,636,440

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,946,215	$955,156
Accrued expenses and other current liabilities	3,700,866	2,722,478
Deferred revenue, current portion	8,399,167	6,733,350

Total current liabilities	14,046,248	10,410,984
Deferred revenue, non-current portion	7,167,381	16,075,117

Total liabilities	21,213,629	26,486,101

Minority interest	2,708,368	—

Commitment and contingencies
Stockholders’ equity:
Preferred Stock, $.01 par value, 5,000,000 shares authorized, including 5,000 shares of Series A Junior Participating Preferred Stock; no shares issued and outstanding	—	—
Common stock, $.001 par value, 150,000,000 shares authorized; 90,397,867 and 70,788,586 shares issued and outstanding at December 31, 2007 and 2006, respectively	90,398	70,789
Additional paid-in capital	203,905,691	146,961,657
Treasury stock, at cost (633,816 shares held, at December 31, 2007 and 2006, respectively)	(2,279,238)	(2,279,238)
Accumulated deficit	(161,492,812)	(139,602,869)

Total stockholders’ equity	40,224,039	5,150,339

Total liabilities and stockholders’ equity	$64,146,036	$31,636,440

The accompanying notes are an integral part of these consolidated financial statements.

CYTRX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005

Revenue:
Service revenue	$7,241,920	$1,858,772	$82,860
Licensing revenue	101,000	101,000	101,500
Grant revenue	116,118	105,930	—

	7,459,038	2,065,702	184,360

Expenses:
Research and development (includes an aggregate of 462,112 shares of RXi common stock valued at $2,310,560 issued in exchange for licensing rights in the second quarter of 2007)	18,823,802	9,781,007	9,087,270
General and administrative	14,822,142	9,657,257	6,424,106
Depreciation and amortization	272,229	227,704	217,095

	33,918,173	19,665,968	15,728,471

Loss before other income	(26,459,135)	(17,600,266)	(15,544,111)
Other income:
Interest and dividend income	2,663,542	996,647	206,195
Gain on lease termination	—	—	163,604
Other income (expense), net	1,496,979	(3,205)	—

	(22,298,614)	(16,606,824)	(15,174,312)
Minority interest in losses of subsidiary	448,671	—	81,452

Net loss before provision for income taxes	(21,849,943)	(16,606,824)	(15,092,860)
Provision for income taxes	(40,000)	(145,000)	—

Net loss	(21,889,943)	(16,751,824)	(15,092,860)
Deemed dividend for anti-dilution adjustments made to outstanding common stock warrants	—	(488,429)	(1,075,568)

Net loss applicable to common stockholders	$(21,889,943)	$(17,240,253)	$(16,168,428)

Basic and diluted loss per share	$(0.26)	$(0.25)	$(0.28)

Basic and diluted weighted average shares outstanding	84,006,728	68,105,626	56,852,402

The accompanying notes are an integral part of these consolidated financial statements.

CYTRX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

			Additional
	Common Stock		Paid-In	Accumulated	Treasury
	Shares Issued	Amount	Capital	Deficit	Stock	Total

Balance at December 31, 2004	40,189,688	$40,190	$110,028,327	$(106,194,187)	$(2,279,238)	$1,595,092
Common stock and warrants issued in connection with private placements	18,084,494	18,084	19,572,362	—	—	19,590,446
Issuance of stock options/warrants:
For services and licenses	—	—	586,471	—	—	586,471
For minority interest	—	—	273,000	—	—	273,000
Options and warrants exercised	1,009,778	1,010	255,203	—	—	256,213
Deemed dividend	—	—	1,075,569	(1,075,569)	—	—
Net loss	—	—	—	(15,092,860)	—	(15,092,860)

Balance at December 31, 2005	59,283,960	59,284	131,790,932	(122,362,616)	(2,279,238)	7,208,362
Common stock and warrants issued in connection with private placements	10,650,795	10,651	12,393,709	—	—	12,404,360
Issuance of stock options/warrants for services and licenses	149,928	150	1,930,098	—	—	1,930,248
Options and warrants exercised	703,903	704	358,489	—	—	359,193
Deemed dividend	—	—	488,429	(488,429)	—	—
Net loss	—	—	—	(16,751,824)	—	(16,751,824)

Balance at December 31, 2006	70,788,586	70,789	146,961,657	(139,602,869)	(2,279,238)	5,150,339
Common stock and warrants issued in connection with private placements	8,615,000	8,615	34,239,442	—	—	34,248,057
Issuance of stock options/warrants for services and licenses			2,402,035	—	—	2,402,035
Options and warrants exercised	10,994,281	10,994	18,778,180	—	—	18,789,174
Issuance of stock options by subsidiary	—	—	1,524,377	—	—	1,524,377
Net loss	—	—	—	(21,889,943)	—	(21,889,943)

Balance at December 31, 2007	90,397,867	$90,398	$203,905,691	$(161,492,812)	$(2,279,238)	$40,224,039

The accompanying notes are an integral part of these consolidated financial statements.

CYTRX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net loss	$(21,889,943)	$(16,751,824)	$(15,092,860)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	272,229	227,704	217,095
Non-cash earned on short-term investments	(172,055)	—	—
Loss on retirement of equipment	—	2,864	—
Minority interest in losses of subsidiary	(448,671)	—	(81,452)
Gain on lease termination	—	—	(163,604)
Stock option and warrant expense	3,511,541	1,284,032	366,753
Common stock issued for services	3,089,639	262,500	—
Non-cash stock compensation related to research and development	—	411,530	219,718
Changes in assets and liabilities:
Accounts receivable	4,713	66,930	(172,860)
Prepaid expenses and other current assets	(1,214,836)	100,295	596,935
Accounts payable	757,086	139,530	(845,477)
Deferred revenue	(7,241,919)	22,533,467	—
Accrued expenses and other current liabilities	978,388	1,082,557	456,637

Total adjustments	(463,885)	26,111,409	593,745

Net cash provided by (used in) operating activities	(22,353,828)	9,359,585	(14,499,115)

Cash flows from investing activities:
Purchases of short-term investments	(9,779,493)	—	—
Redemption of short-term investments	—	—	1,011,814
Purchases of equipment and furnishings	(1,269,313)	(41,133)	(47,563)

Net cash provided by (used in) investing activities	(11,048,806)	(41,133)	964,251

Cash flows from financing activities:
Net proceeds from exercise of stock options and warrants	18,789,173	359,191	256,213
Net proceeds from issuances of common stock	34,248,058	12,404,360	19,590,446
Capital contributions from minority interest	482,271	—	—

Net cash provided by financing activities	53,519,502	12,763,551	19,846,659

Net increase in cash and cash equivalents	20,116,868	22,082,003	6,311,795
Cash and cash equivalents at beginning of year	30,381,393	8,299,390	1,987,595

Cash and cash equivalents at end of year	$50,498,261	$30,381,393	$8,299,390

Supplemental disclosure of cash flow information:
Cash received during the years for interest received	$2,491,487	$996,647	$206,195

Cash paid during the years for income taxes	$183,461	$—	$—

Supplemental disclosures of non-cash investing activities:
Fair market value of options and warrants provided for goods and services	$—	$705,794	$586,471

Fair market value of common stock exchanged for minority interest in subsidiary	$—	$—	$273,000

Acquisition of property and equipment through accrued liabilities	$233,974	$—	$—

Non-cash financing activities:

During 2007, the Company allocated $289,254 of additional paid in capital arising from subsidiary common stock options issued to minority interest.

In connection with the Company’s adjustments to terms of certain outstanding warrants on January 20, 2005 and March 2, 2006, the Company recorded deemed dividends of $1,075,568 and $488,429, respectively, which were recorded as charges to retained earnings with corresponding credits to additional paid-in capital.

The accompanying notes are an integral part of these consolidated financial statements.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business

CytRx Corporation (“CytRx” or the “Company”) is clinical-stage biopharmaceutical company engaged in developing human therapeutic products based primarily upon our small-molecule molecular chaperone amplification technology. Molecular chaperone proteins occur normally in human cells and are key components of the body’s defenses against potentially toxic mis-folded cellular proteins. Since damaged toxic proteins called aggregates are thought to play a role in many diseases, the Company believes that amplification of molecular chaperone proteins could have therapeutic efficacy for a broad range of indications. Currently, the Company is using its chaperone amplification technology to develop treatments for neurodegenerative disorders and diabetic complications. CytRx currently owns approximately 49% of RXi Pharmaceuticals Corporation, or RXi, which was founded in April 2006 by the Company and four researchers in the field of RNAi, including Dr. Craig Mello, recipient of the 2006 Nobel Prize for Medicine for his co-discovery of RNAi. At December 31, 2007, CytRx owned approximately 85% of RXi, and on March 11, 2007, CytRx paid approximately 36% of its shares of RXi common stock as a dividend to CytRx stockholders. RNAi is a naturally occurring mechanism for the regulation of gene expression that has the potential to selectively inhibit the activity of any human gene. RXi is focused solely on developing and commercializing therapeutic products based upon RNAi technologies for the treatment of human diseases, including neurodegenerative diseases, cancer, type 2 diabetes and obesity.

At December 31, 2007, the Company had cash, cash equivalents and short-term investments of $60.4 million, including $11.7 million held by RXi. Management believes that CytRx’s current resources will be sufficient to support its currently planned level of operations into the second half of 2009. This estimate is based, in part, upon the Company’s currently projected expenditures for 2008 of approximately $29.2 million, including approximately $5.1 million for its clinical program for arimoclomol for ALS and related studies, approximately $6.4 million for its planned Phase II clinical trial of arimoclomol in stroke patients and Phase II clinical trial of iroxanadine for diabetic ulcers, approximately $9.2 million for equipping and operating its research laboratory in San Diego, California, and approximately $8.5 million for other general and administrative expenses. Management believes that RXi’s current resources will be sufficient to support its currently planned level of operations into the second quarter of 2009. Projected expenditures for CytRx and RXi are based upon numerous assumptions and subject to many uncertainties, and the Company’s actual expenditures may be significantly different from these projections. The Company will be required to obtain additional funding in order to execute its long-term business plans, although it does not currently have commitments from any third parties to provide it with capital. The Company cannot assure that additional funding will be available on favorable terms, or at all. If the Company fails to obtain additional funding when needed, it may not be able to execute its business plans and its business may suffer, which would have a material adverse effect on its financial position, results of operations and cash flows.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation — The consolidated financial statements include the accounts of CytRx together with those of its wholly-owned and majority-owned subsidiaries. The accounts of CytRx Laboratories, less the minority interest, are included through June 30, 2005, when the Company purchased the outstanding 5% interest in CytRx Laboratories (see Note 11) and CytRx Laboratories became wholly owned by the Company. RXi began its operations in 2007, and had no operations during 2006.

Revenue Recognition — Biopharmaceutical revenues consist of license fees from strategic alliances with pharmaceutical companies as well as service and grant revenues. Service revenues consist of contract research and laboratory consulting. Grant revenues consist of government and private grants.

Monies received for license fees are deferred and recognized ratably over the performance period in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Milestone payments will be recognized upon achievement of the milestone as long as the milestone is deemed substantive and we have no other performance obligations related to the milestone and collectability is reasonably assured, which is generally

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

upon receipt, or recognized upon termination of the agreement and all related obligations. Deferred revenue represents amounts received prior to revenue recognition.

Revenues from contract research, government grants, and consulting fees are recognized over the respective contract periods as the services are performed, provided there is persuasive evidence or an arrangement, the fee is fixed or determinable and collection of the related receivable is reasonably assured. Once all conditions of the grant are met and no contingencies remain outstanding, the revenue is recognized as grant fee revenue and an earned but unbilled revenue receivable is recorded.

In August 2006, the Company received approximately $24.3 million in proceeds from the privately-funded ALS Charitable Remainder Trust (“ALSCRT”) in exchange for the commitment to continue research and development of arimoclomol and other potential treatments for ALS and a one percent royalty in the worldwide sales of arimoclomol. Under the arrangement, the Company retains the rights to any products or intellectual property funded by the arrangement and the proceeds of the transaction are non-refundable. Further, the ALSCRT has no obligation to provide any further funding to the Company. The Company has concluded that due to the research and development components of the transaction that it is properly accounted for under Statement of Financial Accounting Standards No. 68, Research and Development Arrangements. Accordingly, the Company has recorded the value received under the arrangement as deferred service revenue and will recognize service revenue using the proportional performance method of revenue recognition, meaning that service revenue is recognized on a dollar-for-dollar basis for each dollar of expense incurred for the research and development of arimoclomol and other potential ALS treatments. The Company believes that this method best approximates the efforts expended related to the services provided. The Company adjusts its estimates of expense incurred for this research and development on a quarterly basis. For the years ended December 31, 2007 and 2006, the Company recognized approximately $7.2 and $1.8 million, respectively, of service revenue related to this transaction. Any significant change in ALS related research and development expense in any particular quarterly or annual period will result in a change in the recognition of revenue for that period and consequently affect the comparability or revenue from period to period.

The amount of “deferred revenue, current portion” is the amount of deferred revenue that is expected to be recognized in the next twelve months and is subject to fluctuation based upon management’s estimates. Management’s estimates include an evaluation of what pre-clinical and clinical trials are necessary, the timing of when trials will be performed and the estimated clinical trial expenses. These estimates are subject to changes and could have a significant effect on the amount and timing of when the deferred revenues are recognized.

Other Income — In June 2007, the Company recognized $1.5 million of income arising from a fee received pursuant to a change-in-control provision included in the purchase agreement for its 1998 sale of its animal pharmaceutical unit. Management concluded that the fee did not represent revenue generated from the Company’s normal course of its business, and accordingly the Company recorded this fee as other income.

Cash Equivalents — The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts.

Fair Value of Financial Instruments — The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Short-term Investments — RXi has purchased zero coupon U.S Treasury Bills at a discount. These securities mature within the next twelve months. They are classified as held-to-maturity and under Statement of Financial Accounting Standards No. 115, Investments in Debt Securities, are measure at amortized cost since RXi has the intent and ability to hold these securities to maturity. The interest income has been amortized at the effective interest rate.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equipment and Furnishings — Equipment and Furnishings are stated at cost and depreciated using the straight-line method based on the estimated useful lives (generally three to five years for equipment and furniture) of the related assets. Whenever there is a triggering event that might suggest an impairment, management evaluates the realizability of recorded long-lived assets to determine whether their carrying values have been impaired. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the non-discounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Any impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Molecular Library — The Molecular Library, a collection of chemical compounds that the Company believes may be developed into drug candidates, are stated at cost and depreciated over five years; the estimated useful life of the molecular library, which is less than the remaining life of the related patents. The molecular library is presently used as a tool in the Company’s drug discovery program. On an annual basis, or whenever there is a triggering event that might suggest an impairment, management evaluates the realizability of the molecular library to determine whether its carrying value has been impaired. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the non-discounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Any impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Impairment of Long-Lived Assets — The Company reviews long-lived assets, including finite lived intangible assets, for impairment on an annual basis, as of December 31, or on an interim basis if an event occurs that might reduce the fair value of such assets below their carrying values. An impairment loss would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or other appropriate fair value methods.

Patents and Patent Application Costs — Although the Company believes that its patents and underlying technology have continuing value, the amount of future benefits to be derived from the patents is uncertain. Patent costs are therefore expensed as incurred.

Basic and Diluted Loss per Common Share — Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. Common share equivalents (which consist of options and warrants) are excluded from the computation of diluted loss per share since the effect would be antidilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled approximately 17.1 million shares, 30.2 million shares and 24.7 million shares at December 31, 2007, 2006 and 2005, respectively. In connection with the Company’s adjustment to the exercise terms of certain outstanding warrants to purchase common stock on March 2, 2006 and January 20, 2005, the Company recorded deemed dividends of $488,000 and $1.1 million, respectively. These deemed dividends are reflected as an adjustment to net loss for the first quarter of 2006 and the year ended 2005 to arrive at net loss applicable to common stockholders on the consolidated statement of operations and for purposes of calculating basic and diluted earnings per shares.

Shares Reserved for Future Issuance — As of December 31, 2007, the Company has reserved approximately 2.2 million of its authorized but unissued shares of common stock for future issuance pursuant to its employee stock option plans issued to consultants and investors.

Stock-based Compensation — Prior to January 1, 2006, the Company accounted for its stock based compensation plans under the recognition and measurement provisions of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations for all awards granted to employees. Under APB 25, when the exercise price of options granted to employees under these plans equals the market price of the common stock on the date of grant, no compensation expense is recorded. When the exercise price of options granted to employees under these plans is less than the market price of the common stock on the date of grant, compensation expense is recognized over the vesting period.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s share-based employee compensation plans are described in Note 12. On January 1, 2006, the Company adopted SFAS 123(R), “Accounting for Stock-based Compensation (Revised 2004)” (“123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants, including employee stock options. SFAS 123(R) supersedes the Company’s previous accounting under APB 25 and SFAS 123, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The following table illustrates the pro forma effect on net loss and net loss per share assuming the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans for the year ending December 31, 2005. For purposes of this presentation, the value of the options is estimated using a Black Scholes option-pricing model and recognized as an expense on a straight-line basis over the options’ vesting periods. Numbers presented are in thousands with the exception of per share data.

Year Ended
December 31, 2005

Net loss applicable to common stockholders	$(16,168)
Total stock-based employee compensation expense determined under fair-value based method for all awards	(1,388)

Pro forma net loss	$(17,556)

Loss per share, as reported (basic and diluted)	$(0.28)
Loss per share, pro forma (basic and diluted)	$(0.31)

The Company’s Statement of Operations as of and for the years ended December 31, 2006 and 2007 reflects the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s Statements of Operations for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2007 and 2006 was $2.7 million and $1.2 million, respectively. As of December 31, 2007, there was $3.4 million of unrecognized compensation cost related to unvested employee stock options that is expected to be recognized as a component of the Company’s operating expenses through 2009. Compensation costs will be adjusted for future changes in estimated forfeitures.

For stock options paid in consideration of services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of SFAS No. 123(R) and EITF 96-18, as amended, and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Under SFAS No. 123(R), the compensation associated with stock options paid to non-employees is generally recognized in the period during which services are rendered by such non-employees. Since its adoption of SFAS 123(R), there been no change to its equity plans or modifications of its outstanding stock-based awards.

Deferred compensation for non-employee option grants that do not vest immediately upon grant are recorded as an expense over the vesting period of the underlying stock options. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black Scholes option pricing model, will be re-measured using the fair value of the Company’s common stock and deferred compensation and the non-cash compensation recognized during the period will be adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense is subject to adjustment until the stock options are fully vested. The Company recognized $1.5 million of stock based compensation expense related to non-employee stock options in 2007.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development Expenses — Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies, including licenses, that are utilized in research and development and that have no alternative future use are expensed when incurred. Technology developed for use in its products is expensed as incurred until technological feasibility has been established.

Income Taxes — Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term investments. The Company maintains cash and cash equivalents in large well-capitalized financial institutions and the Company’s investment policy disallows investment in any debt securities rated less than “investment-grade” by national ratings services. The Company has not experienced any losses on its deposits of cash and cash equivalent or its short-term investments.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the accrual for research and development expenses, the basis for the classification of current deferred revenue and the estimate of expense arising from the common stock options granted to employees and non-employees. Actual results could materially differ from those estimates.

Reclassifications — Certain prior year balances have been reclassified to conform with the 2007 presentation, with no change in net loss for prior periods presented.

Other comprehensive income/(loss) — The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” which requires separate representation of certain transactions, which are recorded directly as components of shareholders’ equity. The Company has no components of other comprehensive income (loss) and accordingly comprehensive loss is the same as net loss reported.

3.	Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN No. 48”), to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold in which a tax position be reached before financial statement recognition. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 as of January 1, 2007, as required. The adoption of FIN No. 48 did not have an impact on the Company’s financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued Staff Position No. FAS 157-1, which amended SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination. Also in February 2008, the FASB issued Staff Position

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. FAS 157-2, which delayed the effective date of SFAS No. 157 for non-financial assets and liabilities, except those items recognized at fair value on an annual or more frequently recurring basis to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company does not expect SFAS No. 157 will have a significant impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS No. 159 will have a significant impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. The adoption is not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified the consensus reached on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”), which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 will be effective for fiscal years beginning after December 15, 2007. The Company does not expect that the adoption of EITF 07-3 will have an impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”) and a revision to SFAS No. 141, Business Combinations (“SFAS No. 141R”). SFAS No. 160 modifies the accounting for noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary. SFAS No. 141R establishes the measurements in a business combination of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. Both of these related statements are effective for fiscal years beginning after December 15, 2008. The Company has not determined the impact that the adoption of these two statements will have on the consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”), which expresses the views of the Staff regarding use of a “simplified” method, as discussed in SAB 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standards No. 123. SAB 110 will allow, under certain circumstances, the use of the simplified method beyond December 31, 2007 when a Company is unable to rely on the historical exercise data. The Company does not anticipate the adoption of SAB 110 having a material impact on our financial statements.

4.	Accounts Receivable

At December 31, 2007 and 2006, the accounts receivable balance of $101,217 and $105,930, respectively, primarily related annual licensing fees due to the Company. Due to the certainty of the collectability of the account receivable, no allowance was recorded.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Other Assets

At December 31, 2007 and 2006, the Company had approximately $713,000 and $196,000, respectively, of non-current other assets, which consist primarily of security deposits on contracts for research and development and leases for its facilities.

6.	Equipment, Furnishing and Molecular Library, net

Equipment, furnishings and molecular library, net, at December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006

Equipment and furnishings	$1,965	$502
Less — accumulated depreciation	(392)	(249)

Property and equipment, net	1,573	253

Molecular library	$447	$447
Less — accumulated amortization	(253)	(164)

Molecular library, net	$194	$283

The molecular library was purchased in 2004 and placed in service by the Company in March 2005. The molecular library is being amortized over 60 months, which is less than the estimated effective life of the patents. The Company will incur related amortization of approximately $89,000 in 2008, $89,000 in 2009 and $16,000 in 2010.

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 were $272,000, $228,000, and $217,000, respectively.

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, 2007 and 2006 are summarized below (in thousands):

	2007	2006

Professional fees	$907	$900
Research and development costs	873	1,013
Wages, bonuses and employee benefits	1,255	404
Income taxes	30	145
Other	636	260

Total	$3,701	$2,722

8.	Termination of the Atlanta Facility Lease

Subsequent Subsequent to the Company’s merger with Global Genomics in 2002, it recorded a loss of $563,000 associated with the closure of the Atlanta headquarters and its relocation to Los Angeles. This loss represented the total remaining lease obligations and estimated operating costs through the remainder of the lease term, less estimated sublease rental income and deferred rent at the time. In August 2005, the Company entered into a lease termination agreement pursuant to which it was released from all future obligations on the lease in exchange for a one-time $110,000 payment and the forfeiture of a $49,000 security deposit. As a result of this agreement the Company realized $164,000 in other income in 2005.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Commitments and Contingencies

The Company acquires assets still in development and enters into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required, contingent upon the successful achievement of an important point in the development life-cycle of the pharmaceutical product (e.g., approval of the product for marketing by a regulatory agency). If required by the arrangement, CytRx may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

These arrangements may be material individually, and in the unlikely event that milestones for multiple products covered by these arrangements were reached in the same period, the aggregate charge to expense could be material to the results of operations in any one period. In addition, these arrangements often give CytRx the discretion to unilaterally terminate development of the product, which would allow CytRx to avoid making the contingent payments; however, CytRx is unlikely to cease development if the compound successfully achieves clinical testing objectives.

As a result of RXi’s separation from CytRx in March 2008 (see discussion in the “Our Separation from RXi Pharmaceuticals Corporation” section on page 8), each of CytRx and RXi will be responsible for their respective future contractual obligations, therefore, they are shown separately below.

CytRx’s current contractual obligations that will require future cash payments are as follows:

	Non-Cancelable			Cancelable
	Operating	Employment		Research and	License
	Leases(1)	Agreements(2)	Subtotal	Development(3)	Agreements(4)	Subtotal	Total
	(In thousands)

2008	$446	$900	$1,346	$4,035	$—	$4,035	$5,381
2009	236	650	886	3,279	—	3,279	4,165
2010	145	—	145	3,045	—	3,045	3,190
2011	11	—	11	2,188	—	2,188	2,199
2012 and thereafter	—	—	—	681	—	681	681

Total	$838	$1,550	$2,388	$13,228	$—	$13,228	$15,616

RXi’s current contractual obligations that will require future cash payments are as follows:

	Non-Cancelable			Cancelable
	Operating	Employment		Research and	License
	Leases(1)	Agreements(2)	Subtotal	Development(3)	Agreements(4)	Subtotal	Total
	(In thousands)

2008	$180	$942	$1,122	$—	$716	$716	$1,838
2009	105	448	553	—	666	666	1,219
2010	—	290	290	—	616	616	906
2011	—	105	105	—	816	816	921
2012	—	—	—	—	1,126	1,126	1,126
2013 and thereafter	—	—	—	—	10,325	10,325	10,325

Total	$285	$1,785	$2,070	$—	$14,265	$14,265	$16,335

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Operating leases are primarily facility lease related obligations, as well as equipment and software lease obligations with third party vendors.

(2)	Employment agreement obligations include management contracts, as well as scientific advisory board member compensation agreements. Certain agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually at the discretion of the Company’s Compensation Committee, as well as for minimum bonuses that are payable.

(3)	Research and development obligations relate primarily to clinical trials. Most of these purchase obligations are cancelable.

(4)	License agreements generally relate to RXi’s obligations with UMMS associated with RNAi and, for future periods, represent minimum annual royalty payment obligations. Not included in the table are milestone payment amounts that may be required under RXi’s license agreements, due to their contingent nature. RXi has determined that a hypothetical product candidate attaining all possible product milestones would have aggregate potential milestone payments of $36 million. This hypothetical product analysis was undertaken since RXi has not yet named a lead product candidate. RXi determined what would be a like product candidate based on its current research and ran an analysis of the milestone payments due under its current licenses for this hypothetical product. As a part of this analysis, due to the fact that certain of its licenses are for technologies that are mutually exclusive, if any two licenses are mutually exclusive and only one would be applicable to any single product, RXi selected the milestone payments that would result in higher fees to include in its analysis.

The Company applies the disclosure provisions of FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), to its agreements that contain guarantee or indemnification clauses. The Company provides (i) indemnifications of varying scope and size to certain investors and other parties for certain losses suffered or incurred by the indemnified party in connection with various types of third-party claims; and (ii) indemnifications of varying scope and size to officers and directors against third party claims arising from the services they provide to us. These indemnifications and guarantees give rise only to the disclosure provisions of FIN 45. To date, the Company has not incurred material costs as a result of these obligations and does not expect to incur material costs in the future; further, the Company maintains insurance to cover certain losses arising from these indemnifications. Accordingly, the Company has not accrued any liabilities in its consolidated financial statements related to these indemnifications or guarantees.

10.	Private Placements of Common Stock

On April 19, 2007, the Company completed a $37.0 million private equity financing in which we issued 8.6 million shares of its common stock at $4.30 per share. Net of investment banking commissions, legal, accounting and other expenses related to the transaction, the Company received approximately $34.2 million of proceeds.

On March 2, 2006, the Company completed a $13.4 million private equity financing in which it issued 10,650,795 shares of its common stock and warrants to purchase an additional 5,325,397 shares of its common stock at an exercise price of $1.54 per share. Net of investment banking commissions which included 745,556 warrants to purchase CytRx common stock at $1.54 per share, legal, accounting and other expenses related to the transaction, the Company received approximately $12.4 million of proceeds.

In connection with the financing, the Company adjusted the price and number of underlying shares of warrants to purchase approximately 2.8 million shares that had been issued in prior equity financings in May and September 2003. The adjustment was made as a result of anti-dilution provisions in those warrants that were triggered by the Company’s issuance of common stock in that financing at a price below the closing market price on the date of the transaction. The Company accounted for the anti-dilution adjustments as deemed dividends analogous with the guidance in Emerging Issues Task Force Issues (“EITF”) No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of 98-5 to Certain Convertible Instruments, recorded an approximate $488,000 charge to retained earnings and a corresponding credit to additional paid-in capital.

In January 2005, the Company entered into a Stock Purchase Agreement with a group of institutional and other investors (the “January 2005 Investors”). The January 2005 Investors purchased, for an aggregate purchase price of $21.3 million, 17,334,494 shares of the Company’s common stock and warrants to purchase an additional 8,667,247 shares of the Company’s common stock, at $2.00 per share, expiring in 2010. After consideration of offering expenses, net proceeds to the Company were approximately $19.4 million. The shares and the shares underlying the warrants issued to the January 2005 Investors were subsequently registered. In addition, the Company issued approximately $158,000 worth of common stock in February 2005.

In connection with the March 2006 and January 2005 private equity financings, the Company entered into a registration rights agreement with the purchasers of its stock and warrants, which provides among other things, for cash penalties in the event that the Company were unable to initially register, or maintain the effective registration of the securities. The Company initially evaluated the penalty provisions in light of EITF 00-19, Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock, and determined that the maximum penalty does not exceed the difference between the fair value of a registered share of CytRx common stock and unregistered share of CytRx common stock on the date of the transaction. The Company then evaluated the provisions of FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies, pursuant to which a contingent obligation must be accrued only if it is more likely than not to occur. In management’s estimation, the contingent payments related to the registration payment arrangement are not likely to occur, and thus no amount need be accrued. The Company has elected to reflect early adoption of FSP 00-19-2 in its 2006 financial statements, and the adoption did not have an effect on its financial statements.

In connection with the Company’s private equity financing that was consummated on January 20, 2005, the Company adjusted the price and number of underlying shares of warrants to purchase approximately 2.8 million shares that had been issued in prior equity financings in May and September 2003. The adjustment was made as a result of anti-dilution provisions in those warrants that were triggered by the Company’s issuance of common stock in that financing at a price below the closing market price on the date of the transaction. Consistent with EITF No. 98-5 and EITF 00-27 the Company accounted for the anti-dilution adjustments as a deemed dividend, which was recorded as an approximate $1.1 million charge to retained earnings and a corresponding credit to additional paid-in capital.

11.	Investment in CytRx Laboratories

On June 30, 2005, the Company issued 650,000 shares of its common stock to Dr. Michael Czech as part of a transaction in which the Company purchased Dr. Czech’s 5% interest in CytRx Laboratories. As a result of this purchase, CytRx Laboratories became a wholly-owned subsidiary of CytRx. CytRx Laboratories was subsequently merged with and into the Company on September 30, 2005. The purchase of Dr. Czech’s interest in CytRx Laboratories was consummated pursuant to the terms of the Stockholders Agreement dated September 17, 2003, by and among CytRx, CytRx Laboratories and Dr. Czech. Of the shares of CytRx common stock issued to Dr. Czech 300,000 option shares were unrestricted and in exchange for his 5% interest in CytRx Laboratories. For financial statement purposes, that stock was valued at $0.91 per share, the then fair value of the common stock. The non-cash transaction was accounted for using purchase accounting and the difference between the market value of the 300,000 unrestricted shares issued to Dr. Czech and the fair value of the minority interest at June 30, 2005, of $184,000 was recorded as goodwill for financial statement purposes.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Stock Options and Warrants

CytRx Options

As of December 31, 2007, an aggregate of 10,000,000 shares of common stock were reserved for issuance under the Company’s 2000 Stock Option Incentive Plan, as amended, including 5,999,300 shares subject to outstanding stock options and 2,192,000 shares available for future grant. Additionally, the Company has two other plans, the 1994 Stock Option Plan and the 1998 Long Term Incentive Plan, which include 9,167 and 100,041 shares subject to outstanding stock options. As the terms of the plans provide that no options may be issued after 10 years, no options are available under the 1994 Plan. Under the 1998 Long Term Incentive Plan, 29,517 shares are available for future grant. Options granted under these plans generally vest and become exercisable as to 33% of the option grants on each anniversary of the grant date until fully vested. The options will expire, unless previously exercised, not later than ten years from the grant date.

The Company adopted the provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and non-employee directors.

The fair value of stock options at the date of grant was estimated based on the following assumptions:

	2007	2006	2005

Weighted average risk free interest rate	4.41%	4.91%	4.10%
Dividend yields	0%	0%	0%
Weighted average volatility	108%	112%	109%
Expected lives (years)	6	6	8

The Company’s computation of expected volatility is based on the historical daily volatility of its publicly traded stock. For option grants issued during the year ended December 31, 2007 and 2006, the Company used a calculated volatility for each grant. The Company’s computation of expected life were estimated using the simplified method provided for under Staff Accounting Bulletin 107 (“SAB 107”), which averages the contractual term of the Company’s options of ten years with the average vesting term of three years for an average of six years. In December 2007, Staff Accounting Bulletin 110 (“SAB 110”) was released which permits the continued use of the simplified method when a Company is unable to relay on the historical exercise data. Since the Company is still in its relatively early stages, it will continue with the simplified method. The dividend yield assumption of zero is based upon the fact the Company has never paid cash dividends and presently has no intention of paying cash dividends. The risk-free interest rate used for each grant is equal to the U.S. Treasury rates in effect at the time of the grant for instruments with a similar expected life. Based on historical experience, for the years ended December 31, 2007 and 2006, the Company has estimated an annualized forfeiture rate of 10% and 10%, respectively, for options granted to its employees and 1% for each period for options granted to senior management and directors. Compensation costs will be adjusted for future changes in estimated forfeitures. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeiture rates are higher than estimated. No amounts relating to employee stock-based compensation have been capitalized. Under provisions of SFAS 123(R), the Company recorded $1.7 million and $1.2 million of employee stock-based compensation for the years ended December 31, 2007 and 2006, respectively.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2007, there remained approximately $3.4 million of unrecognized compensation expense related to unvested employee stock options to be recognized as expense over a weighted-average period of 6 years. Presented below is the Company’s stock option activity:

				Weighted Average
	Stock Options			Exercise Price
	2007	2006	2005	2007	2006	2005

Outstanding — beginning of year	4,500,208	4,097,542	3,026,042	$1.66	$1.70	$2.02
Granted	1,685,500	783,500	1,124,500	4.02	1.36	.83
Exercised	(1,030,933)	(82,500)	(15,000)	1.76	.97	1.00
Forfeited	(222,503)	(296,667)	(38,000)	1.24	1.59	1.52
Expired	—	(1,667)	—	—	1.00	—

Outstanding — end of year	4,932,273	4,500,208	4,097,542	2.46	1.66	1.70

Exercisable at end of year	3,210,320	3,316,994	2,360,989	$1.93	$1.84	$1.98

Weighted average fair value of stock options granted during the year:	$3.34	$1.16	$.72

A summary of the activity for unvested employee stock options as of December 31, and changes during the year is presented below:

				Weighted Average
				Grant Date Fair
	Stock Options			Value per Share
	2007	2006	2005	2007	2006	2005

Nonvested at January 1,	1,183,214	1,736,553	1,574,162	$.99	$1.16	$1.77
Granted	1,685,500	783,500	1,124,500	3.34	1.16	0.72
Vested	(924,259)	(1,040,172)	(924,109)	1.67	1.29	1.65
Pre-vested forfeitures	(222,503)	(296,667)	(38,000)	1.06	1.39	1.34

Nonvested at December 31,	1,721,952	1,183,214	1,736,553	$2.92	$.99	$1.16

The following table summarizes significant ranges of outstanding stock options under the three plans at December 31, 2007:

		Weighted
		Average
		Remaining	Weighted	Number of	Weighted	Weighted
Range of	Number of	Contractual Life	Average	Options	Average	Average
Exercise Prices	Options	(Years)	Exercise Price	Exercisable	Contractual Life	Exercise Price

$0.25 — 1.00	814,774	6.76	$0.81	699,440	6.76	$0.81
$1.01 — 2.00	1,269,500	7.16	1.48	1,041,222	7.16	1.49
$2.01 — 3.00	1,162,499	5.51	2.45	1,162,499	5.51	2.45
$3.01 — 4.00	700,500	9.74	3.45	137,539	9.74	3.34
$4.01 — 4.65	985,000	9.35	4.42	169,621	9.35	4.45

	4,932,273	7.51	$2.46	3,210,321	7.51	$1.93

The aggregate intrinsic value of outstanding options as of December 31, 2007, was $3,836,556 of which $3,273,003 is related to exercisable options. The aggregate intrinsic value was calculated based on the positive difference between the closing fair market value of the Company’s common stock on December 31, 2007 ($2.84) and the exercise price of the underlying options.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For stock options paid in consideration of services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of SFAS No. 123(R), Emerging Issues Task Force Issue No. 96-18 (“EITF 96-18”), Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and EITF 00-18, Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees, as amended.

Non-employee option grants that do not vest immediately upon grant are recorded as an expense over the performance period. At the end of each financial reporting period prior to performance, the value of these options, as calculated using the Black-Scholes option pricing model, will be determined, and compensation expense recognized during the period will be adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense is subject to adjustment until the common stock options are fully vested.

The Company recorded approximately $0.4 million, $1.3 million and $0.6 million of non-cash charges related to the issuance of stock options to certain consultants in exchange for services during 2007, 2006 and 2005, respectively. In January 2007, the Company’s RNAi operations (RXi Pharmaceuticals Corporation) began operating on a stand-alone basis (see “Our Separation from RXi Pharmaceuticals Corporation” on page 8 for further details). Except for approximately $0.2 million in 2006, the non-cash charges for services incurred during 2006 and 2005 relate primarily to the RXi operations and are discussed more fully in the “RXi Options” section that follows on page F-17.

At December 31, 2007, there was no change in the number of non-employee options outstanding from the prior year. There remained 1,067,000 options granted.

The fair value of stock options at the date of grant was estimated based on the following assumptions:

	2007	2006

Weighted average risk free interest rate	—	4.31%
Dividend yields	—	0%
Weighted average volatility	—	108%
Expected lives (years)	—	6

A summary of the activity for nonvested stock options as of December 31, and changes during the years are presented below:

	Stock Options		Weighted Average Grant Date Fair Value per Share
	2007	2006	2007	2006

Nonvested at January 1,	916,663	1,030,831	$1.44	$1.53
Granted	—	250,000	—	.95
Vested	(104,163)	(364,168)	1.63	1.35
Pre-vested forfeitures	(562,500)	—	1.63	—

Nonvested at December 31,	250,000	916,663	$1.00	$1.44

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CytRx Warrants

A summary of the Company’s warrant activity and related information for the years ended December 31 are shown below.

				Weighted Average
	Warrants			Exercise Price
	2007	2006	2005	2007	2006	2005

Outstanding — beginning of year	23,360,165	18,508,949	9,735,416	$1.83	$1.94	$1.64
Granted	—	6,112,870	10,267,887	—	1.54	1.96
Exercised	(10,233,650)	(1,261,654)	(1,294,354)	1.77	1.16	0.55
Forfeited	—	—	—	—	—	—
Expired	(95,000)	—	(200,000)	2.25	—	1.00

Outstanding — end of year	13,031,515	23,360,165	18,508,949	1.87	1.83	1.94

Exercisable at end of year	13,031,515	23,360,165	18,508,949	$1.87	$1.83	$1.94

Weighted average fair value of warrants granted during the year:	$—	$1.54	$2.00

The following table summarizes additional information concerning warrants outstanding and exercisable at December 31, 2007:

	Warrants Outstanding
		Weighted
		Average		Warrants
		Remaining	Weighted	Number of	Exercisable
	Number of	Contractual Life	Average	Shares	Weighted Average
Range of Exercise Prices	Shares	(Years)	Exercise Price	Exercisable	Exercise Price

$0.20 — 1.26	482,001	1.68	$.20	482,001	$.20
$1.54 — 1.84	4,183,844	5.35	1.59	4,183,844	1.59
$1.85 — 2.36	7,056,917	4.98	2.00	7,056,917	2.00
$2.37 — 2.67	1,308,753	5.04	2.67	1,308,753	2.67

	13,031,515	4.98	$1.87	13,031,515	$1.87

RXi Options

As of December 31, 2007, an aggregate of 2.75 million shares of common stock were reserved for issuance under the RXi Pharmaceuticals Corporation 2007 Incentive Plan, including approximately 1,340,000 shares subject to outstanding common stock options granted under this plan and approximately 1,410,000 shares available for future grants. The administrator of the plan determines the times which an option may become exercisable. Vesting periods of options granted to date include vesting upon grant to vesting at the end of a five-year period. The options will expire, unless previously exercised, not later than ten years from the grant date.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RXi issued options to purchase approximately 1,340,000 shares of its common stock during 2007. The fair value of the common stock options granted in the year listed in the table below was estimated using the Black-Scholes option-pricing model, based on the following assumptions:

2007

Weighted average risk free interest rate	4.50%
Weighted average volatility	108.7%
Expected lives (years)	6
Expected dividend yield	0%

The fair value of RXi’s common stock and RXi’s expected common stock price volatility assumption is based upon a valuation conducted by Sanli Pastore & Hill, an independent third party valuation firm engaged by the RXi’s Board of Directors, which determined the RXi corporate valuation and analyzed the volatility of a basket of comparable companies. The expected life assumptions were based upon the simplified method provided for under SAB 107, which averages the contractual term of RXi’s options of ten years with the average vesting term of three years for an average of six years. The dividend yield assumption of zero is based upon the fact that RXi has never paid cash dividends and presently has no intention of paying cash dividends. The risk-free interest rate used for each grant was also based upon prevailing short-term interest rates. Based on CytRx’s historical experience, RXi has estimated an annualized forfeiture rate of 4.0% for options granted to its employees, 2.1% for options granted senior management and no forfeiture rate for the directors. RXi will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeiture rates are higher than estimated. Under provisions of SFAS 123(R), RXi recorded $1.0 million of employee stock-based compensation for the year ended December 31, 2007. No amounts relating to employee stock-based compensation have been capitalized. As of December 31, 2007, there was $2.1 million of unrecognized compensation cost related to outstanding options that is expected to be recognized as a component of RXi’s operating expenses through 2011. Compensation costs will be adjusted for future changes in estimated forfeitures.

At December 31, 2007, the unrecognized compensation expense related to unvested common stock options granted to employees and non-employee directors is expected to be recognized as expense over a weighted-average period of 1.8 years. Presented below is RXi’s common stock activity:

		Weighted Average
	Stock Options	Exercise Price
	2007	2007

Outstanding — beginning of year	—	$—
Granted	1,139,375	5.00
Exercised	(66,044)	5.00
Forfeited	(92,465)	5.00

Outstanding — end of year	980,866	5.00

Exercisable at end of year	274,129	$5.00

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the activity for nonvested stock options as of December 31, and changes during the year is presented below:

		Weighted Average
		Grant Date Fair
	Stock Options	Value per Share
	2007	2007

Nonvested at January 1,	—	$—
Granted	1,139,375	3.51
Vested	(274,129)	3.45
Pre-vested forfeitures	(92,465)	3.57

Nonvested at December 31,	772,781	$3.51

The following table summarizes significant ranges of outstanding stock options at December 31, 2007:

Weighted
		Average	Weighted		Weighted	Weighted
		Remaining	Average	Number of	Average	Average
	Number of	Contractual	Exercise	Options	Contractual	Exercise
Range of Exercise Prices	Options	Life (Years)	Price	Exercisable	Life	Price

$5.00	980,866	9.46	$5.00	274,129	9.46	$5.00

The aggregate intrinsic value of outstanding options as of December 31, 2007 is negligible. The aggregate intrinsic value is calculated based on the positive difference between the closing fair market value of RXi’s common stock on December 31, 2007 and the exercise price of the underlying options.

Non-employee option grants that do not vest immediately upon grant are recorded as an expense over the vesting period of the underlying stock options. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option pricing model, will be re-measured using the fair value of RXi’s common stock and the non-cash compensation recognized during the period will be adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense will include fair value re-measurements until the stock options are fully vested. RXi used an independent third-party valuation firm to estimate the fair market value of RXi’s common stock and used the common stock fair market value as an input into the calculation of fair value of the common stock options granted using the Black-Scholes option-pricing model. Under provisions of SFAS 123(R), EITF 96-18, RXi recorded approximately $1.0 million of stock based compensation expense related to non-employee stock options for the year ended December 31, 2007 in respect of RXi.

The fair value of non-employee stock options at the date of grant was estimated based on the following assumptions:

2007

Weighted average risk free interest rate	4.39%
Dividend yields	0%
Weighted average volatility	109.4%
Expected lives (years)	6

The fair value of RXi’s common stock and RXi’s expected common stock price volatility assumption is based upon Sanli Pastore & Hill, Inc.’s valuation that determined the RXi corporate valuation and analyzed the volatility of a basket of comparable companies. The expected life assumptions were based upon the simplified method provided for under SAB 107, which averages the contractual term of RXi’s options of ten years with the average vesting term for an average of six years. The dividend yield assumption of zero is based upon the fact that RXi has never paid cash dividends and presently has no intention of paying cash dividends. The risk-free interest rate used for each grant was also based upon prevailing short-term interest rates.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2007, there remained approximately $489,000 of unrecognized compensation expense related to unvested common stock options granted to non-employees is expected to be recognized as expense over a weighted-average period of 1.8 years. Presented below is RXi’s common stock activity:

		Weighted Average
	Stock Options	Exercise Price
	2007	2007

Outstanding — beginning of year	—	$—
Granted	357,318	5.00
Exercised	—	—
Forfeited	—	—

Outstanding — end of year	357,318	5.00

Exercisable at end of year	221,883	$5.00

13.	Stockholder Protection Rights Plan

Effective April 16, 1997, the Company’s board of directors declared a distribution of one right (“Rights”) for each outstanding share of the Company’s common stock to stockholders of record at the close of business on May 15, 1997 and for each share of common stock issued by the Company thereafter and prior to a Flip-in Date (as defined below). Each Right entitles the registered holder to purchase from the Company one-ten thousandth (1/10,000th) of a share of Series A Junior Participating Preferred Stock, at an exercise price of $30. The Rights are generally not exercisable until 10 business days after an announcement by the Company that a person or group of affiliated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the Company’s then outstanding shares of common stock (a “Flip-in Date”).

In the event the Rights become exercisable as a result of the acquisition of shares, each Right will enable the owner, other than the Acquiring Person, to purchase at the Right’s then-current exercise price a number of shares of common stock with a market value equal to twice the exercise price. In addition, unless the Acquiring Person owns more than 50% of the outstanding shares of common stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such Acquiring Person) at an exchange ratio of one share of common stock per Right. All Rights that are owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

The Rights have been distributed to protect the Company’s stockholders from coercive or abusive takeover tactics and to give the Board of Directors more negotiating leverage in dealing with prospective acquirors. The Company recently extended the stockholder rights plan through April 2017.

14.	Income Taxes

At December 31, 2007, the Company had United States federal and state net operating loss carryforwards of $109 million and $52 million, respectively, available to offset against future taxable income, which expire in 2010 through 2027. As a result of a change in-control that occurred in the CytRx shareholder base in July 2002, approximately $45 million in federal net operating loss carryforwards became limited in their availability to $0.7 million annually. Management currently believes that the remaining $64 million in federal net operating loss carryforwards, and the $52 million in state net operating loss carryforwards, are unrestricted. However, management is reviewing its recent equity transactions to determine if they may have resulted in any further restrictions on the Company’s net operating loss carryforwards. Additionally, due to the change-in-control, approximately $6.3 million of research and development tax credits will not be available for utilization and were written off. As of December 31, 2007, CytRx also had research and development and orphan drug credits for federal and state purposes of approximately $3 million and $2 million, respectively, available for offset against future income taxes, which expire in 2008 through 2027. Based on an assessment of all available evidence including, but not limited to,

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company’s limited operating history in its core business and lack of profitability, uncertainties of the commercial viability of its technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, the Company has concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets.

Deferred income taxes reflect the net effect of temporary differences between the financial reporting carrying amounts of assets and liabilities and income tax carrying amounts of assets and liabilities. The components of the Company’s deferred tax assets and liabilities, all of which are long-term, are as follows (in thousands):

	December 31,
	2007	2006

Deferred tax assets:
Net operating loss carryforwards	$39,919	$30,892
Tax credit carryforwards	3,114	2,391
Equipment, furnishings and other	4,124	1,547
Deferred revenue	6,200	9,085

Total deferred tax assets	53,357	43,915
Deferred tax liabilities	(111)	(85)

Net deferred tax assets	53,246	43,830
Valuation allowance	(53,246)	(43,830)

	$—	$—

For all years presented, the Company did not recognize any deferred tax assets or liabilities. The net change in valuation allowance for the years ended December 31, 2007 and 2006 were increases of $9,416,000 and $34,000, respectively.

The provision for income taxes differs from the provision computed by applying the Federal statutory rate to net loss before income taxes as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005

Federal benefit at statutory rate	$(7,781)	$(5,646)	$(5,128)
State income taxes, net of Federal taxes	(908)	(968)	(603)
Permanent differences	65	143	736
Provision related to change in valuation allowance	9,416	34	5,308
Net change in research and development tax credits	(1,125)	5,059	—
Change in state tax rates	—	2,160	—
Other, net	373	(637)	(313)

	$40	$145	$—

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Quarterly Financial Data (unaudited)

Summarized quarterly financial data for 2007 and 2006 is as follows (in thousands, except per share data):

	Quarters Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)

2007
Total revenues	$1,563	$2,371	$2,046	$1,479
Net loss	(4,546)	(6,285)	(4,597)	(6,462)
Deemed dividend for anti-dilution adjustments made to outstanding common stock warrants	—	—	—	—

Net loss applicable to common stockholders	$(4,546)	$(6,285)	$(4,597)	$(6,462)

Basic and diluted loss per share applicable to common stock	$(0.06)	$(0.07)	$(0.05)	$(0.07)

2006
Total revenues	$61	$—	$776	$1,229
Net loss	(4,166)	(5,465)	(2,972)	(4,148)
Deemed dividend for anti-dilution adjustments made to outstanding common stock warrants	(488)	—	—	—

Net loss applicable to common stockholders	$(4,654)	$(5,465)	$(2,972)	$(4,148)

Basic and diluted loss per share applicable to common stock	$(0.07)	$(0.08)	$(0.04)	$(0.06)

Quarterly and year to date loss per share amounts are computed independently of each other. Therefore, the sum of the per share amounts for the quarters may not agree to the per share amounts for the year.

Our Statements of Operations as of and for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our results of operations for prior periods have not been restated to reflect the impact of SFAS 123(R). Share-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2007 and 2006 were $2.7 and $1.2 million, respectively.

In connection with the Company’s adjustment to the exercise terms of certain outstanding warrants to purchase common stock on March 2, 2006 and January 20, 2005, the Company recorded deemed dividends of $488,000 and $1.1 million, respectively. These deemed dividends are reflected as an adjustment to net loss for the first quarter of 2006 and the year ended 2005 to arrive at net loss applicable to common stockholders on the consolidated statements of operations and for purposes of calculating basic and diluted earnings per shares.

Fourth Quarter Adjustment

During the fourth quarter of 2007, the Company recorded adjustments for: (i) additional compensation expense of $236,000 related to previously granted non-employee stock options, (ii) additional compensation expense of $350,000 related to stock options previously granted to Directors and (iii) additional general and administrative expense of $192,000 related to legal fees rendered during the third quarter. Management concluded the effect of these adjustments was not material to any previously reported quarterly period.

CYTRX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Subsequent Events

On February 14, 2008, the Company’s board of directors declared a dividend, payable to its stockholders as of March 6, 2008, the record date, of one share of the common stock of RXi Pharmaceuticals Corporation for each approximately 20.05 shares of our common stock held by such stockholders. The dividend was paid on March 11, 2008. The RXi shares distributed by the Company to its stockholders constituted approximately 36% of the currently outstanding RXi shares, and as a result, the Company currently owns approximately 49% of the outstanding shares of RXi common stock. As a result, the Company’s financial statements will no longer consolidate the financial condition and results of operation of RXi, but instead will account for its ongoing investment in RXi based on the equity method of accounting.

As of March 25, 2007, the Company has received approximately $1.0 million in connection with the exercise of warrants and options since December 31, 2007. The exercise price of the warrants and options ranged from $.20 to $2.00.

CYTRX CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2007, 2006 and 2005

		Additions
	Balance at	Charged to	Charged to
	Beginning of	Costs and	Other		Balance at
Description	Year	Expenses	Accounts	Deductions	End of Year

Reserve Deducted in the Balance Sheet from the Asset to Which it Applies:
Allowance for Deferred Tax Assets
Year ended December 31, 2007	$43,830,000	$—	$9,416,000	$—	$53,246,000
Year ended December 31, 2006	43,796,000	—	34,000	—	43,830,000
Year ended December 31, 2005	38,488,000	—	5,308,000	—	43,796,000

CYTRX CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2008	2007
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$43,538,946	$50,498,261
Short-term investments, at amortized cost	—	9,951,548
Accounts receivable	—	101,217
Prepaid expense and other current assets	1,101,651	930,596

Total current assets	44,640,597	61,481,622
Equipment and furnishings, net	1,349,548	1,573,290
Molecular library, net	182,017	193,946
Investment in unconsolidated subsidiary	3,536,614	—
Goodwill	183,780	183,780
Other assets	647,055	713,398

Total assets	$50,539,611	$64,146,036

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$721,093	$1,946,215
Accrued expenses and other current liabilities	2,699,777	3,700,866
Income taxes payable	342,000	—
Deferred revenue, current portion	8,207,492	8,399,167

Total current liabilities	11,970,362	14,046,248
Deferred revenue, non-current portion	5,177,967	7,167,381

Total liabilities	17,148,329	21,213,629

Minority interest	—	2,708,368

Commitments and Contingencies
Stockholders’ equity:
Preferred Stock, $.01 par value, 5,000,000 shares authorized, including 15,000 shares of Series A Junior Participating Preferred Stock; no shares issued and outstanding	—	—
Common stock, $.001 par value, 150,000,000 shares authorized; 91,374,269 and 90,397,867 shares issued at March 31, 2008 and December 31, 2007, respectively	91,374	90,398
Additional paid-in capital	206,089,009	203,905,691
Treasury stock, at cost (633,816 shares held at March 31, 2008 and December 31, 2007, respectively)	(2,279,238)	(2,279,238)
Accumulated deficit	(170,509,863)	(161,492,812)

Total stockholders’ equity	33,391,282	40,224,039

Total liabilities and stockholders’ equity	$50,539,611	$64,146,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

CYTRX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,
	2008	2007
	(Unaudited)

Revenue:
Service revenue	$2,181,088	$1,446,993
Grant revenue	—	116,070

	2,181,088	1,563,063

Expenses:
Research and development	3,191,713	4,008,374
General and administrative	4,473,149	2,485,085

	7,664,862	6,493,459

Loss before other income	(5,483,774)	(4,930,396)
Other income:
Interest income	524,271	382,614
Other income, net	218,229	—
Equity in loss of unconsolidated subsidiary	(378,898)	—
Minority interest in losses of subsidiary	88,374	2,000

Net loss before income taxes	(5,031,798)	(4,545,782)
Provision for income taxes	(342,000)	—

Net loss	(5,373,798)	(4,545,782)
Deemed dividend for anti-dilution adjustment made to stock warrants	(756,954)	—

Net loss applicable to common stockholders	$(6,130,752)	$(4,545,782)

Basic and diluted loss per share	$(0.07)	$(0.06)

Weighted average shares outstanding	90,280,449	73,273,746

The accompanying notes are an integral part of these condensed consolidated financial statements.

CYTRX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2008	2007
	(Unaudited)

Cash flows from operating activities:
Net loss	$(5,373,798)	$(4,545,782)
Adjustments to reconcile net loss to net used in operating activities:
Depreciation and amortization	133,052	71,353
Equity in loss of unconsolidated subsidiary	378,898	—
Minority interest in losses of subsidiary	(88,374)	(2,000)
RXi common stock transferred for services	244,860	—
Non-cash earned on short-term investments	(48,452)	—
Non-cash gain on transfer of RXi common stock	(226,579)	—
Common stock, stock options and warrants issued for services	—	975,545
Expense related to employee stock options	555,093	148,812
Net change in operating assets and liabilities	(2,898,342)	(1,741,723)

Total adjustments	(1,949,844)	(548,013)

Net cash used in operating activities	(7,323,642)	(5,093,795)

Cash flows from investing activities:
Purchases of equipment and furnishings	(223,203)	(2,501)
Deconsolidation of subsidiary, RXi Pharmaceutical Corporation	(10,359,278)	—
Proceeds from sale of short-term investments	10,000,000	—

Net cash used in investing activities	(582,481)	(2,501)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants	946,808	11,064,892
Net proceeds from issuances of common stock in subsidiary	—	2,000

Net cash provided by financing activities	946,808	11,066,892

Net increase (decrease) in cash and cash equivalents	(6,959,315)	5,970,596
Cash and cash equivalents at beginning of period	50,498,261	30,381,393

Cash and cash equivalents at end of period	$43,538,946	$36,351,989

Supplemental disclosure of cash flow information:
Cash received during the period as interest income	$524,271	$382,614

Supplemental schedule of non-cash investing and financing activities:

As the result of the stock dividend on March 6, 2008, the Company deconsolidated its previously majority-owned subsidiary. As part of the transaction, the Company deconsolidated $3.7 million of total assets and $4.6 million of total liabilities.

In connection with the Company’s adjustment to the terms of certain outstanding warrants on March 6, 2008, the Company recorded a deemed dividend of approximately $757,000 in the three months ended March 31, 2008. The deemed dividend was recorded as a charge to accumulated deficit and a corresponding credit to additional paid-in capital.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CYTRX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
(Unaudited)

1.	Description of Company and Basis of Presdentation

CytRx CytRx Corporation (“CytRx,” the “Company,” “we,” “us” or “our”) is a clinical-stage biopharmaceutical company engaged in developing human therapeutic products based primarily upon its small-molecule molecular chaperone amplification technology. Molecular chaperone proteins occur normally in human cells and are key components of the body’s defenses against potentially toxic mis-folded cellular proteins. Since these toxic proteins called aggregates are thought to play a role in many diseases, the Company believes that amplification of molecular chaperone proteins could have therapeutic efficacy for a broad range of indications. Currently, the Company is using its chaperone amplification technology to discover and develop potential treatments for a number of indications, including neurodegenerative disorders and diabetic complications.

Through February 2008, the Company owned a majority of the outstanding shares of common stock of RXi Pharmaceuticals Corporation, or RXi, which was founded in April 2006 by the Company and four researchers in the field of RNAi, including Dr. Craig Mello, recipient of the 2006 Nobel Prize for Medicine for his co-discovery of RNAi. RNAi is a naturally occurring mechanism for the regulation of gene expression that has the potential to selectively inhibit the activity of any human gene. RXi is focused solely on developing and commercializing therapeutic products based upon RNAi technologies for the treatment of human diseases, including neurodegenerative diseases, cancer, type 2 diabetes and obesity. While RXi was majority-owned, the Company’s consolidated financial statements reflected 100% of the assets and liabilities and results of operations of RXi, with the interests of the minority shareholders of RXi recorded as “minority interests.” In March 2008, the Company distributed to its stockholders approximately 36% of RXi’s outstanding shares, which reduced CytRx’s ownership to less than 50% of RXi. As a result of the reduced ownership, CytRx began to account for its investment in RXi using the equity method, under which CytRx records only its pro-rata share of the financial results of RXi against its historical basis investment in RXi. The investment in RXi is shown as “investment in unconsolidated subsidiary” on the consolidated balance sheet and the related earnings are shown as “equity in loss of unconsolidated subsidiary” on the consolidated statements of operations. Because only a portion of RXi’s financial results for March 2008 were recorded by CytRx under the equity method, the Company’s results of operations for the first quarter of 2008 are not directly comparable to results of operations for the same period in 2007. The future results of operations of the Company also will not be directly comparable to corresponding periods in prior years during which our financial statements reflected the consolidation of RXi.

To date, the Company has relied primarily upon sales of its equity securities and upon proceeds received upon the exercise of options and warrants and, to a much lesser extent, upon payments from its strategic partners and licensees, to generate funds needed to finance its business and operations. See Note 6 — Liquidity and Capital Resources.

In August 2006, the Company received approximately $24.3 million in proceeds from the privately-funded ALS Charitable Remainder Trust (“ALSCRT”) in exchange for the commitment to continue research and development of arimoclomol and other potential treatments for ALS and a one percent royalty in the worldwide sales of arimoclomol. Under the arrangement, the Company retains the rights to any developments funded by the arrangement and the proceeds of the transaction are non-refundable. Further, the ALS Charitable Remainder Trust has no obligation to provide any further funding to the Company. Management has concluded that due to the research and development components of the transaction that it is properly accounted for under SFAS No. 68, Research and Development Arrangements (“SFAS No. 68”). Accordingly, the Company has recorded the value received under the arrangement as deferred revenue and will recognize service revenue using the proportional performance method of revenue recognition, meaning that service revenue is recognized on a dollar-for-dollar basis for each dollar of expense incurred for the research and development of arimoclomol and other potential ALS treatments.

CYTRX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accompanying condensed consolidated financial statements at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 are unaudited, but include all adjustments, consisting of normal recurring entries, which management believes to be necessary for a fair presentation of the periods presented. Interim results are not necessarily indicative of results for a full year. Balance sheet amounts as of December 31, 2007 have been derived from the Company’s audited financial statements as of that date.

The consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The financial statements should be read in conjunction with the Company’s audited consolidated financial statements in its Form 10-K for the year ended December 31, 2007. The Company’s operating results will fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

2.	Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued Staff Position No. FAS 157-1, which amended SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination. Also in February 2008, the FASB issued Staff Position No. FAS 157-2, which delayed the effective date of SFAS No. 157 for non-financial assets and liabilities, except those items recognized at fair value on an annual or more frequently recurring basis to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company adopted SFAS No. 157 with no material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 with no material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. The Company adopted EITF 06-11 with no material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified the consensus reached on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”), which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 will be effective for fiscal years beginning after December 15, 2007. The Company adopted EITF 07-3 with no material impact on the Company’s consolidated financial statements.

CYTRX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”) and a revision to SFAS No. 141, Business Combinations (“SFAS No. 141R”). SFAS No. 160 modifies the accounting for noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary. SFAS No. 141R establishes the measurements in a business combination of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. Both of these related statements are effective for fiscal years beginning after December 15, 2008. The Company has not determined the impact that the adoption of these two statements will have on the consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”), which expresses the views of the Staff regarding use of a “simplified” method, as discussed in SAB 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standards No. 123. SAB 110 will allow, under certain circumstances, the use of the simplified method beyond December 31, 2007 when a Company is unable to rely on the historical exercise data. The Company adopted SAB 110 with no material impact on its financial statements.

3.	Short-term Invesstments

RXi had zero coupon U.S Treasury Bills that were purchased at a discount and matured within twelve months. They were classified as held-to-maturity and under Statement of Financial Accounting Standards No. 115, Investments in Debt Securities, were measured at amortized cost since RXi had the intent and ability to hold these securities to maturity. The interest income had been amortized at the effective interest rate.

4.	Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. Common share equivalents (which consist of options and warrants) are excluded from the computation of diluted loss per share since the effect would be antidilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled approximately 16.2 million and 22.7 million shares at March 31, 2008 and 2007, respectively.

In connection with the Company’s adjustment to the exercise terms of certain outstanding warrants to purchase common stock on March 11, 2008, the Company recorded a deemed dividend of approximately $757,000. The deemed dividend is reflected as an adjustment to net loss for the first quarter of 2008, to arrive at net loss applicable to common stockholders on the Condensed Consolidated Statement of Operations and for purposes of calculating basic and diluted loss per share.

5.	Stock Based Compensation

CytRx Corporation

The Company has a stock option plan, the 2000 Stock Option Incentive Plan, under which, as of March 31, 2008, an aggregate of 10,000,000 shares of common stock were reserved for issuance, including approximately 5,889,756 shares subject to outstanding stock options and approximately 2,257,032 million shares available for future grant. Additionally, the Company has two other plans, the 1994 Stock Option Plan and the 1998 Long Term Incentive Plan, which include 9,167 and 100,041 shares subject to outstanding stock options. As the terms of the plans provide that no options may be issued after 10 years, no options are available under the 1994 Plan. Under the 1998 Long Term Incentive Plan, 29,517 shares are available for future grant. Options granted under these plans generally vest and become exercisable as to 33% of the option grants on each anniversary of the grant date until fully vested. The options expire, unless previously exercised, not later than ten years from the grant date.

The Company’s stock-based employee compensation plans are described in Note 12 to its financial statements contained in its Annual Report on Form 10-K filed for the year ended December 31, 2007.

CYTRX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted the provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and non-employee directors.

For stock options paid in consideration of services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of SFAS No. 123(R), Emerging Issues Task Force Issue No. 96-18 (“EITF 96-18”), Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and EITF 00-18, Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees, as amended.

Non-employee option grants that do not vest immediately upon grant are recorded as an expense over the performance period. At the end of each financial reporting period prior to performance, the value of these options, as calculated using the Black-Scholes option pricing model, will be determined, and compensation expense recognized or recovered during the period will be adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense is subject to adjustment until the common stock options are fully vested.

The following table sets forth the total stock-based compensation expense (recovery) resulting from stock options included in the Company’s unaudited interim consolidated statements of operations:

	Three Months Ended March 31,
	2008	2007

Research and development — employee	$171,000	$37,000
General and administrative — employee	291,000	112,000

Total employee stock-based compensation	$462,000	$149,000

Research and development — non-employee	$(422,000)	$695,000
General and administrative — non-employee	—	—

Total non-employee stock-based compensation	$(422,000)	$695,000

During the first three months of 2008, the Company issued stock options to purchase 86,000 shares of its common stock. The fair value of the stock options granted in the three-month period listed in the table below was estimated using the Black-Scholes option-pricing model, based on the following assumptions:

	Three Months Ended March 31,
	2008	2007

Risk-free interest rate	2.84%	4.41%-4.89%
Expected volatility	93.8%-96.2%	116.8%
Expected lives (years)	6	6
Expected dividend yield	0.00%	0.00%

The Company’s computation of expected volatility is based on the historical daily volatility of its publicly traded stock. For option grants issued during the three-month periods ended March 31, 2008 and 2007, the Company used a calculated volatility for each grant. The Company’s computation of expected life were estimated using the simplified method provided for under Staff Accounting Bulletin 107, Share-Based Payment (“SAB 107”), which averages the contractual term of the Company’s options of ten years with the average vesting term of three years for an average of six years. The dividend yield assumption of zero is based upon the fact the Company has never paid cash dividends and presently has no intention of paying cash dividends. The risk-free interest rate used for each grant is equal to the U.S. Treasury rates in effect at the time of the grant for instruments with a similar expected life. Based on historical experience, for the three-month periods ended March 31, 2008 and 2007, the Company has estimated an annualized forfeiture rate of 10% and 5%, respectively, for options granted to its employees and 1% for

CYTRX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

each period for options granted to senior management and directors. Compensation costs will be adjusted for future changes in estimated forfeitures. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeiture rates are higher than estimated. No amounts relating to employee stock-based compensation have been capitalized.

At March 31, 2008, there remained approximately $3.6 million of unrecognized compensation expense related to unvested stock options granted to employees, directors, scientific advisory board members and consultants, to be recognized as expense over a weighted-average period of 1.55 years. Presented below is the Company’s stock option activity:

	Three Months Ended March 31, 2008
	Number of Options	Number of Options	Total Number	Weighted Average
	(Employees)	(Non-Employees)	of Options	Exercise Price

Outstanding at January 1, 2008	4,594,000	1,397,000	5,991,000	$2.29
Granted	86,000	—	86,000	$1.93
Exercised	(25,000)	—	(25,000)	$0.83
Forfeited	(162,000)	—	(162,000)	$2.92

Outstanding at March 31, 2008	4,493,000	1,397,000	5,890,000	$2.27

Options exercisable at March 31, 2008	2,944,000	1,147,000	4,091,000	$1.89

A summary of the activity for non-vested stock options as of March 31, 2008 is presented below:

				Weighted Average
	Number of Options	Number of Options	Total Number of	Grant Date Fair
	(Employees)	(Non-Employees)	Options	Value per Share

Non-vested at January 1, 2008	1,734,000	250,000	1,984,000	$2.91
Granted	86,000	—	86,000	$1.50
Forfeited	(162,000)	—	(162,000)	$2.46
Vested	(84,000)	—	(84,000)	$2.74

Non-vested at March 31, 2008	1,574,000	250,000	1,824,000	$2.92

The following table summarizes significant ranges of outstanding stock options under the Company’s plans at March 31, 2008:

		Weighted
		Average
		Remaining	Weighted		Weighted	Weighted
		Contractual	Average	Number of	Average	Average
	Number of	Life	Exercise	Options	Contractual	Exercise
Range of Exercise Prices	Options	(Years)	Price	Exercisable	Life	Price

$0.71 — 1.00	790,000	6.49	$0.81	730,000	6.49	$0.81
$1.01 — 2.00	2,362,000	6.97	$1.48	1,863,000	6.97	$1.52
$2.01 — 3.00	1,130,000	5.32	$2.46	1,112,000	5.32	$2.46
$3.01 — 4.00	623,000	9.47	$3.42	150,000	9.47	$3.34
$4.01 — 4.65	985,000	9.10	$4.42	236,000	9.10	$4.45

	5,890,000	7.21	$2.27	4,091,000	7.19	$1.89

The aggregate intrinsic value of outstanding options as of March 31, 2008 was approximately $300,000, of which approximately $270,000 was related to exercisable options. The aggregate intrinsic value was calculated based on the positive difference between the closing fair market value of the Company’s common stock on March 31, 2008 ($1.15) and the exercise price of the underlying options. The intrinsic value of options exercised

CYTRX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was $8,000 for the three-month period ended March 31, 2008, and the intrinsic value of options that vested was approximately $11,000 for the same period.

RXi Pharmaceuticals

RXi RXi has its own stock option plan named the RXi Pharmaceuticals Corporation 2007 Incentive Plan. They account for stock option expense in the same manner as CytRx, which is described above.

The following table sets forth the total stock-based compensation expense for January and February 2008, resulting from stock options, that is included in the Company’s unaudited condensed consolidated statements of operations:

	Three Months Ended March 31,
	2008	2007

Research and development — employee	$28,000	$—
General and administrative — employee	369,000	—

Total employee stock-based compensation	$397,000	$—

Research and development — non-employee	$121,000	$—
General and administrative — non-employee	—	—

Total non-employee stock-based compensation	$121,000	$—

6.	Liquidity and Capital Resources

At March 31, 2008, the Company had cash and cash equivalents of $43.5 million. Management believes that the Company has adequate financial resources to support its currently planned level of operations into the second half of 2009, based, in part, upon projected expenditures for the remainder of 2008 and the first three months of 2009 of $31.0 million, including $6.2 million for the Company’s planned clinical program for arimoclomol for ALS and related studies, $6.3 million for its other ongoing and planned clinical programs, including a planned Phase II clinical trial of arimoclomol in stroke patients and a planned Phase II clinical trial of iroxanadine for diabetic ulcers, $9.9 million for the operations of the Company’s research laboratory in San Diego and $8.6 million for other general and administrative expenses. Management’s projected expenditures assume the prompt resumption of the Company’s Phase II clinical program for arimoclomol for ALS, which has been placed on clinical hold by the U.S. Food and Drug Administration, or FDA. If the Company is required to conduct additional toxicology or human studies prior to or in parallel with the resumption of that clinical trial, alter the design of that trial, including by potentially reducing the dosage of arimoclomol, or is prohibited by the FDA from resuming the current planned clinical trial or initiating any other clinical trial of arimoclomol for the treatment of ALS or stroke recovery at the desired dose, or at all, due to safety concerns, then the Company’s actual expenditures will vary, perhaps significantly from management’s current projections. The Company will be required to obtain additional funding in order to execute its long-term business plans, although it does not currently have commitments from any third parties to provide it with capital. The Company cannot assure that additional funding will be available on favorable terms, or at all. If the Company fails to obtain additional funding when needed, it may not be able to execute its business plans and its business may suffer, which would have a material adverse effect on its financial position, results of operations and cash flows.

7.	Equity Transactions

On March 11, 2008, the Company paid a dividend to its stockholders of approximately 36% of the outstanding shares of RXi common stock. In connection with that distribution, the Company adjusted the price of warrants to purchase approximately 10.6 million shares that had been issued in prior equity financings in October 2004, January

CYTRX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005 and March 2006. The adjustment was made as a result of anti-dilution provisions in those warrants that were triggered by the Company’s distribution of a portion of its assets to its stockholders. The Company accounted for the anti-dilution adjustments as deemed dividends analogous with the guidance in Emerging Issues Task Force Issue (“EITF”) No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of 98-5 to Certain Convertible Instruments, and recorded an approximate $757,000 charge to accumulated deficit and a corresponding credit to additional paid-in capital.

On April 19, 2007, the Company completed a $37.0 million private equity financing in which it issued approximately 8.6 million shares of its common stock at a price of $4.30 per share. Net of investment banking commissions, legal, accounting and other expenses related to the transaction, the Company received proceeds of approximately $34.2 million. On April 30, 2007, the Company contributed $15.0 million, net of reimbursed expenses estimated at $2.0 million paid by RXi to the Company, in exchange for equity in RXi, to satisfy the initial funding requirements under its agreements with the University of Massachusetts Medical School (“UMMS”). In September 2007, the actual reimbursed expenses paid by RXi to the Company were finally determined to be approximately $3.0 million, and on September 25, 2007, RXi issued to CytRx additional equity as reimbursement of the excess expenses. Following those transactions, CytRx owned approximately 85% of the outstanding capital stock of RXi, of which approximately 36% was paid as a dividend to CytRx stockholders on March 11, 2008.

In connection with the April 2007 private equity financing, the Company adjusted the price and number of underlying shares of warrants to purchase approximately 1.4 million shares that had been issued in prior equity financings in May and September 2003. The adjustment was made as a result of anti-dilution provisions in those warrants that were triggered by the Company’s issuance of common stock in the April 2007 financing at a price below the closing market price on the date of the transaction. For the reasons described above, the Company accounted for the anti-dilution adjustments as deemed dividends. Because the fair value of the outstanding warrants decreased as a result of the anti-dilution adjustment, no deemed dividend was recorded, and thus the Company did not record a charge to retained earnings or a corresponding credit to additional paid-in capital.

In connection with the April 2007 private equity financing, the Company entered into a registration rights agreement with the purchasers of its common stock and warrants. That agreement provides, among other things, for cash penalties, up to a maximum of 16% (approximately $5.9 million) of the purchase price paid for the securities in the event that the Company failed to initially register or maintain the effective registration of the securities until the sooner of two years or the date on which the securities could be sold pursuant to Rule 144 of the Securities Act of 1933, as amended. The Company has evaluated the penalty provisions of the April 2007 registration rights agreement in light of FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies, pursuant to which a contingent obligation must be accrued only if it is reasonably estimable and probable. In management’s estimation, the contingent payments related to the registration payment arrangement are not probable to occur, and thus no amount need be accrued.

During the three-month period ended March 31, 2008, the Company issued 1.0 million shares of its common stock, and received $0.9 million, upon the exercise of stock options and warrants. During the three-month period ended March 31, 2007, the Company issued 6.9 million shares of its common stock, and received $11.1 million, upon the exercise of stock options and warrants.

8.	Minority Interest

Through February 2008, the Company owned approximately 85% of the outstanding shares of common stock of RXi. While RXi was majority-owned, the Company’s consolidated financial statements reflected 100% of the assets and liabilities and results of operations of RXi, with the interests of the minority shareholders of RXi recorded as “minority interests.” In March 2008, the Company distributed to its stockholders approximately 36% of RXi’s

CYTRX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding shares, which reduced CytRx’s ownership to less than 50% of RXi. As a result, CytRx began to account for its investment in RXi using the equity method, under which CytRx records only its pro-rata share of the financial results of RXi against its historical basis investment in RXi. Because only a portion of RXi’s financial results for March 2008 were recorded by CytRx under the equity method, the Company’s results of operations for the first quarter of 2008 are not directly comparable to results of operations for the same period in 2007. The future results of operations of the Company also will not be directly comparable to corresponding periods in prior years during which our financial statements reflected the consolidation of RXi.

The Company offset $88,000 of minority interest in losses of RXi against its net loss for the months of January and February 2008, and $2,000 of minority interest in losses of RXi against its net loss for the three-month period ended March 31, 2007.

9.	Equity Investment of RXi

In the first quarter of 2008, the Company distributed approximately 4.5 million shares of RXi common stock to its stockholders representing approximately 36% of RXi’s outstanding shares, which reduced CytRx’s ownership to approximately 49% of RXi. Management determined that the distribution of the RXi common stock to stockholders of CytRx represented a partial spin-off of RXi and accounted for the distribution of the RXi common shares at cost. As a result of its reduced ownership in RXi, CytRx began to account for its investment in RXi using the equity method, under which CytRx records only its pro-rata share of the financial results of RXi against its historical basis investment in RXi. The following table presents summarized financial information for RXi for the three months ended March 31, 2008:

Three Month
Period Ended
March 31, 2008
(In thousands)

Income Statement Data
Sales	$—
Gross profit	—
Loss from continuing operations	(2,713)
Loss	(2,646)

March 31, 2008
(In thousands)

Balance Sheet Data
Current assets	$10,179
Noncurrent assets	401
Current liabilities	1,774
Stockholders’ equity	8,806

At March 31, 2008, the fair value of CytRx’s ownership of 6,268,881 shares of RXi’s common stock was $59,554,000 based on the closing price of RXi’s common stock on that date.

10.	Income Taxes

On March 11, 2008, the Company distributed to our stockholders approximately 4.5 million shares of RXi common stock. We will recognize approximately a $32.9 million gain for income tax purposes on the distribution of shares of RXi common stock, which is the amount equal to the excess of the fair market value of the stock distributed over our basis. The gain will be included in determining whether we have current year earnings and profits subject to taxation. Based upon our anticipated loss from operations for 2008 and currently available loss carryforwards, we expect to pay no regular income taxes in connection with the distribution, however, we have recorded a tax provision of $342,000 related to the estimated Alternative Minimum Tax resulting from this gain.

APPENDIX F

INDEX TO INNOVIVE FINANCIAL STATEMENTS

Page

Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2007 and 2006	F-3
Statements of Operations for the years ended December 31, 2007, 2006, 2005 and the period from March 24, 2004 (inception) to December 31, 2006	F-4
Statements of Changes in Shareholders’ Equity (Deficiency) for the period from March 24, 2004 (inception) to December 31, 2007	F-5
Statements of Cash Flows for the years ended December 31, 2007, 2006, 2005, and the cumulative period from March 24, 2004 (inception) to December 31, 2007	F-6
Notes to Financial Statements	F-7
Unaudited Financial Statements:
Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-22
Statement of Operations for the three months ended March 31, 2008 and 2007 and the period from March 24, 2004 (inception) to March 31, 2008	F-23
Condensed Statement of Changes in Shareholders’ deficiency for the three months ended March 31, 2008	F-24
Condensed Statements of Cash Flows for the three months ended March 31, 2008 and 2007 and the period from March 24, 2004 (inception) to March 31, 2008	F-25
Notes to Unaudited Financial Statements	F-26

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Innovive Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Innovive Pharmaceuticals, Inc. (A Development Stage Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity (deficiency) and cash flows for the years ended December 31, 2007, 2006 and 2005, and the period from March 24, 2004 (inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovive Pharmaceuticals, Inc. as of December 31, 2007 and 2006, and its results of operations and cash flows for the years ended December 31, 2007, 2006 and 2005, and the period from March 24, 2004 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses and negative net cash flows from operating activities from its inception through December 31, 2007 and has an accumulated deficit and negative working capital as of December 31, 2007. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J.H. Cohn LLP

Roseland, New Jersey
March 28, 2008

Innovive Pharmaceuticals, Inc
(A Development Stage Company)

Balance Sheets

	December 31,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$2,670,470	$978,704
Short-term investments	—	1,566,458
Restricted cash	275,000	1,472,622
Other current assets	147,119	144,519

Total current assets	3,092,589	4,162,303
Equipment, net	42,021	19,900
Other assets	105,969	105,969

Total assets	$3,240,579	$4,288,172

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$1,962,378	$1,937,409
Accrued expenses	3,352,664	894,759

Total liabilities	5,315,042	2,832,168

Commitments and contingencies
Shareholders’ equity (deficiency):
Preferred stock; $0.001 par value: 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock; $0.001 par value: 75,000,000 and 25,000,000 shares authorized at December 31, 2007 and December 31, 2006, respectively; 14,610,003 and 9,147,068 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	14,610	9,147
Additional paid-in capital	39,648,271	24,999,329
Deficit accumulated in the development stage	(41,737,344)	(23,552,472)

Total shareholders’ equity (deficiency)	(2,074,463)	1,456,004

Total liabilities and shareholders’ equity (deficiency)	$3,240,579	$4,288,172

See accompanying notes to the financial statements

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Statements of Operations

				Period from
				March 24, 2004
				(Inception) to
	Year Ended December 31,			December 31,
	2007	2006	2005	2007

Operating Expenses:
Research and development	$14,274,457	$12,236,862	$3,628,390	$30,308,300
General and administrative	4,153,951	3,419,749	1,656,193	9,429,859

Total operating expenses	18,428,408	15,656,611	5,284,583	39,738,159

Loss from operations	(18,428,408)	(15,656,611)	(5,284,583)	(39,738,159)
Interest income	286,387	155,877	16,217	458,481
Interest expense	—	1,189,493	410,573	1,605,850
Other expense	42,851	—	—	42,851

Net loss	(18,184,872)	(16,690,227)	(5,678,939)	(40,928,379)
Imputed preferred stock dividends	—	808,965	—	808,965

Net loss applicable to common shares	$(18,184,872)	$(17,499,192)	$(5,678,939)	$(41,737,344)

Net loss per common share — basic and diluted	$(1.41)	$(2.74)	$(1.83)

Weighted average common shares outstanding — basic and diluted	12,902,475	6,391,802	3,107,338

See accompanying notes to the financial statements

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Statement of Changes in Shareholders’ Equity (Deficiency)

								Deflcit
								Accumulated
					Stock	Additional		in the
	Common Stock		Preferred Stock		Subscription	Paid-In	Deferred	Development
	Shares	Amount	Shares	Amount	Receivable	Capital	Compensation	Stage	Total

Issuance of common stock to founders and officer at $.001 per share	3,002,100	$3,002		$—	$(3,002)	$—	$—	$—	$—
Net loss								(374,341)	(374,341)

Balance December 31, 2004	3,002,100	3,002	—	—	(3,002)	—	—	(374,341)	(374,341)
Issuance of common stock to officers at $.001 per share	157,900	158			(158)	173,690	(173,690)		—
Payments received for stock subscriptions					3,160				3,160
Stock-based employee compensation							38,598		38,598
Shares issued in connection with license agreement at $3.96 per share	200,000	200				791,600			791,800
Shares issued in connection with license agreement held in escrow	200,000	200							200
Stock-based non-employee compensation						85,671			85,671
Net loss								(5,678,939)	(5,678,939)

Balance December 31, 2005	3,560,000	3,560	—	—	—	1,050,961	(135,092)	(6,053,280)	(5,133,851)
Reclassification of employee stock-based compensation						(135,092)	135,092		—
Stock-based employee compensation						456,699			456,699
Stock-based non-employee compensation						406,589			406,589
Charge for shares released from escrow in connection with License Agreement						792,000			792,000
Preferred stock issued at $3.96 per share, net of expenses			3,414,464	12,501,135					12,501,135
Conversion of note payable — related party debt (including accrued interest) to Series A convertible preferred stock at $3.96 per share			1,376,518	5,451,011					5,451,011
Conversion of note payable — senior convertible notes (including accrued interest) to Series A convertible preferred stock at $2.97 per share			796,086	2,364,415					2,364,415
Beneficial conversion feature attributable to senior convertible notes (including accrued interest)						788,086			788,086
Imputed dividends from beneficial conversion feature attributable to preferred stock				808,965				(808,965)	—
Reclassification of warrant liability upon conversion of senior convertible notes						520,147			520,147
Conversion of Series A convertible preferred stock to common stock upon effectiveness of registration statement	5,587,068	5,587	(5,587,068)	(21,125,526)		21,119,939			—
Net loss								(16,690,227)	(16,690,227)

Balance December 31, 2006	9,147,068	9,147	—	—	—	24,999,329	—	(23,552,472)	1,456,004
Stock-based employee compensation						790,411			790,411
Stock-based non-employee compensation						(8,052)			(8,052)
Forfeiture of restriced stock	(31,580)	(32)				32			—
Proceeds from Private Placement of common stock units at $2.73, net	5,494,515	5,495				13,866,551			13,872,046
Net loss								(18,184,872)	(18,184,872)

Balance December 31, 2007	14,610,003	$14,610	—	$—	$—	$39,648,271	$—	$(41,737,344)	$(2,074,463)

See accompanying notes to the financial statements

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Statements of Cash Flows

				Period from
				March 24,2004
				(Inception) to
	Year Ended December 31,			December 31,
	2007	2006	2005	2007

Cash flows from operating activities:
Net loss	$(18,184,872)	$(16,690,227)	$(5,678,939)	$(40,928,379)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid by related party on behalf of the Company	—	—	20,000	120,000
Non-cash interest expense	—	937,072	—	937,072
Depreciation and amortization	9,136	143,675	7,853	161,651
Write-off of fixed assets	—	36,418	—	36,418
Stock-based compensation — non-employees	(8,052)	406,589	85,671	484,208
Stock-based compensation — employees	790,411	456,699	38,598	1,285,708
Stock issued in connection with license agreement	—	792,000	792,000	1,584,000
Amortization of debt discount	—	127,619	127,619	255,238
Amortization of debt issuance costs	—	178,626	178,726	357,352
Change in fair value of warrant liability	—	(53,823)	(19,445)	(73,268)
Changes in operating assets and liabilities:
Restricted cash	1,197,622	(1,472,622)	—	(275,000)
Other current assets	(2,600)	(260,157)	(14,564)	(277,321)
Other assets	—	—	(105,969)	(105,969)
Accounts payable and accrued expenses	2,482,874	1,770,801	1,182,863	5,486,717
Accrued interest	—	—	123,673	129,457

Net cash used in operating activities	(13,715,481)	(13,627,330)	(3,261,914)	(30,822,116)

Cash flows from investing activities:
Purchases of office equipment	(31,257)	(2,237)	(66,517)	(109,886)
Sales of short-term investments	1,566,458	—	—	1,566,458
Purchases of short-term investments	—	(1,566,458)	—	(1,566,458)

Net cash provided by (used in) investing activities	1,535,201	(1,568,695)	(66,517)	(109,886)

Cash flows from financing activities:
Proceeds from private placement	13,872,046	—	—	13,872,046
Proceeds from note payable to related party	—	3,540,000	1,377,000	5,167,000
Proceeds from senior convertible notes	—	—	2,249,984	2,249,984
Proceeds from Series A preferred financing	—	12,501,135	—	12,501,135
Proceeds from subscription receivable	—	—	3,160	3,160
Payments for debt issuance costs	—	—	(190,853)	(190,853)

Net cash provided by financing activites	13,872,046	16,041,135	3,439,291	33,602,472

Net increase in cash and cash equivalents	1,691,766	845,110	110,860	2,670,470
Cash and cash equivalents at beginning of period	978,704	133,594	22,734	—

Cash and cash equivalents at end of period	$2,670,470	$978,704	$133,594	$2,670,470

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Value of common stock issued to officers valued at $1.10 per share	$—	$—	$173,690	$173,690

Value of warrant liability allocated to senior convertible notes	$—	$—	$360,798	$360,798

Value of warrants allocated to senior convertible notes	$—	$—	$255,238	$255,238

Value of warrants issued to placement agent in connection with senior convertible notes	$—	$—	$166,499	$166,499

Conversion of note payable — related party debt to Series A convertible preferred stock	$—	$5,451,011	$—	$5,451,011

Conversion of senior convertible notes to Series A convertible preferred stock	$—	$2,364,415	$—	$2,364,415

Value of beneficial conversion feature in connection with convertible preferred stock	$—	$808,965	$—	$808,965

Value of warrant liability allocated to consultant	$—	$—	$159,347	$159,347

Value of stock option liability allocated to consultant	$—	$—	$183,575	$183,575

Reclassification of warrant liability to additional paid-in capital	$—	$520,147	$—	$520,147

Beneficial conversion feature attributable to senior convertible notes (including accrued interest)	$—	$788,086	$—	$788,086

Conversion of Series A convertible preferred stock to common stock upon effectiveness of registration statement	$—	$21,125,526	$—	$21,125,526

See accompanying notes to the financial statements

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Business

Innovive Pharmaceuticals, Inc. (“Innovive” or the “Company”) was incorporated in the State of Delaware on March 24, 2004. Innovive is a specialty pharmaceutical company focused on the acquisition, development and commercialization of innovative pharmaceutical products. The Company’s current licensed compounds target the treatment of cancer, conditions stemming from the abnormal regulation of cell growth and other immunological diseases.

(b)	Basis of presentation

Since incorporation, the Company’s activities have been related primarily to acquiring and developing its pharmaceutical compound portfolio and raising capital to support those activities. The Company’s research and development activities include formulation, testing and manufacturing of its licensed products and designing and executing clinical studies for these products. The Company has not generated any revenues since inception. Accordingly, the Company is considered to be in the development stage.

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the year ended December 31, 2007, the Company incurred a net loss of $18,184,872 and negative net cash flows from operating activities of $13,715,481. It had a net loss and negative cash flows from operating activities from inception through December 31, 2007 of $40,928,379 and $30,822,116, respectively, and shareholders’ deficiency as of December 31, 2007 of $2,074,463. Management believes that the Company will continue to incur losses for the foreseeable future and needs to immediately raise additional equity or debt financing or to immediately generate revenue from the licensing of its products or by entering into strategic alliances to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. Management has been and will continue to seek additional debt and/or equity financing for the Company, but it cannot assure that such financing will be available on acceptable terms. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. These estimates are often based on judgments, probabilities and assumptions that management believes are reasonable but that are inherently uncertain and unpredictable. As a result, actual results could differ from those estimates.

(d)	Stock-based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment”, revising Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”) requiring that the fair value of all share-based payments to employees be recognized in the financial statements over the service period. The Company adopted SFAS 123R effective January 1, 2006. Prior to January 1, 2006 the Company had only granted options to non-employees and accounted for those grants in accordance with SFAS 123 and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in conjunction with Selling, Goods or Services.” The Company has two stock-based compensation

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

plans for employees, directors and consultants. Stock-based compensation consists of stock options and restricted stock. All stock options are granted at exercise prices equal to or above the fair market value of the Company’s common stock at the dates of grant. Generally, stock options granted to employees and directors fully vest ratably over the three years from the grant date and have a term of 10 years. The Company recognizes stock-based compensation over the requisite service period of the individual grants, which generally equals the vesting period. The Company reclassified the amounts in deferred compensation related to the restricted stock granted to two officers upon the adoption of SFAS 123R, but did not have to restate its prior period financial statements.

(e)	Cash and Cash Equivalents

Cash equivalents consist of short-term, highly-liquid investments including money market securities with maturities of less than three months when purchased.

(f)	Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets (5 years for office and computer equipment). Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective leases. Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized.

(g)	Research and Development

Research and development expenses consist primarily of costs associated with determining feasibility, licensing and pre-clinical and clinical testing of the Company’s licensed pharmaceutical candidates. These costs primarily include fees paid to consultants and outside service providers for drug manufacture and development and other expenses. The Company expenses research and development costs as they are incurred. License fees and pre-approved milestone payments due under each research and development arrangement that are paid prior to regulatory approval are expensed when the license is entered into or the milestone is achieved if the payment is contingent upon reaching the milestone. If a product receives regulatory approval, the Company will record any subsequent milestone payments as intangible assets.

(h)	Income Taxes

Income taxes are accounted for using an asset and liability approach in which deferred tax assets and liabilities are recognized for the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets when, based on available evidence, it is “more-likely-than-not” that a portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). There were no unrecognized tax benefits as of January 1, 2007 and as of December 31, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at January 1, 2007. There was no change to this balance at December 31, 2007. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The adoption of the

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

provisions of FIN 48 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In the ordinary course of business there is inherent uncertainty in quantifying income tax positions. The Company assesses income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions with a greater than 50% likelihood of being realized, we record the benefit. For those income tax positions where it is more-likely-than-not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. When applicable, associated interest and penalties are recognized as a component of interest expense.

(i)	Accounting for Warrants Issued with Convertible Debt and Preferred Stock

The Company accounts for the value of warrants and the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with non-detachable conversion rights that are in-the-money at the commitment date pursuant to the consensuses for Emerging Issues Task Force (“EITF”) Issue No. 98-5, EITF Issue No. 00-19 and EITF Issue No. 00-27. Such values are determined by first allocating an appropriate portion of the proceeds received from the debt instruments to the warrants or any other detachable instruments included in the exchange. The fair value of the warrants is then allocated to warrant liability and to debt discount, which is subsequently charged to interest expense over the term of the debt instruments. The warrant liability is adjusted to its fair value at the end of each reporting period. The intrinsic value of the beneficial conversion rights at the commitment date may also be recorded as additional paid-in capital and debt discount as of that date or, if the terms of the debt instrument are contingently adjustable, may only be recorded if a triggering event occurs and the contingency is resolved. Since the warrants associated with the Company’s senior convertible notes were initially exercisable into an indeterminable number of common shares, the Company determined that, under the guidance in EITF Issue No. 00-19, the Company could not conclude that it had sufficient authorized and unissued shares to net-share settle any warrants or options issued to non-employees. Therefore, as of December 31, 2005, the Company had classified the fair value of all vested warrants and options issued to non-employees as a liability.

On June 29, 2006, in connection with the private placement of Series A convertible preferred stock, the senior convertible notes were converted into 796,086 shares of Series A convertible preferred stock and an additional 140,883 warrants were issued in association with such senior convertible notes. Accordingly, since the financial instrument which prevented the Company from concluding whether it had sufficient authorized and unissued shares to net-share settle any warrants and options to non-employees was no longer outstanding, the fair value of the liability for all vested warrants and options issued to non-employees of $520,147 as of that date was reclassified from warrant liability to additional paid-in capital within the balance sheet at that time.

Furthermore, on June 29, 2006, in connection with the private placement of Series A convertible preferred stock, the contingent beneficial conversion feature on the senior convertible notes totaling $788,086 (including accrued interest) was charged to interest expense on the statement of operations for the year ended December 31, 2006 and is included in additional paid-in capital within the balance sheet as of December 31, 2006.

(j)	Earnings (Loss) Per Share

“Basic” earnings (loss) per common share equals net income (loss) applicable to common shares divided by the weighted average common shares outstanding during each period. “Diluted” earnings per common share equals net income applicable to common shares divided by the sum of weighted average common shares outstanding during the period, adjusted for the effects of potentially dilutive securities. In periods where a loss is recorded, no effect is given to potentially dilutive securities, since the effect would be antidilutive. As of December 31, 2007, there were 4,733,410 warrants and stock options outstanding which are potentially dilutive. Furthermore, due to the lack of a required dividend and the full voting rights associated with the Series A convertible preferred shares sold on June 29, 2006, the Company’s weighted-average outstanding share amounts for the year ended December 31, 2006 include the effect of

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

5,587,068 shares of Series A convertible preferred stock that were issued and outstanding until their conversion into common stock on August 10, 2006.

(k)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Although the Company will continue to evaluate the application of SFAS 157, the Company does not currently believe that the adoption of SFAS 157 will have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities,” providing companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which they have chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Although the Company will continue to evaluate the application of SFAS 159, the Company does not currently believe that the adoption of SFAS 159 will have a material effect on its consolidated financial statements.

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-3 (“EITF 07-3”), “Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities.” EITF 07-3 provides clarification surrounding the accounting for nonrefundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. Although the Company will continue to evaluate the application of EITF 07-3, the Company does not currently believe that the adoption of EITF 07-3 will have a material effect on its consolidated financial statements.

In December 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-1 (“EITF 07-1”) “Accounting for Collaborative Arrangements”. EITF 07-1 affects entities that participate in collaborative arrangements for the development and commercialization of intellectual property. The EITF affirmed the tentative conclusions reached on (1) what constitutes a collaborative arrangement, (2) how the parties should present costs and revenues in their respective income statements, (3) how the parties should present cost-sharing payments, profit-sharing payments, or both in their respective income statements, and (4) disclosure in the annual financial statements of the partners. EITF 07-1 should be applied as a change in accounting principle through retrospective application to all periods presented for collaborative arrangements existing as of the date of adoption. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that adopting EITF 07-1 will have on its consolidated financial statements.

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

(2)	License Agreements

2007 Agreements

Tamibarotene

On September 10, 2007, the Company entered into a license agreement with TMRC, Co., Ltd. (“TMRC”) for the license of patent rights held by TMRC for the European development and commercialization of tamibarotene, a novel synthetic retinoid. The license granted to the Company is exclusive, applies to all products that may be subject to the licensed intellectual property and may be used in the treatment of acute promyelocytic leukemia and human hematological malignancies, including multiple myeloma, myelodysplastic syndrome, chronic myelocytic leukemia, acute myelocytic leukemia and solid tumors other than hepatocellular carcinoma. The Company may sublicense the intellectual property in Europe at its sole discretion.

The Company must pay TMRC a license issue fee of ¥80,000,000, of which ¥18,000,000 was due and paid within 30 days of executing the agreement. The Company must pay the remaining ¥62,000,000 (approximately $552,000 as of December 31, 2007) upon the earlier of a funding event or March 31, 2008. In addition, the Company is required to pay ¥60,000,000 (approximately $535,000 as of December 31, 2007) upon the earlier of June 30, 2008 or the achievement of one-half of the patients enrolled in its tamibarotene STAR clinical study. The license issue fee and the non-contingent milestones were all recorded as research and development expense, at prevailing currency rates at the time of the agreement, for the year ended December 31, 2007. The non-contingent milestones are included in accrued expenses as of December 31, 2007 and have been remeasured based on prevailing currency rates as of December 31, 2007. Under the license agreement, the Company must pay TMRC royalties based on net sales and make additional payments to TMRC in the aggregate of approximately ¥420,000,000 (approximately $3.7 million as of December 31, 2007) upon meeting various clinical and regulatory milestones.

All payments due under this agreement, as well as the Company’s previous agreement for the North American rights to tamibarotene with TMRC (see below), are required to be made in Japanese Yen. The ultimate United States dollar amount paid under these agreements will depend on the foreign currency exchange rates at the time of payment. The Company does not currently employ any hedging strategies related to these payments.

2006 Agreements

INNO-206

On August 18, 2006, the Company entered into a license agreement with KTB Tumorforschungs GmbH (“KTB”) for the license of patent rights held by KTB for the worldwide development and commercialization of DOXO-EMCH, a novel doxorubicin prodrug, or INNO-206. The license granted to Innovive is exclusive and worldwide, applies to all products that may be subject to the licensed intellectual property and may be used in all fields of use. Innovive may sublicense the intellectual property in its sole discretion. KTB granted the Company an option to include within the license any technology that is claimed or disclosed in the licensed patents and patent applications for use in the field of oncology. Innovive also has the right of first refusal on any license that KTB wishes to make to a third party regarding any technology that is claimed or disclosed in the licensed patents and patent applications for use in the field of oncology.

The Company paid KTB a license issue fee of $500,000 on execution of the agreement that was recorded as research and development expense for the year ended December 31, 2006. Under the license agreement, Innovive must make payments to KTB in the aggregate of up to $7,500,000 upon meeting various clinical and regulatory milestones up to and including the product’s second final marketing approval. The Company also agreed to pay:

•	commercially reasonable royalties based on a percentage of net sales;

•	a percentage of non-royalty sub-licensing income; and

•	milestones of $1,000,000 for each additional final marketing approval should the Company pursue them.

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

In the event that the Company must pay a third party in order to exercise its rights to the intellectual property under the agreement, it will deduct a percentage of those payments from the royalties due KTB, up to an agreed upon cap.

Under the agreement, the Company must use commercially reasonable efforts to conduct the research and development activities it determines are necessary to obtain regulatory approval to market the product in those countries that it determines are commercially feasible. Under the agreement, KTB will use its commercially reasonable efforts to provide Innovive with access to suppliers of the active pharmaceutical ingredient of the product on the same terms and conditions as may be provided to KTB by those suppliers.

The license agreement expires on a product-by-product basis upon expiration of the subject patent rights. Innovive has the right to terminate the agreement on 30 days notice, provided it pays a cash penalty to KTB. KTB may terminate the agreement if the Company is in breach and the breach is not cured within a required amount of time or if the Company fails to use diligent and commercially reasonable efforts to meet various clinical milestones.

Tamibarotene

On December 8, 2006, the Company entered into a license agreement with TMRC to acquire exclusive North American rights to develop and commercialize tamibarotene, a novel synthetic retinoid for the treatment of acute promyelocytic leukemia (“APL”), a type of acute myeloid leukemia.

The Company paid TMRC a license issue fee of ¥10,000,000 (approximately $85,000) on execution of the agreement that was recorded as research and development expense for the year ended December 31, 2006. Under the license agreement, Innovive must pay TMRC royalties based on net sales and make payments to TMRC in the aggregate of up to ¥490,000,000 (approximately $4.4 million as of December 31, 2007) upon meeting various clinical, regulatory and sales milestones up to and including the first commercial sale of the product for the treatment of APL. Additional milestones are required for additional approvals in different indications if the Company chooses to further develop the product. Under the terms of the agreement, Innovive acquired the exclusive North American license from TMRC to develop and commercialize tamibarotene for treatment of APL, with an option to include within the license the use of tamibarotene in other fields in oncology including multiple myeloma, myelodysplastic syndrome and solid tumors.

2005 Agreements

INNO-105

In March 2005, the Company entered into an agreement to acquire the rights to an exclusive, world-wide, royalty-bearing sublicense to develop and commercialize technology for the treatment of cancer, conditions stemming from the abnormal regulation of cell growth and other immunological diseases. Based on the results of a Phase I clinical trial, the Company discontinued the development of INNO-105 on September 29, 2006 and has no remaining financial obligations related to the development of this product.

INNO-305

On December 15, 2005, the Company entered into an exclusive worldwide royalty-bearing license agreement with the Sloan-Kettering Institute for Cancer Research (“SKI”), including the right to grant sub-licenses, for the intellectual property relating to INNO-305 for all diseases, disorders and/or conditions, including but not limited to, oncology. The license agreement expires on a country-by-country basis upon expiration of the subject patent rights.

In consideration for the grant of the license to INNO-305, in December 2005 the Company paid an initial license fee of $200,000 which was charged to research and development expense and agreed to make additional

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

payments in the aggregate amount of up to $3,600,000 upon the achievement of clinical and regulatory milestones through the product’s first approval. The Company also agreed to pay:

•	commercially reasonable royalties based on a percentage of net sales;

•	an annual license maintenance fee in any year which a milestone is not paid beginning on the first anniversary of the agreement and ending on the first commercial sale of INNO-305;

•	annual minimum payments for sales of INNO-305 for specified indications;

•	a percentage of non-royalty sub-licensing income; and

•	milestones of $750,000 for each additional final marketing approval should the Company pursue them.

INNO-406

On December 28, 2005, the Company entered into an exclusive worldwide (with the exception of Japan) royalty-bearing license agreement with Nippon Shinyaku, including the right to grant sub-licenses, for the intellectual property relating to INNO-406 in any field. The Nippon Shinyaku license agreement expires on a country-by-country basis upon expiration of the subject patent rights.

In consideration for the grant of the license to INNO-406, in December 2005 the Company paid Nippon Shinyaku an initial license fee of $600,000 which was charged to research and development expense, and agreed to make additional payments in the aggregate amount of up to $13,350,000 (including $5,000,000 upon U.S. approval) upon the achievement of clinical and regulatory milestones up to and including final marketing approvals in the U.S. and Europe. The Company also issued to Nippon Shinyaku 400,000 shares of common stock, of which 200,000 vested immediately. The vested shares were valued at $792,000 and charged to research and development expense as a part of the license fee. The remaining 200,000 shares were held in escrow until the IND for INNO-406 was accepted for review by the FDA. The IND was accepted for review by the FDA in June 2006 and the remaining 200,000 shares with a value of $792,000 were released from escrow and charged to research and development expense. In addition, the Company paid a finder’s fee of $100,000 and issued a warrant to purchase 54,967 shares of common stock with an exercise price of $2.97 per share. The warrants were valued at $171,675 and charged to research and development expense as part of the license fee. The warrant is immediately exercisable and expires in February 2013. The warrants were issued in February 2006.

The Company also agreed to pay the following:

•	commercially reasonable royalties based on a percentage of net sales, dependent on reaching certain revenue thresholds;

•	annual minimum payments if sales of INNO-406 do not meet specified levels; and

•	a percentage of non-royalty sub-licensing income.

Each of the Company’s license agreements requires it to make periodic payments, which in the Company’s current financial condition may be difficult. If the Company fails to comply with its obligations in the intellectual property licenses, the Company could lose its license rights.

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

(3)	Restricted Cash and Short-term Investments

Short-term investments at December 31, 2006 consisted of certificates of deposits with various maturities through August 2007, all of which matured or were liquidated as of December 31, 2007.

Restricted cash consisted of:

	December 31,	December 31,
	2007	2006

Escrow collateralizing manufacturing activities	$—	$1,197,622
Compensating balance for letter of credit	275,000	275,000

Total restricted cash	$275,000	$1,472,622

(4)	Equipment, net

The major categories of the Company’s equipment and leasehold improvements are as follows:

	December 31,
	2007	2006

Computer equipment	$40,570	$9,313
Office equipment	19,038	19,038

	59,608	28,351
Less: accumulated depreciation	17,587	8,451

Net equipment	$42,021	$19,900

Depreciation expense was $9,136, $13,732 and $7,853 for the years ended December 31, 2007, 2006 and 2005, respectively, and $31,709 for the period from March 24, 2004 (inception) to December 31, 2007.

(5)	Accrued Expenses

Accrued expenses as of December 31, 2007 and December 31, 2006 consist of the following:

	December 31,	December 31,
	2007	2006

Accrued compensation	$91,270	$248,413
Accrued research and development costs	3,131,144	646,346
Other accrued expenses	130,250	—

Total accrued expenses	$3,352,664	$894,759

Accrued research and development costs as of December 31, 2007 include $1,086,711 related to non-contingent milestone payments related to the Company’s agreement with TMRC for the license of European rights to tamibarotene (See Note 2).

(6)	Private Placements/Financings

2007

On April 24, 2007, the Company raised gross proceeds of $15,000,000 ($13,872,046 net of offering expenses) through the private placement to 103 accredited investors of units consisting of an aggregate of 5,494,515 shares of its common stock and warrants to purchase an aggregate of 2,747,287 shares of its common stock. The Company sold units to investors at a price per unit equal to $2.73. Each unit consisted of one share of Company common stock and a warrant to purchase one-half of a share of Company common stock. The warrants issued to the investors have an exercise price of $3.75 per share and are immediately exercisable. All of the warrants issued were outstanding at December 31, 2007 and will expire on April 24, 2012.

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

The Company engaged Paramount BioCapital, Inc. (“PBI”), a related party, as exclusive placement agent for the Company for the offering. For its services, the Company paid PBI a cash commission of $868,612 and issued a warrant to PBI to purchase 274,726 shares of Company common stock with an exercise price of $3.75 per share. The warrant issued to PBI is exercisable immediately and will expire on April 24, 2012. One of the Company’s directors is an employee of PBI and one is an employee of an affiliate of PBI.

As part of the offering, the Company and the investors entered into a price protection agreement. In the event that the Company issued shares of its common stock at a price per share less than $2.73 at any time within 180 days after April 24, 2007, then each investor would have had the right to receive a number of additional shares of common stock equal to (i) the aggregate purchase price per unit paid by the investor in the offering, divided by the subsequent share purchase price, (ii) less the number of shares of common stock purchased by the investor in the offering. Each investor would have to pay to the Company the par value for each additional share received. This right expired on October 21, 2007 and no additional shares were issued.

Pursuant to the terms of the subscription agreements between the Company and the investors, the Company was required to file a registration statement with the SEC by May 24, 2007 to register for resale the shares of common stock purchased by the investors and the shares of common stock underlying the investor warrants and the PBI warrant. The Company filed the registration statement with the SEC on May 24, 2007 and it was declared effective on August 9, 2007.

2006

On June 29, 2006, Innovive raised gross proceeds of $13,521,277 ($12,501,135 net of offering expenses) through the private placement (“Private Placement”) of 3,414,464 shares of its $.001 par value Series A convertible preferred stock at a sale price of $3.96 per share. The Series A convertible preferred stock had no required dividend. Each share of Series A convertible preferred stock was convertible into one share of common stock. Innovive was required to file a registration statement for the common shares underlying the Series A convertible preferred shares with the SEC no later than August 28, 2006. Such registration statement was filed with the SEC on August 7, 2006 and declared effective on August 10, 2006. Upon the effectiveness of such registration statement with the SEC, all shares of Series A convertible preferred stock automatically converted into common shares. In connection with the Private Placement, a total of 341,446 warrants to purchase common shares with an exercise price of $4.36 per share and an expiration date of June 29, 2013 were issued to the designees of the co-placement agents of the Private Placement, resulting in an imputed preferred stock dividend. The Company valued the warrants at fair value using a Black-Scholes option-pricing model resulting in an imputed dividend payable of $808,965 that was recorded as an increase in deficit accumulated in the development stage with a corresponding increase to preferred stock and as an addition to net loss for the purpose of determining net loss per common share.

2005

On June 28, 2005, the Company issued 5% senior convertible notes in the aggregate principal amount of $2,249,984 (the “Notes”) of which $48,357 in principal amount was issued to a related party. Upon the closing of an equity financing transaction from which the Company received proceeds of at least $5,000,000, the Notes, plus all accrued interest, would automatically convert into the same securities issued in the equity financing transaction at a conversion price equal to 75% of the per share price of the securities sold. In addition, each note holder would received warrants to purchase a number shares of the Company’s common stock equal to 15% of the principal amount of the Notes purchased divided by the lowest price paid for securities in the equity financing transaction of at least $5,000,000. Each warrant issued as a result of the equity financing transaction would be exercisable at a price per share equal to 110% of the price per share of the securities in the equity financing and would be exercisable for a period of seven years. As a result of the Private Placement, the Notes with an aggregate amount of principal and accrued interest of $2,364,415 were automatically converted into 796,086 shares of Series A convertible preferred stock at a conversion price of $2.97 per share, all of which converted to shares of common stock on August 10, 2006

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

upon the effectiveness of the registration statement filed with the SEC. In addition, the purchasers of the Notes received 85,227 warrants to purchase shares of common stock at an exercise price of $4.36 per share. Accordingly, the total debt converted was reclassified from notes payable to preferred stock within the balance sheet. Furthermore, as a result of the Private Placement the contingency was resolved and the contingent beneficial conversion feature totaling $788,086 for the Notes including accrued interest was charged to interest expense and included in additional paid-in capital at that time.

Other

In June 2004, the Company entered into an open-ended future advance promissory note agreement whereby Paramount Biocapital Investments LLC or one or more of its affiliates (“Paramount”), agreed to advance funds for obligations arising out of the operations of the Company’s business. Paramount is solely owned by a significant stockholder of the Company. Additionally, in April 2006, the Company entered into an open-ended future advance promissory note agreement whereby an entity related to the sole shareholder of Paramount agreed to advance funds in a similar manner. Each individual future advance promissory note accrued interest at a fixed rate equal to 5% per annum and was payable upon the earlier of two years from the date of issuance of the note or the date on which the Company entered into certain specified financing transactions. During the year ended December 31, 2006, the Company borrowed an aggregate principal amount of $3,540,000 under these future advance promissory notes. Interest expense pursuant to the future advance promissory note agreements totaled $90,958 and $67,269 for the years ended December 31, 2006 and 2005, respectively, $5,784 for the period from March 24, 2004 (inception) to December 31, 2004 and $164,011 for the period from March 24, 2004 (inception) to December 31, 2006.

On June 29, 2006, in connection with the private placement of Series A convertible preferred shares, the aggregate amount of principal and accrued interest under the future advance promissory note due to Paramount totaling $4,073,390 automatically converted into 1,028,634 shares of Series A convertible preferred stock at fair value. Additionally, the aggregate amount of principal and accrued interest under the future advance promissory note due to the entity related to the sole shareholder of Paramount totaling $1,377,621 automatically converted into 347,884 shares of Series A convertible preferred stock at fair value. Accordingly, the total debt converted was reclassified from notes payable to preferred stock.

(7)	Income Taxes

There was no current or deferred income tax provision for the years ended December 31, 2007, 2006, 2005 or for the period from March 24, 2004 (inception) to December 31, 2004.

The components of the Company’s deferred tax assets as of December 31, 2007 and 2006 are as follows:

	2007	2006

Net operating loss carryforwards	$14,640,000	$7,941,000
License fees	568,000	591,000
Research and development tax credit carryforwards	1,625,000	824,000
Accrued research and development expenses	119,000	—

Totals	16,952,000	9,356,000
Less: valuation allowance	(16,952,000)	(9,356,000)

Net deferred tax asset	$—	$—

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

A reconciliation of the statutory federal income tax rate and the effective tax rate are as follows:

	2007	2006	2005

Federal statutory tax rate	34%	34%	34%
State income taxes, net of federal effect	5%	5%	5%
Research and development tax credits	6%	10%	—
Change in valuation allowance	(42)%	(50)%	(39)%
Other	(3)%	1%	0%

Effective income tax rate	0%	0%	0%

At December 31, 2007, the Company, based on a completed section 382 analysis, had available federal and state net operating loss carryforwards of approximately $37,586,000 which expire in the years 2024 through 2027. In addition, the Company has federal research and development tax credit carryforwards of approximately $1,625,000.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48 Accounting for Uncertainty in Income Tax (“FIN 48”) an interpretation of FASB Statement No. 109 (“SFAS 109”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded no adjustment for the unrecognized income tax benefits. At the adoption date of FIN 48, January 1, 2007 and also at December 31, 2007, the Company had no unrecognized tax benefits.

The Company’s ability to utilize its NOLs may be limited if it undergoes an ownership change, as defined in section 382, as a result of subsequent changes in the ownership of outstanding stock. An ownership change would occur if, among other things, the stockholders, or group of stockholders, who own or have owned, directly or indirectly, 5% or more of the value of the outstanding stock, (or are otherwise treated as 5% stockholders under section 382 and the regulations promulgated there under), increase their aggregate percentage ownership of the Company’s outstanding stock by more than 50 percentage points over the lowest percentage of the Company’s outstanding stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs. Based on the 382 analysis completed, there were no such limitations as of December 31, 2007.

Given the Company’s history of incurring operating losses, management believes that it is unlikely that any of the deferred tax assets will be recoverable. As a result, a valuation allowance equal to the gross deferred tax assets was established. The valuation allowance increased by $7,596,000, $7,064,000 and $2,143,000 in 2007, 2006 and 2005, respectively.

(8)	Shareholders’ Equity (Deficiency)/Stock-Based Compensation

In March 2004, Innovive established the 2004 Stock Option Plan (the “Plan”), which provides for the granting of up to 925,000 options to officers, directors, employees and consultants for the purchase of common stock through March 2014. The options will have a maximum term of ten years, vest over a period to be determined by the Company’s Board of Directors and have an exercise price at or above fair market value.

In May 2007, Innovive established the 2007 Stock Plan, which provides for the granting of equity awards, including stock options, stock awards and restricted stock, to officers, directors, employees and consultants for the purchase of up to an aggregate of 1,500,000 shares of common stock through April 2017. The Company’s Board of Directors or a Board designated committee will determine the type of awards and their terms within the parameters of the 2007 Stock Plan.

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), effective January 1, 2006. SFAS 123(R) requires the recognition of the fair value of stock-based compensation in net income or loss. Stock-based compensation consists of the value of stock options and restricted stock issued to employees and non-employees. Stock options have been granted at exercise prices equal to or above the fair market value of the Company’s stock at the dates of grant. Generally, stock options granted to employees and directors vest ratably over the three years from the grant date and have a term of 10 years. The restricted stock vests ratably over the three years from the grant date. No restricted stock has been granted since 2005. The Company recognizes the value of the options and restricted stock as stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period.

The Company recognized stock-based compensation expense of $782,359, $863,288, $85,671 for 2007, 2006 and 2005, respectively. For the Company’s stock-based compensation plan, the fair value of each grant was estimated at the date of grant using the Black-Scholes option-pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is assumed to be zero, as the Company had not paid and does not intend to pay any cash dividends) and employee exercise behavior. Expected volatilities utilized in the model are based on historical volatilities of a peer group of several early stage specialty pharmaceutical companies. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect in the period of grant. The expected life is based on management’s expectations. The Company’s calculation of stock-based compensation also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The following summarizes the Black-Scholes assumptions the Company used for its options all of which were granted in 2007, 2006 and 2005:

	Year Ended December 31,
	2007	2006	2005

Average expected term (years)	7.0	7.0	7.0
Weighted average risk-free interest rate	4.81%	4.89%	3.84%
Dividend yield	0%	0%	0%
Volatility	95.5%	69.8%-97.8%	80.3%
Weighted average grant date fair value	$2.58	$2.93	$3.53

There were no awards exercised during the years ended December 31, 2007, 2006 and 2005. The total remaining unrecognized compensation cost related to unvested awards amounted to $1,592,489 at December 31, 2007 and is expected to be recognized over the next three years. The weighted average remaining requisite service period of the unvested awards was 20 months.

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Stock Option Plan

A summary of the status of the Company’s stock options granted as of December 31, 2007 and changes during the year then ended is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrisic
	Option Awards	Price	Life	Value

Balance December 31, 2004	—	$—
Grants	94,800	1.10

Balance December 31, 2005	94,800	1.10
Grants	644,801	3.98

Balance December 31, 2006	739,601	3.61
Grants	674,500	4.08
Forfeitures	(240,000)	3.72

Balance December 31, 2007	1,174,101	$3.86	8.96	$18,960

Available for grant (2,425,000 authorized)	1,250,899
Exerciseable at December 31, 2007	408,934	$3.31	8.38	$18,960

There were no options granted prior to 2005.

Restricted Stock

In May 2005, the Company granted 157,900 shares of restricted common stock to two executives for subscriptions receivable totaling $158, or $0.001 per share. The shares vest equally over a three-year period and were valued at $1.10 per share or a total value of $173,690. The Company is amortizing the fair value of these awards over their three-year vesting period.

A summary of the status of the Company’s nonvested restricted stock awards as of December 31, 2007 and changes during the year ended December 31, 2007 is presented below:

		Weighted
		Average
		Grant Date
	Shares	Fair Value

Nonvested at December 31, 2006	105,266	$1.10
Vested	(52,633)	1.10
Forfeited	(31,580)	1.10

Nonvested at December 31, 2007	21,053	$1.10

There were no restricted stock awards granted prior to 2005.

Consultant Options

In 2005, the Company issued options to a consultant to purchase 94,800 shares of common stock at an exercise price of $1.10 per share. The grant date fair value of these options was determined to be $334,727.

In 2006, the Company issued options to purchase an aggregate of 97,500 shares of common stock to its Scientific Advisory Board members and certain consultants. These options were granted at a weighted average exercise price of $4.00. The fair value of these options was determined to be $292,575.

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Warrants

In connection with the June 2005 senior convertible note financing, a total of 55,656 warrants at an exercise price of $4.36 were issued to the designees of the placement agent, PBI of the Notes financing. PBI is solely owned by a significant shareholder of the Company. These warrants have a cashless exercise feature and expire in June 2012. As of December 31, 2007, none of these placement warrants had been exercised. In addition, the purchasers of the Notes received 85,227 warrants to purchase shares of common stock at an exercise price of $4.36 per share.

In February 2006, 54,967 warrants were issued to a consultant with an exercise price of $2.97 and will expire in February 2013. As a result of adjusting the liabilities related to these warrants to fair value in accordance with EITF No. 00-19, the Company reduced expenses charged to the statement of operations in the amounts of $12,328 for the year ended December 31, 2006. As of December 31, 2007, none of these warrants had been exercised.

On June 29, 2006, in connection with the Private Placement, 341,446 warrants at an exercise price of $4.36 were issued to the co-placement agents of the private placement, of which 200,795 warrants were issued to designees of PBI. These warrants have a cashless exercise feature and expire in June 2013. As of December 31, 2007, none of these placement warrants had been exercised.

On April 24, 2007, in connection with the private placement of common shares the Company issued 2,747,287 warrants at an exercise price of $3.75 per share. The warrants are immediately exercisable and will expire on April 24, 2012. As of December 31, 2007, none of these warrants had been exercised. In addition, the Company issued 274,726 warrants to its placement agent, PBI with an exercise price of $3.75. The warrants are immediately exercisable and will expire on April 24, 2012.

At December 31, 2007, there were warrants outstanding for the purchase of a total of 3,559,309 shares.

(9)	Other Related Party Transactions and Balances

In May 2005, the Company engaged PBI as placement agent to assist in its June 2005 private placement offering of senior convertible promissory notes on a “best efforts” basis. Lindsay A. Rosenwald, M.D. is chairman and chief executive officer of PBI and its affiliates. Dr. Rosenwald and trusts for the benefit of Dr. Rosenwald owned an aggregate of 18.9% of the Company’s outstanding common stock as of December 31, 2007. The Company paid PBI, cash commissions of $141,410 for its services. The Company also reimbursed PBI for $27,977 of expenses (including legal fees) incurred in connection with the offering.

In addition, PBI received a warrant to purchase a number shares of the Company’s common stock equal to 10% of the principal amount of the Notes purchased divided by the lowest price paid for securities in an equity financing transaction from which the Company receives proceeds of at least $5,000,000 prior to the maturity of the Notes. The warrants are exercisable at a price per share equal to 110% of the related price per share set forth above of the securities in the qualifying equity financing transaction and are exercisable for a period of seven years. As a result of the Private Placement, 55,656 warrants to purchase common shares were issued to the placement agent of the senior convertible notes at an exercise price of $4.36 per share.

Prior to October 2006, the Company paid $600 per month to PBI for administrative services.

As of December 31, 2007, two directors of the Company were also full-time employees of either PBI or its affiliates. In addition, prior to October 2006, the Company’s Treasurer was also a full-time employee of PBI.

(10)	Commitments and Contingencies

Operating leases

The Company has various operating leases including the lease of its office space and copiers. In March 2005, the Company signed an agreement to lease office space. The lease commenced April 1, 2005 and expires August 30, 2012. Rent expense for the years ended December 31, 2007, 2006 and 2005 was $209,988, $209,988 and $157,491,

Innovive Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

respectively. The Company’s President and Chief Executive Office has guaranteed the lease payments under the office space lease.

Future minimum lease payments under all operating leases are as follows:

Year Ended December 31,	Amount

2008	218,328
2009	209,988
2010	218,277
2011	221,040
2012	147,360
Thereafter	—

Employment Agreements

The Company has employment agreements with its key executives. The current terms of these agreements expire at various dates, subject to certain renewal provisions.

Letters of Credit

As of December 31, 2007, the Company had a $250,000 letter of credit in support of a customs bond.

(11)	Quarterly Data (Unaudited)

A summary of the quarterly results of operations is a follows:

	Three Month Period Ended
	Mar. 31	Jun. 30	Sep. 30	Dec. 31

2007
Research and development	$2,727,152	$4,190,380	$5,175,303	$2,181,622
General and administrative	963,375	1,201,270	1,322,053	667,253
Net loss	(3,635,531)	(5,329,031)	(6,400,914)	(2,819,396)
Net loss applicable to common shares	(3,635,531)	(5,329,031)	(6,400,914)	(2,819,396)
Loss per common share — basic and diluted	$(0.40)	$(0.41)	$(0.44)	$(0.19)
2006
Research and development	$1,170,251	$3,277,509	$3,995,438	$3,793,664
General and administrative	471,658	611,067	985,023	1,352,001
Net loss	(1,818,045)	(4,891,889)	(4,891,034)	(5,089,259)
Net loss applicable to common shares	(1,818,045)	(5,700,854)	(4,891,034)	(5,089,259)
Loss per common share — basic and diluted	$(0.51)	$(1.55)	$(0.53)	$(0.55)

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Balance Sheets

	March 31,	December 31,
	2008	2007
	(Unaudited)	(Note 1)

ASSETS
Current assets:
Cash and cash equivalents	$301,962	$2,670,470
Restricted cash	275,000	275,000
Other current assets	225,492	147,119

Total current assets	802,454	3,092,589
Equipment, net	39,078	42,021
Other assets	105,969	105,969

Total assets	$947,501	$3,240,579

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable	$1,815,782	$1,962,378
Accrued expenses	2,657,900	3,352,664

Total liabilities	4,473,682	5,315,042

Commitments and contingencies
Shareholders’ deficiency:
Preferred stock; $0.001 par value: 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock; $0.001 par value: 75,000,000 shares authorized at March 31, 2008 and December 31, 2007; 14,610,003 shares issued and outstanding at March 31, 2008 and December 31, 2007	14,610	14,610
Additional paid-in capital	39,772,696	39,648,271
Deficit accumulated in the development stage	(43,313,487)	(41,737,344)

Total shareholders’ deficiency	(3,526,181)	(2,074,463)

Total liabilities and shareholders’ deficiency	$947,501	$3,240,579

See accompanying notes to the financial statements

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Statements of Operations
(Unaudited)

			Period from
			March 24, 2004
	Three Months Ended March 31,		(Inception) to
	2008	2007	March 31, 2008

Operating Expenses:
Research and development	$731,611	$2,727,152	$31,039,911
General and administrative	685,642	963,375	10,115,501

Total operating expenses	1,417,253	3,690,527	41,155,412

Loss from operations	(1,417,253)	(3,690,527)	(41,155,412)
Interest income	17,771	54,996	476,252
Interest expense	—	—	1,605,850
Other expense	176,661	—	219,512

Net loss	(1,576,143)	(3,635,531)	(42,504,522)
Imputed preferred stock dividends	—	—	808,965

Net loss applicable to common shares	$(1,576,143)	$(3,635,531)	$(43,313,487)

Net loss per common share — basic and diluted	$(0.11)	$(0.40)

Weighted average common shares outstanding - basic and diluted	14,610,003	9,147,068

See accompanying notes to the financial statements

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Condensed Statement of Changes in Shareholders’ Deficiency
Three Months Ended March 31, 2008
(Unaudited)

				Deficit
			Additional	Accumulated in
	Common Stock		Paid-In	the Development
	Shares	Amount	Capital	Stage	Total

Balance December 31, 2007	14,610,003	$14,610	$39,648,271	$(41,737,344)	$(2,074,463)
Stock-based employee compensation			133,665		133,665
Stock-based non-employee compensation			(9,240)		(9,240)
Net loss				(1,576,143)	(1,576,143)

Balance March 31, 2008	14,610,003	$14,610	$39,772,696	$(43,313,487)	$(3,526,181)

See accompanying notes to the condensed financial statements

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Condensed Statements of Cash Flows
(Unaudited)

			Period from
	Three Months Ended		March 24, 2004
	March 31,		(Inception) to
	2008	2007	March 31, 2008

Cash flows from operating activities:
Net loss	$(1,576,143)	$(3,635,531)	$(42,504,522)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid by related party on behalf of the Company	—	—	120,000
Non-cash interest expense	—	—	937,072
Depreciation and amortization	2,943	1,348	164,594
Write-off of fixed assets	—	—	36,418
Stock-based compensation — non-employees	(9,240)	43,328	474,968
Stock-based compensation — employees	133,665	240,936	1,419,373
Stock issued in connection with license agreement	—	—	1,584,000
Amortization of debt discount	—	—	255,238
Amortization of debt issuance costs	—	—	357,352
Change in fair value of warrant liability	—	—	(73,268)
Changes in operating assets and liabilities:
Restricted cash	—	323,200	(275,000)
Other current assets	(78,373)	34,178	(355,694)
Other assets	—	—	(105,969)
Accounts payable and accrued expenses	(841,360)	636,321	4,645,357
Accrued interest	—	—	129,457

Net cash used in operating activities	(2,368,508)	(2,356,220)	(33,190,624)

Cash flows from investing activities:
Purchases of office equipment	—	—	(109,886)
Sales of short-term investments	—	1,841,458	1,566,458
Purchases of short-term investments	—	—	(1,566,458)

Net cash provided by (used in) investing activities	—	1,841,458	(109,886)

Cash flows from financing activities:
Proceeds from private placement, net	—	—	13,872,046
Proceeds from note payable to related party	—	—	5,167,000
Proceeds from senior convertible notes	—	—	2,249,984
Proceeds from Series A preferred financing	—	—	12,501,135
Proceeds from subscription receivable	—	—	3,160
Payments for debt issuance costs	—	—	(190,853)

Net cash provided by financing activites	—	—	33,602,472

Net (decrease) increase in cash and cash equivalents	(2,368,508)	(514,762)	301,962
Cash and cash equivalents at beginning of period	2,670,470	978,704	—

Cash and cash equivalents at end of period	$301,962	$463,942	$301,962

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Value of common stock issued to officers valued at $1.10 per share	$—	$—	$173,690

Value of warrant liability allocated to senior convertible notes	$—	$—	$360,798

Value of warrants allocated to senior convertible notes	$—	$—	$255,238

Value of warrants issued to placement agent in connection with senior convertible notes	$—	$—	$166,499

Conversion of note payable — related party debt to Series A convertible preferred stock	$—	$—	$5,451,011

Conversion of senior convertible notes to Series A convertible preferred stock	$—	$—	$2,364,415

Value of beneficial conversion feature in connection with convertible preferred stock	$—	$—	$808,965

Value of warrant liability allocated to consultant	$—	$—	$159,347

Value of stock option liability allocated to consultant	$—	$—	$183,575

Reclassification of warrant liability to additional paid-in capital	$—	$—	$520,147

Beneficial conversion feature attributable to senior convertible notes (including accrued interest)	$—	$—	$788,086

Conversion of Series A convertible preferred stock to common stock upon effectiveness of registration statement	$—	$—	$21,125,526

See accompanying notes to the condensed financial statements

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Notes to Condensed Financial Statements
(Unaudited)

(1)	Summary of Significant Accounting Policies:

Basis of presentation:

Since incorporation on March 24, 2004, the Company’s activities have been related primarily to acquiring its pharmaceutical compound portfolio, raising capital, establishing office facilities and recruiting personnel as well as research and development activities, including formulation, testing and manufacturing of its licensed products and designing and executing clinical studies for these products. The Company has not generated any revenues since inception. Accordingly, the Company is considered to be in the development stage.

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, the financial statements do not include all information and notes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2008 or for any subsequent period. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2007 included in its 2007 Form 10-K filed with the SEC on March 31, 2008.

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As of March 31, 2008, the Company had cash and cash equivalents of only $301,962 and a working capital deficit of $3,671,228 and needs an immediate infusion of cash to continue its operations. For the three months ended March 31, 2008, the Company incurred a net loss of $1,576,143 and had negative cash flows from operating activities of $2,368,508. The Company had an accumulated deficit from March 24, 2004 (inception) through March 31, 2008 of $43,313,487. Management believes that the Company will continue to incur losses for the foreseeable future. The Company has an immediate need for additional capital to be able to continue its operations. The Company currently does not have sufficient funds to satisfy its current obligations or finance its current operations. The continued development and potential commercialization of its product candidates and all other aspects of its operations are and will continue to be contingent on raising sufficient capital to continue to pursue pre-clinical and clinical trials and, thereafter, the successful testing and commercialization of each compound. Without additional capital, the Company will not be able to pursue development of its product candidates. The Company is currently exploring several alternatives including licensing opportunities, the sale to or merger into another company, the sale of one or more of its product candidates and debt and equity financing. If the Company is unable to secure additional capital on reasonable terms or unable to generate sufficient sources of capital through collaborative arrangements, it will not have the ability to continue as a going concern. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Notes to Condensed Financial Statements — (Continued)

Loss per common share:

Basic net loss per common share equals net loss applicable to common shares divided by the weighted average common shares outstanding during each period. Diluted loss per common share equals net loss applicable to common shares divided by the sum of weighted average common shares outstanding during the period, adjusted for the effects of potentially dilutive securities. The Company’s basic and diluted per share amounts are the same since the Company had losses in each period presented. As of March 31, 2008 and 2007, there were a total of 4,893,910 and 1,336,897 options and warrants outstanding, respectively, which were potentially dilutive.

Cash and cash equivalents:

The Company considers highly-liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Recent Accounting Pronouncements:

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R) (“SFAS 141(R)”), Business Combinations (revised), replacing SFAS No. 141 (“SFAS 141”) Business Combinations. This new statement requires additional assets and assumed liabilities to be measured at fair value when acquired in a business combination as compared to SFAS 141. SFAS 141(R) also requires liabilities related to contingent consideration to be re-measured to fair value each reporting period, acquisition-related costs to be expensed and not capitalized and acquired in-process research and development to be capitalized as an indefinite lived intangible asset until completion of project or abandonment of project. SFAS 141(R) requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008. This statement does not allow for early adoption. The Company is currently evaluating the impact of the adoption of this statement on its financial statements.

(1)	Restricted Cash

Restricted cash represents a compensating balance securing a standby letter of credit for a customs bond.

(2)	Accrued Expenses

Accrued expenses as of March 31, 2008 and December 31, 2007 consist of the following:

	March 31,	December 31,
	2008	2007

Accrued compensation	$80,500	$91,270
Accrued research and development costs	2,482,775	3,131,144
Other accrued expenses	94,625	130,250

Total accrued expenses	$2,657,900	$3,352,664

Accrued research and development costs as of March 31, 2008 include $1,228,707 of non-contingent milestone payments related to its agreement with TMRC Co. Ltd. for the license of European rights to tamibarotene.

(3)	Stock-Based Compensation

The Company recognized stock-based compensation expense for the three months ended March 31, 2008 and 2007 in the amount of $124,425 and $284,264, respectively. The total number of shares of common stock issuable upon the exercise of stock options granted during the three months ended March 31, 2008 was 275,000 with a weighted average exercise price $0.45 per share. Stock options granted during the three months ended March 31,

Innovive Pharmaceuticals, Inc.
(A Development Stage Company)

Notes to Condensed Financial Statements — (Continued)

2007 totaled 60,000 with a weighted average exercise price of $3.83 per share. For the Company’s stock-based compensation plan, the fair value of each grant was estimated at the date of grant using the Black-Scholes option-pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is assumed to be zero, as the Company had not paid and does not intend to pay any cash dividends) and employee exercise behavior. Expected volatilities utilized in the model are based on historical volatilities of a peer group of several specialty pharmaceutical companies. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect in the period of grant. The expected life is based on management’s expectations. The Company’s calculation of stock-based compensation also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The stock-based compensation for the awards issued in the three months ended March 31, 2008 was determined using the following assumptions and calculated average fair values:

Three Months Ended
March 31, 2008

Average expected term (years)	7.0
Weighted average risk-free interest rate	3.14%
Dividend yield	0%
Volatility	101.90%
Weighted average grant date fair value	$0.38

As of March 31, 2008, the aggregate intrinsic value of awards outstanding and exercisable was $0, because the exercise price of all outstanding and exercisable options was greater than the Company’s stock price quoted on the Over-the-Counter Bulletin Board. There were no awards exercised in the three months ended March 31, 2008. The total remaining unrecognized compensation cost related to unvested awards amounted to $1,440,714 at March 31, 2008 and is expected to be recognized over three years. The weighted average remaining requisite service period of the unvested awards was 15 months.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
     Section 102(b)(7) of the Delaware General Corporation Law authorizes a corporation in its certificate of incorporation to eliminate or limit personal liability of directors of the corporation for violations of the directors’ fiduciary duty of care. However, directors remain liable for breaches of duties of loyalty, failing to act in good faith, engaging in intentional misconduct, knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal under Delaware General Corporation Law Section 174 or obtaining an improper personal benefit. In addition, equitable remedies for breach of fiduciary duty of care, such as injunction or recession, are available.
     CytRx Corporation’s restated certificate of incorporation eliminates the personal liability of the members of CytRx Corporation’s board of directors to the fullest extent permitted by law. Specifically, Article Eleven of CytRx Corporation’s amended and restated certificate of incorporation provides as follows:
A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.
     Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.
     In addition, CytRx Corporation’s restated certificate of incorporation and restated bylaws provide for indemnification of CytRx Corporation’s officers and directors to the fullest extent permitted by law. In particular, Article Nine of CytRx Corporation’s restated certificate of incorporation provides as follows:
The corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
     Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. CytRx Corporation’s bylaws permit it to purchase insurance on behalf of such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not CytRx Corporation would have the power to indemnify him against such liability under the foregoing provision of the bylaws.
     CytRx Corporation holds an insurance policy covering directors and officers under which the insurer agrees to pay, with some exclusions, for any claim made against CytRx Corporation’s directors and officers for a wrongful act that they may become legally obligated to pay or for which CytRx Corporation is required to indemnify CytRx Corporation’s directors or officers.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted for directors, officers and controlling persons of the Company under the above provisions, or otherwise, the Commission has advised CytRx Corporation that, in its opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 21. Exhibits and Financial Schedules.
     (a) Exhibits. The following is a list of Exhibits to this Registration Statement.

Exhibit
Number	Description	Footnote
2.1	Agreement and Plan of Merger, dated as of June 6, 2008, by and among Innovive Pharmaceuticals, Inc., CytRx Corporation, CytRx Merger Subsidiary, Inc. and Steven Kelly, as stockholder representative (included in Part I as Appendix A to the proxy statement/prospectus included in this Registration Statement)

3.1	Restated Certificate of Incorporation of CytRx Corporation (filed as Exhibit 3.1 to CytRx Corporation’s Annual Report on Form 10-K filed on April 1, 2008) and incorporated herein by reference)

3.2	Certificate of Amendment to Restated Certificate of Incorporation of CytRx Corporation

3.3	Restated By-Laws of CytRx Corporation, as amended (filed as Exhibit 3.2 to CytRx Corporation’s Annual Report on Form 10-K filed on April 1, 2008 and incorporated herein by reference)

Exhibit
Number	Description	Footnote
4.1	Shareholder Protection Rights Agreement, dated April 16, 1997, between CytRx Corporation and American Stock Transfer & Trust Company, as Rights Agent	(a)

4.2	Amendment No. 1 to Shareholder Protection Rights Agreement (incorporated by reference to CytRx Corporation’s Annual Report on Form 10-K filed on March 27, 2001)	(e)

4.3	Amendment No. 2 to Shareholder Protection Rights Agreement (incorporated by reference to CytRx Corporation’s Annual Report on Form 10-K filed on April 2, 2007)	(s)

5.1	Opinion of TroyGould PC

10.1*	CytRx Corporation 1994 Stock Option Plan, as amended and restated	(b)

10.2*	CytRx Corporation 1995 Stock Option Plan	(r)

10.3*	CytRx Corporation 1998 Long-Term Incentive Plan	(d)

10.4*	CytRx Corporation 2000 Long-Term Incentive Plan	(e)

10.5*	Amendment No. 1 to 2000 Long-Term Incentive Plan	(g)

10.6*	Amendment No. 2 to 2000 Long-Term Incentive Plan	(g)

10.7*	Amendment No. 3 to 2000 Long-Term Incentive Plan	(j)

10.8*	Amendment No. 4 to 2000 Long-Term Incentive Plan	(j)

10.9†	License Agreement dated December 7, 2001 by and between CytRx Corporation and Vical Incorporated	(f)

10.10†	Agreement between CytRx Corporation and Dr. Robert Hunter regarding SynthRx, Inc dated October 20, 2003	(j)

10.11	Office Lease between The Kriegsman Group and Douglas Emmett, dated April 13, 2000	(j)

10.12	First Amendment to Office Lease dated October 14, 2005, by and between CytRx Corporation and Douglas Emmett 1993, LLC	(o)

10.13	Second Amendment to Office Lease between CytRx Corporation and Douglas Emmett 1993 LLC, dated June 19, 2008	(x)

10.14	Assignment to CytRx Corporation effective July 1, 2003 of Office Lease between The Kriegsman Group and Douglas Emmett, dated April 13, 2000	(j)

10.15	Asset Sale and Purchase Agreement dated October 4, 2004, by and among CytRx Corporation, Biorex Research & Development, RT and BRX Research and Development Company Ltd	(l)

10.16*	Amended and Restated Employment Agreement dated May 17, 2005 between CytRx Corporation and Steven A. Kriegsman	(n)

10.17*	Second Amended and Restated Employment Agreement dated June 16, 2006 between CytRx Corporation and Dr. Jack Barber	(q)

10.18*	Second Amended and Restated Employment Agreement dated June 16, 2006 between CytRx Corporation and Benjamin S. Levin	(q)

Exhibit
Number	Description	Footnote
10.19	Royalty Agreement dated August 28, 2006 between CytRx Corporation and Kenneth Council, as Trustee of the ALS Charitable Remainder Trust	(r)

10.20	Contribution Agreement, dated as of January 8, 2007, between CytRx Corporation and RXi Pharmaceuticals Corporation	(t)

10.21	Reimbursement Agreement, dated January 8, 2007, between CytRx Corporation and RXi Pharmaceuticals Corporation	(t)

10.22	Voting agreement, dated as of January 10, 2007, between CytRx Corporation and the University of Massachusetts	(t)

10.23	Master Agreement for Clinical Trials Management Services, dated February 5, 2007, between CytRx Corporation and Pharmaceutical Research Associates	(t)

10.24	Stockholders agreement, dated February 23, 2007, among CytRx Corporation, RXi Pharmaceuticals Corporation, Craig C. Mello, Ph.D., Tariq Rana, Ph.D., Gregory J. Hannon, Ph.D., and Michael P. Czech, Ph.D.	(t)

10.25	Form of Purchase Agreement, dated as of April 17, 2007, by and between CytRx Corporation and each of the selling stockholders named therein	(u)

10.26	Contribution Agreement, dated as of April 30, 2007, between CytRx Corporation and RXi Pharmaceuticals Corporation	(t)

10.27*	Employment Agreement dated April 30, 2007, between CytRx Corporation and Shi Chung Ng, Ph.D.	(v)

10.28*	Lease dated July 20, 2007, between CytRx Corporation and BMR-3030 Bunker Hill Street LLC	(v)

10.29*	Employment Agreement dated September 11, 2007, between CytRx Corporation and Mitchell K. Fogelman	(w)

10.30*	Employment Letter dated October 26, 2007, between CytRx Corporation and John Y. Caloz	(w)

23.1	Consent of TroyGould PC (included in Exhibit 5.1 to this Registration Statement)

23.2	Consent of BDO Seidman LLP

23.3	Consent of J.H. Cohn LLP

24.1	Powers of Attorney (included on page II-8)

99.1	Form of Proxy Card for Special Meeting of Stockholders of Innovive Pharmaceuticals, Inc.

*	Indicates a management contract or compensatory plan or arrangement.

†	Confidential treatment has been requested or granted for certain portions which have been blanked out in the copy of the exhibit filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission.

(a)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 17, 1997

(b)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 1997

(c)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (File No. 33-93818) filed on June 22, 1995

(d)	Incorporated by reference to the Registrant’s Proxy Statement filed on April 30, 1998

(e)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K filed on March 27, 2001

(f)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on December 21, 2001

(g)	Incorporated by reference to the Registrant’s Proxy Statement filed June 10, 2002

(h)	Incorporated by reference to the Registrant’s 10-Q filed on May 15, 2003

(i)	Incorporated by reference to the Registrant’s 8-K filed on May 30, 2003

(j)	Incorporated by reference to the Registrant’s 10-K filed on May 14, 2004

(k)	Incorporated by reference to the Registrant’s 10-Q filed on August 16, 2004

(l)	Incorporated by reference to the Registrant’s 8-K filed on October 5, 2004

(m)	Incorporated by reference to the Registrant’s 8-K filed on January 21, 2005

(n)	Incorporated by reference to the Registrant’s 10-Q filed on August 15, 2005

(o)	Incorporated by reference to the Registrant’s 8-K filed on October 20, 2005

(p)	Incorporated by reference to the Registrant’s 8-K filed on March 3, 2006

(q)	Incorporated by reference to the Registrant’s 10-Q filed on August 3, 2006

(r)	Incorporated by reference to the Registrant’s 10-Q filed on November 13, 2006

(s)	Incorporated by reference to the Registrant’s 10-K filed on April 2, 2007

(t)	Incorporated by reference to the Registrant’s 10-Q filed on May 10, 2007

(u)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 18, 2007

(v)	Incorporated by reference to the Registrant’s 10-Q filed on August 9, 2007

(w)	Incorporated by reference to the Registrant’s 10-Q filed on November 14, 2007

(x)	Incorporated by reference to Registrant’s 8-K filed on June 24, 2008
     (b) Financial Statement schedules.
     The following financial statement schedule of CytRx Corporation is set forth in Part I on page E-28 of Appendix E to the proxy statement/prospectus included in this registration statement:
     Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2007, 2006 and 2005

     All other schedules are omitted because they are not required, not applicable, or the information is provided in the financial statements or notes thereto.
     (c) Reports, opinions or approvals. The opinion of Chartered Capital Advisers, Inc. is included in Part I as Appendix C to the proxy statement/prospectus included in this registration statement.
Item 22. Undertakings
     The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bonafide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bonafide offering thereof.
     (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
     (6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bonafide offering thereof.

     (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
     (9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on July 11, 2008.

CYTRX CORPORATION
By:	/s/ STEVEN A. KRIEGSMAN
Steven A. Kriegsman
President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven A. Kriegsman his true and lawful attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign this registration statement and any amendments hereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might do or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEVEN A. KRIEGSMAN Steven A. Kriegsman	President and Chief Executive Officer and Director	July 11, 2008

/s/ MITCHELL K. FOGELMAN Mitchell K. Fogelman	Chief Financial Officer and Treasurer (principal financial and accounting officer)	July 11, 2008

/s/ LOUIS J. IGNARRO Louis J. Ignarro, Ph.D.	Director	July 11, 2008

/s/ MAX LINK Max Link, Ph.D.	Director	July 11, 2008

/s/ JOSEPH RUBINFELD Joseph Rubinfeld, Ph.D.	Director	July 11, 2008

/s/ MARVIN R. SELTER Marvin R. Selter	Director	July 11, 2008

/s/ RICHARD L. WENNEKAMP Richard L. Wennekamp	Director	July 11, 2008

EXHIBIT INDEX

Exhibit
Number	Description	Footnote
2.1	Agreement and Plan of Merger, dated as of June 6, 2008, by and among Innovive Pharmaceuticals, Inc., CytRx Corporation, CytRx Merger Subsidiary, Inc. and Steven Kelly, as stockholder representative (included in Part I as Appendix A to the proxy statement/prospectus included in this Registration Statement)

3.1	Restated Certificate of Incorporation of CytRx Corporation (filed as Exhibit 3.1 to CytRx Corporation’s Annual Report on Form 10-K filed on April 1, 2008) and incorporated herein by reference)

3.2	Certificate of Amendment to Restated Certificate of Incorporation of CytRx Corporation

3.3	Restated By-Laws of CytRx Corporation, as amended (filed as Exhibit 3.2 to CytRx Corporation’s Annual Report on Form 10-K filed on April 1, 2008 and incorporated herein by reference)

4.1	Shareholder Protection Rights Agreement, dated April 16, 1997, between CytRx Corporation and American Stock Transfer & Trust Company, as Rights Agent	(a)

4.2	Amendment No. 1 to Shareholder Protection Rights Agreement (incorporated by reference to CytRx Corporation’s Annual Report on Form 10-K filed on March 27, 2001)	(e)

4.3	Amendment No. 2 to Shareholder Protection Rights Agreement (incorporated by reference to CytRx Corporation’s Annual Report on Form 10-K filed on April 2, 2007)	(s)

5.1	Opinion of TroyGould PC

10.1*	CytRx Corporation 1994 Stock Option Plan, as amended and restated	(b)

10.2*	CytRx Corporation 1995 Stock Option Plan	(r)

10.3*	CytRx Corporation 1998 Long-Term Incentive Plan	(d)

10.4*	CytRx Corporation 2000 Long-Term Incentive Plan	(e)

10.5*	Amendment No. 1 to 2000 Long-Term Incentive Plan	(g)

10.6*	Amendment No. 2 to 2000 Long-Term Incentive Plan	(g)

10.7*	Amendment No. 3 to 2000 Long-Term Incentive Plan	(j)

10.8*	Amendment No. 4 to 2000 Long-Term Incentive Plan	(j)

10.9†	License Agreement dated December 7, 2001 by and between CytRx Corporation and Vical Incorporated	(f)

10.10†	Agreement between CytRx Corporation and Dr. Robert Hunter regarding SynthRx, Inc dated October 20, 2003	(j)

10.11	Office Lease between The Kriegsman Group and Douglas Emmett, dated April 13, 2000	(j)

10.12	First Amendment to Office Lease dated October 14, 2005, by and between CytRx Corporation and Douglas Emmett 1993, LLC	(o)

Exhibit
Number	Description	Footnote
10.13	Second Amendment to Office Lease between CytRx Corporation and Douglas Emmett 1993 LLC, dated June 19, 2008	(x)

10.14	Assignment to CytRx Corporation effective July 1, 2003 of Office Lease between The Kriegsman Group and Douglas Emmett, dated April 13, 2000	(j)

10.15	Asset Sale and Purchase Agreement dated October 4, 2004, by and among CytRx Corporation, Biorex Research & Development, RT and BRX Research and Development Company Ltd	(l)

10.16*	Amended and Restated Employment Agreement dated May 17, 2005 between CytRx Corporation and Steven A. Kriegsman	(n)

10.17*	Second Amended and Restated Employment Agreement dated June 16, 2006 between CytRx Corporation and Dr. Jack Barber	(q)

10.18*	Second Amended and Restated Employment Agreement dated June 16, 2006 between CytRx Corporation and Benjamin S. Levin	(q)

10.19	Royalty Agreement dated August 28, 2006 between CytRx Corporation and Kenneth Council, as Trustee of the ALS Charitable Remainder Trust	(r)

10.20	Contribution Agreement, dated as of January 8, 2007, between CytRx Corporation and RXi Pharmaceuticals Corporation	(t)

10.21	Reimbursement Agreement, dated January 8, 2007, between CytRx Corporation and RXi Pharmaceuticals Corporation	(t)

10.22	Voting agreement, dated as of January 10, 2007, between CytRx Corporation and the University of Massachusetts	(t)

10.23	Master Agreement for Clinical Trials Management Services, dated February 5, 2007, between CytRx Corporation and Pharmaceutical Research Associates	(t)

10.24	Stockholders agreement, dated February 23, 2007, among CytRx Corporation, RXi Pharmaceuticals Corporation, Craig C. Mello, Ph.D., Tariq Rana, Ph.D., Gregory J. Hannon, Ph.D., and Michael P. Czech, Ph.D.	(t)

10.25	Form of Purchase Agreement, dated as of April 17, 2007, by and between CytRx Corporation and each of the selling stockholders named therein	(u)

10.26	Contribution Agreement, dated as of April 30, 2007, between CytRx Corporation and RXi Pharmaceuticals Corporation	(t)

10.27*	Employment Agreement dated April 30, 2007, between CytRx Corporation and Shi Chung Ng, Ph.D.	(v)

10.28*	Lease dated July 20, 2007, between CytRx Corporation and BMR-3030 Bunker Hill Street LLC	(v)

10.29*	Employment Agreement dated September 11, 2007, between CytRx Corporation and Mitchell K. Fogelman	(w)

10.30*	Employment Letter dated October 26, 2007, between CytRx Corporation and John Y. Caloz	(w)

23.1	Consent of TroyGould PC (included in Exhibit 5.1 to this Registration Statement)

23.2	Consent of BDO Seidman LLP

Exhibit
Number	Description	Footnote
23.3	Consent of J.H. Cohn LLP

24.1	Powers of Attorney (included on page II-8)

99.1	Form of Proxy Card for Special Meeting of Stockholders of Innovive Pharmaceuticals, Inc.

*	Indicates a management contract or compensatory plan or arrangement.

†	Confidential treatment has been requested or granted for certain portions which have been blanked out in the copy of the exhibit filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission.

(a)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 17, 1997

(b)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 1997

(c)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (File No. 33-93818) filed on June 22, 1995

(d)	Incorporated by reference to the Registrant’s Proxy Statement filed on April 30, 1998

(e)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K filed on March 27, 2001

(f)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on December 21, 2001

(g)	Incorporated by reference to the Registrant’s Proxy Statement filed June 10, 2002

(h)	Incorporated by reference to the Registrant’s 10-Q filed on May 15, 2003

(i)	Incorporated by reference to the Registrant’s 8-K filed on May 30, 2003

(j)	Incorporated by reference to the Registrant’s 10-K filed on May 14, 2004

(k)	Incorporated by reference to the Registrant’s 10-Q filed on August 16, 2004

(l)	Incorporated by reference to the Registrant’s 8-K filed on October 5, 2004

(m)	Incorporated by reference to the Registrant’s 8-K filed on January 21, 2005

(n)	Incorporated by reference to the Registrant’s 10-Q filed on August 15, 2005

(o)	Incorporated by reference to the Registrant’s 8-K filed on October 20, 2005

(p)	Incorporated by reference to the Registrant’s 8-K filed on March 3, 2006

(q)	Incorporated by reference to the Registrant’s 10-Q filed on August 3, 2006

(r)	Incorporated by reference to the Registrant’s 10-Q filed on November 13, 2006

(s)	Incorporated by reference to the Registrant’s 10-K filed on April 2, 2007

(t)	Incorporated by reference to the Registrant’s 10-Q filed on May 10, 2007

(u)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 18, 2007

(v)	Incorporated by reference to the Registrant’s 10-Q filed on August 9, 2007

(w)	Incorporated by reference to the Registrant’s 10-Q filed on November 14, 2007

(x)	Incorporated by reference to Registrant’s 8-K filed on June 24, 2008